WSFS Financial Corporation

ANNUAL REPORT

2022

Focus. Integrate. Optimize.

Focus.

Integrate.

Optimize.

About WSFS Financial Corporation

WSFS Financial Corporation is a multibillion-dollar financial services company. Its primary subsidiary, WSFS Bank, is the oldest and largest locally headquartered bank and trust company in the Greater Philadelphia and Delaware region. As of December 31, 2022, WSFS Financial Corporation had $19.9 billion in assets on its balance sheet and $64.5 billion in assets under management and administration. WSFS operates from 119 offices, 92 of which are banking offices, located in Pennsylvania (61), Delaware (39), New Jersey (17), Virginia (1) and Nevada (1) and provides comprehensive financial services including commercial banking, retail banking, cash management and trust and wealth management. Other subsidiaries or divisions include Arrow Land Transfer, Bryn Mawr Capital Management, LLC, Bryn Mawr Trust®, The Bryn Mawr Trust Company of Delaware, Cash Connect®, NewLane Finance®, Powdermill® Financial Solutions, WSFS Institutional Services®, WSFS Mortgage®, and WSFS Wealth® Investments. Serving the Greater Delaware Valley since 1832, WSFS Bank is one of the ten oldest banks in the United States continuously operating under the same name. For more information, please visit **wsfsbank.com.**

Our Foundation

MISSION

We Stand For Service®

VISION

We envision a day when everyone will thrive.

STRATEGY

Engaged Associates, living our culture,
enriching the Communities we serve.

VALUES

Service • Truth • Respect

Financial Highlights

(Dollars in millions)

At December 31,	2022	2021	2020
Total assets	$ 19,915	$ 15,777	$ 14,334
Net loans, including held for sale	$ 11,803	$ 7,905	$ 8,993
Deposits	$ 16,204	$ 13,240	$ 11,857
Stockholders' equity	$ 2,205	$ 1,939	$ 1,792
Nonperforming assets to total assets	0.22%	0.21%	0.42%
Number of offices	119	112	112

(Dollars in thousands, except earnings per share data)

For the years ended December 31,	2022	2021	2020
Net income*	$222,375	$ 271,442	$ 114,774
Diluted earnings per common share*	$ 3.49	$ 5.69	$ 2.27
Return on average assets*	1.09%	1.82%	0.87%
Return on tangible common equity*	16.88%	21.56%	9.68%

*Year-over-year compatibility impacted by our allowance for credit losses as discussed in our Annual Report on Form 10-K

Core Highlights

(Dollars in thousands, except earnings per share data)

For the years ended December 31,	2022	2021	2020
Adjusted net income**	$270,685	$ 268,549	$ 96,648
Diluted earnings per common share**	$ 4.25	$ 5.63	$ 1.91
Return on average assets**	1.32%	1.80%	0.74%
Return on tangible common equity**	20.37%	21.33%	8.26%

**Excludes certain one-time items discussed in our Annual Report on Form 10-K

Net Loans	Deposits	Core Fee Revenue†
		

(Dollars in millions)

† Excludes securities gains, realized/unrealized gains on equity investments, net, and in 2022, a valuation adjustment related to our derivative liability established from the sale of Visa Class B shares in 2Q 2020



Letter from Management

Our culture and engaged Associates are the heart of our strategy and bring our mission to life. They continue to be what makes WSFS special.

Rodger Levenson
Chairman, President & Chief Executive Officer

To our Associates, Customers, Owners and Community Partners:

2022 was a very important year for WSFS. It marked the point in time when we seized on the potential of our position as the premier, locally headquartered bank, trust and wealth management franchise in the Greater Philadelphia and Delaware region.

Focus

I am proud of the team's commitment and focus on bringing our 2022-2024 Strategic Plan to life. The theme of our Strategic Plan: **Focus, Integrate** and **Optimize,** anchors our Company as we optimize the significant investments made over the past four years. The Plan is our guidepost and the framework we use to drive performance. It focuses on prioritizing additional investments, our commitment to talent transformation, and reaffirms our promise of cultivating a sustainable culture with keeping service at the center of everything we do.

Integrate

In addition to the three-year Strategic Plan rollout, we hit another major milestone with the successful integration and conversion of Bryn Mawr Bank Corporation (Bryn Mawr). This combination brought together two companies with a rich history of serving our Customers and Communities for 330 years. WSFS has nearly $20 billion in assets and more than $64 billion in assets under administration and management, and 92 banking offices complemented by our national businesses. We are thrilled to welcome talented Associates that joined us as part of this combination and are now a significant part of our growth story. Our teams collaborated exceptionally well to provide a smooth transition for our Bryn Mawr Customers. We also introduced Bryn Mawr Trust as the predominant brand within our Wealth Management division, building on this highly recognized and respected name to strengthen our market position. We recently completed the merger of our registered investment advisory firms, Cypress Capital Management and West Capital Management. The combined entity will operate as Bryn Mawr Capital Management.



BRYN MAWR TRUST

A WSFS COMPANY



Optimize

In 2022, we again delivered strong financial results. We achieved a full-year core ROA of 1.32%, core ROTCE of 20.37% and core EPS of $4.25. Our strong operating performance and growth reflects our focus on long-term strategic planning and execution. The prior years were a time of significant investments, and now our strategy is centered on realizing the benefits of these investments and delivering on our long-term strategic financial objective: achieve sustainable, long-term high performance, defined as ROA in the top quintile of our KRX Bank Index. We also continued to effectively manage our balance sheet with a significant lift in regulatory capital and ample liquidity to fund our growth going forward. Our unique mix of fee-based businesses continues to serve us well and our highly diversified business model strengthens our market position.

Continued on Page 6.



We Stand For Service

Our culture and engaged Associates are the heart of our strategy and bring our mission to life. They continue to be what makes WSFS special. We were named a Top Workplace in Delaware, New Jersey, and Philadelphia, and are a six-time winner of Gallup's Exceptional Workplace Award. Our 2022 Gallup Associate Engagement Survey continues to place us solidly in the top quintile in Gallup's global database.

Throughout the year, we've continued to serve not only our Customers, but our Communities as well. Thanks to the dedication of our Associates, we were named a 2022 honoree of The Civic 50 Greater Philadelphia by Philadelphia Foundation, which recognizes the 50 most community-minded companies in the region. Our Associates gave more than 17,000 hours of their time to volunteer at various organizations across the region and we continued to support our Communities with grants from the WSFS CARES Foundation, as well as corporate contributions, giving more than $2.9 million to nonprofits across our footprint.

It was wonderful to have several dozen Associates join me in celebrating our financial history when we rang the opening bell at NASDAQ in April to mark **35 years as a publicly traded company**.

Many Thanks!

After nearly 17 years successfully leading and growing the Retail Banking division, Rick Wright retired. We are grateful for Rick's leadership and contributions over his career with WSFS and we wish him well in retirement. As part of our ongoing succession planning strategy, Shari Kruzinski, EVP, Chief Consumer Banking Officer, succeeded Rick and now manages all aspects of the Consumer Banking division.

I would also like to thank our Board of Directors for their continued leadership and guidance. Their partnership in our Company and Strategic Plan continues to position us as a sustainable, high-performing Company and helps us to continue to earn the right to remain independent for many generations to come.

Many thanks to Frank Leto for his service on the Board and his leadership with the Bryn Mawr combination. I wish him well on his future endeavors.

As we enter 2023, we remain highly optimistic about our unique market position and the growth potential of the WSFS franchise. We have a dedicated team of Associates and an Executive Leadership Team who are committed to serving our Customers, Communities, Owners, and each other.

On behalf of all of us at WSFS, thank you for supporting our mission of We Stand for Service®.

Rodger and Team




Commitment to Community

To learn more about our commitment to the Communities we serve, please refer to the Environmental, Social, and Governance Report, available on the Investor Relations section of wsfsbank.com.

17,000+ hours
of community service

$2,900,000+
in grants and corporate contributions

2022 honoree
The Civic 50 Greater Philadelphia
by Philadelphia Foundation



Pennsylvania

Philadelphia

Wilmington

New Jersey

Maryland



WSFS Bank Place, Philadelphia



WSFS Bank Center, Wilmington

A View from the Boardroom—2022 Edition



Our financial results demonstrate the strength and diversity of the franchise, a strong balance sheet, and our unique market position.

Jennifer "J.J." Wagner Davis
Lead Independent Director

Dear fellow WSFS Owners:

In a year of significant change, the Board remained focused on WSFS' future and partnering with Management in evaluating the opportunities and challenges inherent in the current operating environment. With the acquisition of Bryn Mawr and the launch of our 2022-2024 Strategic Plan, WSFS is positioned to be the premier, locally headquartered bank, trust and wealth management franchise in the Greater Philadelphia and Delaware region. The Board continues to review and enhance our governance approach and provide input to our strategic priorities. We are pleased to report on the significant progress in these areas over the past year.

A Successful Year on Multiple Fronts

We continued our forward momentum in 2022, led by our Associates' commitment to serve our Customers, Communities, and each other. This was evident in our very strong financial performance. We also continued to invest in talent across the Company. We have an ongoing commitment to developing talent internally as part of our broader succession planning efforts to ensure WSFS continues to thrive in the future.

As Rodger mentioned in his management letter, in 2022 we successfully completed the integration of Bryn Mawr and launched the first year of our 2022-2024 Strategic Plan. The Strategic Plan's theme of Focus, Integrate and Optimize will guide us on our decisions while keeping us rooted in our values of service, truth, and respect. Our primary focus areas for the three-year Plan are talent, service, partnership, growth, and reach, which build upon our culture of engagement.

Our financial results demonstrate the strength and diversity of the franchise, a strong balance sheet, and our unique market position. We have an opportunity to scale thanks to our recent investments and combinations, which position us for sustainable high performance and maintaining a long-term orientation.



Continued on Page 10.

Company Performance

As we optimize our significant investments from the past few years, our long-term financial objective is to be a high-performing Company, which we will measure by outperforming against the KRX Bank Index, which includes our mid-size banking peer group. We will remain focused on being in the top quintile in several metrics, including ROA.

This year we enhanced our engagement with Shareholders, as exemplified by our Executive Leadership Team participating in more than 100 meetings with top Shareholders to review our long-term plans and governance practices. We will continue this outreach in 2023.

We always keep Shareholder value top of mind and will continue to look at Total Shareholder Return as we have done in the past.



Total Shareholder Return



	WSFS Bank	KBW Regional Bank Index	NASDAQ Bank Index	S&P 600 Index	S&P 500 Index
1 year	**-8.43%**	-6.92%	-16.28%	-16.15%	-18.13%
3 year	**7.08%**	16.15%	10.67%	18.22%	24.72%
5 year	**0.41%**	18.71%	15.38%	32.74%	56.77%
7 year	**50.58%**	68.13%	67.88%	89.94%	113.80%
10 year	**254.16%**	168.02%	171.70%	178.10%	226.12%

Calculated consistently as compared to up to seven other relevant indexes, as discussed in detail in prior Board letters, which can be seen at:
investors.wsfsbank.com/financial-information

Evolving the Board

As part of the Board's commitment to continuous improvement, in early 2022 we engaged in a self-assessment project with our Directors. As has been our historical practice, this process was facilitated by an independent consultant with a specific expertise and deep background working with boards on these types of reviews. The Board discussed the collective feedback and affirmed our commitment to the following key themes:

• Commitment to sustainable, long-term high performance.

• Focus on strategy, succession planning and leadership development.

• Earning the right to remain independent.

• Proactive refreshment to enhance the skill set and composition of the Board.

• Embrace and model WSFS values.

We also commenced an evaluation of our current Committee structure to reflect our larger and more complex business model. We look forward to providing updates on this project in 2023.

A Look Ahead

I'd like to take this moment to thank Frank Leto for his leadership and guidance during the Bryn Mawr integration and his time on the Board. As planned, Frank will not be standing for reelection to the Board. As he moves on to future endeavors, we wish him all the best.

Thank you to our Owners, Associates, Customers and Community Partners for your support.

Sincerely,
Jennifer (J.J.) Wagner Davis
and Your WSFS Board of Directors





Board of Directors



Anat Bird
President & CEO SCB Forums, Ltd., a Division of Risk Management Association (RMA)



Francis B. Brake
Chair, Delivery Transformation Subcommittee and Personnel & Compensation Committee, President and Co-Founder of Epic Research



Karen Dougherty Buchholz
Executive Vice President, Administration Comcast Corporation



Diego F. Calderin
Co-Founder and Managing Partner of Banbury Systems (Retired)



Jennifer W. Davis
Lead Independent Director and Chair, Corporate Governance and Nominating Committee Executive Vice President & Chief Operating Officer University of Virginia



Michael J. Donahue
Principal, Donahue Consulting, Inc.



Eleuthère I. du Pont
Chair, Wealth Management Fiduciary Committee President, The Longwood Foundation



Nancy J. Foster
President and Chief Executive Officer, RMA



Christopher T. Gheysens
President & CEO Wawa, Inc.



Rodger Levenson
Chair, Corporate Development Committee and Executive & Risk Committee, Chairman, President & CEO WSFS Financial Corporation and WSFS Bank



Lynn B. McKee
Executive Vice President, Chief Human Resources Officer, Aramark (Retired)



David G. Turner
Chair, Audit and Wealth Management Fiduciary Audit Committees, Managing Partner for Financial Services for all Consulting in North America for IBM

Thank you and best wishes to Frank Leto.

We are grateful for his service on the Board and his guidance during the Bryn Mawr integration.



Francis J. Leto
Former Chief Executive Officer, Bryn Mawr and Bryn Mawr Trust, Former President, Bryn Mawr

Forward-Looking Statements

This Annual Report on Form 10-K, and exhibits hereto, contains estimates, predictions, opinions, projections and other "forward-looking statements" as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, references to the Company's predictions or expectations of future business or financial performance as well as its goals and objectives for future operations, financial and business trends, business prospects and management's outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations. The words "believe," "expect," "anticipate," "plan," "estimate," "target," "project" and similar expressions, among others, generally identify forward-looking statements. Such forward-looking statements are based on various assumptions (some of which may be beyond the Company's control) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to, difficult market conditions and unfavorable economic trends in the United States generally and in financial markets, particularly in the markets in which the Company operates and in which its loans are concentrated, including difficult and unfavorable conditions and trends related to housing markets, costs of living, unemployment levels, interest rates, supply chain issues, inflation, economic growth, and the novel coronavirus (COVID-19) pandemic, and related variant developments, vaccination efforts and emergency orders; possible additional loan losses and impairment of the collectability of loans; the Company's level of nonperforming assets and the costs associated with resolving problem loans including litigation and other costs and complying with government-imposed foreclosure moratoriums; changes in market interest rates, which may increase funding costs and reduce earning asset yields and thus reduce margin; the impact of changes in interest rates and the credit quality and strength of underlying collateral and the effect of such changes on the market value of the Company's investment securities portfolio; the credit risk associated with the substantial amount of commercial real estate, construction and land development, and commercial and industrial loans in the Company's loan portfolio; the extensive federal and state regulation, supervision and examination governing almost every aspect of the Company's operations, potential expenses associated with complying with such regulations, and the effects of potential federal government shutdowns or delays; the Company's ability to comply with applicable capital and liquidity requirements, including its ability to generate liquidity internally or raise capital on favorable terms; possible changes in trade, monetary and fiscal policies and stimulus programs, laws and regulations and other activities of governments, agencies, and similar organizations, and the uncertainty of the short- and long-term impacts of such changes; any impairments of the Company's goodwill or other intangible assets; the discontinued publication of London Inter-Bank Offered Rate (LIBOR) and the transition to an alternative reference interest rate, such as the Secured Overnight Financing Rate (SOFR), including methodologies for calculating the rate that are different from the LIBOR methodology and changed language for existing and new floating or adjustable rate contracts; the success of the Company's growth plans, including its plans to grow the commercial small business leasing, residential, small business and Small Business Administration (SBA) portfolios and wealth management business; the Company's ability to successfully integrate and fully realize the cost savings and other benefits of its acquisitions, manage risks related to business disruption following those acquisitions, and post-acquisition Customer acceptance of the Company's products and services and related Customer disintermediation; negative perceptions or publicity with respect to the Company generally and, in particular, the Company's trust and wealth management business; failure of the financial and operational controls of the Company's Cash Connect® division; adverse judgments or other resolution of pending and future legal proceedings, and cost incurred in defending such proceedings; the Company's reliance on third parties for certain important functions, including the operation of its core systems, and any failures by such third parties; system failures or cybersecurity incidents or other breaches of the Company's network security, particularly given widespread remote working arrangements; the Company's ability to recruit and retain key Associates; the effects of problems encountered by other financial institutions that adversely affect the Company or the banking industry generally; the effects of weather, including climate change, and natural disasters such as floods, droughts, wind, tornadoes and hurricanes as well as effects from geopolitical instability, armed conflicts, public health crises and man-made disasters including terrorist attacks; the effects of regional or national civil unrest (including any resulting branch or ATM closures or damage); possible changes in the speed of loan prepayments by the Company's Customers and loan origination or sales volumes; possible changes in the speed of prepayments of mortgage-backed securities (MBS) due to changes in the interest rate environment and the related acceleration of premium amortization on prepayments in the event that prepayments accelerate; regulatory limits on the Company's ability to receive dividends from its subsidiaries and pay dividends to its stockholders; any reputation, credit, interest rate, market, operational, litigation, legal, liquidity, regulatory and compliance risk resulting from developments related to any of the risks discussed above; any compounding effects or unexpected interactions of the risks discussed above; and other risks and uncertainties, including those discussed in other documents filed by the Company with the Securities and Exchange Commission (SEC) from time to time.

These risks and uncertainties and other risks and uncertainties that could adversely affect our business, results of operations, financial condition or future prospects are discussed in our Annual Report on Form 10-K, including under the heading "Risk Factors," and in other documents filed by the Company with the SEC.

We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. The Company disclaims any duty to revise or update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company for any reason, except as specifically required by law. As used in this Annual Report, the terms "WSFS," "the Company," "registrant," "we," "us," and "our" mean WSFS Financial Corporation and its subsidiaries, on a consolidated basis, unless the context indicates otherwise.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-35638

WSFS FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	**22-2866913**
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
500 Delaware Avenue, Wilmington, Delaware	**19801**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: **(302) 792-6000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	**WSFS**	**Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15. U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by nonaffiliates of the registrant, based on the closing price of the registrant's common stock as quoted on Nasdaq as of June 30, 2022, was $2,526,040,953. For purposes of this calculation only, affiliates are deemed to be directors, executive officers and beneficial owners of greater than 10% of the registrant's outstanding common stock.

As of February 23, 2023, there were issued and outstanding 61,471,013 shares of the registrant's common stock, par value $0.01 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated by reference in Part III hereof.

WSFS FINANCIAL CORPORATION
TABLE OF CONTENTS

		Page
Part I		
Item 1.	Business	3
Item 1A.	Risk Factors	32
Item 1B.	Unresolved Staff Comments	44
Item 2.	Properties	44
Item 3.	Legal Proceedings	44
Item 4.	Mine Safety Disclosures	44
Part II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	45
Item 6.	[Reserved]	46
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	47
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	65
Item 8.	Financial Statements and Supplementary Data	66
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	144
Item 9A.	Controls and Procedures	144
Item 9B.	Other Information	147
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	147
Part III		
Item 10.	Directors, Executive Officers and Corporate Governance	147
Item 11.	Executive Compensation	147
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	147
Item 13.	Certain Relationships and Related Transactions, and Director Independence	147
Item 14.	Principal Accountant Fees and Services	147
Part IV		
Item 15.	Exhibits and Financial Statement Schedules	148
Item 16.	Form 10-K Summary	150
	Signatures	151

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, and exhibits hereto, contains estimates, predictions, opinions, projections and other "forward-looking statements" as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, references to the Company's predictions or expectations of future business or financial performance as well as its goals and objectives for future operations, financial and business trends, business prospects and management's outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations. The words "believe," "expect," "anticipate," "plan," "estimate," "target," "project" and similar expressions, among others, generally identify forward-looking statements. Such forward-looking statements are based on various assumptions (some of which may be beyond the Company's control) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to:

- difficult market conditions and unfavorable economic trends in the United States generally and in financial markets, particularly in the markets in which the Company operates and in which its loans are concentrated, including difficult and unfavorable conditions and trends related to housing markets, costs of living, unemployment levels, interest rates, supply chain issues, inflation, economic growth, and the novel coronavirus (COVID-19) pandemic, and related variant developments, vaccination efforts and emergency orders;

- possible additional loan losses and impairment of the collectability of loans;

- the Company's level of nonperforming assets and the costs associated with resolving problem loans including litigation and other costs and complying with government-imposed foreclosure moratoriums;

- changes in market interest rates, which may increase funding costs and reduce earning asset yields and thus reduce margin;

- the impact of changes in interest rates and the credit quality and strength of underlying collateral and the effect of such changes on the market value of the Company's investment securities portfolio;

- the credit risk associated with the substantial amount of commercial real estate, construction and land development, and commercial and industrial loans in the Company's loan portfolio;

- the extensive federal and state regulation, supervision and examination governing almost every aspect of the Company's operations, potential expenses associated with complying with such regulations, and the effects of potential federal government shutdowns or delays;

- the Company's ability to comply with applicable capital and liquidity requirements, including its ability to generate liquidity internally or raise capital on favorable terms;

- possible changes in trade, monetary and fiscal policies and stimulus programs, laws and regulations and other activities of governments, agencies, and similar organizations, and the uncertainty of the short- and long-term impacts of such changes;

- any impairments of the Company's goodwill or other intangible assets;

- the discontinued publication of London Inter-Bank Offered Rate (LIBOR) and the transition to an alternative reference interest rate, such as the Secured Overnight Financing Rate (SOFR), including methodologies for calculating the rate that are different from the LIBOR methodology and changed language for existing and new floating or adjustable rate contracts;
- the success of the Company's growth plans, including its plans to grow the commercial small business leasing, residential, small business and Small Business Administration (SBA) portfolios and wealth management business;

- the Company's ability to successfully integrate and fully realize the cost savings and other benefits of its acquisitions, manage risks related to business disruption following those acquisitions, and post-acquisition Customer acceptance of the Company's products and services and related Customer disintermediation;

- negative perceptions or publicity with respect to the Company generally and, in particular, the Company's trust and wealth management business;

- failure of the financial and operational controls of the Company's Cash Connect® division;

- adverse judgments or other resolution of pending and future legal proceedings, and cost incurred in defending such proceedings;

- the Company's reliance on third parties for certain important functions, including the operation of its core systems, and any failures by such third parties;

- system failures or cybersecurity incidents or other breaches of the Company's network security, particularly given widespread remote working arrangements;

- the Company's ability to recruit and retain key Associates;

- the effects of problems encountered by other financial institutions that adversely affect the Company or the banking industry generally;
- the effects of weather, including climate change, and natural disasters such as floods, droughts, wind, tornadoes and hurricanes as well as effects from geopolitical instability, armed conflicts, public health crises and man-made disasters including terrorist attacks;
- the effects of regional or national civil unrest (including any resulting branch or ATM closures or damage);
- possible changes in the speed of loan prepayments by the Company's Customers and loan origination or sales volumes;
- possible changes in the speed of prepayments of mortgage-backed securities (MBS) due to changes in the interest rate environment and the related acceleration of premium amortization on prepayments in the event that prepayments accelerate;
- regulatory limits on the Company's ability to receive dividends from its subsidiaries and pay dividends to its stockholders;
- any reputation, credit, interest rate, market, operational, litigation, legal, liquidity, regulatory and compliance risk resulting from developments related to any of the risks discussed above;
- any compounding effects or unexpected interactions of the risks discussed above; and
- other risks and uncertainties, including those discussed herein under the heading "Risk Factors" and in other documents filed by the Company with the Securities and Exchange Commission (SEC) from time to time.

The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. The Company disclaims any duty to revise or update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company for any reason, except as specifically required by law.

As used in this Annual Report on Form 10-K, the terms "WSFS", "the Company", "registrant", "we", "us", and "our" mean WSFS Financial Corporation and its subsidiaries, on a consolidated basis, unless the context indicates otherwise.

The following are registered trademarks of the Company: Bryn Mawr Trust®, Cash Connect®, NewLane Finance®, Powdermill® Financial Solutions, West Capital Management®, WSFS Institutional Services®, WSFS Mortgage® and WSFS Wealth® Investments. Any other trademarks appearing in this Annual Report on Form 10-K are the property of their respective holders.

PART I

ITEM 1. BUSINESS

OUR BUSINESS

WSFS Financial Corporation (the Company or WSFS) is a savings and loan holding company headquartered in Wilmington, Delaware. Substantially all of our assets are held by the Company's subsidiary, Wilmington Savings Fund Society, FSB (WSFS Bank or the Bank), one of the ten oldest bank and trust companies in the United States (U.S.) continuously operating under the same name. With $19.9 billion in assets and $64.5 billion in assets under management (AUM) and assets under administration (AUA) at December 31, 2022, WSFS Bank is the oldest and largest locally-managed bank and trust company headquartered in the Delaware and Greater Philadelphia region. As a federal savings bank that was formerly chartered as a state mutual savings bank, WSFS Bank enjoys a broader scope of permissible activities than most other financial institutions.

A fixture in the community, WSFS Bank has been in operation for more than 190 years. In addition to its focus on stellar customer experiences, WSFS Bank has continued to fuel growth and remain a leader in our community. We are a relationship-focused, locally-managed, community banking institution. Our mission is simple: "We Stand for Service." Our strategy of "Engaged Associates, living our culture, enriching the Communities we serve" focuses on exceeding customer expectations, delivering stellar experiences and building customer advocacy through highly-trained, relationship-oriented, friendly, knowledgeable and empowered Associates. As of December 31, 2022, we serviced our Customers primarily from our 119 offices located in Pennsylvania (61), Delaware (39), New Jersey (17), Virginia (1) and Nevada (1), our ATM network, our website at **www.wsfsbank.com** and our mobile apps.

On January 1, 2022, WSFS and the Bank acquired certain subsidiaries in the merger of Bryn Mawr Bank Corporation (BMBC) with and into WSFS, and the merger of The Bryn Mawr Trust Company with and into the Bank (collectively, the BMBC Merger), pursuant to the agreement and plan of merger, by and between WSFS and BMBC, dated as of March 9, 2021 (the BMBC Merger Agreement) that are not named herein as they are not integral or significant to our business.

Subsidiaries

As of December 31, 2022, the Company had seven consolidated subsidiaries: WSFS Bank, Cypress Capital Management, LLC (Cypress), WSFS Capital Management, LLC (West Capital), WSFS Wealth Management, LLC (Powdermill®), WSFS SPE Services, LLC, The Bryn Mawr Trust Company of Delaware (BMT-DE), and 601 Perkasie, LLC.

- On January 1, 2023, WSFS completed the merger and brand conversion of Cypress and West Capital and has renamed the combined entity Bryn Mawr Capital Management, LLC. The following pertains to these entities as of December 31, 2022:

  ◦ Cypress provides asset management services. As a registered investment adviser and fee-only wealth management firm, Cypress had approximately $1.0 billion in AUM at December 31, 2022 compared to approximately $1.3 billion at December 31, 2021.

  ◦ West Capital, a registered investment adviser, provides fee-only wealth management services tailored to the needs of high net worth individuals operating under a multi-family office philosophy. West Capital had approximately $810.9 million in AUM at December 31, 2022, compared to approximately $947.5 million at December 31, 2021.

- Powdermill® provides multi-family office services to affluent clientele in the local community and throughout the U.S.

- WSFS SPE Services, LLC provides commercial domicile services which include providing employees, directors, subleases of office facilities and registered agent services in Delaware and Nevada.

- BMT-DE, a Delaware state chartered non-depository trust company, supplements our existing Wealth Management segment by offering Delaware advantage trust services including directed trusts, asset protection trusts and dynasty trusts via centers of influence such as estate planning attorneys.

- 601 Perkasie, LLC was formed to hold certain tax credit investments.

As of December 31, 2022, WSFS Bank had two wholly-owned subsidiaries: Beneficial Equipment Finance Corporation (BEFC), and 1832 Holdings, Inc. WSFS Bank had one majority-owned subsidiary, NewLane Finance Company (NewLane Finance®).

- BEFC was acquired during the Beneficial Bancorp, Inc. (Beneficial) acquisition and is in the business of leasing small equipment and fixed assets. Subsequent to the Beneficial acquisition, the leasing operations of BEFC were combined with NewLane Finance®, described below.

- 1832 Holdings, Inc. was formed to hold certain debt and equity investment securities.

- NewLane Finance® originates small business leases and provides commercial financing to businesses nationwide, targeting various equipment categories including technology, software, office, medical, veterinary and other areas. In addition, NewLane Finance® offers new product offerings for insurance through its subsidiary, Prime Protect.

As of December 31, 2022, WSFS had three unconsolidated subsidiaries, WSFS Capital Trust III (the Trust), Royal Bancshares Capital Trust I, and Royal Bancshares Capital Trust II.

- The Trust was formed in 2005 to issue $67.0 million aggregate principal amount of Pooled Floating Rate Capital Securities. These securities are currently callable and have a maturity date of June 1, 2035. The proceeds from this issue were used to fund the redemption of $51.5 million Floating Rate WSFS Capital Trust I Preferred Securities (formerly, WSFS Capital Trust I). WSFS Capital Trust I invested all of the proceeds from the sale of the Pooled Floating Rate Capital Securities in our Junior Subordinated Debentures.

- Royal Bancshares Capital Trust I (Trust I) and Royal Bancshares Capital Trust II (Trust II) (collectively, the Trusts) were acquired in connection with the BMBC Merger. The Trusts were utilized for the sole purpose of issuing and selling capital securities representing preferred beneficial interests. Although WSFS owns an aggregate of $774.0 thousand of the common securities of Trust I and Trust II, the Trusts are not consolidated into the Corporation's Consolidated Financial Statements as the Corporation is not deemed to be the primary beneficiary of these entities.

Segment Information

For financial reporting purposes, our business has three segments: WSFS Bank, Cash Connect® and Wealth Management. The WSFS Bank segment provides loans and leases and other financial products to commercial and consumer customers. Cash Connect® provides ATM vault cash, smart safe and other cash logistics services in the U.S through strategic partnerships with several of the largest networks, manufacturers and service providers in the cash logistics industry. The Wealth Management segment provides a broad array of planning and advisor services, investment management, personal and institutional trust services, and credit and deposit products to individuals, corporate, and institutional clients.

WSFS Bank

As of December 31, 2022, WSFS Bank's banking business had a total loan and lease portfolio of $11.9 billion, which was funded primarily through commercial relationships and retail and customer-generated deposits. We have built a $9.3 billion commercial loan and lease portfolio by recruiting seasoned commercial lenders in our markets, offering the high level of service and flexibility typically associated with a community bank and through acquisitions. We fund this business primarily with deposits generated through commercial relationships and consumer deposits, as well as through our digital banking platforms.

WSFS Bank also offers a broad variety of consumer loan products, retail securities and insurance brokerage services through our retail branches, and mortgage and title services through WSFS Mortgage®. Our WSFS Mortgage® business is a mortgage banking company and abstract and title company specializing in a variety of residential mortgage and refinancing solutions.

Cash Connect®

Our Cash Connect® business is a premier provider of ATM vault cash, smart safe (safes that automatically accept, validate, record and hold cash in a secure environment) and other cash logistics services through strategic partnerships with several of the largest networks, manufacturers and service providers in the ATM industry. Cash Connect® services non-bank and WSFS-branded ATMs and smart safes nationwide. As of December 31, 2022, Cash Connect® manages approximately $1.7 billion in total cash and services approximately 26,300 non-bank ATMs and approximately 7,500 smart safes nationwide. Cash Connect® provides related services such as online reporting and ATM cash management, predictive cash ordering and reconcilement services, armored carrier management, loss protection, ATM processing equipment sales and deposit safe cash logistics. As of December 31, 2022, Cash Connect® also supports approximately 650 owned and branded ATMs for WSFS Bank, which has one of the largest branded ATM networks in our market.

Wealth Management

Our Wealth Management business provides a broad array of planning and advisory services, investment management, trust services, and credit and deposit products to individual, corporate, and institutional clients through multiple integrated businesses. Combined, these businesses had $64.5 billion of AUM and AUA at December 31, 2022. Bryn Mawr Trust® is our predominant Private Wealth Management brand, providing advisory, investment management and trustee services to institutions, affluent and high-net-worth individuals. The Bryn Mawr Trust Company of Delaware, formed by the merger of BMT-DE and Christiana Trust DE on April 1, 2022, provides personal trust and fiduciary services to families and individuals across the U.S. and internationally. WSFS Institutional Services® provides trustee, agency, bankruptcy administration, custodial and commercial domicile services to institutional, corporate clients and special purpose vehicles. Private Wealth Management, which includes Private Banking, serves high-net-worth clients and institutions by providing trustee and advisory services, financial planning, customized investment strategies, brokerage products such as annuities and customized banking services including credit and deposit products tailored to its clientele. Private Wealth Management includes businesses that operate under the bank's charter, through a broker/dealer and as a registered investment advisor (RIA). It generates revenue through fee-only arrangements, net interest income and other fee-only services such as estate administration, trust tax planning and custody. Powdermill® is a multi-family office specializing in providing independent solutions to high-net-worth individuals, families and corporate executives through a coordinated, centralized approach.

For segment financial information for the years ended December 31, 2022, 2021 and 2020, see Note 22 to the Consolidated Financial Statements in this report.

Recent Business Developments

- ***Continued Acquisition and Integration Efforts:*** On January 1, 2022, we completed our acquisition of Bryn Mawr Bank Corporation (BMBC), a Pennsylvania corporation and the parent holding company of The Bryn Mawr Trust Company, a Pennsylvania chartered bank and wholly-owned subsidiary of BMBC. Our bank technology, branding, and branch conversion was completed during the first quarter of 2022. We have substantially completed our Trust and Wealth Management integration, including the organizational design and brand conversion. Additional efforts surrounding technology integration are expected to continue into 2024. Throughout this document, we refer to these acquired entities collectively as "Bryn Mawr Trust."

WSFS DIFFERENTIATION STRATEGY

We believe that WSFS, through our unique competitive position in our market as the only community bank with a full suite of product offerings to compete with larger institutions, diversified and resilient fee income, and high-touch customer service, sets itself apart from other banks in our market and the industry in general.

Our focus on this differentiation strategy supports our core franchise with a mix of organic and acquisition-related growth and builds value for our stockholders. Since December 31, 2018, our commercial loans and leases, which exclude loans held-for-sale, have grown 133% from $4.0 billion to $9.3 billion at December 31, 2022. Over the same period, customer deposits have grown 195% from $5.4 billion to $16.1 billion. For further details, refer to the Comparative Stock Performance Graph in Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The following factors summarize what we believe is our differentiation strategy:

Our Mission

We Stand for Service® is our mission and our daily call to action. Since 1832, WSFS has been a service-oriented, locally-managed community banking institution serving Delaware Valley families and businesses. We strive to meet our Customers' evolving banking needs and to exceed their expectations each and every day.

Values

Our values are the foundation of our culture. They define us and serve as our moral compass. Our values are rooted in integrity; we do the right thing, unconditionally. We live our values every day; they nourish our culture and practiced, over time, become "the WSFS way." Our values are the fuel that ignites our virtuous cycle: when we do well, our Community does well and when our Community does well, we do well.

- Service: Serving others is fundamental to our mission and grounds our purpose. We serve by listening, caring, collaborating, volunteering and "getting things done" for those who rely on us to be there for them.

- Truth: The truth is non-negotiable. The truth brings clarity to a challenging situation or sensitive matter; it guides us with confidence and conviction. Being open and honest earns trust and underpins our conversations, decisions and communications.

- Respect: We value and respect each other and all we serve. The many unique attributes of our team makes us stronger. Respecting others' beliefs, experiences, perspectives and feelings sparks dialogue, facilitates learning and growth, drives change, inspires innovation and builds valued relationships.

Engagement and Culture

Our business model is designed using the science of Human Sigma, which is built on a foundation of engagement. Our model begins with Associates (employees) who take ownership for their responsibilities and impact; as such, they are more likely to consistently perform at a higher level. We significantly invest in our culture and engagement as they underpin all that we do at WSFS, including attracting, inspiring and retaining our Associates, delivering stellar Customer experiences and strengthening the well-being of our communities as evidenced by our Vision: "We envision a day when everyone will thrive." Our strategy, "Engaged Associates, living our culture, enriching the Communities we serve" builds upon that principal.



Our strategy in action starts a virtuous cycle whereby, as we do better, our community does better and as our community does better, we do better. It's a simple premise that plays out in a big way every day. Research studies validate the direct link between engagement and a company's financial performance. Our strategy, which drives our virtuous cycle, ensures that research and reinforces our culture that is evidenced in our Company results.

Human Resources

At December 31, 2022, we had 2,160 full-time equivalent Associates. Our Associates are not represented by a collective bargaining unit and we believe our relationship with our Associates is strong.

During 2022, WSFS captured the voice of our Associates and our Customers through multiple channels to measure our Associate and Customer engagement. The 2022 full-year survey results below reflect the first-time participation from legacy BMT Associates, onboarding of BMT Customers and the continuation of our Future Forward strategy which included a phased transition to a hybrid work environment.

- Our Associate engagement survey results placed WSFS in the 90th percentile of Gallup's global overall company-level database. Our Associate engagement ratio was 10.3:1, which means there were 10.3 engaged Associates for every actively disengaged Associate. This compares to a U.S. working population ratio of 1.8:1.

- Our culture of inclusion index of 4.40 placed WSFS in the top third of Gallup's global overall workgroup-level database. We believe these results reflect that Associates are encouraged to be themselves, are a valued part of their teams, experience strength-based developments, have inclusive conversations and trust in the Company's mission, values and leadership.

- 62.8% of Customers surveyed ranked WSFS a "five" out of five, strongly agreeing with the statement "WSFS is the perfect bank for people like me." Our Customer engagement ratio was 6.1:1, which means there were 6.1 engaged Customers for every actively disengaged Customer.

- Customer loyalty remained consistent during the year, as measured by our Net Promoter Scores (NPS). Our branch network achieved an overall NPS of 76.7 in 2022, which placed WSFS in the top quintile of Medallia's global database for transactional surveys.

In 2023, as we continue gathering and learning from Customer feedback, we will expand our Customer Survey program to consistently evaluate the experiences of our Customers and Clients across the Company. As part of this expansion, the Bank will leverage NPS as the primary metric to measure Customer and Client engagement and loyalty.

By fostering a culture of engaged and empowered Associates, we believe we have become the employer and bank of choice in our market. In 2022, we were honored to receive the following accolades:

- Ranked #1 in Delaware on the Forbes America's Best Banks in Each State Listing;

- Received The Gallup Exceptional Workplace Award for the sixth time;

- Named a Top Workplace in Delaware for the 16th year in a row;

- Named a Top Workplace in Philadelphia and southeastern PA for the eighth year in a row;

- Named "Best of Biz" for Online Banking by South Jersey Magazine;

- Named a 2022 honoree of The Civic 50 Greater Philadelphia by the Philadelphia Foundation, in partnership with Points of Light and other local partners;

- Selected as Voter's Choice for "Best Community Involvement" at the Delaware Small Business Chamber's Blue Ribbon Awards.

Diversity, Equity and Inclusion

Beyond having diverse talent and Customers, WSFS works to create a truly inclusive environment with opportunities to find commonalities, build relationships and provide support to our diverse Communities from different backgrounds and cultures. We are committed to enhancing workforce diversity, creating developmental opportunities and continually improving hiring practices to retain our status as an employer of choice.

During 2022, the Company completed the following Diversity, Equity, and Inclusion (DEI) accomplishments:

- Successfully relaunched the WSFS Diversity, Equity, and Inclusion Steering Committee (DISC), which includes DEI Strategic Pillars as well as our six active Resource Groups: ADAPT – Advocate. Disability. Access. Partner. Together.; APPN – Asian Pacific-Islander Professional Network; BOLD – Black Organization for Leadership and Development; HOLA – Hispanic Organization for Leadership and Advancement; PRIDE – LGBTQIA+ Community; WIN – Women's Inclusion Network;

- Successfully relaunched our DEI intranet page with Associate resources and information;

- Shared our DEI S.E.R.V.I.C.E. video internally and externally;

- Created Associate-authored articles and resources for cultural holidays and months;

- Integrated DEI into new hire education;

- The Forum of Executive Women again recognized WSFS as one of its Champions of Board Diversity for having at least 30% women on our Board of Directors;

- WSFS was honored by The Fund for Women & Girls with its Corporate Champion of Change Award for its commitment to creating an inclusive workplace environment by supporting Associates from diverse communities and backgrounds;

- Dr. Michelle Burroughs, Senior Vice President & Chief Diversity Officer at WSFS, was recognized by the Philadelphia Business Journal as part of its Diversity in Business Awards.

Community Banking Model

Our size and community banking model play a key role in our success. Our approach to business combines a service-oriented culture with a full complement of products and services, all aimed at meeting the needs of our consumer, business and wealth Customers. We believe the essence of being a community bank means that we are:

- Small enough to offer Customers responsive, personalized service and direct access to decision makers, yet

- Large enough to provide the products, services and balance sheet lending capacity needed by our target market Customers.

As the financial services industry has consolidated, many independent banks have been acquired by national companies that have centralized their decision-making authority and focused their product offerings on a regional or even national customer base. As a result, many of these banks have lost the deep knowledge of the local markets expected by our Customer base. We believe this trend has underserved small and medium size business owners who have become accustomed to dealing directly with their bank's senior executives, discouraged consumer customers who often experience deteriorating levels of service in branches and other service outlets, and resulted in less empowered bank employees who are less engaged to provide good and timely service to their customers.

We have created the largest, premier, locally-headquartered community bank in the Greater Philadelphia and Delaware region, offering the benefits of local market knowledge and decision-making, a full-service product suite, the balance sheet to compete with larger regional and national banks, and most importantly, a culture of engaged Associates that bring to life WSFS' mission of *We Stand For Service* in our daily delivery of stellar Customer experiences.

WSFS Bank offers:

- One primary point of contact: Each of our relationship managers is responsible for understanding his or her Customers' needs and bringing together the right resources in WSFS Bank to meet those needs.

- A customized approach to serving our Customers: We believe that this gives us an advantage over our competitors who are too large or centralized to offer customized products or services.

- Products and services that our Customers value: This includes a broad array of banking, cash management and trust and wealth management products, as well as a legal lending limit high enough to meet the credit needs of our Customers, especially as they grow.

- Rapid response and a company that is easy to do business with: Our Customers tell us this is an important differentiator from larger, in-market competitors.

Our Diversified Business

Balance Sheet Management

We put a great deal of focus on actively managing our balance sheet. This manifests itself in:

- Prudent capital levels - Maintaining prudent capital levels is key to our operating philosophy. At December 31, 2022 all regulatory capital levels for the Bank were in excess of "well-capitalized" levels. For the capital position of the Bank and the Company, refer to Note 14 of the Consolidated Financial Statements. At December 31, 2022, the Company's common equity to assets ratio was 11.07% and its tangible common equity to tangible assets ratio, which is a non-GAAP financial measure, was 6.31%. For a reconciliation of tangible common equity and tangible assets to net income and total assets, the most comparable measures in accordance with U.S. generally accepted accounting principles (GAAP), refer to "Reconciliation of non-GAAP financial measures included in Item 1" located at the end of this section.

- Disciplined lending - We maintain discipline in our lending with a particular focus on portfolio diversification and granularity. Diversification includes limits on loans to one borrower as well as industry and product concentrations. We supplement this portfolio diversification with a disciplined underwriting process and the benefit of knowing our customers. We have also taken a proactive approach to identifying credit-related trends in our local economy and have responded to areas of concern.

- Focus on credit quality - We seek to control credit risk in our investment portfolio and use this portion of our balance sheet primarily to help us manage liquidity and interest rate risk, while providing marginal income and tax relief. Our philosophy and pre-purchase due diligence have allowed us to control credit risk in our investment portfolio.

- Asset/liability management strategies - Our investment portfolio is consistent with the approved risk appetite of our Board of Directors. We work to optimize duration, yield and liquidity and to minimize credit risk within policy guidelines. The concentration in agency MBS (96% of investment portfolio) and bank qualified municipal bonds (4% of investment portfolio) provides liquidity, yield and credit to meet the intended risk profile.

Disciplined Capital Management

We understand that our capital (or stockholders' equity) belongs to our stockholders. They have entrusted this capital to us with the expectation that it will earn an appropriate return relative to the risks we take. Mindful of this balance, we prudently, but aggressively, manage our capital. We continue to execute our current Board-approved share repurchase plans, as well as any future Board-approved share repurchase plans, including opportunistically repurchasing shares, based on current valuation levels, above our stated practice of returning a minimum of 35% of annual core net income to stockholders through dividends and share repurchases.

Performance Expectations and Alignment with Stockholder Priorities

We are focused on high-performing, long-term financial goals. We define "high-performing" as the top quintile of a relevant peer group in return on assets (ROA). Management incentives are, in large part, based on driving performance of ROA as well as return on average tangible common equity (ROTCE), which is a non-GAAP financial measure, and EPS growth. More details on management incentive plans will be included in the proxy statement for our 2023 Annual Meeting of Stockholders.

For the year ended December 31, 2022, WSFS reported ROA of 1.09%. Core ROA, which excludes non-core items and is a non-GAAP financial measure, was 1.32% for the year ended December 31, 2022.

Core ROA for 2022 excludes (i) unrealized gains on equity investments, (ii) valuation adjustments related to our derivative liability established from the sale of 360,000 Visa Class B shares in 2Q 2020, and (iii) corporate development and restructuring expense.

For a reconciliation of Core ROA to ROA, the most comparable GAAP measure, refer to "Reconciliation of non-GAAP financial measures included in Item 1" located at the end of this section.

Growth Plans

We have achieved success over the long-term in lending and deposit gathering, growing the Wealth Management segment's client base and product offerings and growing Cash Connect®'s customer base and services. Our success has been the result of a focused strategy that provides service, responsiveness and careful execution in a consolidating marketplace.

We plan to continue to grow by:

- Developing talented, service-focused Associates: We have successfully recruited Associates with strong ties to, and the passion to serve, their communities to enhance our service in existing markets and to provide a strong start in new communities. We also focus on developing talent and leadership from our current Associate base to better equip those Associates for their jobs and prepare them for leadership roles at WSFS. Our strategy continues to be diligent on attracting, retaining and rewarding the best talent, which we believe has positioned us well in the current climate of the Great Resignation that has seen many employees of U.S. companies reconsider their priorities and voluntarily resign.

- We are committed to building Associate Engagement and Customer Advocacy as a way to differentiate ourselves and grow our franchise.

- Building fee income through investment in and growth of our Wealth Management and Cash Connect® segments.
  - After successfully integrating the Bryn Mawr Trust business during 2022, Wealth Management AUA/AUM ended 87% above 2021 balances. WSFS Institutional Services® ended 2022 as the securitization industry's fifth most active trustee for U.S. Asset and Mortgage Backed Securities according to Asset-Backed Alert's ABS Database.
  - Cash Connect® saw increased fee revenue due to the rising interest rate environment and continued growth in the smart safe space. The division, in partnership with our retail strategy, continued to serve the Greater Philadelphia and the Delaware region through the WSFS ATM network. The number of owned and branded ATMs was 686 as of December 31, 2022.

- Continuing strong growth in commercial and consumer lending by:
  - Offering local decision-making by seasoned banking professionals with significant local market experience.
  - Executing our community banking model that combines stellar experiences with the banking products and services our business customers demand.
  - Continuing to grow our NewLane Finance® leasing business.
  - Adding seasoned lending professionals that have helped us win customers in our Delaware, southeastern Pennsylvania and southern New Jersey markets.
  - Leveraging our strategic lending partnerships, including Spring EQ, LLC, Upstart, LendKey Technologies, Inc, and Cred Technologies (cred.ai).

- Continuing to grow deposits by:
  - Offering products through an expanded and updated branch network, increasing our market presence in Philadelphia, southeastern Pennsylvania and southern New Jersey.
  - Providing a stellar experience to our Customers.
  - Further expanding our Commercial, Small Business, and Wealth Management Customer relationships with deposit and cash management products.
  - Finding creative ways to build deposit market share such as targeted marketing programs.

- Continuing investment in our franchise to increase adoption and usage of digital channels aligned with our strategy by
  - Enabling business outcomes through optimizing and leveraging the full capabilities of current and future Delivery Transformation and Technology investments to increase Associate efficiencies and improve the overall Customer experience.
  - Building out Salesforce to support our customer relationship management with focus on change management, adoption and governance
  - Increased Control, Transparency, Automation & Efficiencies through platform integrations, enhancements and bot implementations
  - Advancing how we use data, the deployment of artificial intelligence, and predictive modeling to create operational efficiencies and redesign business models
  - Continue to build upon people, process and controls within a focus on Information Security and Fraud prevention

- Seeking targeted, strategic opportunities in our non-banking businesses while we focus on optimizing our recent franchise investments.

Disciplined Cost Management

We maintain a disciplined cost management strategy while continuing to make prudent investments in our businesses through the lens of our Strategic Plan. This was evident in management's execution of the cost synergies and branch optimization plan following the acquisition of Bryn Mawr Trust. Further, we have experienced and continue to anticipate increased costs as a result of our previously announced Delivery Transformation initiative and investment in marketing technology, fully supported by business cases indicating strong return on investment, and driving our future growth.

Innovation

Our organization is committed to product and service innovation as a means to drive growth and to stay ahead of changing customer demands and emerging competition. We are focused on developing and maintaining a strong "culture of innovation" that solicits, captures, prioritizes and executes innovation initiatives, including feedback from our customers, as well as leveraging technology from product creation to process improvements. Cash Connect®, a premier provider of ATM vault cash, smart safe and other cash logistics services in the U.S., serves as an innovation engine by driving enhancements such as mobile phone cash withdrawals from WSFS ATMs, and has developed best-in-class cash logistics and reconciliation software. WSFS Institutional Services®, which offers owner and indenture trustee services for asset-backed securities, custody, escrow, verification agent services as well as numerous other services, has partnered with several technology firms and fintechs to enhance and expand our client offerings. These innovations have created internal efficiencies and valued services for our local banking customers, institutional clients and merchants across the nation. We intend to continue to leverage technology and innovation to grow our business and to successfully execute on our strategy.

In 2019, we embarked on a multi-year Delivery Transformation initiative focused on melding our physical and digital delivery, consistent with our brand, by enabling our Associates with the latest technology and actionable data to better serve our Customers. Industry and customer behavior trends continue to shift as observed in reduced branch traffic and increased digital channel adoption. As such, we have concluded that we need to stay nimble as we transform our delivery channels to meet these new expectations. Our transformation includes optimizing our physical branch network and making strategic investments in meaningful technology solutions, supported by specialized talent. Those investments are expected to provide our Customers with leading edge products and elevate our Associates, as they strive to serve in a competitive and compelling way. We are designing and integrating solutions to provide personalized experiences to our Customers, while retaining the essence of what makes WSFS great. Through our investments in the franchise and our ongoing commitment to Stellar Service, we intend to continue to lead the community and regional banking industry with regards to service delivery and Customer experience.

Our organization is committed to product and service innovation as a means to drive growth and to stay ahead of changing customer demands and emerging competition. We are focused on developing and maintaining a strong "culture of innovation" that solicits, captures, prioritizes and executes innovation initiatives, including feedback from our customers, as well as leveraging technology from product creation to process improvements.

We have embraced a partnership model to help diversify our consumer business and learn from innovators in the industry. We position ourselves with strategic partners when it is the best experience for our Customers and aligned to our strategic plan. Through these partnerships, we look forward to offering and supporting even more innovative products to the financial services marketplace, continuing our organizational learning in this fast-developing space, and participating in value creation for our stockholders. These current partnerships include:

- Spring EQ, LLC: A digital mortgage solution specializing in home equity, refinancing, cash out, and home purchase loans.

- Upstart: A leading white label lending-as-a-service platform provider specializing in risk-based priced unsecured consumer loans. Our partnership with Upstart allowed us to expand our personal loan offerings to a wider, more inclusive Customer base while diversifying our business and creating more digital-friendly Customer experiences.

- LendKey Technologies, Inc.: A digital lending platform that specializes in student loans and student loan refinancing.

- Cred Technologies (cred.ai): A Philadelphia-based fintech company that provides a high-tech, mobile-first everyday card spending experience. Through our partnership with cred.ai, we issue credit cards and provide deposit accounts.

Enterprise Risk Management

We manage our risks through our Enterprise Risk Management (ERM) program administered by the Chief Risk Officer (CRO) and ERM department. Our stand-alone ERM department is separate from our lines of business. Formal Risk Appetite Statements have been developed for each risk category throughout the institution; these statements are reviewed and approved by the Board annually. From a regulatory perspective, our ERM program is evaluated as part of the regular Safety and Soundness examination by the Office of the Comptroller of the Currency (OCC).

Key Risk Indicators (KRIs) or risk metrics are continually monitored in relation to risk appetite though a Risk Assessment Summary dashboard. Each KRI has an assigned quantitative tolerance level which considers our overall risk appetite, regulatory requirements, the bank's peer group statistics, best practices, and general industry guidelines. As part of our ERM program, approximately 95 KRIs are monitored company-wide. In the event that risk levels exceed our defined risk appetite, management action is required.

The ERM department facilitates a Risk Liaison program, consisting of individuals in the First Line of Defense that monitor and report risks from their respective business lines. ERM engages and has credible challenge discussions with Risk Liaisons and business line leaders to gather information for ERM reporting. ERM reporting is also provided to the Board of Directors quarterly. In addition, our Management Risk Committee (MRC), which meets each quarter, provides management governance and oversight of the Company's risk management program on an enterprise-wide basis, and includes members of the Company's executive and senior management teams.

Market Demographics

Our primary market is the Greater Philadelphia and Delaware region, including southeastern Pennsylvania and southern New Jersey. This market benefits from an urban concentration as well as from a unique political, legal, tax and business environment. The following table shows key demographics for our markets compared to the national average.

(Most recent available statistics)	Delaware	Southeastern Pennsylvania[1]	Southern New Jersey[2]	National Average
Unemployment *(For November 2022)* [3] [4] [5]	4.4%	3.2%	3.0%	3.6%
Median Household Income *(2017-2021)* [6]	$72,724	$88,336	$85,710	$69,021
Population Growth *(2020-2021)* [7]	1.5%	(0.5)%	0.3%	0.2%

(1) Comprised of Bucks, Chester, Delaware, Montgomery, and Philadelphia Counties
(2) Comprised of Burlington and Camden Counties
(3) Bureau of Labor Statistics - Delaware and National unemployment rates are as of November 2022, seasonally adjusted
(4) Bureau of Labor Statistics - Southeastern Pennsylvania unemployment rate is a simple average of the November 2022 not seasonally adjusted unemployment rates for Bucks, Chester, Delaware, Montgomery, and Philadelphia Counties
(5) Bureau of Labor Statistics - Southern New Jersey unemployment rate is a simple average of the November 2022 not seasonally adjusted unemployment rates for Burlington and Camden Counties
(6) U.S. Census Bureau - Quick Facts 2017 - 2021
(7) U.S. Census Bureau - Quick Facts 2020 - 2021

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY

Condensed average balance sheets for each of the last two years and analyses of net interest income and changes in net interest income due to changes in volume and rate are presented in "Results of Operations" included in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CREDIT EXTENSION ACTIVITIES

Over the past several years we have focused on growing the more profitable, relationship-oriented segments of our loan portfolio. Our current portfolio lending activity is concentrated on small- to mid-sized businesses in the mid-Atlantic region of the U.S., primarily in Delaware, southeastern Pennsylvania, southern New Jersey, Maryland and northern Virginia. Based on current market conditions, we expect our focus on growing commercial and industrial loans and other relationship-based commercial loans to continue during the remainder of 2023 and beyond.

The following table shows the composition of our loan and lease portfolio at year-end for the last two years:

	At December 31,			
(Dollars in thousands)	**2022**		2021	
	Amount	**Percent**	Amount	Percent
Types of Loans				
Commercial and industrial[1]	**$ 2,575,345**	**21.9 %**	$ 1,918,043	24.6 %
Owner-occupied commercial	**1,809,582**	**15.4**	1,341,707	17.2
Commercial mortgages	**3,351,084**	**28.4**	1,881,510	24.2
Construction	**1,044,049**	**8.9**	687,213	8.8
Commercial small business leases	**558,981**	**4.8**	352,276	4.5
Residential[2]	**761,882**	**6.5**	546,667	7.0
Consumer[3]	**1,810,930**	**15.4**	1,158,573	14.9
Gross loans and leases	**11,911,853**	**101.3**	7,885,989	101.2
Less:				
Allowance for credit losses	**151,861**	**1.3**	94,507	1.2
Net loans and leases[4]	**$ 11,759,992**	**100.0 %**	$ 7,791,482	100.0 %

[1] Includes $3.8 million and $31.5 million of PPP loans at December 31, 2022 and 2021, respectively.
[2] Includes reverse mortgages, at fair value of $2.4 million and $3.9 million at December 31, 2022 and 2021, respectively.
[3] Includes home equity lines of credit, installment loans unsecured lines of credit and education loans.
[4] Excludes $43.0 million and $113.3 million of commercial and industrial loans and residential loans held for sale at December 31, 2022 and 2021, respectively.

The following table shows the remaining contractual maturity and rate sensitivity of the loan portfolio by loan category as of December 31, 2022. Loans may be pre-paid, so the actual maturity may differ from the contractual maturity. Prepayments tend to be highly dependent upon the interest rate environment. Loans having no stated maturity or repayment schedule are reported in the "Less than One Year" category.

(Dollars in thousands)	Less than One Year	One to Five Years	Five to Fifteen Years	Over Fifteen Years	Total
Commercial and industrial[1]					
Interest rate:					
Fixed	$ 28,458	$ 459,008	$ 215,925	$ 45,473	$ 748,864
Adjustable	380,652	907,746	477,561	60,522	1,826,481
Total	$ 409,110	$ 1,366,754	$ 693,486	$ 105,995	$ 2,575,345
Owner-occupied commercial					
Interest rate:					
Fixed	$ 64,561	$ 333,948	$ 453,014	$ 196,518	$ 1,048,041
Adjustable	51,172	215,512	430,218	64,639	761,541
Total	$ 115,733	$ 549,460	$ 883,232	$ 261,157	$ 1,809,582
Commercial mortgages					
Interest rate:					
Fixed	$ 193,552	$ 740,930	$ 434,508	$ 160,893	$ 1,529,883
Adjustable	136,687	553,069	1,047,788	83,657	1,821,201
Total	$ 330,239	$ 1,293,999	$ 1,482,296	$ 244,550	$ 3,351,084
Construction					
Interest rate:					
Fixed	$ 6,693	$ 20,098	$ 49,698	$ 6,175	$ 82,664
Adjustable	352,347	353,031	246,354	9,653	961,385
Total	$ 359,040	$ 373,129	$ 296,052	$ 15,828	$ 1,044,049
Commercial small business leases					
Interest rate:					
Fixed	$ 21,935	$ 432,669	$ 104,377	$ —	$ 558,981
Adjustable	—	—	—	—	—
Total	$ 21,935	$ 432,669	$ 104,377	$ —	$ 558,981
Residential[2]					
Interest rate:					
Fixed	$ 10,110	$ 15,885	$ 117,264	$ 474,181	$ 617,440
Adjustable[3]	10	341	25,122	116,552	142,025
Total	$ 10,120	$ 16,226	$ 142,386	$ 590,733	$ 759,465
Consumer					
Interest rate:					
Fixed	$ 1,428	$ 329,282	$ 429,403	$ 502,933	$ 1,263,046
Adjustable	13,644	53,009	21,949	459,282	547,884
Total	$ 15,072	$ 382,291	$ 451,352	$ 962,215	$ 1,810,930
Total loans and leases	$ 1,261,249	$ 4,414,528	$ 4,053,181	$ 2,180,478	$ 11,909,436

[1] Includes $3.8 million of PPP loans.
[2] Excludes reverse mortgages at fair value of $2.4 million.
[3] Includes hybrid adjustable-rate mortgages.

Commercial Lending

Pursuant to section 5(c) of the Home Owners' Loan Act (HOLA), federal savings banks are generally permitted to invest up to 400% of their total regulatory capital in nonresidential real estate loans and up to 20% of their assets in commercial loans, but no more than 10% may be in loans that do not qualify as small business loans. As a federal savings bank that was formerly chartered as a Delaware savings bank, the Bank has certain additional lending authority.

Commercial, owner-occupied commercial, commercial mortgage and construction loans have higher levels of risk than residential lending. These loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment experience on loans secured by income-producing properties is typically dependent on the successful operation of the related real estate project and may be more subject to adverse conditions in the commercial real estate market or in the general economy than residential loans. The majority of our commercial and commercial mortgage loans are concentrated in Delaware and Pennsylvania.

We offer commercial mortgage loans on multi-family properties and on other commercial real estate. Generally, loan-to-value ratios for these loans do not exceed 80% of appraised value at origination.

Our commercial mortgage portfolio was $3.4 billion at December 31, 2022. Generally, this portfolio is diversified by property type, with no type representing more than 72% of the portfolio. The largest type is retail-related (non-mall, neighborhood shopping centers and other retail) with balances of $2.4 billion at December 31, 2022. The average size of a loan in the commercial mortgage portfolio is $1.0 million and only 28 loans are greater than $12.0 million, with five loans greater than $24.0 million.

We offer commercial construction loans to developers. In some cases these loans are made as "construction/permanent" loans, which provides for disbursement of loan funds during construction with the option of conversion to mini-permanent loans (one - five years) upon completion of construction. These construction loans are short-term, usually not exceeding three years, with interest rates generally indexed to our WSFS prime rate, the "Wall Street" prime rate or the Secured Overnight Financing Rate (SOFR), and are adjusted periodically as these indices change. The loan appraisal process includes the same evaluation criteria as required for permanent mortgage loans, but also takes into consideration: completed plans, specifications, comparables and cost estimates. Prior to approval of each loan, these criteria are used as a basis to determine the appraised value of the subject property when completed. Our policy requires that all appraisals be reviewed independently from our commercial business development staff. At origination, the loan-to-value ratios for construction loans generally do not exceed 75%. The initial interest rate on the permanent portion of the financing is determined by the prevailing market rate at the time of conversion to the permanent loan. At December 31, 2022, $1.7 billion was committed for construction loans, of which $1.0 billion was outstanding. Also at December 31, 2022, the residential construction and land development (CLD) portfolio represented $588.0 million, or 5%, of total loans and the commercial CLD portfolio represented $321.9 million, or 3%, of total loans. At December 31, 2022, the construction portfolio included $53.2 million of "land hold" loans, which are land loans not currently being developed.

Commercial and industrial and owner-occupied commercial loans include loans for working capital, financing equipment and real estate acquisitions, business expansion and other business purposes. These relationships generally range in amounts of up to $82.6 million with an average loan balance in the portfolio of $1.4 million, and terms ranging from less than one year to ten years. The loans generally carry variable interest rates indexed to our WSFS prime rate, "Wall Street" prime rate or SOFR. At December 31, 2022, our commercial and industrial and owner-occupied commercial loan portfolios were $4.4 billion and represented 37% of our total loan and lease portfolio. These loans are diversified by industry, with no industry representing more than 18% of the portfolio.

Small business and middle market commercial loans that include specialty-lending products, including small business leases and SBA loans, comprise the remainder of our commercial portfolio. As of December 31, 2022, our small business and SBA loans include loan exposures up to $3.3 million and $2.7 million, respectively.

Our commercial small business leases generated through NewLane Finance®, finance critical equipment through advanced technologies, a customer-centric approach and transparent business lending practices. The commercial small business leases portfolio was $559.0 million, or 5% of total loans, at December 31, 2022. These leases included initial average deal sizes of approximately $29 thousand, with yields ranging from 5% to 25% and initial maturity terms of 12 to 84 months.

Federal law limits the Bank's extensions of credit to any one borrower to 15% of our unimpaired capital (approximately $323.3 million), and an additional 10% if the additional extensions of credit are secured by readily marketable collateral. Extensions of credit include outstanding loans as well as contractual commitments to advance funds, such as standby letters of credit. At December 31, 2022, no borrower had collective (relationship) total extensions of credit exceeding these legal lending limits. Our internal "House Limit" to any one borrowing relationship is $100.0 million.

Residential Lending

Generally, we originate held-for-sale residential first mortgage loans with loan-to-value ratios of up to 90% and require private mortgage insurance or government guarantee for up to 35% of the mortgage amount for mortgage loans with loan-to-value ratios exceeding 80%. On a very limited basis, we have originated or purchased loans with loan-to-value ratios exceeding 80% without a private mortgage insurance requirement or government guarantee. Any such loans are originated for sale into the secondary market. At December 31, 2022, the balance of all such loans was approximately $66.0 million.

Our residential loans generally are underwritten and documented in accordance with standard underwriting criteria published by Fannie Mae, Freddie Mac, Federal Housing Agency, Veterans Administration, the U.S. Department of Agriculture and other secondary market participants to assure maximum eligibility for subsequent sale in the secondary market.

To protect the propriety of our liens, we require borrowers to provide title insurance. We also require fire, extended coverage casualty and flood insurance (where applicable) for properties securing residential loans. All properties securing our residential loans are appraised by independent, licensed and certified appraisers and are subject to review in accordance with our standards. The exception to this policy is when we in limited circumstances receive an "appraisal waiver" from one of the governmental agencies, Fannie Mae or Freddie Mac.

The majority of our adjustable-rate, residential loans have interest rates that adjust yearly or bi-yearly after an initial period. The change in rate for the first adjustment date could be higher than the typical limited rate change of two percentage points at each subsequent adjustment date. Adjustments are generally based upon a margin (as of December 31, 2022, ranging from 2.50% to 2.75% for the U.S Treasury, and 2.75% for the Standard Overnight Finance Rate) over the weekly average yield on U.S. Treasury securities adjusted to a constant maturity, as published by the Board of Governors of the Federal Reserve System (the Federal Reserve).

Usually, the maximum rate on these loans is five percent above the initial interest rate. We underwrite adjustable-rate loans under standards consistent with private mortgage insurance and secondary market underwriting criteria. We do not originate adjustable-rate mortgages with payment limitations that could produce negative amortization.

The adjustable-rate mortgage loans in our loan portfolio help mitigate the risk related to our exposure to changes in interest rates. However, there are unquantifiable credit risks resulting from potential increased costs to the borrower as a result of re-pricing adjustable-rate mortgage loans. During periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase due to the upward adjustment of interest costs to the borrower. Further, although adjustable-rate mortgage loans allow us to increase the sensitivity of our asset base to changes in interest rates, the extent of this interest sensitivity is limited by the periodic and lifetime interest rate adjustment limitations. Accordingly, yields on our adjustable-rate mortgages may not adjust sufficiently to compensate for increases to our cost of funds during periods of extreme interest rate increases.

The original contractual loan payment period for residential loans is normally 10 to 30 years. Because borrowers may refinance or prepay their loans without penalty, these loans tend to remain outstanding for a substantially shorter period of time. First mortgage loans customarily include "due-on-sale" clauses. This provision gives us the right to declare a loan immediately due and payable in the event the borrower sells or otherwise disposes of the real property subject to the mortgage. We enforce due-on-sale clauses through foreclosure and other legal proceedings to the extent available under applicable laws.

In general, loans are sold without recourse except for the repurchase right arising from standard contract provisions covering violation of representations and warranties or, under certain investor contracts, a default by the borrower on the first payment. We also have limited recourse exposure under certain investor contracts in the event a borrower prepays a loan in total within a specified period after sale, typically 120 days. The recourse is limited to a pro rata portion of the premium paid by the investor for that loan, less any prepayment penalty collectible from the borrower. There were two loans repurchased in 2022 for $0.8 million, and no repurchases in 2021 and 2020.

Consumer Lending

The Company has focused on diversifying our consumer credit products to meet our Customers' needs, with over 50% of the portfolio from our fintech lending partnerships. We purchase certain second-lien home equity installment loans through our partnership with Spring EQ, LLC (Spring EQ). These select loans meet or exceed our current underwriting standards and are similar to home equity loans originated through our branch network. We originate personal loans, which are typically unsecured with 36-month or 60-month terms, through our partnership with Upstart. We have student loans through our partnership with LendKey Technologies Inc. (LendKey). LendKey student loans are primarily to consolidate existing student debt and are also underwritten in accordance with our current credit standards. The student loans portfolio also includes loans acquired from past acquisitions, which are U.S. government guaranteed with little risk of credit loss.

Our in-house originations consist primarily of home equity lines of credit and installment loans. At December 31, 2022, home equity lines of credit outstanding totaled $495.8 million and installment loans totaled $179.9 million. In total, these product lines represented approximately 37% of total consumer loans. Typically, maximum loan to value (LTV) limits are 85% for primary residences and 70% for all other properties. At December 31, 2022, we had $1.4 billion in total commitments for home equity lines of credit. Home equity lines of credit offer customers the convenience of checkbook and debit card access, and revolving credit features for a portion of the life of the loan and typically are more attractive in a low interest rate environment. Home equity lines of credit expose us to the risk that falling collateral values may leave us inadequately secured. This credit risk is mitigated by our underwriting standards and limit on the combined LTV on residences with a value greater than $2.5 million.

The following table shows the composition of our consumer loan portfolio at year-end for the last two years:

| | At December 31, | | | | |
| | 2022 | | | 2021 | |
(Dollars in thousands)	Amount	Percent		Amount	Percent
Consumer Partnerships[1]	$ 967,829	54 %	$	510,808	44 %
Home equity lines of credit	495,755	27		361,486	31
Installment Loans - Other[2]	179,939	10		142,909	12
Education loans	95,920	5		110,342	10
Unsecured lines of credit	71,487	4		33,028	3
Total consumer loans	$ 1,810,930	100 %	$	1,158,573	100 %

[1] Includes Spring EQ, Upstart, and LendKey portfolios.
[2] Includes secured and unsecured installment loans, personal and other loans.

Loan Originations, Purchases and Sales

We engage in traditional lending activities primarily in Delaware, southeastern Pennsylvania, southern New Jersey, and contiguous areas of neighboring states. As a federal savings bank, however, we may originate, purchase and sell loans throughout the U.S. We purchase loans from outside our traditional lending area through our relationships with Spring EQ and LendKey, when such purchases are deemed appropriate. We originate fixed-rate and adjustable-rate residential loans through our banking offices and WSFS Mortgage®, our mortgage banking company, and personal loans through our partnership with Upstart.

Commercial: We originate commercial mortgage and commercial loans through our commercial lending division and SBA loan program. Commercial loans are made for working capital, financing equipment acquisitions, business expansion and other business purposes. During 2022, we originated $2.3 billion of commercial and commercial mortgage loan exposures compared to $1.5 billion in 2021. To reduce our exposure on certain types of these loans, and/or to maintain relationships within internal lending limits, at times we will sell a portion of our commercial loan portfolio, typically through loan participations. Commercial loan sales totaled $201.6 million and $58.6 million in 2022 and 2021, respectively. These amounts represent gross contract amounts and do not necessarily reflect amounts outstanding on those loans. We also periodically buy loan participations from other banks. Commercial loan participation purchases totaled $241.9 million and $50.6 million in 2022 and 2021, respectively.

Commercial credit approvals require a minimum of two authorized signers, and three signers, of escalating authority, are required for new credit actions to relationships with exposure over $2.5 million up to $35 million. New credit actions to relationships exceeding $35 million, along with new single transactions of $30 million or more, new transactions exceeding the Bank's Single Borrower or Project Hold limits and new transactions of $10 million or more with two or more Tier 1 exceptions require approval by Senior Loan Committee. Our credit policy includes a "House Limit" to any one borrowing relationship of $100.0 million. Our policy allows for 10 relationships with an aggregate exposure in excess of the "House Limit" not to exceed 10% of Tier 1 Capital plus ACL. At December 31, 2022, no relationships exceeded the $100.0 million "House Limit."

Residential and Consumer: During 2022, we originated $493.5 million of residential loans, a decrease compared to $976.9 million in 2021. From time to time, we have purchased whole loans and loan participations in accordance with our ongoing asset and liability management objectives. There were no purchases in 2022 related to our Community Reinvestment Act (CRA) obligations compared to $2.3 million of purchases in 2021. We sell most newly originated mortgage loans in the secondary market to generate fee income and to manage our overall balance sheet mix. Residential loan sales totaled $498.1 million in 2022 and $965.7 million in 2021. We hold certain fixed-rate mortgage loans for investment, consistent with our current asset/liability management strategies and our relationship-based lending philosophy.

At December 31, 2022, we serviced $286.4 million of residential first mortgage loans and reverse mortgage loans for others, compared to $91.5 million at December 31, 2021. At December 31, 2022, we had $233.7 million of residential first mortgage loans serviced by others. We also serviced residential first mortgage loans and reverse mortgage loans for our own portfolio totaling $528.2 million and $546.7 million at December 31, 2022 and 2021, respectively. We offer government-insured reverse mortgages to our customers. These loans do not close in our name and we process them as a reverse mortgage broker. During 2022 and 2021, we originated $0.8 million and $1.8 million in reverse mortgages, respectively.

Our consumer lending activity is conducted through our branch offices, our partnerships with Spring EQ, Upstart, and LendKey and referrals from other parts of our business. We originate a variety of consumer credit products including home improvement loans, home equity lines of credit, automobile loans, unsecured lines of credit and other secured and unsecured personal installment loans.

Fee Income from Lending Activities

We earn fee income from lending activities, including fees for originating, servicing and selling loans and loan participations. We also receive fee income for making commitments to originate construction, residential and commercial mortgage loans. Additionally, we collect fees related to existing loans which include prepayment charges, late charges, assumption fees and interest rate swap fees. As part of the loan application process, the borrower also may pay us for out-of-pocket costs to review the application, whether or not the loan is closed.

Most loan fees are not recognized in our Consolidated Statements of Income immediately, but are deferred as adjustments to yield in accordance with GAAP, and are reflected in interest income over the expected life of the loan. Those fees represented interest income of $12.1 million, $25.4 million and $23.5 million during 2022, 2021 and 2020 respectively. Loan fee income was mainly due to fee accretion on new and existing loans (including the acceleration of the accretion on loans that paid early), loan growth and prepayment penalties. The higher loan fee income in 2021 and 2020 was concentrated in commercial and industrial due to $15.4 million and $15.6 million in fees earned on PPP loans, respectively.

LOAN AND LEASE LOSS EXPERIENCE, PROBLEM ASSETS AND DELINQUENCIES

Our results of operations can be negatively impacted by nonperforming assets, which include nonaccruing loans, other real estate owned and restructured loans. Nonaccruing loans are those on which the accrual of interest has ceased. Loans are placed on nonaccrual status immediately if, in our opinion, collection is doubtful, or when principal or interest is past due 90 days (120 days for leases and consumer loans from our partnership with Upstart) and collateral is insufficient to cover principal and interest payments. Interest accrued, but not collected at the date a loan is placed on nonaccrual status, is reversed and charged against interest income. In addition, the accretion of net deferred loan fees is suspended when a loan is placed on nonaccrual status. Subsequent cash receipts are applied either to the outstanding principal balance or recorded as interest income, depending on our assessment of the ultimate collectability of principal and interest.

We manage our portfolio to identify problem loans as promptly as possible and take immediate actions to minimize losses. To accomplish this, our Risk Management Administration and Credit and Asset Recovery departments monitor the asset quality of our loans and real estate portfolios and reports such information to the Retail Credit Quality Committee, Credit Policy Committee, the Finance Division, and the Audit Committee of our Board of Directors.

SOURCES OF FUNDS

We manage our liquidity risk and funding needs through our Treasury function and our Asset/Liability Committee. We have significant experience managing our funding needs through both borrowings and deposit growth.

As a financial institution, we and the Bank have access to several sources of funding. Among these are:

- Retained earnings

- Commercial, consumer, wealth and trust deposits

- Loan repayments

- Investment securities

- Federal funds purchased

- Federal Home Loan Bank (FHLB) borrowings

- Federal Reserve Discount Window access

- Brokered deposits

- Trust preferred borrowings

- Senior and subordinated debt

Our branch strategy has been focused on expanding our market penetration and retail footprint in Delaware, southeastern Pennsylvania and southern New Jersey and attracting new customers in part to provide additional deposit growth.

Deposits

WSFS Bank primarily attracts deposits through its retail branch offices and loan production offices, in Delaware, southeastern Pennsylvania and southern New Jersey, as well as through our digital banking platforms.

WSFS Bank offers various deposit products to our customers, including savings accounts, demand deposits, interest-bearing demand deposits, money market deposit accounts and certificates of deposit. In addition, WSFS Bank accepts "jumbo" certificates of deposit with balances in excess of $250,000 from individuals, businesses and municipalities.

The following table shows the maturities of certificates of deposit of $250,000 or more as of December 31, 2022:

(Dollars in thousands)

Maturity Period	December 31, 2022
Less than 3 months	$ 40,481
Over 3 months to 6 months	14,077
Over 6 months to 12 months	96,848
Over 12 months	31,344
Total	$ 182,750

The estimated amount of total uninsured deposits as of December 31, 2022 was $9.3 billion as compared to $7.5 billion at December 31, 2021.

Federal Home Loan Bank Advances

As a member of the FHLB, we are able to obtain FHLB advances. At December 31, 2022, we had $350.0 million FHLB advances compared to no FHLB advances at December 31, 2021. Pursuant to collateral agreements with the FHLB, the advances are secured by qualifying first mortgage loans, qualifying fixed-income securities, FHLB stock and an interest-bearing demand deposit account with the FHLB. As a member of the FHLB, we are required to purchase and hold shares of capital stock in the FHLB and we were in compliance with this requirement with a stock investment in FHLB of $24.1 million as of December 31, 2022 and with $6.1 million at December 31, 2021.

We received $0.3 million in dividends from the FHLB during 2022 compared to $0.1 million during 2021. For additional information regarding FHLB stock, see Note 13 to the Consolidated Financial Statements.

Trust Preferred Borrowings

In 2005, the Company issued $67.0 million of aggregate principal amount of Pooled Floating Rate Securities at a variable interest rate of 177 basis points over the three-month LIBOR rate. These securities are currently callable and have a maturity date of June 1, 2035.

In connection with the BMBC Merger, WSFS acquired Royal Bancshares Capital Trust I (Trust I) and Royal Bancshares Capital Trust II (Trust II) (collectively, the Trusts), which were utilized for the sole purpose of issuing and selling capital securities representing preferred beneficial interests. Although WSFS owns an aggregate of $774.0 thousand of the common securities of Trust I and Trust II, the Trusts are not consolidated into the Corporation's Consolidated Financial Statements as the Corporation is not deemed to be the primary beneficiary of these entities. Inclusive of the fair value marks, WSFS assumed junior subordinated debentures to the Trusts with a carrying value of $11.7 million each, totaling $23.4 million. The junior subordinated debentures incur interest at a coupon rate of 6.92% as of December 31, 2022. The rate resets quarterly based on 3-month LIBOR plus 2.15%.

Each of Trust I and Trust II issued an aggregate principal amount of $12.5 million of capital securities initially bearing fixed and/or fixed/floating interest rates corresponding to the debt securities held by each Trust to an unaffiliated investment vehicle and an aggregate principal amount of $387.0 thousand of common securities bearing fixed and/or fixed/floating interest rates corresponding to the debt securities held by each Trust to the Company. The Company has fully and unconditionally guaranteed all of the obligations of the Trusts, including any distributions and payments on liquidation or redemption of the capital securities.

The rights of holders of common securities of the Trusts are subordinate to the rights of the holders of capital securities only in the event of a default; otherwise, the common securities' economic and voting rights are pari passu with the capital securities. The capital and common securities of the Trusts are subject to mandatory redemption upon the maturity or call of the junior subordinated debentures held by each. Unless earlier dissolved, the Trusts will dissolve on December 15, 2034. The junior subordinated debentures are the sole assets of Trusts, mature on December 15, 2034, and may be called at par by the Company any time. The Company records its investments in the Trusts' common securities of $387.0 thousand each as investments in unconsolidated entities and records dividend income upon declaration by Trust I and Trust II.

Senior and Subordinated Debt

On December 3, 2020, the Company issued $150.0 million of senior notes due 2030 (the 2030 Notes). The 2030 Notes mature on December 15, 2030 and have a fixed coupon rate of 2.75% from issuance until December 15, 2025 and a variable coupon rate equal to the three-month term SOFR, reset quarterly, plus 2.485% from December 15, 2025 until maturity. The 2030 Notes may be redeemed beginning December 15, 2025 at 100% of principal plus accrued and unpaid interest.

In connection with the BMBC Merger, the Company assumed $30.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes due 2025 (the 2025 Notes) which were issued in a private placement to institutional accredited investors on August 6, 2015. The 2025 Notes mature on August 15, 2025, and currently bear interest at a variable rate that resets quarterly to a level equal to the then-current three-month LIBOR rate plus 3.068% until August 15, 2025, or any early redemption date. Effective February 15, 2023, the Company redeemed all remaining outstanding principal amount of the 2025 Notes.

In connection with the BMBC Merger, the Company assumed $70.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes due 2027 (the 2027 Notes) which were issued by BMBC in an underwritten public offering on December 13, 2017. The 2027 Notes mature on December 15, 2027, and currently bear interest at a variable rate that will reset quarterly to a level equal to the then-current three-month LIBOR rate plus 2.05% until December 15, 2027, or any early redemption date.

Reconciliation of non-GAAP financial measures included in Item 1

We prepare our financial statements in accordance with U.S. GAAP. To supplement our financial information presented in accordance with U.S. GAAP, we provide the following non-GAAP financial measures in Item 1: core ROA and the tangible common equity to tangible assets ratio. We believe these measures provide investors with useful information for understanding the Company's performance when analyzing changes in our underlying business between reporting periods and provide for greater transparency with respect to supplemental information used by management in its financial and operational decision making. We believe the presentation of these non-GAAP financial measures, when used in conjunction with GAAP financial measures, is a useful financial analysis tool that can assist investors in assessing the company's operating performance and underlying prospects. This analysis should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP.

Core ROA is calculated as follows:

(Dollars in thousands)		For the year ended December 31, 2022
Calculation of Core ROA (non-GAAP):		
Net income attributable to WSFS (GAAP)	$	222,375
Less: Unrealized gains on equity investments, net		(5,980)
Plus: Visa derivative valuation adjustment		2,877
Corporate development and restructuring expenses		65,222
Less: Tax impact of pre-tax adjustments		(13,809)
Adjusted net income (non-GAAP)	$	270,685
Average assets	$	20,463,695
ROA (GAAP)		1.09 %
Core ROA (non-GAAP)		1.32 %

The tangible common equity to tangible assets ratio is calculated as follows:

(Dollars in thousands)		December 31, 2022
Period End Tangible Assets		
Period end assets	$	19,914,755
Goodwill and intangible assets		(1,012,232)
Tangible assets	$	18,902,523
Period End Tangible Common Equity		
Period end Stockholder's equity of WSFS	$	2,205,113
Goodwill and intangible assets		(1,012,232)
Tangible common equity	$	1,192,881
Tangible common equity to assets		6.31 %

REGULATION

Overview

The Company and the Bank are subject to extensive federal and state banking laws, regulations, and policies that are intended primarily for the protection of depositors, the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (FDIC) and the banking system as a whole, and not for the protection of our other creditors and stockholders. The Office of the Comptroller of the Currency (OCC) is the Bank's primary regulator and the Federal Reserve is the Company's primary regulator. The Consumer Financial Protection Bureau (CFPB) regulates the Bank's compliance with federal consumer financial protection laws.

The statutes enforced by, and regulations and policies of, these agencies affect most aspects of our business, including prescribing permissible types of activities and investments, the amount of required capital and reserves, requirements for branch offices, the permissible scope of our activities and various other requirements. These laws and regulations and the ways in which they are applied to us can change significantly. For example, the Dodd-Frank Act, which was enacted in 2010 and amended by the Economic Growth Act in 2018, imposed significant new restrictions and an expanded framework of regulatory oversight for banking institutions and their holding companies.

The Bank's deposits are insured by the FDIC to the fullest extent allowed by law. As an insurer of bank deposits, the FDIC promulgates regulations, requires the filing of reports, and has authority to examine the operations of all institutions to which it provides deposit insurance for insurance purposes.

The laws and regulations to which the Company and the Bank are subject cover all aspects of our business, including lending and collection practices, treatment of our customers, safeguarding deposits, customer privacy and information security, capital structure, liquidity, dividends and other capital distributions, transactions with affiliates and conduct and qualifications of personnel. Such laws and regulations directly and indirectly affect key drivers of our profitability, including, for example, capital and liquidity, product offerings, risk management, and costs of compliance. As a result, the extensive laws and regulations to which we are subject and with which we must comply significantly impact our earnings, results of operations, financial condition and competitive position. The impact of such regulations on our business is discussed further below, as well as in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors – Risks Relating to Regulation."

Transition from London Inter-Bank Offered Rate (LIBOR)

In 2014, a committee of private-market derivative participants and their regulators, the Alternative Reference Rate Committee (ARRC), was convened by the Federal Reserve to identify an alternative reference interest rate to replace LIBOR. In June 2017, the ARRC announced the Secured Overnight Financing Rate (SOFR), a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities, as its preferred alternative to LIBOR. The United Kingdom Financial Conduct Authority (FCA), ceased publishing most LIBOR settings as of January 1, 2022, however, the FCA will continue to publish five U.S. LIBOR settings through mid-2023. The Federal Reserve has continued to encourage banks to transition away from LIBOR as soon as practicable and the federal banking agencies have encouraged banking organizations to cease entering into new contracts that use U.S. LIBOR as a reference rate by no later than December 31, 2021, and to ensure existing contracts have robust fallback language that includes a clearly defined alternative reference rate. The Federal Reserve Bank of New York has published SOFR rates on a daily basis since April 2018 and has published SOFR "term rates" daily since early 2020.

The International Swaps and Derivatives Association, which develops standardized language for the derivatives contracts that we enter into, has developed language that took effect in January 2021 replacing LIBOR with alternative risk-free benchmark rates, including SOFR for derivative contracts denominated in U.S. dollars. In 2021 the ARRC announced the SOFR program, which created a phased transition for switching trading conventions from USD LIBOR to SOFR for multiple financial instruments during the second half of 2021. The program is intended to migrate the market from LIBOR and create liquidity in SOFR.

Given LIBOR's extensive use across financial markets, the transition away from LIBOR presents various risks and challenges to financial markets and institutions, including to the Company. The Company's commercial and consumer businesses issue, trade, and hold various products that are indexed to LIBOR. As of December 31, 2022, the Company had approximately $2.7 billion of loans and $2.0 billion of derivatives that are utilized for customer guarantees, indexed to LIBOR, that mature after 2022. In addition, the Company had approximately $192.8 million of debt securities indexed to LIBOR as of December 31, 2022, including $30.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes due 2025 that were redeemed in full on February 15, 2023. The Company had one investment security totaling $0.5 million, and no repurchase and resale agreements or FHLB advances indexed to LIBOR as of December 31, 2022.

Due to the uncertainty surrounding the future of LIBOR, it is expected that the transition will span several reporting periods through June 2023. A cross-functional team from Finance, Commercial and Consumer Lending, Risk and IT is leading our efforts to monitor this activity and evaluate the related risks and potential process changes arising from the transition from LIBOR. An internal risk assessment was completed and the cross-functional team is working towards the migration of our existing contracts and system implementation. Our variable or floating rate instruments currently use LIBOR and give us discretion to determine a replacement benchmark rate if LIBOR becomes unavailable. In the first quarter of 2022, the Bank began utilizing Term SOFR as a replacement to LIBOR. Term SOFR was identified as the primary successor for 1 month and 3 month LIBOR due to operational similarities and ease of conversion. We are still considering the appropriate transition for our legacy contracts; however, we have begun to shift new products primarily to Term SOFR and are actively migrating the existing LIBOR indexed loan portfolio away from the LIBOR index.

For additional information related to the potential impact surrounding the transition from LIBOR on the Company's business, see "Risk Factors."

Regulation of the Company

General

The Company is a registered savings and loan holding company and is subject to the regulation, examination, supervision and reporting requirements of the Federal Reserve. The Federal Reserve conducts regular safety and soundness examinations or inspections of the Company, which result in ratings for risk management, financial condition, and potential impact on subsidiary depository institution(s), a composite rating, and a rating for subsidiary depository institution(s) (referred to collectively as the "RFI/C(D)" rating). The Federal Reserve treats the ratings and the examination reports as highly confidential, and they are not available to the public.

The Company is also a public company subject to the reporting requirements of the SEC. We file electronically with the SEC our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We make available on the investor relations page of our website at **www.wsfsbank.com**, free of charge, copies of these reports as soon as reasonably practicable after filing or furnishing them to the SEC. The information on our website is not incorporated by reference in this Annual Report on Form 10-K.

Restrictions on Acquisitions

Federal law generally prohibits a savings and loan holding company from acquiring, without prior regulatory approval, direct or indirect control, all or substantially all of the assets, or more than 5% of the voting shares of a savings association or savings and loan holding company. These provisions also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of such holding company, from acquiring control of any savings association that is not a subsidiary of such savings and loan holding company, unless the acquisition is approved by the Federal Reserve. Comparable restrictions apply to a savings and loan holding company's acquisition or control of a bank or bank holding company although in such event the savings and loan holding company would become a bank holding company.

The Company is a grandfathered unitary thrift holding company, a status that allows us to acquire companies or business lines that engage in a wide range of non-banking activities. Should we lose that status, we will be constrained in our ability to acquire many non-banking companies or business lines.

Safe and Sound Banking Practices

Savings and loan holding companies and their non-bank subsidiaries are prohibited from engaging in activities that represent unsafe and unsound banking practices or constitute violations of laws or regulations. For example, the Federal Reserve opposes any repurchase of common stock or any other regulatory capital instrument if the repurchase would be inconsistent with the savings and loan holding company's prospective capital needs and continued safe and sound operation. As another example, a savings and loan holding company may not impair its subsidiary savings association's soundness by causing it to make funds available to non-depository subsidiaries or their customers if the Federal Reserve believes it not prudent for the Company to do so. The Federal Reserve can assess civil money penalties on a party for unsafe and unsound activities conducted on a knowing or reckless basis, if those activities caused a loss to an institution or pecuniary gain to the party. The penalties can range up to $25,000 for certain reckless violations and up to $1.0 million for certain knowing violations for each day such a violation continues.

Source of Strength

Confirming a longstanding policy of the Federal Reserve, the Dodd-Frank Act requires the Company to act as a source of financial strength to the Bank in the event of financial distress at the Bank. Under this standard, the Company is expected to commit resources to support the Bank, including at times when the Company would not otherwise be inclined to do so. The Federal Reserve also expects the Company to provide managerial support to the Bank as needed. The Federal Reserve may require a savings and loan holding company to terminate an otherwise lawful activity or divest control of a subsidiary if the activity or subsidiary poses a serious risk to the financial safety, soundness, or stability of a subsidiary savings association and is inconsistent with sound banking principles.

In addition, pursuant to the Dodd-Frank Act, the capital rules for savings and loan holding companies are no less stringent than those that apply to their subsidiary savings associations.

Dividends

The principal sources of the Company's cash are debt issuances and dividends from the Bank, supplemented by dividends from its other operating subsidiaries (including Powdermill®, Bryn Mawr Capital Management, LLC, The Bryn Mawr Trust Company of Delaware, and WSFS SPE Services, LLC). Our earnings and activities are affected by federal, state and local laws and regulations. For example, these include limitations on the ability of the Bank to pay dividends to the holding company and our ability to pay dividends to our stockholders. It is the policy of the Federal Reserve that holding companies should pay cash dividends on common stock only out of earnings available for the period for which the dividend is being paid and only if prospective earnings retention is consistent with the organization's expected future capital needs and current and prospective financial condition. The policy provides that holding companies should not maintain a level of cash dividends that undermines the holding company's ability to serve as a source of strength to its banking subsidiary. Consistent with this policy, a banking organization should have comprehensive policies on dividend payments that clearly articulate the organization's objectives and approaches for maintaining a strong capital position and achieving the objectives of the Federal Reserve's policy statement.

A Federal Reserve supervisory letter setting forth expectations for the payment of dividends by holding companies states that a holding company's board of directors considering the payment of dividends should consider, among other things, the following factors: (i) overall asset quality, potential need to increase reserves and write down assets, and concentrations of credit; (ii) the potential for unanticipated losses and declines in asset values; (iii) implicit and explicit liquidity and credit commitments, including off-balance sheet and contingent liabilities; (iv) the quality and level of current and prospective earnings, including earnings capacity under a number of plausible economic scenarios; (v) current and prospective cash flow and liquidity; (vi) the ability to serve as an ongoing source of financial and managerial strength to depository institution subsidiaries insured by the FDIC, including the extent of double leverage and the condition of subsidiary depository institutions; (vii) other risks that affect the holding company's financial condition and are not fully captured in regulatory capital calculations; (viii) the level, composition, and quality of capital; and (ix) the ability to raise additional equity capital in prevailing market and economic conditions (the Dividend Factors). It is particularly important for a holding company's board of directors to ensure that the level of a prospective dividend is prudent relative to the organization's financial position and is not based on overly optimistic earnings scenarios. In addition, a holding company's board of directors should strongly consider, after careful analysis of the Dividend Factors, reducing, deferring, or eliminating dividends when the quantity and quality of the holding company's earnings have declined or the holding company is experiencing other financial problems, or when the macroeconomic outlook for the holding company's primary profit centers has deteriorated. The supervisory letter also states that, as a general matter, a holding company should eliminate, defer or significantly reduce its distributions if: (i) its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition, or (iii) it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Failure to do so could result in a supervisory finding that the holding company is operating in an unsafe and unsound manner.

Additionally, as discussed above, the Federal Reserve possesses enforcement powers over savings and loan holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices, or violations of applicable statutes and regulations. Among these powers is the authority to proscribe the payment of dividends by bank and savings and loan holding companies.

Bryn Mawr Capital Management, LLC

Bryn Mawr Capital Management, LLC is a registered investment adviser under the Investment Advisers Act of 1940 (the Investment Advisers Act) and as such is supervised by the SEC. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including record-keeping, operational and marketing requirements, disclosure obligations and prohibitions on fraudulent activities. The SEC is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act, ranging from fines and censure to termination of an investment adviser's registration. Investment advisers also are subject to certain state securities laws and regulations. Noncompliance with the Investment Advisers Act or other federal and state securities laws and regulations could result in investigations, sanctions, disgorgement, fines and reputation damage.

Regulation of WSFS Bank

General

As a federally chartered savings association the Bank is subject to regulation, examination and supervision by the OCC. The OCC conducts regular safety and soundness examinations of the Bank, which result in ratings for capital, asset quality, management, earnings, liquidity, and sensitivity to market risk and a composite rating (referred to collectively as the "CAMELS" ratings). The OCC treats the CAMELS ratings and the examination reports as highly confidential, and they are not available to the public. The lending activities and other investments of the Bank must comply with various federal regulatory requirements. The OCC periodically examines the Bank regarding information technology, asset management/trust, and compliance with certain regulatory requirements. The Bank must file reports with the OCC describing its activities and financial condition, including a quarterly "call report" that is publicly available. The FDIC also has the authority to conduct special examinations of the Bank. The CFPB has exclusive authority to examine the Bank for compliance with federal consumer financial laws. The Bank is also subject to certain reserve requirements promulgated by the Federal Reserve.

Transactions with Affiliates and Insiders; Tying Arrangements

The Bank is subject to certain restrictions in its dealings with us and our affiliates. Transactions between savings associations and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act, with additional limitations found in Section 11 of the Home Owners' Loan Act. An affiliate of a savings association, generally, is any company or entity which controls or is under common control with the savings association. Some but not all subsidiaries of a savings association may be exempt from the definition of an affiliate. In a holding company context, the parent holding company of a savings association (such as the Company) and any companies which are controlled by such parent holding company are affiliates of the savings association. Generally, Sections 23A and 23B (i) limit the extent to which the savings association or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and limit the aggregate of all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those that would be provided to a non-affiliate. The term "covered transaction" includes the making of loans to an affiliate, purchase of assets from an affiliate, issuance of a guarantee on behalf of an affiliate and several other types of transactions. Extensions of credit to an affiliate usually must be over-collateralized. In addition to the restrictions imposed by Sections 23A and 23B, the Home Owners' Loan Act also prohibits a savings association from (i) lending or otherwise extending credit to an affiliate that engages in any activity impermissible for bank holding companies, or (ii) purchasing or investing in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for the purchase of shares of a subsidiary.

Restrictions also apply to extensions of credit by the Bank to its executive officers, directors, principal shareholders, and their related interests and to similar individuals at the Company and the Bank's affiliates. In general, such extensions of credit (i) may not exceed certain dollar limitations, (ii) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (iii) must not involve more than the normal risk of repayment or present other unfavorable features. Certain extensions of credit also require the approval of the Bank's Board of Directors.

The Bank may not extend credit, lease, sell property, or furnish any service or fix or vary the consideration for the foregoing on the condition that (i) the customer obtain or provide some additional credit, property, or service from or to the Bank or the Company or their subsidiaries (other than a loan, discount, deposit, or trust service or that are related to and usually provided in connection with any such product or service) or (ii) the customer not obtain some other credit, property, or services from a competitor, except to the extent such a condition is reasonably imposed to assure the soundness of the credit extended. The federal banking agencies have, however, allowed banks and savings associations to offer combined-balance discount packages and otherwise to offer more favorable terms if a customer obtains two or more traditional bank products. The law authorizes the Federal Reserve to grant additional exceptions by regulation or order.

Regulatory Capital Requirements

The regulatory capital rules require savings associations and their holding companies to maintain minimum levels of common equity Tier 1 capital equal to at least 4.5% of risk-weighted assets, Tier 1 capital equal to at least 6% of risk-weighted assets, total capital (the aggregate of Tier 1 and Tier 2 capital) equal to at least 8% of risk-weighted assets, and a leverage ratio of Tier 1 capital to average total consolidated assets equal to at least 4%. In addition, the capital rules subject savings associations and their holding companies to certain limitations on capital distributions and discretionary bonus payments to executive officers if the organization does not maintain a capital conservation buffer with a ratio of common equity Tier 1 to total risk-based assets of at least 2.5% on top of the minimum risk-based capital requirements. As a result, the Bank and the Company must adhere to the following minimum capital ratios to satisfy minimum regulatory capital requirements and to avoid limitations on capital distributions and discretionary bonus payments to executive officers: (i) common equity Tier 1 risk-based capital ratio of at least 7.0%; (ii) a Tier 1 risk-based capital ratio of at least 8.5%; (iii) a total risk-based capital ratio of at least 10.5%, and (iv) a Tier 1 leverage ratio of at least 4.0%.

A related set of rules, discussed below under "Prompt Corrective Action," imposes additional requirements on insured depository institutions based on the same risk-based capital ratios and leverage ratio. Separately, the Home Owners' Loan Act requires a savings association to maintain a ratio of tangible capital to total assets of at least 1.5%. In general terms, tangible capital is Tier 1 capital less intangible assets and certain other assets.

Under the regulatory capital rules, the components of common equity Tier 1 capital include common stock instruments (including related surplus), retained earnings, and certain minority interests in the equity accounts of fully consolidated subsidiaries (subject to certain limitations). A savings association must make certain deductions from and adjustments to the sum of these components to determine common equity Tier 1 capital. The required deductions for federal savings associations include, among other items, goodwill (net of associated deferred tax liabilities), certain other intangible assets (net of deferred tax liabilities), certain deferred tax assets, gains on sale in connection with securitization exposures and investments in and extensions of credit to certain subsidiaries engaged in activities not permissible for national banks. The adjustments require several complex calculations and include adjustments to the amounts of deferred tax assets, mortgage servicing assets, and certain investments in the capital of unconsolidated financial institutions that are includable in common equity Tier 1 capital. Additional Tier 1 capital includes noncumulative perpetual preferred stock and related surplus, and certain minority interests in the equity accounts of fully consolidated subsidiaries not included in common equity Tier 1 capital (subject to certain limitations). Tier 2 capital includes subordinated debt with a minimum original maturity of five years, related surplus, certain minority interests in in the equity accounts of fully consolidated subsidiaries not included in Tier 1 capital (subject to certain limitations), and limited amounts of a bank's allowance for credit losses (ACL). Certain deductions and adjustments are necessary for both additional Tier 1 capital and Tier 2 capital.

In December 2018, the federal banking agencies issued a final rule that allows institutions to elect to phase in the regulatory capital effects of the Current Expected Credit Losses (CECL) accounting standard over three years. In addition, as a result of the CARES Act enacted on March 27, 2020 in response to the COVID-19 pandemic, the federal bank regulatory agencies issued rules that allow banking organizations that implemented CECL in 2020 to elect to mitigate the effects of the CECL accounting standard on their regulatory capital for two years. This two-year delay is in addition to the three-year transition period that the agencies had already made available. We elected to phase in the regulatory capital effects of CECL over three years, January 1, 2020 through December 31, 2022, and did not defer the effects of CECL for two years before the three-year phase-in period.

The capital ratios for the Bank and the Company, as of December 31, 2022, indicate regulatory capital levels in excess of the regulatory minimums and the levels necessary for the Bank to be considered "well capitalized."

Prompt Corrective Action

All banks and savings associations are subject to a "prompt corrective action" regime. This regime is designed primarily to impose increasingly stringent limits on insured depository institutions as their capital deteriorates below certain levels. There are five different capital levels: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. A well-capitalized institution usually is entitled to various regulatory advantages, such as expedited treatment of applications, and no express restrictions on brokered deposits. In order to be "well capitalized", an OCC-regulated savings association must have a common equity Tier 1 risk-based capital ratio of at least 6.5%, a Tier 1 risk-based capital ratio of at least 8.0%, a total risk-based capital ratio of at least 10.0%, and a Tier 1 leverage ratio of at least 5.0%, and not be subject to any written agreement, order or capital directive, or prompt corrective action directive issued by the OCC. An adequately capitalized savings association must maintain a common equity Tier 1 risk-based capital ratio of at least 4.5%, a Tier 1 risk-based capital ratio of at least 6.0%, a total risk-based capital ratio of at least 8.0%, and a Tier 1 leverage ratio of at least 4.0%. If a savings association falls below any one of these floors, it becomes undercapitalized and subject to a variety of restrictions on its operations. There is no tangible capital requirement under prompt corrective action.

As of December 31, 2022, the Bank met all of the prerequisites for well-capitalized status. Additionally, for the Company to be considered "well capitalized" under Federal Reserve regulations, the Bank must be well-capitalized and the Company must not be subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the Federal Reserve to meet and maintain a specific capital level for any capital measure.

Dividend Restrictions

Both OCC and Federal Reserve regulations govern capital distributions by federal savings associations to their holding companies. Covered distributions include cash dividends, stock repurchases and other transactions charged to the capital account of a savings association. A savings association must file a notice with the Federal Reserve at least 30 days before making any capital distribution. A federal savings association also must file an application with the OCC for approval of a capital distribution if, among other things: (1) the total capital distributions for the current calendar year (including the proposed capital distribution) exceed the sum of the institution's net income for that year to date plus the institution's retained net income for the preceding two years, (2) the institution would not be well capitalized following the distribution, or (3) the distribution would violate any applicable statute, regulation, agreement or OCC-imposed condition. If an application to the OCC is not required, the federal savings association must provide the OCC a copy of the notice it files with the Federal Reserve.

The OCC may prohibit a proposed capital distribution that would otherwise be permitted by OCC regulations, if the OCC determines that such distribution would constitute an unsafe or unsound practice.

Under federal law, an insured depository institution cannot make any capital distribution if the capital distribution would cause the institution to become undercapitalized or if it is already undercapitalized. The FDIC also prohibits an insured depository institution from paying dividends on its capital stock or interest on its capital notes or debentures (if such interest is required to be paid only out of net profits) or distributing any of its capital assets while it remains in default in the payment of any assessment due the FDIC. The Bank is currently not in default in any assessment payment to the FDIC.

Insurance of Deposit Accounts

The Bank's deposits are insured to the maximum extent permitted by the Deposit Insurance Fund. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, insured institutions. It also may prohibit any insured institution from engaging in any activity determined by regulation or order to pose a serious threat to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings associations, after giving the OCC an opportunity to take such action.

The maximum deposit insurance amount per depositor per insured depository institution per certain types of accounts is $250,000.

The FDIC uses a risk-based premium system to calculate quarterly assessments for FDIC-insured institutions. It has revised its methodology from time to time. The current methodology has a range of initial assessment rates from 3 basis points to 30 basis points on insured deposits, subject to adjustments. An insured depository institution's rate is determined within a range of base assessment rates based in part on its CAMELS composite rating, taking into account other factors and adjustments. The methodology that the FDIC uses to calculate assessment amounts is also based on whether the Deposit Insurance Fund has met the FDIC's designated reserve ratio, which is currently 2%, and the minimum reserve ratio of 1.35% set forth in the Dodd-Frank Act. Since the outbreak of the COVID-19 pandemic, the amount of total estimated insured deposits has grown very rapidly while the funds in the DIF have grown at a normal rate, causing the DIF reserve ratio to fall below the statutory minimum of 1.35%. The FDIC adopted a restoration plan in September 2020, which it amended in June 2022, to restore the DIF reserve ratio to at least 1.35% by September 30, 2028.

On October 18, 2022 the FDIC adopted a final rule to increase initial base deposit insurance assessment rates for insured depository institutions by 2 basis points, beginning with the first quarterly assessment period of 2023. The increased assessment rate schedules will remain in effect unless and until the reserve ratio of the DIF meets or exceeds 2%. As a result of the new rule, the FDIC insurance costs of insured depository institutions, including the Bank, will generally increase

The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. Management is not aware of any existing circumstances that would result in termination of our deposit insurance.

Reserves

Pursuant to regulations of the Federal Reserve, a savings association must maintain reserves against its transaction accounts. Because required reserves must be maintained in the form of vault cash or in a noninterest bearing account at a Federal Reserve Bank, the effect of the reserve requirement may reduce the amount of an institution's interest-earning assets. During 2020, in response to the COVID-19 pandemic, the Federal Reserve reduced all reserve requirement ratios to zero. The Federal Reserve indicated that it may adjust reserve requirement ratios in the future if conditions warrant.

Branch Office Network

The Bank maintains branch offices in three states, Delaware, Pennsylvania and New Jersey. A federal savings association may open new branch offices in any state or relocate branch offices. Prior OCC approval is necessary unless the association is an "eligible" savings association and meets certain other conditions. The Bank currently qualifies as an eligible savings association. If prior approval is necessary, the OCC will consider the effect of the acquisition on a safe and sound banking system, the branch office's role in providing fair access to financial services by helping to meet the credit needs of the entire community, the association's compliance with laws and regulations, and the fair treatment of customers including efficiency and better service. If a federal savings association acquires branch offices through a merger with or through a branch purchase from another bank or savings association, the acquiring federal savings association must submit a Bank Merger Act application to the OCC, which requires a favorable decision on the acquisition of the branch offices. The Bank has grown its branch office network primarily through mergers with other institutions, rather than branch office purchases or de novo offices. A federal savings association also may open agency offices for certain purposes without prior OCC approval. The Bank does not have any agency offices and has no plans to open any such offices.

Consumer Protection Regulations

The Bank's offerings of retail products and services to consumers are subject to a large number of statutes and regulations designed to protect the finances of consumers and to promote lending to various sectors of the economy and population. These laws include, but are not limited to the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Truth in Savings Act, the Electronic Funds Transfer Act, federal and state prohibitions on unfair, deceptive, or abusive acts or practices, and regulations implementing each of these statutes. The CFPB has exclusive authority to examine the Bank for compliance with these laws. States may adopt more stringent consumer financial protection statutes that could apply to us as well. State attorneys general also may file suit to enforce federal and state laws.

Since the CFPB first began operations, the CFPB's supervisory, enforcement, and rulemaking priorities have shifted as its leadership has changed, and we are unable to predict what effect, if any, future changes to the CFPB's leadership and priorities may have on the Bank.

Since its creation in 2011, the CFPB has issued a number of significant rules, including rules that affect nearly every aspect of the residential mortgage lending and servicing process, from origination through maturity or foreclosure. Among other things, the rules require home mortgage lenders to: (i) develop and implement procedures to ensure compliance with a "reasonable ability to repay" test and identify whether a loan meets a new definition for a "qualified mortgage," in which case a rebuttable presumption exists that the creditor extending the loan has satisfied the reasonable ability to repay test; (ii) implement new or revised disclosures, policies and procedures for originating and servicing mortgages including, but not limited to, pre-loan counseling, early intervention with delinquent borrowers and specific loss mitigation procedures for loans secured by a borrower's principal residence; (iii) comply with additional restrictions on mortgage loan originator hiring and compensation; (iv) comply with new disclosure requirements and standards for appraisals and certain financial products; and (v) maintain escrow accounts for higher-priced mortgage loans for a longer period of time. Some of these rules may be modified, but the CFPB has not finalized any changes. The CFPB also has authority to establish rules prohibiting unfair, deceptive, or abusive acts or practices.

Debit Card Interchange Fees

The Federal Reserve has issued rules under the Electronic Fund Transfer Act, as amended by a section of the Dodd-Frank Act, known as the Durbin Amendment, to limit interchange fees that an issuer with $10 billion or more in assets, such as the Bank, may receive or charge for an electronic debit card transaction. Under the rules, the maximum permissible interchange fee that an issuer may receive for an electronic debit transaction is the sum of 21 cents per transaction and five basis points multiplied by the value of the transaction. In addition, the rules allow for an upward adjustment of no more than one cent to an issuer's debit card interchange fee if the issuer develops and implements policies and procedures reasonably designed to achieve the fraud-prevention standards set out in the rule. The Bank became subject to these rules beginning July 1, 2020.

Privacy and Cybersecurity

Several federal statutes and regulations require savings associations (as well as banks and other financial institutions) to take several steps to protect nonpublic consumer financial information. The Bank has prepared a privacy policy, which it must disclose to consumers annually. In some cases, the Bank must obtain a consumer's consent before sharing information with an unaffiliated third party, and the Bank must allow a consumer to opt out of the Bank's sharing of information with its affiliates for marketing and certain other purposes. Additional conditions come into play in the Bank's information exchanges with credit reporting agencies. The Bank's privacy practices and the effectiveness of its systems to protect consumer privacy are one of the subjects covered in the OCC's periodic compliance examinations.

The federal banking agencies pay close attention to the cybersecurity practices of savings associations, banks, and their holding companies and affiliates. The interagency council of the agencies, the Federal Financial Institutions Examination Council, has issued several policy statements and other guidance for banks as new cybersecurity threats arise. FFIEC has recently focused on such matters as compromised customer credentials and business continuity planning. Examinations by the banking agencies now include review of an institution's information technology and its ability to thwart or mitigate cyber-attacks. Additionally, banking organizations are required to notify their primary federal regulator of significant computer security incidents within 36 hours of determining that such an incident has occurred.

Bank Secrecy Act and Anti-Money Laundering

The Bank Secrecy Act requires federal savings associations and other financial institutions to establish a risk-based system of internal controls reasonably designed to prevent money laundering and the financing of terrorism. Principal requirements for an insured depository institution include (i) establishment of an anti-money laundering program that includes training and audit components; (ii) establishment of a "know your customer" program involving due diligence to confirm the identity of persons seeking to open accounts and to deny accounts to those persons unable to demonstrate their identities; (iii) the filing of currency transaction reports for deposits and withdrawals of large amounts of currency; (iv) additional precautions for accounts sought and managed for non-U.S. persons; (v) verification and certification of money laundering risk with respect to private banking and foreign correspondent banking relationships; and (vi) the filing of suspicious activity reports for suspicious transactions. For many of these tasks an insured depository institution must keep records to be made available to its primary federal regulator. Anti- money laundering rules and policies are developed and enforced by a bureau within the U.S. Department of the Treasury, the Financial Crimes Enforcement Network (FinCEN), but compliance by individual institutions is also overseen by their primary federal regulator, which in the Bank's case is the OCC.

Bank Secrecy Act and anti-money laundering compliance has been a special focus of the OCC and the other federal banking agencies in recent years. Any non-compliance is likely to result in an enforcement action, often with substantial monetary penalties and reputation damage. A savings association or bank that is required to strengthen its compliance program often must put on hold any initiatives that require banking agency approval.

The Office of Foreign Assets Control (OFAC), an office within the U.S. Treasury Department, administers laws and Executive Orders that prohibit U.S. entities from engaging in transactions with certain prohibited parties. OFAC publishes lists of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. Generally, if a bank or savings association identifies a transaction, account or wire transfer relating to a person or entity on an OFAC list, it must freeze the account or block the transaction, file a suspicious activity report and notify the appropriate authorities.

Community Reinvestment Act

All savings associations and banks are subject to the Community Reinvestment Act (CRA), which requires each such institution to help meet the credit needs of low- to moderate-income communities and individuals within the institution's assessment area. The CRA does not impose specific lending requirements, and it does not contemplate that a savings association or bank would take any action inconsistent with safety and soundness. The federal banking agencies evaluate the performance of each of their regulated institutions periodically. Evaluations that result in a conclusion of "Needs to Improve" or "Substantial Non-Compliance" may block or impede regulatory approvals for other actions by an institution.

The Bank received a rating of "Outstanding" in its most recent performance evaluation.

On May 5, 2022 the federal banking agencies issued a proposed rule that would substantially revise how they evaluate an insured depository institution's record of satisfying the credit needs of its entire communities, including low- and moderate-income individuals and neighborhoods, under the CRA. If this rule is finalized as proposed, it may become more challenging and/or costly for insured depository institutions to achieve an "Outstanding" or "Satisfactory" CRA rating, which could negatively impact our ability to obtain regulatory approval for an acquisition.

On December 15, 2021, the OCC adopted a final rule, which took effect on January 1, 2022, to rescind changes to the OCC's CRA regulations that the agency had adopted in June 2020 and to restore the CRA standards that previously applied to OCC-regulated institutions. The federal banking agencies have indicated their intent to engage in an interagency rulemaking process to modernize the CRA regulatory framework.

ITEM 1A. RISK FACTORS

As a financial services organization, we are subject to a number of risks inherent in our transactions and present in the business decisions we make. Described below are the primary risks and uncertainties that if realized could have a material and adverse effect on our business, financial condition, results of operations, cash flows, and liquidity. The risks and uncertainties described below are not the only risks we face.

We have identified our major risk categories as: market risk, credit risk, capital and liquidity risk, compliance risk, operational risk, strategic risk, reputation risk and model risk. Market risk is the risk of loss due to changes in external market factors such as interest rates. Credit risk is the risk of loss that arises when an obligor fails to meet the terms of an obligation. We are exposed to both customer credit risk, from our loans, and institutional credit risk, principally from our various business partners and counterparties. Capital and liquidity risk is the risk that financial condition or overall safety and soundness are adversely affected by an inability, or perceived inability, to meet obligations and support business growth. Compliance risk is the risk that we fail to adequately comply with applicable laws, rules and regulations. Operational risk is the risk of loss arising from inadequate or failed processes, people or systems, external events (such as natural disasters) or compliance, reputation or legal matters and includes those risks as they relate directly to the Company as well as to third parties with whom we contract or otherwise do business. Strategic risk is the risk from changes in the business environment, improper implementation of decisions or inadequate responsiveness to changes in the business environment. Reputation risk is the risk of loss that arises from negative publicity or perceptions regarding our business practices. Model risk refers to the possibility of unintended business outcomes arising from the design, implementation or use of models.

1. Market Risk

Difficult market conditions and unfavorable economic trends could adversely affect our industry and our business.

We are exposed to downturns in the Delaware and Greater Philadelphia region, Mid-Atlantic and overall U.S. economy and housing markets. Unfavorable economic trends, sustained high unemployment, high costs of living, and declines in real estate values can cause a reduction in the availability of commercial credit and can negatively impact the credit performance of commercial and consumer loans, resulting in increased write-downs. These negative trends can cause economic pressure on consumers and businesses and diminish confidence in the financial markets, which may adversely affect our business, financial condition, results of operations and ability to access capital. A worsening of these conditions, such as a recession or economic slowdown, would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry. In particular, we may face the following risks in connection with these events:

- An increase in the number of customers unable to repay their loans in accordance with the original terms, which could result in a higher level of loan and lease losses and provision for loan and lease losses;

- Decreases in customer deposits;

- Impaired ability to assess the creditworthiness of customers as the models and approaches we use to select, manage and underwrite our customers become less predictive of future performance;

- Impaired ability to estimate the losses inherent in our credit exposure as the process we use to make such estimates requires difficult, subjective and complex judgments based on forecasts of economic or market conditions that might impair the ability of our customers to repay their loans, and this estimating process becomes less accurate and thus less reliable as economic conditions worsen;

- Increases in foreclosures, delinquencies and customer bankruptcies, as well as more restricted access to commercial credit;

- Decreases in our Wealth Management segment's AUM portfolios as a result of, among other things, decreases in market value from investment performance losses and customers' increased financial needs;

- Downward pressure on our stock price or an impaired ability to access the capital markets or otherwise obtain needed funding on attractive terms or at all;

- Changes in the regulatory environment, including regulations promulgated or to be promulgated under federal banking legislation or other new regulations, and changes in accounting standards, could influence recognition of loan and lease losses and our allowance for credit losses, and could result in earlier recognition of loan losses and decreases in capital; and

- Increased competition due to intensified consolidation of the financial services industry and competition from non-banks.

Changes in interest rates and other factors beyond our control could have an adverse impact on our earnings.

Over the past several years, our earnings have been, and continue to be, significantly impacted by substantial [and rapid] fluctuations in the interest rate environment. In response to the economic and financial effects of the novel coronavirus (COVID-19) pandemic, the Federal Reserve initially reduced interest rates through 2020 and 2021 and instituted quantitative easing measures as well as domestic and global capital market support programs. In 2022, to curb rising inflation, the Federal Reserve increased the target Federal Funds rate−the interest rate that banks charge each other for overnight lending in order to help maintain the reserve requirements of the Federal Reserve−to a range between 4.25% and 4.5% as of December 2022 and enacted policies to achieve that target range. As the increases in the target Federal Funds rate resulted in increased costs of operating a financial institution, the costs of borrowing increased while the availability of credit and the favorable credit terms available under the Federal Reserve's 2020 and 2021 policies generally decreased.

Our operating income and net income depend to a significant extent on our net interest margin, which is the difference between the interest yields we receive on loans, securities and other interest-earning assets and the interest rates we pay on interest-bearing deposits and other liabilities. Net interest margin is affected by changes in market interest rates, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market rates of interest could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income. These rates are highly sensitive to many factors beyond our control, including competition, general economic conditions and monetary and fiscal policies of various governmental regulatory agencies, including the Federal Reserve and the target Federal Funds rate.

We seek to manage our risk from changes in market interest rates by adjusting the rates, maturity, repricing, and balances of our different types of interest-earning assets and interest-bearing liabilities, but these interest rate risk management techniques are not capable of eliminating such risks and they may not be as effective as we intend. In particular, rapid increases or decreases in interest rates could have unusually adverse effects on our net interest margin, including the impact of deposit betas, and results of operations to the extent our interest rate risk management techniques are insufficient to mitigate these risks in a timely manner. The results of our interest rate sensitivity simulation models depend upon a number of assumptions which may prove to be inaccurate. We may not be able to successfully manage our interest rate risk. In addition, increases in market interest rates and/or adverse changes in the local residential real estate market, the general economy or consumer confidence would likely have a significant adverse impact on our noninterest income, as a result of reduced demand for residential loans that we pre-sell.

Interest rate increases often result in larger payment requirements for our borrowers, which increase the potential for default and could result in a decrease in the demand for loans. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. In addition, in a low interest rate environment, loan customers often pursue long-term fixed rate credits, which could adversely affect our earnings and net interest margin if rates increase. Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have an adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income.

The market value of our investment securities portfolio may be impacted by the level of interest rates and the credit quality and strength of the underlying collateral.

Our net interest income varies as a result of changes in interest rates as well as changes in interest rates across the yield curve. When interest rates are low, borrowers have an incentive to refinance into mortgages with longer initial fixed rate periods and fixed rate mortgages, causing our securities to experience faster prepayments. Increases in prepayments on our portfolio will cause our premium amortization to accelerate, lowering the yield on such assets. If this happens, we could experience a decrease in interest income, which may negatively impact our results of operations and financial condition.

Future changes in interest rates may reduce the market value of our investment securities. In addition, our securities portfolio is subject to risk as a result of our exposure to the credit quality and strength of the issuers of the securities or the collateral backing such securities. Any decrease in the value of the underlying collateral will likely decrease the overall value of our securities, affecting equity and possibly impacting earnings.

Changes in or questions about the soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions of and changes in the commercial soundness of other financial institutions. Defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions and damage to our reputation by association. Such events could adversely affect our business, results of operations, or financial condition.

The financial services industry and our market area are highly competitive.

We compete with regional and national financial institutions and other non-bank companies, some of which may have larger client bases, operate with greater resources, and offer lending terms and services that we do not or cannot offer. Some of these competitors may have other advantages, such as the favorable tax treatments available to credit unions. The financial services industry continues to consolidate due to the benefits of operating at a larger scale and is undergoing rapid technological development that may require us to further develop and invest in our digital capabilities. This competition can affect the pricing for our products and services and if the Company cannot compete effectively, we may lose market share and income resulting in an adverse effect on our business, results of operations and financial condition.

2. Credit Risk

Significant increases of nonperforming assets, or greater than anticipated costs to resolve these credits, can have an adverse effect on our earnings.

Our nonperforming assets, which consist of non-accrual loans, assets acquired through foreclosure and troubled debt restructurings (TDRs) adversely affect our net income in various ways. We do not record interest income on nonaccrual loans and assets acquired through foreclosure. We must establish an allowance for credit losses which reserves for losses inherent in the loan and lease portfolio that are both probable and reasonably estimable. From time to time, we also write down the value of properties in our portfolio of assets acquired through foreclosure to reflect changing market values. Additionally, there are legal fees associated with the resolution of problem assets as well as carrying costs such as taxes, insurance and maintenance related to assets acquired through foreclosure. The resolution of nonperforming assets requires the active involvement of management, which can distract management from daily operations and other income producing activities. Finally, if our estimate of the allowance for credit losses is inadequate, we will have to increase the allowance for credit losses accordingly, which will have an adverse effect on our earnings. Significant increases in the level of our nonperforming assets from the current level, or greater than anticipated costs to resolve these credits, will have an adverse effect on our earnings.

Our loan portfolio includes a substantial amount of commercial mortgage, construction and land development and commercial and industrial loans. The credit risk related to these types of loans is greater than the risk related to residential loans.

Our commercial loan portfolio includes commercial and industrial loans, commercial mortgage loans and construction and land development loans. Commercial mortgage loans generally carry larger loan balances and involve a greater degree of risk of nonpayment or late payment than home equity loans or residential mortgage loans. Any significant failure to pay or late payments by our customers would adversely affect our earnings. The increased credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the larger size of loan balances, and the potential that changes in general economic and working conditions can adversely affect income-producing properties, such as reduced office usage as a result of remote work policies. A portion of our commercial mortgage, construction and land development and commercial and industrial loan portfolios includes a balloon payment feature. A number of factors may affect a borrower's ability to make or refinance a balloon payment, including the financial condition of the borrower, the prevailing local economic conditions and the prevailing interest rate environment.

Furthermore, commercial and industrial loans secured by owner-occupied properties are dependent upon the successful operation of the borrower's business. If the operating company suffers difficulties, including reduction in sales volume and/or profitability, the borrower's ability to repay the loan may be impaired. Loans secured by properties where repayment is dependent upon payment of rent by third party tenants or the sale of the property may be impacted by loss of tenants, lower lease rates needed to attract new tenants or the inability to sell a completed project in a timely fashion and at a profit.

We are exposed to increased credit losses and credit related expenses in the event of a major natural disaster, public health crisis, other catastrophic event or significant climate change effects.

The occurrence of a major natural or environmental disaster, public health crisis or similar catastrophic event, as well as significant climate change effects such as rising sea levels or wildfires, especially in densely populated geographic areas, could increase our credit losses and credit related expenses. A natural disaster, public health crisis or catastrophic event or other significant climate change effect that either damages or destroys residential or multifamily real estate underlying mortgage loans or REO properties, or negatively affects the ability of borrowers to continue to make payments on loans, could increase our serious delinquency rates and average loan loss severity in the affected areas. Such events could also cause downturns in economic and market conditions generally, which could have an adverse effect on our business and financial results. We may not have adequate insurance coverage for some of these natural, catastrophic, public health or climate change-related events.

Concentration of loans in our primary markets may increase our risk.

Our success depends primarily on the general economic conditions and housing markets in the state of Delaware, southeastern Pennsylvania, southern New Jersey and northern Virginia, as a large portion of our loans are made to customers in these markets. This makes us vulnerable to a downturn in the local economy and real estate markets in these areas. Declines in real estate valuations in these markets would lower the value of the collateral securing those loans, which could cause us to realize losses in the event of increased foreclosures. Local economic conditions have a significant impact on the ability of borrowers to repay loans as well as our ability to originate new loans. In addition, weakening in general economic conditions such as inflation, stagflation, increased costs-of-living, recession, unemployment, natural disasters or other factors beyond our control could negatively affect demand for loans, the performance of our borrowers and our financial results.

If our allowance for credit losses is not sufficient to cover actual loan and lease losses, our earnings will decrease.

We make various assumptions and judgments about the collectability of the loans and leases in our portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans and leases. In determining the amount of the allowance for credit losses, we review our portfolio mix and segmentation, modeling methodology, historical loss experience, relevant available information from internal and external sources relating to qualitative adjustment factors, prepayment speeds and reasonable and supportable forecasts about future economic conditions. If our assumptions are incorrect or if there is a significant deterioration in economic conditions, our allowance for credit losses may not be sufficient to cover expected credit losses in our loan and lease portfolio, resulting in unanticipated losses and additions to our allowance for credit losses. Material additions to our allowance for credit losses could materially decrease our net income.

3. Capital and Liquidity Risk

Our inability to grow deposits in the future could adversely affect our liquidity and ability to grow our business.

A key part of our strategy is to grow deposits. The market for deposits is highly competitive, with intense competition in attracting and retaining deposits. We compete on the basis of the rates we pay on deposits, features and benefits of our products, the quality of our customer service and the competitiveness of our digital banking capabilities. Our ability to originate and maintain deposits is also highly dependent on the strength of the Bank and the perceptions of customers and others of our business practices and our financial health. Adverse perceptions regarding our reputation could lead to difficulties in attracting and retaining deposits accounts. Negative public opinion could result from actual or alleged conduct in a number of areas, including lending practices, regulatory compliance, inadequate protection of customer information or sales and marketing activities, and from actions taken by regulators or others in response to such conduct.

The demand for the deposit products we offer may also be reduced due to a variety of factors, such as demographic patterns, changes in customer preferences, reductions in consumers' disposable income, regulatory actions that decrease customer access to particular products or the availability of competing products. Competition from other financial services firms and others that use deposit funding products may affect deposit renewal rates, costs or availability. Changes we make to the rates offered on our deposit products may affect our profitability and liquidity.

The FDIA prohibits an insured bank from accepting brokered deposits or offering interest rates on any deposits significantly higher than the prevailing rate in the bank's normal market area or nationally (depending upon where the deposits are solicited), unless it is "well capitalized," or it is "adequately capitalized" and receives a waiver from the FDIC. A bank that is "adequately capitalized" and accepts brokered deposits under a waiver from the FDIC may not pay an interest rate on any deposit in excess of 75 basis points over certain prevailing market rates. There are no such restrictions under the FDIA on a bank that is "well capitalized" and at December 31, 2022, the Bank met or exceeded all applicable requirements to be deemed "well capitalized" for purposes of the FDIA. However, the Bank may not continue to meet these requirements. Limitations on the Bank's ability to accept brokered deposits (including regulatory limitations on the amount of brokered deposits in total or as a percentage of total assets) for any reason in the future could adversely impact our funding costs and liquidity. Any limitation on the interest rates the Bank can pay on deposits could competitively disadvantage us in attracting and retaining deposits and have an adverse effect on our business.

We could experience an unexpected inability to obtain needed liquidity.

Liquidity is essential to our business, as we use cash to fund loans and investments, other interest-earning assets and deposit withdrawals that occur in the ordinary course of our business. We also are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. Additionally, the operations of our Cash Connect® segment depends on us having access to large amounts of cash.

Our principal sources of liquidity include customer deposits, FHLB borrowings, brokered certificates of deposit, sales of loans, repayments to the Bank from borrowers and paydowns and sales of investment securities. Our ability to obtain funds from these sources could become limited, or our costs to obtain such funds could increase, due to a variety of factors, including changes in our financial performance, the imposition of regulatory restrictions on us, or adverse developments in the capital markets, including weakening economic conditions or negative views and expectations about the prospects for the financial services industry as a whole. If our ability to obtain necessary funding is limited or the costs of such funding increase, our ability to meet our obligations or grow our banking business would be adversely affected and our financial condition and results of operations could be harmed.

Restrictions on our subsidiaries' ability to pay dividends to us could negatively affect our liquidity and ability to pay dividends.

We are a separate and distinct legal entity from our subsidiaries, including the Bank. We receive substantially all of our revenue from dividends from our subsidiaries. These dividends are the principal source of funds to pay dividends on our common stock, and interest and principal on our debt. Various federal and/or state laws and regulations limit the amount of dividends that the Bank and certain of our nonbank subsidiaries may pay us, and the OCC may block dividend payments by the Bank. Also, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. Limitations on our subsidiaries to pay dividends to us could have an adverse effect on our liquidity and on our ability to pay dividends on our common stock. Additionally, if our subsidiaries' earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels; we may not be able to make dividend payments to our common stockholders.

4. Compliance Risk

We are subject to extensive regulation which could have an adverse effect on our operations.

We are subject to extensive federal and state regulation, supervision and examination governing almost all aspects of our operations. The laws and regulations governing our business are intended primarily to protect depositors, our customers, the public, the FDIC's Deposit Insurance Fund, and the banking system as a whole, and not our stockholders or holders of our debt. The Federal Reserve is the primary federal regulator for the Company, the OCC is the Bank's primary regulator and the CFPB regulates the Bank's compliance with consumer financial protection laws. The banking laws, regulations and policies applicable to us govern a variety of matters, including certain debt obligations, changes in control, maintenance of adequate capital, and general business operations, including permissible types, amounts and terms of loans and investments, the amount of reserves held against deposits, restrictions on dividends, establishment of new offices, the maximum interest rate that may be charged by law and treatment of customers. In addition, federal and state banking regulators have broad authority to supervise our banking business, including the authority to prohibit activities that represent unsafe or unsound banking practices or constitute violations of statute, rule, regulation or administrative order. Failure to appropriately comply with any such laws, regulations or regulatory policies could result in sanctions by regulatory agencies, civil money penalties or damage to our reputation, all of which could adversely affect our business, results of operations, financial condition or prospects. A government shutdown or understaffing at the Federal Reserve, the OCC and/or the CFPB could result in unforeseen delays in our ability to receive approval for certain transactions or deal with other regulatory issues. Such a delay could adversely affect our business, results of operations, or financial condition.

We are subject to changes in federal and state banking statutes, regulations and governmental policies, and their interpretation or implementation. Certain of our subsidiaries are registered with the SEC as investment advisers and, as such, are subject to regulation, supervision and enforcement by the SEC under the Investment Advisers Act. Regulations affecting banks and other financial institutions in particular are undergoing continuous review and frequently change and the ultimate effect of such changes cannot be predicted. Regulations and laws may be modified at any time, and new legislation may be enacted that will affect us. Any changes in any federal and state law, as well as regulations and governmental policies could subject us to additional compliance costs and otherwise affect us in substantial and unpredictable ways, including ways that may adversely affect our business, results of operations, financial condition or prospects.

We face a risk of noncompliance and enforcement action under the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA PATRIOT Act of 2001, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports when appropriate. These laws and regulations also provide that we are ultimately responsible to ensure our third party vendors adhere to the same laws and regulations. In addition to other bank regulatory agencies, FinCEN is authorized to impose significant civil money penalties for violations of those requirements and has engaged in coordinated enforcement efforts with the state and federal banking regulators, as well as the U.S. Department of Justice, CFPB, Drug Enforcement Administration, and Internal Revenue Service.

We are also subject to increased scrutiny of compliance with the rules enforced by OFAC regarding, among other things, the prohibition on transacting business with, and the need to freeze assets of, certain persons and organizations identified as a threat to the national security, foreign policy or economy of the United States. If our policies, procedures and systems or those of our third party vendors are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including any acquisition plans. Any of these results could have an adverse effect on our business, financial condition, results of operations and prospects.

We are subject to numerous laws designed to protect consumers and promote community investment, including fair lending laws and the Community Reinvestment Act. Failure to comply with these laws or perform satisfactorily could lead to a wide variety of sanctions.

The Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. Adverse findings in an evaluation of our fair lending compliance could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge our performance under fair lending laws in private class action litigation. Such actions could have an adverse effect on our business, financial condition, results of operations and prospects.

The Community Reinvestment Act imposes community investment obligations on insured depository institutions. If the Bank does not perform satisfactorily under the Community Reinvestment Act, as determined by the OCC, the Company and the Bank could be restricted in their ability to expand through mergers, acquisitions, and/or the establishment of branches.

The fiscal, monetary and regulatory policies of the federal government and its agencies could have an adverse effect on our results of operations.

The Federal Reserve regulates the supply of money and credit in the U.S. Its policies determine in large part the cost of funds for lending and investing and the return earned on those loans and investments, both of which affect our net interest margin. Its policies can also adversely affect borrowers, potentially increasing the risk that they may fail to repay their loans. Congress controls fiscal policy through decisions on taxation and expenditures. Depending on industries and markets involved, changes to tax law and increased or reduced public expenditures could affect us directly or the business operations of our customers. Changes in Federal Reserve policies, fiscal policy, and our regulatory environment generally are beyond our control, and we are unable to predict what changes may occur or the manner in which any future changes may affect our business, financial condition and results of operations.

The intention and actions of the United Kingdom's FCA to cease support of LIBOR could negatively affect the fair value of our financial assets and liabilities, results of operations and net worth. The transition to alternative reference interest rate could present operational problems and result in market disruption, including inconsistent approaches for different financial products, as well as disagreements with counterparties.

The FCA ceased publishing most LIBOR settings as of January 1, 2022 but will continue to publish five U.S. LIBOR settings through mid-2023. We expect that the capital and debt markets will cease to use LIBOR as a benchmark, but we cannot predict whether LIBOR will actually cease to be available after its current expiration dates, whether the Secured Overnight Financing Rate (SOFR) will become the market benchmark in its place or what impact such a transition may have on our business, results of operations and financial condition.

The selection of SOFR as the alternative reference rate for these products currently presents certain market concerns because SOFR (unlike LIBOR) does not have an inherent term structure or credit risk component. A methodology has been developed to calculate SOFR-based term rates, and the Federal Reserve Bank of New York has published such rates daily since early 2020 and encouraged banks to transition away from LIBOR as soon as practicable. However, the methodology has not been tested for an extended period of time, which may limit market acceptance of the use of SOFR. In addition, SOFR may not be a suitable alternative to LIBOR for all of our financial products, and it is uncertain what other rates might be appropriate for that purpose. It is uncertain whether these other indices will remain acceptable alternatives for such products.

We have a significant number of financial products, including mortgage loans, mortgage-related securities, other debt securities and derivatives, that are indexed to LIBOR, and we continue to enter into transactions involving such products that will mature after 2021, with appropriate alternative reference rates to take effect after LIBOR's discontinuation, including the use of the WSJ Prime as a LIBOR alternative. We expect that the transition will span several reporting periods through June 2023. The replacement of LIBOR also may result in economic mismatches between different categories of instruments that now consistently rely on the LIBOR benchmark. Additionally, inconsistent approaches to a transition from LIBOR to an alternative rate among different market participants and for different financial products may cause market disruption and operational problems, which could adversely affect us, including by exposing us to increased basis risk and resulting costs in connection with remediating these problems, and by creating the possibility of disagreements with counterparties.

If we fail to comply with legal standards, we could incur liability to our clients or lose clients, which could negatively affect our earnings.

Managing or servicing assets with reasonable prudence in accordance with the terms of governing documents and applicable laws is important to client satisfaction, which in turn is important to the earnings and growth of our investment businesses. Failure to comply with these standards, adequately manage these risks or manage the differing interests often involved in the exercise of fiduciary responsibilities could also result in liability.

The CFPB has reshaped consumer financial regulations through rulemaking and enforcement of prohibitions against unfair, deceptive or abusive business acts or practices. Compliance with any such change may impact the manner in which WSFS and WSFS Bank offer consumer financial products or services, and our results of operations.

As an insured depository institution with $10 billion or more in total assets, WSFS Bank is subject to supervision, examination, and enforcement with respect to consumer protection laws by the CFPB. The CFPB has broad authority to administer and carry out provisions of the Dodd-Frank Act with respect to the Company's consumer financial products and services and may impose requirements more onerous than those of other bank regulatory agencies. For example, the Dodd-Frank Act authorizes the CFPB to write rules or bring enforcement actions to prohibit acts or practices that are unfair, deceptive or abusive in connection with consumer financial products or services, and the concept of an "abusive" act or practice did not previously exist in federal banking law.

The CFPB has initiated enforcement actions against a variety of bank and non-bank market participants with respect to a number of consumer financial products and services, which has resulted in those participants expending significant time and money, including the costs of penalties, to respond to the actions pursued by the CFPB. As part of its rulemaking and enforcement activities, the CFPB has adopted interpretations of consumer protection laws that have required many market participants to change their practices and expend substantial resources to do so. In 2022, the CFPB has utilized their supervisory and enforcement powers to pursue abusive acts in several industries, including automobile loan servicing, credit card account management, debt collection, the operation of ATMs, mortgage origination, depository account management, and consumer reporting among others.

There continues to be uncertainty as to how CFPB's strategies and priorities will impact the Company's business and operations. Any changes by the CFPB in regulatory expectations, interpretations or practices could increase the risk of additional enforcement actions, fines and penalties, which could have an adverse impact on our business, results of operations, and financial condition.

5. Operational Risk

Our technology-related operational processes and procedures may not be effective in accomplishing their intended purposes.

Our operations depend upon the use of computer programs, algorithms, and other analytical tools. If such technology is ineffective at its intended purposes or includes errors in computer code, unintended bias, bad data, misuse of data, or fraud, it may adversely affect our operations. Additionally, as societal norms, legal requirements, businesses and markets evolve, our technology may not accurately reflect this evolution. There may also be technology-related issues that exist, or that develop in the future, that we have not anticipated, identified or mitigated, including when processes are changed or new products and services are introduced. In particular, the implementations of new technologies and digital solutions may cause business disruptions that affect our ability to maintain relationships with clients, customers, depositor and employees. If our risk management framework does not effectively identify and control such risks, we could suffer unexpected losses or be adversely affected, and that could have an adverse effect on our business, results of operations and financial condition.

Our results of operations and financial condition could be adversely affected if our Cash Connect® segment's policies, procedures and controls are inadequate to prevent a misappropriation of funds, or if a misappropriation of funds is not insured or not fully covered through insurance.

The profitability of our Cash Connect® segment depends to a large degree on its ability to accurately and efficiently distribute, track, and settle large amounts of cash to its customers' ATMs which, in turn, depends on the successful implementation and monitoring of a comprehensive system of financial and operational controls that are designed to help prevent, detect, and recover any potential loss of funds. These controls require the implementation and maintenance of complex proprietary software, the ability to track and monitor an extensive network of armored car companies, and the ability to settle large amounts of electronic funds transfers (EFT) from various ATM networks. There is a risk that those associated with armored car companies, ATM networks and processors, ATM operators, or other parties may misappropriate funds belonging to Cash Connect®. Cash Connect® has experienced such occurrences in the past. If our Cash Connect® division's established policies, procedures and controls are inadequate, or not properly executed to prevent or detect a misappropriation of funds, or if a misappropriation of funds is not insured or not fully covered through any insurance maintained by us, our business, results of operations or financial condition could be adversely affected.

System failure or cybersecurity breaches of our network security could subject us to increased operating costs as well as litigation and other potential losses.

Failures in, or breaches of, our computer systems and network infrastructure, or those of our third party vendors or other service providers, including as a result of cyber-attacks, could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in our operations could have an adverse effect on our business, financial condition and results of operations. In addition, our operations are dependent upon our ability to protect the computer systems and network infrastructure utilized by us, including our Internet banking activities, against damage from physical break-ins, cybersecurity breaches and other disruptive problems caused by the Internet or other users. Cybersecurity breaches and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and damage to our reputation, and may discourage current and potential customers from using our Internet banking services. Our security measures, including firewalls and penetration testing, may not prevent or detect future potential losses from system failures or cybersecurity breaches.

In the normal course of business, we collect, process, and retain sensitive and confidential information regarding our Customers. Although we devote significant resources and management focus to ensuring the integrity of our systems through information security and business continuity programs, our facilities and systems, and those of our third-party service providers, are vulnerable to external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. In particular, the technologies and digital solutions we have introduced as part of our Delivery Transformation initiative, including our enhanced website and personalized messaging app, are susceptible to these events. We and our third-party service providers have experienced all of these events and expect to continue to experience them in the future. These events could interrupt our business or operations, result in significant legal and financial exposure (including costs associated with remediating any security breaches), supervisory liability, regulatory enforcement action, damage to our reputation, loss of customers and business or a loss of confidence in the security of our systems, products and services. Although the impact to date from these events has not had an adverse effect on us, we cannot be sure this will be the case in the future. Any of these occurrences could have an adverse effect on our business, financial condition and results of operations.

Information security risks for financial institutions like us have increased recently in part because of new technologies, the use of the internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others. In addition to cyber-attacks or other security breaches involving the theft of sensitive and confidential information, hackers recently have engaged in attacks against large financial institutions that are designed to disrupt key business services, such as consumer-facing web sites. We are not able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources. Our early detection and response mechanisms may be thwarted by sophisticated attacks and malware designed to avoid detection.

We rely on third parties for certain important functions. Any failures by those vendors and service providers could disrupt our business operations or expose us to loss of confidential information or intellectual property.

Our use of third-party service providers exposes us to the risk of failures in their operations and their risk and control environments. We outsource certain key functions to external parties, including some that are critical to financial reporting (including our use of hedge accounting), valuations, our mortgage-related investment activity, loan underwriting, and loan servicing. We may enter into other key outsourcing relationships in the future and continue to expand our existing reliance on third-party service providers. If one or more of these key external parties were not able to perform their functions for a period of time, perform them at an acceptable service level or handle increased volumes, or if one of them experiences a disruption in its own business or technology from any cause, our business operations could be constrained, disrupted, or otherwise negatively affected. Our use of third-party service providers also exposes us to the risk of losing intellectual property or confidential information and to other harm, including to our reputation. Our ability to monitor the activities or performance of third-party service providers may be constrained, which may make it difficult for us to assess and manage the risks associated with these relationships.

Our business may be adversely impacted by litigation and regulatory enforcement, which could expose us to significant liabilities and/or damage our reputation.

From time to time, we have and may become party to various litigation claims and legal proceedings. Our businesses involve the risk that clients or others may sue us, claiming that we have failed to perform under a contract or otherwise failed to carry out a duty perceived to be owed to them. Our trust, custody and investment management businesses are particularly subject to this risk. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are particularly volatile, or when clients or investors are experiencing losses. In addition, as a publicly-held company, we are subject to the risk of claims under the federal securities laws, and volatility in our stock price and those of other financial institutions increases this risk. Actions brought against us may result in injunctions, settlements, damages, fines or penalties, which could have an adverse effect on our business, financial condition or results of operations or require changes to our business. Even if we defend ourselves successfully, the cost of litigation may be substantial, and public reports regarding claims made against us may cause damage to our reputation among existing and prospective clients or negatively impact the confidence of counterparties, rating agencies and stockholders, consequently negatively affecting our earnings.

In the ordinary course of our business, we also are subject to various regulatory, governmental and enforcement inquiries, investigations and subpoenas. These may be directed generally to participants in the businesses in which we are involved or may be specifically directed at us. In enforcement matters, claims for disgorgement, the imposition of civil and criminal penalties and the imposition of other remedial sanctions are possible.

WSFS Bank provides indenture trustee and loan agency services, including administrative and collateral agent fee-based services for first lien, second lien, debtor-in-possession and exit facilities, and WSFS Bank professionals work with ad hoc committees, unsecured creditors' committees, borrowers and other professionals involved in restructuring and bankruptcy. In this capacity, in the normal course of business, WSFS Bank may be named as a party in litigation. Although WSFS Bank has no credit or direct exposure in conjunction with this administrative role, the fact that the Bank's name appears in the case caption may create the erroneous impression that WSFS Bank may have financial exposure in such a lawsuit.

Actual outcomes, losses and related expenses of pending legal proceedings may differ materially from assessments and estimates, and may exceed the amount of any reserves we have established, which could adversely affect our reputation, business, financial condition and results of operations.

Errors, breakdowns in controls or other mistakes in the provision of services to clients or in carrying out transactions for our own account can subject us to liability, result in losses or negatively affect our earnings in other ways.

In our asset servicing, investment management, fiduciary administration and other business activities, we effect or process transactions for clients and for us that involve very large amounts of money. Failure to properly manage or mitigate operational risks can have adverse consequences, and increased volatility in the financial markets may increase the magnitude of resulting losses. Given the high volume of transactions we process, errors that affect earnings may be repeated or compounded before they are discovered and corrected.

6. Strategic Risk

Our business strategy includes significant investment in growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth and investment in infrastructure effectively.

We are pursuing a significant growth strategy for our business. Our growth initiatives have required us to recruit experienced personnel to assist in such initiatives. The failure to retain such personnel would place significant limitations on our ability to successfully execute our growth strategy. In addition, as we expand our lending beyond our current market areas, we could incur additional risk related to those new market areas. We may not be able to expand our market presence in our existing market areas or successfully enter new markets.

A weak economy, low demand and competition for credit may impact our ability to successfully execute our growth plan and adversely affect our business, financial condition, results of operations, reputation and growth prospects. While we believe we have the executive management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or that we will successfully manage our growth.

We regularly evaluate potential acquisitions and expansion opportunities. If appropriate opportunities present themselves, we expect to engage in selected acquisitions or other business growth initiatives or undertakings. We may not successfully identify appropriate opportunities, may not be able to negotiate or finance such activities and such activities, if undertaken, may not be successful.

We have in the past and may in the future pursue acquisitions, which may disrupt our business and adversely affect our results of operations, and we may fail to realize all of the anticipated benefits of any such acquisition.

We have historically pursued acquisitions, and may seek acquisitions in the future. We may not be able to successfully identify suitable candidates, negotiate appropriate acquisition terms, complete proposed acquisitions, successfully integrate acquired businesses into the existing operations, or expand into new markets. Once integrated, acquired operations may not achieve levels of revenues, profitability, or productivity comparable with those achieved by our existing operations, or otherwise perform as expected.

As we continue to integrate the business of Bryn Mawr Trust, the anticipated benefits of our acquisition of Bryn Mawr Trust, including expected revenue synergies, may not be realized fully, or at all, or may take longer to realize than expected. The Company has incurred and will continue to incur substantial expenses in integrating the business, operations, networks, systems, technology, policies and procedures of Bryn Mawr Trust into its own. As a result of these expenses, we have taken and expect to continue to take charges against our earnings. The charges taken in connection with our acquisition of Bryn Mawr Trust have been and are expected to be significant, although the aggregate amount and timing of such charges beyond what has already been reported in this report are uncertain at present. As with any merger of financial institutions, integration efforts have diverted management attention and resources, and there may be business disruptions that affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of our acquisition of Bryn Mawr Trust. These integration matters could have an adverse effect on our financial results and the value of our common stock for an undetermined period.

Acquisitions, such as our acquisition of Bryn Mawr Trust, involve numerous risks, including difficulties in the integration of the operations, technologies, services and products of the acquired companies, and the diversion of management's attention from other business concerns. We may not properly ascertain all such risks prior to an acquisition or prior to such a risk impacting us while integrating an acquired company. As a result, difficulties encountered with acquisitions could have an adverse effect on our business, financial condition and results of operations.

Furthermore, we must generally receive federal regulatory approval before we can acquire another insured depository institution or its holding company. In determining whether to approve a proposed acquisition, federal regulators will consider, among other factors, the effect of the acquisition on competition, the financial condition of the acquiring institution and the target, the future prospects of the acquiring institution, including current and projected capital levels, the competence, experience, and integrity of management, compliance with laws and regulations, the convenience and needs of the communities to be served, including the acquiring institution's record of compliance under the Community Reinvestment Act, and the effectiveness of the acquiring institution in combating money laundering. In addition, we cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. Consequently, we may not obtain regulatory approval for a proposed acquisition on acceptable terms or at all, in which case we would not be able to complete the acquisition despite the time and expenses invested in pursuing it.

Key associates may be difficult to attract and retain.

Our Associates are our most important resource and, in many areas of the financial services industry, competition for qualified personnel is intense. We invest significantly in recruitment, training, development and talent management as our Associates are the cornerstone of our model. If we were unable to continue to attract and retain qualified key associates to support the various functions of our businesses, our performance, including our competitive position, could be adversely affected. As economic conditions improve, we may face increased difficulty in retaining top performers and critical skilled associates. If key personnel were to leave us and equally knowledgeable or skilled personnel are unavailable within WSFS or could not be sourced in the market, our ability to manage our business may be hindered or impaired.

7. Reputation Risk

Damage to our reputation could significantly harm our businesses.

Our ability to attract and retain customers, clients, investors, and highly-skilled management and employees is affected by our reputation and the reputation of the financial services industry as a whole. Adverse developments may result in additional scrutiny or new litigation against us and potential sources of reputational damage are discussed throughout these risk factors. Although we monitor developments for areas of potential risk to our reputation and brand, negative perceptions or publicity could adversely impact our business, financial condition and results of operations.

Significant harm to our reputation can arise from sources, including economic changes, regulatory scrutiny, employee misconduct, actual or perceived unethical behavior, litigation or regulatory outcomes, failing to deliver minimum or required standards of service and quality, compliance failures, disclosure of confidential information, significant or numerous failures, interruptions or breaches of our information systems, and the activities of our clients, customers and counterparties, including vendors.

In particular, the success of our Wealth Management segment is highly dependent on reputation. Our Wealth Management segment derives the majority of its revenue from noninterest income which consists of trust, investment and other servicing fees, and our ability to attract trust and wealth management clients is highly dependent upon external perceptions of this segment's level of service, trustworthiness, business practices and financial condition. Negative perceptions or publicity regarding these matters could damage the division's and our reputation among existing customers and corporate clients, which could make it difficult for the Wealth Management segment to attract new clients and maintain existing ones.

We could also suffer significant harm to our reputation if we fail to properly identify and manage potential conflicts of interest. Management of potential conflicts of interests has become increasingly complex as we expand our business activities through more numerous transactions, obligations and interests with and among our clients. The actual or perceived failure to adequately address conflicts of interest could affect the willingness of clients to deal with us, which could adversely affect our businesses, financial condition and results of operations

8. Model Risk

The quantitative models we use to manage certain accounting and risk management functions may not be effective, which may cause adverse effects on our results of operations and financial condition.

We use quantitative models to help manage certain aspects of our business and to assist with certain business decisions, including estimating probable loan losses, measuring the fair value of financial instruments when reliable market prices are unavailable and estimating the effects of changing interest rates and other market measures on our financial condition and results of operations. Our modeling methodologies rely on many assumptions, historical analyses and correlations. These assumptions may be incorrect, particularly in times of market distress, and the historical correlations on which we rely may no longer be relevant. Additionally, as businesses and markets evolve, our measurements may not accurately reflect this evolution. Even if the underlying assumptions and historical correlations used in our models are adequate, our models may be deficient due to errors in computer code, bad data, misuse of data, fraud or the use of a model for a purpose outside the scope of the model's design.

As a result, our models may not capture or fully express the risks we face, may suggest that we have sufficient capitalization when we do not, or may lead us to misjudge the business and economic environment in which we will operate. If our models fail to produce reliable results on an ongoing basis, we may not make appropriate risk management or other business or financial decisions. Furthermore, strategies that we employ to manage and govern the risks associated with our use of models may not be effective or fully reliable, and as a result, we may realize losses or other lapses.

Banking regulators continue to focus on the models used by banks and bank holding companies in their businesses. The failure or inadequacy of a model may result in increased regulatory scrutiny on us or may result in an enforcement action or proceeding against us by one of our regulators.

9. General Risk

Impairment of goodwill and/or intangible assets could require charges to earnings, which could negatively impact our results of operations.

Goodwill and other intangible assets arise when a business is purchased for an amount greater than the net fair value of its identifiable assets. We have recognized goodwill as an asset on the balance sheet in connection with several recent acquisitions. We evaluate goodwill and intangibles for impairment at least annually. Although we have determined that goodwill and other intangible assets were not impaired during 2022, a significant and sustained decline in our stock price and market capitalization, a significant decline in our expected future cash flows, a significant adverse change in the business climate, slower growth rates or other factors could result in impairment of goodwill or other intangible assets. Any future write-down of the goodwill or other intangible assets could result in a material charge to earnings.

Changes in accounting standards or changes in how the accounting standards are interpreted or applied could adversely impact the Company's financial statements.

From time to time, the Financial Accounting Standards Board (FASB) or the SEC may change the financial accounting and reporting standards that govern the preparation of the Company's financial statements. In addition, the FASB, SEC, banking regulators and the Company's independent registered public accounting firm may also amend or even reverse their previous interpretations or positions on how various standards should be applied. These changes may be difficult to predict and could impact how we prepare and report the Company's financial statements. In some cases, the Company could be required to apply a new or revised standard retroactively, potentially resulting in the Company restating prior period's financial statements.

Changes in the value of our deferred tax assets could adversely affect our results of operations and regulatory capital ratios.

Our deferred tax assets are subject to an evaluation of whether it is more likely than not that they will be realized for financial statement purposes. In making this determination, we consider all positive and negative evidence available, including the impact of recent operating results, as well as potential carryback of tax to prior years' taxable income, changes in statutory tax rates, reversals of existing taxable temporary differences, tax planning strategies and projected earnings within the statutory tax loss carryover period. If we conclude in the future that a significant portion of our deferred tax assets are not more likely than not to be realized, we will record a valuation allowance, which could adversely affect our financial position, results of operations and regulatory capital ratios.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters are located at 500 Delaware Ave., Wilmington, Delaware where we lease 78,432 square feet of space. At December 31, 2022, we conducted our business through 92 banking offices located in Delaware, southeastern Pennsylvania and southern New Jersey.

In addition to our branch network, we own or lease office space for 27 other loan production offices and facilities located in Delaware, southeastern Pennsylvania, southern New Jersey, Virginia and Nevada to house operational activities, Cash Connect® and our Wealth Management businesses. We owned 37 of our banking offices and other facilities while all other locations were leased.

At December 31, 2022, our premises and equipment had a net book value of $115.6 million. All of these properties are generally in good condition and are appropriate for their intended use. While these facilities are adequate to meet our current needs, available space is limited and additional facilities may be required to support future expansion.

For additional detail regarding our properties and equipment, see Note 9 to the Consolidated Financial Statements.

ITEM 3. LEGAL PROCEEDINGS

For information regarding legal proceedings, see Note 25 to the Consolidated Financial Statements.

Item 103 of Regulation S-K requires disclosure of certain environmental matters when a governmental authority is a party to the proceedings and the proceedings involve potential monetary sanctions unless we reasonably believe the monetary sanctions will not equal or exceed a threshold which we determine is reasonably designed to result in disclosure of any such proceeding that is material to our business or financial condition. We have determined such disclosure threshold to be $1 million.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is traded on the Nasdaq Global Select Market under the symbol "WSFS." At February 23, 2023, we had 3,595 registered common stockholders of record.

The closing market price of our common stock at February 23, 2023 was $49.69.

Dividends

For a discussion of dividend restrictions on our common stock, or of restrictions on dividends from the Company's subsidiaries to the Company, see "Business - Regulation - Regulation of the Company - Dividends" and "Business - Regulation - Regulation of WSFS Bank - Dividends Restrictions."

Securities Authorized for Issuance Under Equity Compensation Plans

Shown below is information as of December 31, 2022 with respect to compensation plans under which equity securities of the Registrant are authorized for issuance.

Equity Compensation Plan Information

	(a)	(b)	(c)
	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-Average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders [1]	356,315	$ 42.92	869,838
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
Total	356,315	$ 42.92	869,838

[1] Plans approved by stockholders include the 2013 Incentive Plan and the 2018 Incentive Plan.

Share Repurchases:

During the first quarter of 2020, the Board of Directors approved a share repurchase program authorizing the repurchase of 7,594,977 shares, or 15% of our outstanding shares as of March 31, 2020. During the second quarter of 2022, the Board of Directors of the Company approved an additional share repurchase authorization under the program of 6,358,727 shares of common stock, or 10% of its outstanding shares as of June 30, 2022. Under the programs, repurchases may be made from time to time in the open market or through negotiated transactions, subject to market conditions and other factors, and in accordance with applicable securities laws. The programs are consistent with our intent to return a minimum of 35% of annual core net income to stockholders through dividends and share repurchases while maintaining capital ratios in excess of regulatory minimums and, in the case of the Bank, the "well-capitalized" benchmarks.

During the three months ended December 31, 2022, the Company had 361,980 shares of common stock repurchased under the current share repurchase programs.

Month	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
October 1, 2022 - October 31, 2022	361,980	$ 47.76	361,980	6,588,771
November 1, 2022 - November 30, 2022	—	—	—	6,588,771
December 1, 2022 - December 31, 2022	—	—	—	6,588,771
Total	361,980	47.76	361,980	

COMPARATIVE STOCK PERFORMANCE GRAPH

The graph and table which follow show the yearly percentage change in the cumulative total shareholder return on our common stock over the last five years compared with the cumulative total shareholder return of the Dow Jones Total Market Index, the Nasdaq Bank Index and KBW Nasdaq Regional Bank Index over the same period as obtained from Bloomberg L.P. Cumulative total shareholder return on our common stock or the indices equals the total increase in value since December 31, 2017, assuming reinvestment of all dividends paid into the common stock or the index, respectively. The graph and table were prepared assuming $100 was invested on December 31, 2017 in our common stock and in each of the indices. There can be no assurance that our future stock performance will be the same or similar to the historical stock performance shown in the graph below. We neither make nor endorse any predictions as to stock performance.



CUMULATIVE TOTAL SHAREHOLDER RETURN
COMPARED WITH PERFORMANCE OF SELECTED INDICES
December 31, 2017 through December 31, 2022

	December 31, 2017 through December 31, 2022 Cumulative Total Return					
	2017	2018	2019	2020	2021	2022
WSFS Financial Corporation	$ 100	$ 80	$ 94	$ 97	$ 110	$ 100
Dow Jones Total Market Index	100	97	121	133	161	150
Nasdaq Bank Index	100	84	104	96	138	115
KBW Nasdaq Regional Bank Index	100	83	102	93	128	119

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

WSFS Financial Corporation (the Company or WSFS) is a savings and loan holding company headquartered in Wilmington, Delaware. Substantially all of our assets are held by the Company's subsidiary, Wilmington Savings Fund Society, FSB (WSFS Bank or the Bank), one of the ten oldest bank and trust companies in the United States (U.S.) continuously operating under the same name. With $19.9 billion in assets and $64.5 billion in assets under management (AUM) and assets under administration (AUA) at December 31, 2022, WSFS Bank is the oldest and largest locally-managed bank and trust company headquartered in the Greater Philadelphia and Delaware region. As a federal savings bank that was formerly chartered as a state mutual savings bank, WSFS Bank enjoys a broader scope of permissible activities than most other financial institutions. A fixture in the community, WSFS Bank has been in operation for more than 190 years. In addition to our focus on stellar customer experience, we have continued to fuel growth and remain a leader in our community. We are a relationship-focused, locally-managed, community banking institution. Our mission is simple: "We Stand for Service." Our strategy of "Engaged Associates, living our culture, enriching the communities we serve" focuses on exceeding customer expectations, delivering stellar experiences and building customer advocacy through highly-trained, relationship-oriented, friendly, knowledgeable and empowered Associates.

As of December 31, 2022, we had seven consolidated subsidiaries: WSFS Bank, WSFS Wealth Management, LLC (Powdermill®), WSFS Capital Management, LLC (West Capital), Cypress Capital Management, LLC (Cypress), WSFS SPE Services, LLC, The Bryn Mawr Trust Company of Delaware (BMT-DE), and 601 Perkasie, LLC. We also had three unconsolidated subsidiaries, WSFS Capital Trust III, Royal Bancshares Capital Trust I, and Royal Bancshares Capital Trust II. WSFS Bank had two wholly-owned subsidiaries: Beneficial Equipment Finance Corporation (BEFC) and 1832 Holdings, Inc., and one majority-owned subsidiary, NewLane Finance Company (NewLane Finance®).

On January 1, 2022, WSFS and the Bank acquired certain subsidiaries in the merger of Bryn Mawr Bank Corporation (BMBC) with and into WSFS, and the merger of The Bryn Mawr Trust Company with and into the Bank (collectively, the BMBC Merger), pursuant to the agreement and plan of merger, by and between WSFS and BMBC, dated as of March 9, 2021 (the BMBC Merger Agreement) that are not named herein as they are not integral or significant to our business.

On April 1, 2022, WSFS completed the merger of Christiana Trust Company of Delaware® and BMT-DE. The combined organization will retain and operate under The Bryn Mawr Trust Company of Delaware name. Additionally on April 1, 2022, Bryn Mawr Equipment Finance, Inc. merged with and into BEFC. On April 29, 2022, KCMI Capital, Inc. (KCMI), a specialized commercial lending unit acquired in the BMBC merger and not core to our overall lending strategy, was sold at par value for $55.5 million. Finally, on June 30, 2022, the business of BMT Insurance Advisors (BMTIA), was sold to Patriot Growth Services, LLC.

On January 1, 2023, WSFS completed the merger and brand conversion of West Capital and Cypress and has renamed the combined entity Bryn Mawr Capital Management, LLC. Bryn Mawr Capital Management, LLC is registered as an investment advisor with the U.S. Securities and Exchange Commission and is a wholly-owned subsidiary of WSFS.

Our banking business had a total loan and lease portfolio of $11.9 billion as of December 31, 2022, which was funded primarily through commercial relationships and retail and customer generated deposits. We have built a $9.3 billion commercial loan and lease portfolio by recruiting seasoned commercial lenders in our markets, offering the high level of service and flexibility typically associated with a community bank and through acquisitions. We also offer a broad variety of consumer loan products and retail securities brokerage through our retail branches, in addition to mortgage and title services through our branches and WSFS Mortgage®, our mortgage banking company specializing in a variety of residential mortgage and refinancing solutions. Our leasing business, conducted by NewLane Finance®, originates small business leases and provides commercial financing to businesses nationwide, targeting various equipment categories including technology, software, office, medical, veterinary and other areas. In addition, NewLane Finance® offers captive insurance through its subsidiary, Prime Protect.

Our Cash Connect® business is a premier provider of ATM vault cash, smart safe (safes that automatically accept, validate, record and hold cash in a secure environment) and other cash logistics services through strategic partnerships with several of the largest networks, manufacturers and service providers in the ATM industry. Cash Connect® services non-bank and WSFS-branded ATMs and smart safes nationwide, and manages approximately $1.7 billion in total cash and services approximately 26,300 non-bank ATMs and 7,500 smart safes nationwide. Cash Connect® provides related services such as online reporting and ATM cash management, predictive cash ordering and reconcilement services, armored carrier management, loss protection, ATM processing equipment sales and deposit safe cash logistics. Cash Connect® also supports approximately 650 branded ATMs for WSFS Bank Customers, which is one of the largest branded ATM networks in our market.

Our Wealth Management business provides a broad array of planning and advisory services, investment management, trust services, and credit and deposit products to individual, corporate and institutional clients through multiple integrated businesses. Combined, these businesses had $64.5 billion of AUM and AUA at December 31, 2022. Bryn Mawr Trust® is our predominant Private Wealth Management brand, providing advisory, investment management and trustee services to institutions, affluent and high-net-worth individuals. The Bryn Mawr Trust Company of Delaware, formed by the merger of BMT-DE and Christiana Trust DE on April 1, 2022, provides personal trust and fiduciary services to families and individuals across the U.S. and internationally. WSFS Institutional Services® provides trustee, agency, bankruptcy administration, custodial and commercial domicile services to institutional, corporate clients and special purpose vehicles. Private Wealth Management serves high-net-worth clients and institutions by providing trustee and advisory services, financial planning, customized investment strategies, brokerage products such as annuities and traditional banking services such as credit and deposit products tailored to its clientele. Private Wealth Management includes businesses that operate under the bank's charter, through a broker/dealer and as a registered investment advisor (RIA). It generates revenue through fee-only arrangements, net interest income and other fee-only services such as estate administration, trust tax planning and custody. Powdermill® is a multi-family office specializing in providing independent solutions to high-net-worth individuals, families and corporate executives through a coordinated, centralized approach.

As of December 31, 2022, we service our customers primarily from our 119 offices located in Pennsylvania (61), Delaware (39), New Jersey (17) Virginia (1) and Nevada (1), our ATM network, our website at **www.wsfsbank.com**, and our mobile apps.

Notable Items Impacting Results of Operations, Financial Condition and Business Outlook

Notable items in 2022 include the following:

- *BMBC Merger*

  ◦ The merger was completed on January 1, 2022 with the purchase price consideration of $908.0 million and $497.2 million in net assets acquired resulted in $410.8 million of goodwill recognized, as adjusted.

  ◦ The BMBC Merger initially added $3.5 billion of net loans and leases, $4.1 billion of deposits, and $23.6 billion of AUM and AUA.

  ◦ We recorded $65.2 million of corporate development and restructuring expenses during the year ended December 31, 2022, primarily related to the BMBC Merger.

- *Balance Sheet*

  ◦ During the year ended December 31, 2022, $1.1 billion of available-for-sale (AFS) mortgage-backed securities (MBS), or 19% of the AFS portfolio, were designated as held-to-maturity (HTM) to limit the capital impact from the rising interest rate environment.

- *Credit Metrics*

  ◦ There was an increase in the allowance for credit losses (ACL) of $57.4 million during the year ended December 31, 2022, primarily due to an initial ACL of $49.6 million recorded in connection with the BMBC Merger. The initial $49.6 million ACL recorded includes $23.5 million related to non-purchase credit deteriorated (PCD) loans, or the initial provision for credit loss recorded, and $26.1 million related to PCD loans, which did not have an initial income statement impact, but adjusted the amortized cost basis of the loans at acquisition (i.e., a balance sheet gross-up). See "Results of Operations - Provision/Allowance for Credit Losses (ACL)" for further information.

- *Other Notable Items*

  ◦ During 2022, WSFS repurchased 4,151,117 shares of common stock under the Company's share repurchase program at an average price of $46.78 per share, for an aggregate purchase price of $194.2 million

  ◦ KCMI and its loan portfolio was sold at par value for $55.5 million.

  ◦ The business of BMTIA was sold to Patriot Growth Insurance Services, LLC.

  ◦ We recognized a $6.0 million unrealized gain on our equity investment in cred.ai, a Philadelphia-based fintech partner that provides a mobile-based everyday card spending experience.

  ◦ We contributed a total of $3.0 million to the WSFS CARES Foundation during 2022.

FINANCIAL CONDITION

Total assets increased $4.1 billion, or 26%, to $19.9 billion as of December 31, 2022, compared to $15.8 billion as of December 31, 2021. These increases are primarily comprised of the following (in descending order of magnitude):

- Net loans and leases, excluding loans held for sale, increased $4.0 billion, primarily driven by the $3.5 billion of loans and leases acquired in the BMBC Merger and an increase of $457.0 million from our consumer partnerships, partially offset by the initial $49.6 million ACL recorded in connection with the BMBC Merger.

- Goodwill and intangible assets increased $410.8 million and $54.2 million, respectively, primarily due to the BMBC Merger. See Notes 3 and 11 to the Consolidated Financial Statements for additional information.

- Other assets increased $399.1 million primarily due to a $201.6 million increase on our tax asset related to unrealized losses on AFS securities and $153.6 million of BMT acquired assets.

- Total cash and cash equivalents decreased $695.7 million, primarily due to decreased deposits and increased lending activity, offset by cash acquired in the BMBC Merger.

- Total investment securities decreased $91.3 million:

  - Investment securities, held-to-maturity increased $1.0 billion primarily due to the designation of $1.1 billion (book value) of AFS MBS to HTM to limit the capital impact from the rising interest rate environment.

  - Investment securities, available-for-sale decreased $1.1 billion, primarily due to the designation of AFS MBS to HTM as mentioned above, repayments of $1.0 billion and decreased market values on available-for-sale securities of $696.9 million. These decreases were partially offset by $1.2 billion in purchases and $500.4 million acquired in the BMBC merger.

- Loans held for sale decreased $70.4 million during the twelve months ended December 31, 2022 driven by a combination of lower origination volume and higher loans sales in our mortgage banking business during the year ended December 31, 2022.

Total liabilities increased $3.9 billion, or 28%, to $17.7 billion at December 31, 2022 compared to the prior year, primarily comprised of the following (in descending order of magnitude):

- Total deposits increased $3.0 billion, primarily driven by $4.1 billion of deposits assumed in the BMBC Merger, partially offset by declines due to a reduction in customer balances spread across most business lines.

- Other liabilities increased $417.2 million primarily due to a net increase of $298.5 million in collateral held on derivatives and derivative liabilities driven by rising interest rates and $124.6 million of BMT acquired liabilities, partially offset by $34.5 million lower accrued expenses reflecting the timing of settlement for debt security trades.

- Federal Home Loan Bank advances of $350.0 million were held over year end compared to none at December 31, 2021.

- Senior and subordinated debt increased $100.2 million due to the addition of subordinated notes assumed in the BMBC Merger.

Stockholders' equity increased $266.0 million to $2.2 billion at December 31, 2022 compared to the prior year. The increase was primarily due to $908.0 million of WSFS common shares issued in connection with the BMBC Merger and earnings of $222.4 million during the year, partially offset by a decrease of $638.1 million in accumulated other comprehensive loss from market value decreases on investment securities resulting from the current rising interest rate environment, and significant levels of capital return to shareholders including $200.1 million from the repurchase of shares of common stock under our stock repurchase plan and shares withheld to cover tax liabilities, and the payment of dividends on our common stock of $35.7 million.

We repurchased 4,151,117 and 267,309 shares of our common stock in 2022 and 2021, respectively. We held 14,310,085 shares and 10,086,936 shares of our common stock as treasury shares at December 31, 2022 and 2021, respectively.

For further information on our regulatory capital requirements, refer to our *Capital Resources* discussion below.

LIQUIDITY AND CAPITAL RESOURCES

Capital Resources

Regulatory capital requirements for the Bank and the Company include a minimum common equity Tier 1 capital ratio of 4.50% of risk-weighted assets, a Tier 1 capital ratio of 6.00% of risk-weighted assets, a minimum Total capital ratio of 8.00% of risk-weighted assets and a minimum Tier 1 leverage capital ratio of 4.00% of average assets. PPP loans receive a zero percent risk weighting under the regulators' capital rules. In order to avoid limits on capital distributions and discretionary bonus payments, the Bank and the Company must maintain a capital conservation buffer of 2.5% of common equity Tier 1 capital over each of the risk-based capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory actions and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements.

Regulators have established five capital tiers: well-capitalized, adequately-capitalized, under-capitalized, significantly under-capitalized, and critically under-capitalized. A depository institution's capital tier depends upon its capital levels in relation to various relevant capital measures, which include leveraged and risk-based capital measures and certain other factors. Under the Prompt Corrective Action framework of the Federal Deposit Insurance Corporation Act, depository institutions that are not classified as well-capitalized are subject to various restrictions regarding capital distributions, payment of management fees, acceptance of brokered deposits and other operating activities. At December 31, 2022, the Bank was in compliance with regulatory capital requirements and all of its regulatory ratios exceeded "well-capitalized" regulatory benchmarks. The Bank's December 31, 2022 common equity Tier 1 capital ratio of 12.86%, Tier 1 capital ratio of 12.86%, total risk based capital ratio of 13.84% and Tier 1 leverage capital ratio of 10.29%, all remain substantially in excess of "well-capitalized" regulatory benchmarks, the highest regulatory capital rating. In addition, and not included in the Bank's capital, the holding company held $205.8 million in cash to support potential dividends, acquisitions and strategic growth plans.

As part of our adoption of the CECL methodology in 2020, we elected to phase in the day-one adverse effects on regulatory capital that may result from the adoption of CECL over a three-year period, as permitted under a final rule of the federal banking agencies.

Liquidity

We manage our liquidity and funding needs through our Treasury function and our Asset/Liability Committee. We have a policy that separately addresses liquidity, and management monitors our adherence to policy limits. Also, liquidity risk management is a primary area of examination by the banking regulators.

Funding sources to support growth and meet our liquidity needs include cash from operations, commercial, consumer, wealth and trust deposit programs, loan repayments, FHLB borrowings, repurchase agreements, access to the Federal Reserve Discount Window, and access to the brokered deposit market as well as other wholesale funding avenues. In addition, we have a large portfolio of high-quality, liquid investments, primarily short-duration mortgage-backed securities, that provide a near-continuous source of cash flow to meet current cash needs, or can be sold to meet larger discrete needs for cash. We believe these sources are sufficient to meet our funding needs as well as maintain required and prudent levels of liquidity over the next twelve months and beyond.

As of December 31, 2022, the Corporation has $0.8 billion in cash, cash equivalents, and restricted cash. Additionally, the maximum borrowing capacity with the FHLB was $4.9 billion with an unused borrowing availability of $4.6 billion. Borrowing availability at the Federal Reserve Discount Window was $736.2 million, and borrowing availability through the overnight fed funds lines totaled $1.0 billion.

During the year ended December 31, 2022, cash, cash equivalents and restricted cash decreased $0.7 billion to $0.8 billion from $1.5 billion as of December 31, 2021. Cash provided by operating activities was $480.9 million, primarily reflecting the cash impact of earnings. Cash used for investing activities was $137.4 million primarily due to purchases of loans held for investment of $393.2 million, and net purchases of available-for-sale debt securities of $202.4 million. These outflows were offset by $573.7 million of net cash from the BMBC Merger. Cash used by financing activities was $1.0 billion, primarily due to a $1.2 billion net decrease in deposits, $200.1 million for repurchases of common stock under the previously announced stock repurchase plan, and common stock dividends of $35.7 million, partially offset by $350.0 million of FHLB advances due to the receipt of fixed rate FHLB term advances as part of our routine balance sheet management.

Our primary cash contractual obligations relate to operating leases, long-term debt, credit obligations, and data processing. At December 31, 2022, we had $241.3 million in total contractual payments for ongoing leases that have remaining lease terms of less than one year to 39 years, which includes renewal options that are exercised at our discretion. For additional information on our operating leases see Note 10 to the Consolidated Financial Statements. At December 31, 2022, we had $350.0 million of FHLB advances, and obligations for principal payments on long-term debt included $67.0 million for our trust preferred borrowings, due June 1, 2035, and $150.0 million for our senior debt, due December 15, 2030. In connection with the BMBC Merger, we assumed debt in the form of $30.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes due 2025 and $70.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes due 2027. We also acquired Royal Bancshares Capital Trust I (Trust I) and Royal Bancshares Capital Trust II (Trust II) (collectively, the Trusts), which were utilized for the sole purpose of issuing and selling capital securities representing preferred beneficial interests. Although WSFS owns an aggregate of $774.0 thousand of the common securities of Trust I and Trust II, the Trusts are not consolidated into the Company's Consolidated Financial Statements. Inclusive of the fair value marks, WSFS assumed junior subordinated debentures owed to the Trusts with a carrying value of $11.7 million each, totaling $23.4 million. The Company records its investments in the Trusts' common securities of $387.0 thousand each as investments in unconsolidated entities and records dividend income upon declaration by Trust I and Trust II. The Company has fully and unconditionally guaranteed all of the obligations of the Trusts, including any distributions and payments on liquidation or redemption of the capital securities.

We are also contractually obligated to make interest payments on our long-term debt through their respective maturities. For additional information regarding long-term debt, see Note 13 to the Consolidated Financial Statements. At December 31, 2022, the Company had total commitments to extend credit of $2.8 billion, which are generally one year commitments. For additional information regarding commitments to extend credit, see Note 18 to the Consolidated Financial Statements.

NONPERFORMING ASSETS

Nonperforming assets include nonaccruing loans, OREO and restructured loans. Nonaccruing loans are those on which we no longer accrue interest. Loans are placed on nonaccrual status immediately if, in the opinion of management, collection is doubtful, or when principal or interest is past due 90 days or more and the value of the collateral is insufficient to cover principal and interest. Interest accrued but not collected at the date a loan is placed on nonaccrual status is reversed and charged against interest income. In addition, the amortization of net deferred loan fees is suspended when a loan is placed on nonaccrual status. Subsequent cash receipts are applied either to the outstanding principal balance or recorded as interest income, depending on management's assessment of the ultimate collectability of principal and interest. Past due loans are defined as loans contractually past due 90 days or more as to principal or interest payments but which remain in accrual status because they are considered well secured and in the process of collection.

The following table shows our nonperforming assets and past due loans at the dates indicated:

	At December 31,			
(Dollars in thousands)	**2022**		2021	
Nonaccruing loans:				
Commercial and industrial	$	**6,770**	$	8,211
Owner-occupied commercial		**386**		811
Commercial mortgages		**5,159**		2,070
Construction		**5,143**		12
Residential		**3,199**		3,125
Consumer		**2,145**		2,380
Total nonaccruing loans		**22,802**		16,609
Other real estate owned		**833**		2,320
Restructured loans[1][6]		**19,737**		14,204
Total nonperforming assets	$	**43,372**	$	33,133
Past due loans:				
Commercial	$	**1,022**	$	1,357
Residential		**—**		—
Consumer[2]		**15,513**		8,634
Total past due loans	$	**16,535**	$	9,991
Ratio of allowance for credit losses to total gross loans and leases[3]		**1.17 %**		1.19 %
Ratio of nonaccruing loans to total gross loans and leases [4]		**0.19**		0.21
Ratio of nonperforming assets to total assets		**0.22**		0.21
Ratio of allowance for credit losses to nonaccruing loans		**666**		569
Ratio of allowance for credit losses to total nonperforming assets[5]		**350**		285

[1] Accruing loans only, which includes acquired nonimpaired loans. Nonaccruing Troubled Debt Restructurings (TDRs) are included in their respective categories of nonaccruing loans.
[2] Includes delinquent, but still accruing, U.S. government guaranteed student loans with little risk of credit loss
[3] Represents amortized cost basis for loans, leases and held-to-maturity securities.
[4] Total loans exclude loans held for sale and reverse mortgages.
[5] Excludes acquired impaired loans.
[6] Balance excludes COVID-19 modifications.

Nonperforming assets increased $10.2 million between December 31, 2021 and December 31, 2022. This increase was primarily due to the transfer in of one commercial relationship totaling $5.5 million and one CRE relationship totaling $2.6 million during the period. These inflows were partially offset by a partial charge-off on the CRE relationship of $0.5 million, several smaller payoffs and the continued collection of principal payments on the majority of these loans. The ratio of nonperforming assets to total assets slightly increased from 0.21% at December 31, 2021 to 0.22% at December 31, 2022.

The following table summarizes the changes in nonperforming assets during the periods indicated:

(Dollars in thousands)	Year Ended December 31,			
	2022		2021	
Beginning balance	$	**33,133**	$	60,508
Additions		**34,041**		45,387
Collections		**(17,293)**		(47,477)
Transfers to accrual		**(922)**		(494)
Charge-offs		**(5,587)**		(24,791)
Ending balance	$	**43,372**	$	33,133

The timely identification of problem loans is a key element in our strategy to manage our loan portfolio. Problem loans are all criticized, classified and nonperforming loans and other real estate owned. Timely identification enables us to take appropriate action and accordingly, minimize losses. An asset review system established to monitor the asset quality of our loans and investments in real estate portfolios facilitates the identification of problem assets. In general, this system uses guidelines established by federal regulation.

RESULTS OF OPERATIONS

2021 compared with 2020

For a discussion of our results for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 1, 2022.

2022 compared with 2021

We recorded net income attributable to WSFS of $222.4 million, or $3.49 per diluted common share, for the year ended December 31, 2022, a decrease of $49.1 million compared to $271.4 million, or $5.69 per diluted common share, for the year ended December 31, 2021.

- Net interest income for the year ended December 31, 2022 was $662.9 million, an increase of $229.2 million compared to 2021, primarily due to an increase from the balance sheet size and mix from the BMBC Merger and the benefits of our asset-sensitive balance sheet, offset by lower purchase accounting accretion and the impact of PPP loans. See "Net Interest Income" for further information.

- Our provision for credit losses increased $165.2 million in 2022, primarily due to the release of ACL reserves that occurred in 2021 as a result of positive economic forecasts following the impact of the COVID-19 pandemic and the initial provision for credit losses recorded in connection with the BMBC Merger. See "Provision/Allowance for Credit Losses" for further information.

- Noninterest income increased $74.7 million in 2022, primarily due to increased Wealth Management revenue that is primarily attributable to the BMBC Merger, Cash Connect®, higher other banking fees, and capital markets income, partially offset by a decline in our mortgage banking business. See "Noninterest Income" for further information.

- Noninterest expense increased $195.8 million in 2022, primarily due to higher costs after the BMBC Merger. These increases include salaries and benefits, net corporate development and restructuring costs, variable operating costs, and equipment, occupancy, and intangibles expense. In addition, 2021 included the previously disclosed Charter Oak legal settlement recovery. See "Noninterest Expense" for further information.

Net Interest Income

The following table provides information regarding the average balances of, and yields/rates on, interest-earning assets and interest-bearing liabilities during the periods indicated:

Year Ended December 31,	2022			2021		
(Dollars in thousands)	Average Balance	Interest & Dividends	Yield/ Rate[1]	Average Balance	Interest & Dividends	Yield/ Rate[1]
Assets:						
Interest-earning assets:						
Loans:[2]						
Commercial loans and leases	$ 4,875,265	$ 253,293	5.21 %	$ 3,801,816	$ 183,782	4.84 %
Commercial mortgage loans	4,281,768	203,611	4.76	2,770,241	113,979	4.11
Residential	790,650	35,420	4.48	636,443	42,063	6.61
Consumer	1,543,704	86,743	5.62	1,134,569	49,330	4.35
Loans held for sale	65,927	3,687	5.59	118,803	4,094	3.45
Total loans and leases	11,557,314	582,754	5.05	8,461,872	393,248	4.65
Mortgage-backed securities[3]	5,151,469	106,606	2.07	3,340,001	55,802	1.67
Investment securities[3]	338,979	6,899	2.39	321,599	5,524	1.94
Other interest-earning assets	878,097	7,556	0.86	1,320,229	1,795	0.14
Total interest-earning assets	17,925,859	703,815	3.94	13,443,701	456,369	3.40
Allowance for credit losses	(140,916)			(161,770)		
Cash and due from banks	243,579			144,778		
Cash in non-owned ATMs	551,108			454,803		
Bank owned life insurance	100,725			32,818		
Other noninterest-earning assets	1,783,340			989,590		
Total assets	$ 20,463,695			$ 14,903,920		
Liabilities and stockholders' equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
Interest-bearing demand	$ 3,377,321	$ 7,441	0.22 %	$ 2,655,887	$ 2,262	0.09 %
Money market	3,918,756	13,536	0.35	2,740,573	3,218	0.12
Savings	2,265,721	965	0.04	1,912,568	586	0.03
Customer time deposits	1,103,336	5,626	0.51	1,065,137	7,332	0.69
Total interest-bearing customer deposits	10,665,134	27,568	0.26	8,374,165	13,398	0.16
Brokered deposits	36,461	613	1.68	70,090	1,525	2.18
Total interest-bearing deposits	10,701,595	28,181	0.26	8,444,255	14,923	0.18
Federal Home Loan Bank advances	12,841	538	4.19	184	5	2.72
Trust preferred borrowings	90,337	3,482	3.85	67,011	1,274	1.90
Senior and subordinated debt	248,389	8,246	3.32	192,243	6,497	3.38
Other borrowed funds[4]	47,076	478	1.02	21,661	21	0.10
Total interest-bearing liabilities	11,100,238	40,925	0.37	8,725,354	22,720	0.26
Noninterest-bearing demand deposits	6,376,459			4,008,140		
Other noninterest-bearing liabilities	590,814			323,715		
Stockholders' equity of WSFS	2,398,871			1,848,904		
Noncontrolling interest	(2,687)			(2,193)		
Total liabilities and stockholders' equity	$ 20,463,695			$ 14,903,920		
Excess of interest-earning assets over interest-bearing liabilities	$ 6,825,621			$ 4,718,347		
Net interest and dividend income		$ 662,890			$ 433,649	
Interest rate spread			3.57 %			3.14 %
Net interest margin			3.71 %			3.23 %

[1] Weighted average yields for tax-exempt securities and loans have been computed on a tax-equivalent basis.
[2] Average balances are net of unearned income and include nonperforming loans.
[3] Includes securities held-to-maturity (at amortized cost) and securities available-for-sale (at fair value).
[4] Includes federal funds purchased.

Net interest income increased $229.2 million, or 53%, to $662.9 million in 2022, compared to 2021 primarily due to a $191.2 million increase from the balance sheet size and mix due to the BMBC Merger and $71.9 million from the benefits of our asset-sensitive balance sheet. Offsetting these increases were $18.5 million lower PPP income and a $15.4 million decrease in purchase accounting accretion. Net interest margin increased 48 bps to 3.71% in 2022 from 3.23% in 2021. The increase was primarily due to 47 bps from the benefits of our asset-sensitive balance sheet and 22 bps increase from balance sheet size and mix due to the BMBC Merger, partially offset by 15 bps from lower purchase accounting accretion and 6 bps from the impact of PPP loans in the prior year.

The following table provides certain information regarding changes in net interest income attributable to changes in the volumes of interest-earning assets and interest-bearing liabilities and changes in the rates for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on the changes that are attributable to: (i) changes in volume (change in volume multiplied by prior year rate); (ii) changes in rates (change in rate multiplied by prior year volume on each category); and (iii) net change (the sum of the change in volume and the change in rate). Changes due to the combination of rate and volume changes (changes in volume multiplied by changes in rate) are allocated proportionately between changes in rate and changes in volume.

Year Ended December 31,	2022 vs. 2021		
(Dollars in thousands)	Volume	Yield/Rate	Net
Interest Income:			
Loans:			
Commercial loans and leases[1]	$ 54,701	$ 14,810	$ 69,511
Commercial mortgage loans	69,490	20,142	89,632
Residential	8,785	(15,428)	(6,643)
Consumer	20,674	16,739	37,413
Loans held for sale	(2,294)	1,887	(407)
Mortgage-backed securities	35,241	15,563	50,804
Investment securities[2]	260	1,115	1,375
Other interest-earning assets	(810)	6,571	5,761
Unfavorable	186,047	61,399	247,446
Interest expense:			
Deposits:			
Interest-bearing demand	819	4,360	5,179
Money market	1,891	8,427	10,318
Savings	135	244	379
Customer time deposits	258	(1,964)	(1,706)
Brokered certificates of deposits	(617)	(295)	(912)
FHLB advances	528	5	533
Trust preferred borrowings	559	1,649	2,208
Senior and subordinated debt	1,866	(117)	1,749
Other borrowed funds	51	406	457
Favorable	5,490	12,715	18,205
Net change, as reported	$ 180,557	$ 48,684	$ 229,241

[1] Includes a tax-equivalent income adjustment related to commercial loans.
[2] Includes a tax-equivalent income adjustment related to municipal bonds.

Investment Securities

The following table details the maturity and weighted average yield of the available-for-sale investment portfolio as of December 31, 2022:

(Dollars in thousands)	Maturing During 2023		Maturing From 2024 Through 2027		Maturing From 2028 Through 2032		Maturing After 2032		Total	
Collateralized mortgage obligations (CMO)										
Amortized cost	$	—	$	24,810	$	70,629	$	513,395	$	608,834
Weighted average yield		— %		2.19 %		2.05 %		1.86 %		1.89 %
Fannie Mae (FNMA) mortgage-backed securities (MBS)										
Amortized cost		—		57,558		202,105		3,563,373		3,823,036
Weighted average yield		— %		2.25 %		2.23 %		1.97 %		1.99 %
Freddie Mac (FHLMC) MBS										
Amortized cost		—		647		45,260		89,647		135,554
Weighted average yield		— %		2.45 %		2.46 %		3.05 %		2.85 %
Ginnie Mae (GNMA) MBS										
Amortized cost		—		—		758		38,358		39,116
Weighted average yield		— %		— %		3.03 %		2.89 %		2.90 %
Government-sponsored enterprises (GSE)										
Amortized cost		—		—		147,025		80,985		228,010
Weighted average yield		— %		— %		1.27 %		1.32 %		1.29 %
Total amortized cost	$	—	$	83,015	$	465,777	$	4,285,758	$	4,834,550
Weighted average yield		— %		2.24 %		1.93 %		1.97 %		1.97 %

As of December 31, 2022, WSFS does not have any tax-exempt securities within the available-for-sale investment portfolio. Yields are calculated on a weighted average basis using the investments amortized cost and respective average yields for each investment category. Expected maturities of mortgage-backed securities may differ from contractual maturities due to calls or prepay obligations.

Provision/Allowance for Credit Losses (ACL)

We maintain an ACL at an appropriate level based on our assessment of estimable and probable losses in the loan portfolio, which we evaluate in accordance with applicable accounting principles, as discussed further in "Nonperforming Assets." Our evaluation is based on a review of the portfolio and requires significant, complex and difficult judgments.

For the year ended December 31, 2022, we recorded a provision for credit losses of $48.1 million, a net change of $165.2 million, compared to the recovery of credit losses of $117.1 million in 2021. The increase was primarily due to the release of ACL reserves in 2021 from positive economic forecasts following the impact of the COVID-19 pandemic and the initial provision for credit losses of $23.5 million recorded in connection with the BMBC Merger.

The ACL was $151.9 million at December 31, 2022 compared to $94.5 million at December 31, 2021. The increase of the ACL was primarily due to an initial ACL of $49.6 million recorded in connection with the BMBC Merger. The initial $49.6 million ACL recorded includes $23.5 million related to non-PCD loans, or the initial provision for credit loss recorded, and $26.1 million related to PCD loans, which does not have an initial income statement impact, but adjusts the amortized cost basis of the loans at acquisition (i.e., a balance sheet gross-up). The ratio of allowance for credit losses to total loans and leases was 1.17% at December 31, 2022 and 1.19% at December 31, 2021.

The following tables detail the allocation of the ACL and show our net charge-offs (recoveries) by portfolio category:

(Dollars in thousands)	Commercial and Industrial[1]	Owner-occupied Commercial	Commercial Mortgages	Construction	Residential[2]	Consumer[3]	Total
As of December 31, 2022							
Allowance for credit losses	$ 59,394	$ 6,019	$ 21,473	$ 6,987	$ 4,668	$ 53,320	$ 151,861
% of ACL to total ACL	39 %	4 %	14 %	5 %	3 %	35 %	100 %
Loan portfolio balance	$ 3,134,326	$ 1,809,582	$ 3,351,084	$ 1,044,049	$ 759,465	$ 1,810,930	$ 11,909,436
% to total loans and leases	26 %	15 %	28 %	9 %	7 %	15 %	100 %
Year ended December 31, 2022							
Charge-offs	$ 19,004	$ 179	$ 581	$ —	$ 186	$ 7,520	$ 27,470
Recoveries	6,112	278	223	2,567	665	793	10,638
Net charge-offs (recoveries)	$ 12,892	$ (99)	$ 358	$ (2,567)	$ (479)	$ 6,727	$ 16,832
Average loan balance	$ 3,043,836	$ 1,831,428	$ 3,319,687	$ 962,082	$ 787,273	$ 1,543,704	$ 11,488,010
Ratio of net charge-offs (recoveries) to average gross loans	0.42 %	(0.01)%	0.01 %	(0.27)%	(0.06)%	0.44 %	0.15 %

(Dollars in thousands)	Commercial and Industrial[1]	Owner-occupied Commercial	Commercial Mortgages	Construction	Residential[2]	Consumer[3]	Total
As of December 31, 2021							
Allowance for credit losses	$ 49,967	$ 4,574	$ 11,623	$ 1,903	$ 3,352	$ 23,088	$ 94,507
% of ACL to total ACL	53 %	5 %	12 %	2 %	4 %	24 %	100 %
Loan portfolio balance	$ 2,270,319	$ 1,341,707	$ 1,881,510	$ 687,213	$ 542,733	$ 1,158,573	$ 7,882,055
% to total loans and leases	28 %	17 %	24 %	9 %	7 %	15 %	100 %
Year ended December 31, 2021							
Charge-offs	$ 23,592	$ 83	$ 73	$ 2,473	$ —	$ 2,094	$ 28,315
Recoveries	8,756	160	269	—	789	1,131	11,105
Net charge-offs (recoveries)	$ 14,836	$ (77)	$ (196)	$ 2,473	$ (789)	$ 963	$ 17,210
Average loan balance	$ 2,463,933	$ 1,337,883	$ 1,994,995	$ 775,246	$ 628,411	$ 1,134,569	$ 8,335,037
Ratio of net charge-offs (recoveries) to average gross loans	0.60 %	(0.01)%	(0.01)%	0.32 %	(0.13)%	0.08 %	0.21 %

[1] Includes commercial small business leases and PPP loans.
[2] Excludes reverse mortgages.
[3] Includes home equity lines of credit, installment loans unsecured lines of credit and education loans.

Noninterest Income

Noninterest income increased $74.7 million to $260.1 million in 2022 from $185.5 million in 2021. This increase reflects a $61.6 million increase in Wealth Management revenue, of which $55.9 million was attributable to the combination with Bryn Mawr Trust; $12.7 million from Cash Connect® driven by the rising rate environment and continued growth in the smart safe space; $12.5 million in other banking fees, including fees associated with our consumer lending partnerships, gain on sale of SBA loans and traditional bank service fees; and $7.9 million in capital markets income. The increase was partially offset by a $15.9 million decrease in mortgage banking activities primarily resulting from the decline in refinancing originations compared to the historically higher levels in 2021. Our diverse fee-based businesses support sustainability of noninterest income through economic cycles.

Noninterest Expenses

Noninterest expense increased $195.8 million to $574.3 million in 2022 from $378.5 million in 2021. The increase was primarily due to higher costs after the BMBC Merger. These higher costs include salaries and benefits of $69.7 million; net corporate development and restructuring costs of $52.2 million; higher variable operating costs of $28.0 million, including $7.3 million from Cash Connect®; and $25.1 million from equipment, occupancy, and intangibles expense. In addition, 2021 included a previously disclosed $15.0 million recovery of legal settlement associated with Charter Oak.

Income Taxes

We recorded $78.0 million of income tax expense for the year ended December 31, 2022 compared to $86.1 million for the year ended December 31, 2021. The decrease in income tax expense was primarily driven by a decrease in income before taxes of $57.1 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. The effective tax rates for the years ended December 31, 2022 and 2021 were 25.9% and 24.1%, respectively. The effective tax rate for year ended December 31, 2022 increased primarily due to higher state income taxes associated with the BMBC Merger. In addition, the 2022 effective tax rate reflects the impact of the write-off of $6.7 million of nondeductible goodwill related to the sale of the BMT Insurance Advisors business. Further, the tax expense associated with nondeductible acquisition costs in 2022 decreased compared to 2021. Nondeductible acquisition costs of $1.8 million were recognized during the year ended December 31, 2022 compared to $3.9 million incurred in 2021.

The effective tax rate reflects the recognition of certain tax benefits in the financial statements including those benefits from tax-exempt interest income, federal low-income housing/research and development tax credits, and excess tax benefits from recognized stock compensation. These tax benefits are offset by the tax effect of stock-based compensation expense related to incentive stock options, nondeductible acquisition costs and a provision for state income tax expense.

We frequently analyze our projections of taxable income and make adjustments to our provision for income taxes accordingly.

SEGMENT INFORMATION

For financial reporting purposes, our business has three reporting segments: WSFS Bank, Cash Connect®, and Wealth Management. The WSFS Bank segment provides loans and leases and other financial products to commercial and consumer customers. Cash Connect® provides ATM vault cash, smart safe and other cash logistics services in the U.S through strategic partnerships with several of the largest networks, manufacturers and service providers in the ATM industry. Cash Connect® services non-bank and WSFS-branded ATMs and smart safes nationwide. The Wealth Management segment provides a broad array of planning and advisory services, investment management, trust services, and credit and deposit products to individual, corporate and institutional clients.

WSFS Bank Segment

The WSFS Bank segment income before taxes decreased $83.2 million, or 28%, in 2022 compared to 2021 primarily due to a $161.6 million increase in the provision for credit losses due to the release of ACL reserves in 2021 from positive economic forecasts following the impact of the COVID-19 pandemic the initial provision for credit losses of $23.5 million recorded in connection with the BMBC Merger. In addition, external operating expenses increased $137.7 million, or 42%, reflecting the BMBC Merger. These increases were partially offset by an increase in external net interest income of $227.9 million, or 54%.

Cash Connect® Segment

The Cash Connect® segment income before taxes decreased to $7.3 million in 2022 from $10.2 million in 2021. During 2022, the Cash Connect® segment focused on expanding smart safe and ATM managed services to increase fee income while optimizing funding source composition and operational efficiency in the rapidly rising interest rate environment.. The interest rate environment materially increased vault operating expenses, resulting in a full-year 2022 ROA for the Cash Connect® segment of 1.01%, a decrease of 67 bps in comparison with full-year 2021. Cash Connect® had $1.7 billion in total cash managed at December 31, 2022 and 2021. At year-end 2022, Cash Connect® serviced approximately 26,300 non-bank ATMs and approximately 7,500 retail smart safes nationwide compared to approximately 27,400 non-bank ATMs and approximately 6,300 smart safes at year-end 2021.

Wealth Management Segment

The Wealth Management segment income before taxes increased $28.9 million in 2022 compared to 2021, primarily attributable to the combination with Bryn Mawr Trust and growth in our institutional trust activity. At December 31, 2022, Wealth Management had AUA/AUM of $64.5 billion, an 87% increase from 2021 balances. WSFS Institutional Services® ended 2022 as the securitization industry's fifth most active trustee for U.S. ABS and MBS according to Asset-Backed Alert's ABS Database.

Segment financial information for the years ended December 31, 2022, 2021 and 2020 is provided in Note 22 to the Consolidated Financial Statements.

ASSET/LIABILITY MANAGEMENT

Our primary asset/liability management goal is to optimize long term net interest income opportunities within the constraints of managing interest rate risk, ensuring adequate liquidity and funding and maintaining a strong capital base.

In general, interest rate risk is mitigated by closely matching the maturities or repricing periods of interest-sensitive assets and liabilities to ensure a favorable interest rate spread. We regularly review our interest-rate sensitivity, and use a variety of strategies as needed to adjust that sensitivity within acceptable tolerance ranges established by management and our Board of Directors. Changing the relative proportions of fixed-rate and adjustable-rate assets and liabilities is one of our primary strategies to accomplish this objective.

The matching of assets and liabilities may be analyzed using a number of methods including by examining the extent to which such assets and liabilities are "interest-rate sensitive" and by monitoring our interest-sensitivity gap. An interest-sensitivity gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities repricing within a defined period, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets repricing within a defined period. For additional information related to interest rate sensitivity, see "Quantitative and Qualitative Disclosures About Market Risk."

The repricing and maturities of our interest-rate sensitive assets and interest-rate sensitive liabilities at December 31, 2022 are shown in the following table:

(Dollars in thousands)	Less than One Year	One to Five Years	Five to Fifteen Years	Over Fifteen Years	Total
Interest-rate sensitive assets:					
Loans[1]:					
Commercial loans and leases	$4,350,531	$ 1,406,598	$ 320,488	$ 9,889	$ 6,087,506
Commercial mortgage loans	2,326,449	852,280	181,065	4,115	3,363,909
Residential[2]	143,486	272,254	268,579	91,157	775,476
Consumer	943,251	641,895	202,348	3,451	1,790,945
Loans held for sale	47,994	1,693	2,196	1,460	53,343
Investment securities, available-for-sale	713,092	1,875,009	2,185,852	253,031	5,026,984
Investment securities, held-to-maturity	97,085	312,877	551,571	150,096	1,111,629
Other interest-earning assets	24,116	—	—	—	24,116
Total interest-rate sensitive assets:	$8,646,004	$ 5,362,606	$ 3,712,099	$ 513,199	$ 18,233,908
Interest-rate sensitive liabilities:					
Interest-bearing deposits:					
Interest-bearing demand	$1,673,341	$ —	$ —	$ —	$ 1,673,341
Savings	1,209,688	—	—	—	1,209,688
Money market	2,951,916	—	—	—	2,951,916
Customer time deposits	863,005	236,343	1,682	—	1,101,030
Trust preferred borrowings	90,442	—	—	—	90,442
Senior and subordinated debt	100,000	148,169	—	—	248,169
Other borrowed funds	155,751	—	—	—	155,751
Total interest-rate sensitive liabilities:	$7,394,143	$ 384,512	$ 1,682	$ —	$ 7,780,337
Excess of interest-rate sensitive assets over interest-rate liabilities (interest-rate sensitive gap)	$1,251,861	$ 4,978,094	$ 3,710,417	$ 513,199	$ 10,453,571
One-year interest-rate sensitive assets/interest-rate sensitive liabilities	116.93 %				
One-year interest-rate sensitive gap as a percent of total assets	6.29 %				

[1] Loan balances exclude nonaccruing loans, deferred fees and costs
[2] Includes reverse mortgage loans

Generally, during a period of rising interest rates, a positive gap would result in an increase in net interest income while a negative gap would adversely affect net interest income. Conversely, during a period of falling rates, a positive gap would result in a decrease in net interest income while a negative gap would augment net interest income. However, the interest-sensitivity table does not provide a comprehensive representation of the impact of interest rate changes on net interest income. Each category of assets or liabilities will not be affected equally or simultaneously by changes in the general level of interest rates. Even assets and liabilities which contractually reprice within the rate period may not reprice at the same price, at the same time or with the same frequency. It is also important to consider that the table represents a specific point in time. Variations can occur as we adjust our interest sensitivity position throughout the year.

To provide a more accurate position of our one-year gap, certain deposit classifications are based on the interest-rate sensitive attributes and not on the contractual repricing characteristics of these deposits. For the purpose of this analysis, we estimate, based on historical trends of our deposit accounts, with the exception of certain deposits estimated at 100%, that the majority of our money market deposits are 75%, and the majority of our savings and interest-bearing demand deposits are 50% sensitive to interest rate changes. Accordingly, these interest-sensitive portions are classified in the "Less than One Year" category with the remainder in the "Over Five Years" category. Deposit rates other than time deposit rates are variable. Changes in deposit rates are generally subject to local market conditions and our discretion and are not indexed to any particular rate.

Impact of Inflation

Our Consolidated Financial Statements have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without consideration of the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased costs of our operations. Unlike most industrial companies, nearly all of our assets and liabilities are monetary. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or the same extent as the price of goods and services.

OFF BALANCE SHEET ARRANGEMENTS

We have no off balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. For a description of certain financial instruments to which we are party and which expose us to certain credit risk not recognized in our financial statements, see Note 18 to the Consolidated Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analyses of the financial condition and results of operations are based on the Consolidated Financial Statements, which are prepared in conformity with U.S. GAAP and general practices within the banking industry. The significant accounting policies of the Company are described in Note 2 to the Consolidated Financial Statements. The preparation of these Consolidated Financial Statements requires us to make estimates and assumptions that may materially affect the reported amounts of assets, liabilities, revenues and expenses. We regularly evaluate these estimates and assumptions including those related to the allowance for credit losses, business combinations, deferred taxes, fair value measurements and goodwill and other intangible assets. We base our estimates on historical experience and various other factors and assumptions that are believed to be reasonable under the circumstances. These form the basis for making judgments on the carrying value of certain assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The following critical accounting policy involves more significant judgments and estimates. We have reviewed this critical accounting policy and estimates with the Audit Committee.

Allowance for Credit Losses

We maintain an allowance for credit losses (ACL) which represents our best estimate of expected losses in our financial assets, which include loans, leases and held-to-maturity debt securities. We establish our allowance in accordance with guidance provided in ASC 326, Financial Instruments – Credit Losses. The ACL includes two primary components: (i) an allowance established on financial assets which share similar risk characteristics collectively evaluated for credit losses (collective basis), and (ii) an allowance established on financial assets which do not share similar risk characteristics with any loan segment and is individually evaluated for credit losses (individual basis). We consider the determination of the allowance for credit losses to be critical because it requires significant judgment reflecting our best estimate of expected credit losses based on our historical loss experience, current conditions and economic forecasts. Our evaluation is based upon a continuous review of our financial assets, with consideration given to evaluations resulting from examinations performed by regulatory authorities. See Note 8 to the Consolidated Financial Statements, for further discussion of the ACL.

The calculation of expected credit losses is determined using a single scenario third-party economic forecast to adjust the calculated historical loss rates of the portfolio segments to incorporate the effects of current and future economic conditions. The determination of the appropriate level of the ACL inherently involves a high degree of subjectivity and requires us to make significant estimates, including modeling methodology, historical loss experience, relevant available information from internal and external sources relating to qualitative adjustment factors, prepayment speeds and reasonable and supportable forecasts about future economic conditions. The Company's economic forecast considers the general health of the economy, the interest rate environment, real estate pricing and market risk

The ACL may increase or decrease due to changes in economic conditions affecting borrowers and macroeconomic variables that our financial assets are more susceptible to, including unforeseen events such as natural disasters and pandemics, new information regarding existing financial assets, identification of additional problems assets, the fair value of underlying collateral, and other factors. These changes, both within and outside the Control's control, may frequently update and have a material impact to our financial results.

Because current economic conditions and forecasts can change and future events are inherently difficult to predict, the anticipated amount of estimated credit losses on our financial assets, and therefore the appropriateness of the ACL, could change significantly. It is difficult to estimate how potential changes in any one economic factor or input might affect the overall ACL because a wide variety of factors and inputs are considered in these estimates and changes in those factors and inputs considered may not occur at the same rate and may not be consistent across the Company's portfolio mix and segmentation. Additionally, changes in factors and inputs may be directionally inconsistent, such that improvement in one factor may offset deterioration in others. As of December 31, 2022, the Company believes that its ACL was adequate.

Business Combinations

We account for business combinations under ASC 805, Business Combinations using the acquisition method of accounting and record the identifiable assets acquired, liabilities assumed, consideration paid, and any non-controlling interests of the acquired business at fair value at the acquisition date. The excess of consideration paid over the fair value of the net assets acquired is recorded as goodwill. The fair values are preliminary estimates subject to adjustments during the measurement period, which does not exceed one year after acquisition. The application of business combination principles, including the determination of the fair value of net assets acquired, requires the use of significant estimates and assumptions under ASC 820, Fair Value Measurement. See Note 3 to the Consolidated Financial Statements. Determining estimated fair value requires a significant amount of judgment and estimates. If our assumptions change, or errors are determined in its calculations, the fair value could materially change resulting in an adjustment to our goodwill or identifiable net assets acquired, including identified intangible assets. As of December 31, 2022, the Company believes that the fair value of the assets acquired, liabilities assumed, consideration paid, and any non-controlling interests of the acquired business at fair value at the acquisition date was appropriately determined in accordance with GAAP.

For information on Recent Accounting Pronouncements see Note 2 to the Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on net interest income and capital, while maximizing the yield/cost spread on our asset/liability structure. Interest rates are partly a function of decisions by the Federal Open Market Committee (FOMC) on the target range for the federal funds rate, and these decisions are sometimes difficult to anticipate. In response to the economic and financial effects of COVID-19, the FOMC reduced interest rates through 2020 and 2021 and instituted quantitative easing measures as well as domestic and global capital market support programs. The FOMC raised the federal funds target rate seven times in 2022 for a total of 425 basis points and 25 basis points in February 2023, and has suggested it may continue raising interest rates further in 2023. In order to manage the risks associated with changes or possible changes in interest rates, we rely primarily on our asset/liability structure.

The matching of maturities or repricing periods of interest rate-sensitive assets and liabilities to promote a favorable interest rate spread and mitigate exposure to fluctuations in interest rates is our primary tool for achieving our asset/liability management strategies. We regularly review our interest rate sensitivity and adjust the sensitivity within acceptable tolerance ranges. At December 31, 2022 interest-earning assets exceeded interest-bearing liabilities that mature or reprice within one year (interest-sensitive gap) by $1.3 billion. Our interest-sensitive assets as a percentage of interest-sensitive liabilities within the one-year window was 116.93% at December 31, 2022 compared with 120.40% at December 31, 2021. In addition, the one-year interest-sensitive gap as a percentage of total assets was 6.29% at December 31, 2022 compared to 7.28% at December 31, 2021.

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest rate risk inherent in our lending, investing, and funding activities. To that end, we actively monitor and manage our interest rate risk exposure. One measure, which we are required to perform by federal

regulation, measures the impact of an immediate change in interest rates in 100 basis point increments on the economic value of equity ratio. The economic value of the equity ratio is defined as the economic value of the estimated cash flows from assets and liabilities as a percentage of economic value of cash flows from total assets.

The following table shows the estimated impact of immediate changes in interest rates on our net interest margin and economic value of equity at the specified levels at December 31, 2022 and December 31, 2021.

	December 31, 2022		December 31, 2021	
Change in Interest Rate (Basis Points)	% Change in Net Interest Margin [1]	Economic Value of Equity [2]	% Change in Net Interest Margin [1]	Economic Value of Equity [2]
300	18.5%	27.54%	25.1%	24.27%
200	12.3%	26.44%	16.6%	23.07%
100	6.1%	25.22%	8.2%	21.76%
50	3.1%	24.56%	4.1%	20.33%
25	1.5%	24.22%	2.0%	20.05%
—	—%	23.87%	—%	19.73%
(25)	(1.6)%	23.50%	(1.4)%	19.28%
(50)	(3.3)%	23.10%	(2.2)%	18.72%
(100)	(6.8)%	22.20%	(3.8)%	17.36%
(200)[3]	(14.0)%	20.20%	NMF	NMF
(300)[3]	(21.2)%	17.90%	NMF	NMF

(1) The percentage difference between net interest income in a stable interest rate environment and net interest margin as projected under the various rate change environments.
(2) The economic value of equity ratio in a stable interest rate environment and the economic value of equity projected under the various rate change environments.
(3) At December 31, 2021, sensitivity indicated by a decrease of 200 and 300 basis points is deemed not meaningful (NMF) given the low absolute level of interest rates at that time.

We also engage in other business activities that are sensitive to changes in interest rates. For example, mortgage banking revenues and expenses can fluctuate with changing interest rates. These fluctuations are difficult to model and estimate.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following audited Consolidated Financial Statements and related documents are set forth in this Annual Report on Form 10-K on the following pages:

	Page
Report of Independent Registered Public Accounting Firm (KPMG LLP, Philadelphia, PA, Auditor Firm ID: 185)	67
Consolidated Statements of Income	70
Consolidated Statements of Comprehensive Income	71
Consolidated Statements of Financial Condition	72
Consolidated Statements of Changes in Stockholders' Equity	73
Consolidated Statements of Cash Flows	74

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
WSFS Financial Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of WSFS Financial Corporation and subsidiaries (the Company) as of December 31, 2022 and 2021, , the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, a, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022,based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the Allowance for Credit Losses for Loans and Leases Evaluated on a Collective Basis

As discussed in Note 8 to the consolidated financial statements, the Company's total allowance for credit losses as of December 31, 2022 was $151.9 million, of which $149.4 million related to the allowance for credit losses on loans and leases evaluated on a collective basis (the collective ACL). The collective ACL includes the measure of expected credit losses on a collective (pooled) basis for those loans and leases that share similar risk characteristics. For the commercial portfolio, the Company uses a base loss rate methodology which applies a probability of default (PD) and loss given default (LGD) which are calculated based on the historical rate of migration. The historical rate of migration is based on the historical rate of credit loss measured during a look-back period (LBP). The historical rate of credit loss is determined based on internally assessed risk ratings and loan segments and then adjusted for the economic forecast scenario and macroeconomic assumptions over reasonable and supportable forecast periods. For the retail portfolio, the Company uses a base loss rate methodology which calculates historical loss rates based on average net loss rates over the LBP that incorporates the economic forecast assigned to that loan. After the reasonable and supportable forecast periods, the Company reverts on a straight-line basis over the reversion period to its historical loss rates, evaluated over the LBP, for the remaining life of both commercial and retail loans and leases. The LBP, reasonable and supportable forecast, and reversion period are established for each portfolio segment. The Company estimates the exposure at default using a method which projects prepayments over the life of the loans and leases. In order to capture the unique risks of the loan and lease portfolio within the PD, LGD and average net loss rates, the Company segments the portfolio into pools, considering similar risk characteristics. A portion of the collective ACL is comprised of adjustments to historical loss information for various internal and external conditions. These adjustments are based on qualitative factors not reflected in the quantitative model but are likely to impact the measurement of estimated credit losses.

We identified the assessment of the December 31, 2022 collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment. Specifically, the assessment encompassed the evaluation of the collective ACL methodology, including the methods and quantitative model used to estimate (1) the PD, LGD and average net loss rates and their significant assumptions, including portfolio segmentation, the economic forecast scenario and macroeconomic assumptions, the reasonable and supportable forecast periods, the LBP for both the commercial and retail portfolio, and credit risk ratings for commercial loans, and (2) the qualitative factors. The assessment also included an evaluation of the conceptual soundness and performance of the quantitative model. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the collective ACL estimates, including controls over the:

- development of the collective ACL methodology
- continued use and appropriateness of changes made to the quantitative model
- identification and determination of the significant assumptions used in the quantitative model
- development of certain qualitative factors
- analysis of the collective ACL results, trends, and ratios.

We evaluated the Company's process to develop the collective ACL estimates by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's collective ACL methodology for compliance with U.S. generally accepted accounting principles
- evaluating judgments made by the Company relative to the assessment and performance testing of the quantitative model used
- assessing the conceptual soundness and performance of the quantitative model used by inspecting the model documentation to determine whether the model is suitable for its intended use
- evaluating the selection of economic forecast scenario by comparing it to the Company's business environment and relevant industry practices
- evaluating the length of the historical observation period and reasonable and supportable forecast periods by comparing to specific portfolio risk characteristics and trends
- determining whether the loan portfolio is segmented by similar risk characteristics by comparing to the Company's business environment and relevant industry practices
- testing individual credit risk ratings for a selection of commercial loans by evaluating the financial performance of the borrower, sources of repayment, and any relevant guarantees or underlying collateral
- evaluating the effect of certain qualitative factors on the collective ACL compared with relevant credit risk factors and consistency with credit trends and identified limitations of the underlying quantitative model.

We also assessed the sufficiency of the audit evidence obtained related to the December 31, 2022 collective ACL by evaluating:

- cumulative results of the audit procedures
- qualitative aspects of the Company's accounting practices
- potential bias in the account estimates

/s/ KPMG LLP

We have served as the Company's auditor since 1994.

Philadelphia, Pennsylvania
February 28, 2023

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
(Dollars in thousands, except per share data)	2022	2021	2020
Interest income:			
Interest and fees on loans and leases	$ 582,754	$ 393,248	$ 460,394
Interest on mortgage-backed securities	106,606	55,802	48,377
Interest and dividends on investment securities:			
Taxable	2,812	2,805	1,191
Tax-exempt	4,087	2,719	3,428
Other interest income	7,556	1,795	1,015
	703,815	456,369	514,405
Interest expense:			
Interest on deposits	28,181	14,923	39,262
Interest on Federal Home Loan Bank advances	538	5	1,950
Interest on senior and subordinated debt	8,246	6,497	4,998
Interest on trust preferred borrowings	3,482	1,274	1,751
Interest on federal funds purchased	443	—	471
Interest on other borrowings	35	21	18
	40,925	22,720	48,450
Net interest income	662,890	433,649	465,955
Provision for (recovery of) credit losses	48,089	(117,087)	153,180
Net interest income after provision for (recovery of) credit losses	614,801	550,736	312,775
Noninterest income:			
Credit/debit card and ATM income	40,088	29,479	35,014
Investment management and fiduciary revenue	121,608	62,348	48,979
Deposit service charges	24,484	22,090	19,999
Mortgage banking activities, net	7,271	23,216	30,201
Loan and lease fee income	6,275	7,533	4,518
Security gains, net	—	331	9,076
Unrealized gains on equity investments, net	5,980	5,141	761
Realized (loss) gain on sale of equity investment, net	—	(706)	22,052
Bank owned life insurance income	1,804	1,251	1,280
Other income	52,624	34,797	29,145
	260,134	185,480	201,025
Noninterest expense:			
Salaries, benefits and other compensation	283,905	214,167	194,317
Occupancy expense	40,885	32,802	32,105
Equipment expense	40,994	29,040	23,793
Professional fees	18,497	15,614	18,757
Data processing and operations expenses	20,876	14,074	12,600
Marketing expense	7,230	5,413	5,677
FDIC expenses	6,098	4,081	2,148
Loan workout and other credit costs	702	663	6,899
Corporate development expense	42,749	11,676	4,328
Restructuring expense	22,473	1,346	510
Recovery of legal settlement	—	(15,000)	—
Loss on early extinguishment of debt	—	1,087	2,280
Other operating expense	89,917	63,553	65,430
	574,326	378,516	368,844
Income before taxes	300,609	357,700	144,956
Income tax provision	77,961	86,095	31,636
Net income	$ 222,648	$ 271,605	$ 113,320
Less: Net income (loss) attributable to noncontrolling interest	273	163	(1,454)
Net income attributable to WSFS	$ 222,375	$ 271,442	$ 114,774
Basic earnings per share	$ 3.50	$ 5.71	$ 2.27
Diluted earnings per share	$ 3.49	$ 5.69	$ 2.27

The accompanying notes are an integral part of these Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Year Ended December 31,		
(Dollars in thousands)	**2022**	2021	2020
Net income	**$ 222,648**	$ 271,605	$ 113,320
Less: Net gain (loss) attributable to noncontrolling interest	**273**	163	(1,454)
Net income attributable to WSFS	**$ 222,375**	$ 271,442	$ 114,774
Other comprehensive (loss) income:			
Net change in unrealized (losses) gains on investment securities available-for-sale			
Net unrealized (losses) gains arising during the period, net of tax (benefit) expense of $(167,261), $(29,523), and $12,585, respectively	**(529,660)**	(93,503)	39,853
Less: reclassification adjustment for net gains on sales realized in net income, net of tax expense of $—, $80, and $2,178, respectively	**—**	(252)	(6,898)
	(529,660)	(93,755)	32,955
Net change in securities held-to-maturity			
Net change in unrealized losses on securities reclassified to held-to-maturity, net of tax expense of $34,319, $32, and $60, respectively[1][2]	**(108,678)**	(101)	(192)
Net change in unfunded pension liability			
Change in unfunded pension liability related to unrealized gain (loss), prior service cost and transition obligation, net of tax (benefit) expense of $(5), $50, and $(585), respectively	**209**	97	(1,683)
Pension settlement, net of tax expense of $—, $— and $67, respectively	**—**	—	212
	209	97	(1,471)
Net change in cash flow hedge			
Net unrealized gain arising during the period, net of tax expense of $—, $—, and $493, respectively	**—**	—	1,560
Amortization of unrealized gain on terminated cash flow hedges, net of tax benefit of $51, $119 and $106, respectively	**(160)**	(378)	(337)
	(160)	(378)	1,223
Net change in equity method investments			
Net change in other comprehensive income (loss) of equity method investments, net of tax expense (benefit) of $67, $114, and $(3), respectively	**213**	362	(9)
Total other comprehensive (loss) income	**(638,076)**	(93,775)	32,506
Total comprehensive (loss) income	**$ (415,701)**	$ 177,667	$ 147,280

[1] Includes $119.8 million, net of tax benefit, of unrealized losses on transferred investment securities with a book value of $1.1 billion from available-for-sale to held-to-maturity for the year ended December 31, 2022.

[2] Includes amortization of unrealized gains and losses on securities reclassified to held-to-maturity.

The accompanying notes are an integral part of these Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

		December 31,	
(Dollars in thousands, except per share and share data)		2022	2021
Assets:			
Cash and due from banks	$	**332,961**	$ 1,046,992
Cash in non-owned ATMs		**499,017**	480,527
Interest-bearing deposits in other banks including collateral (restricted cash) of $4,650 at December 31, 2022 and $5,050 at December 31, 2021		**5,280**	5,420
Total cash, cash equivalents, and restricted cash		**837,258**	1,532,939
Investment securities, available for sale (amortized cost of $4,834,550 at December 31, 2022 and $5,249,882 at December 31, 2021)		**4,093,060**	5,205,311
Investment securities, held to maturity, net of allowance for credit losses of $10 at December 31, 2022 and $4 at December 31, 2021 (fair value $1,040,104 at December 31, 2022 and $94,131 at December 31, 2021)		**1,111,619**	90,642
Other investments		**26,120**	10,518
Loans held for sale at fair value		**42,985**	113,349
Loans and leases, net of allowance of $151,861 at December 31, 2022 and $94,507 at December 31, 2021		**11,759,992**	7,791,482
Bank-owned life insurance		**101,935**	33,099
Stock in Federal Home Loan Bank of Pittsburgh, at cost		**24,116**	6,073
Other real estate owned		**833**	2,320
Accrued interest receivable		**74,448**	41,596
Premises and equipment		**115,603**	87,295
Goodwill		**883,637**	472,828
Intangible assets		**128,595**	74,403
Other assets		**714,554**	315,472
Total assets	$	**19,914,755**	$ 15,777,327
Liabilities and Stockholders' Equity			
Liabilities:			
Deposits:			
Noninterest-bearing	$	**5,739,647**	$ 4,565,143
Interest-bearing demand		**10,463,922**	8,674,919
Total deposits		**16,203,569**	13,240,062
Federal Home Loan Bank advances		**350,000**	—
Trust preferred borrowings		**90,442**	67,011
Senior and subordinated debt		**248,169**	147,939
Other borrowed funds		**38,283**	24,527
Accrued interest payable		**5,174**	736
Other liabilities		**777,232**	360,036
Total liabilities		**17,712,869**	13,840,311
Stockholders' Equity:			
Common stock 0.01 par value, shares authorized of 90,000,000; shares issued of 75,921,997 at December 31, 2022 and 57,695,676 at December 31, 2021		**759**	577
Capital in excess of par value		**1,974,210**	1,058,997
Accumulated other comprehensive (loss) income		**(675,844)**	(37,768)
Retained earnings		**1,411,243**	1,224,614
Treasury stock at cost, 14,310,085 shares at December 31, 2022 and 10,086,936 shares at December 31, 2021		**(505,255)**	(307,321)
Total stockholders' equity of WSFS		**2,205,113**	1,939,099
Noncontrolling interest		**(3,227)**	(2,083)
Total stockholders' equity		**2,201,886**	1,937,016
Total liabilities and stockholders' equity	$	**19,914,755**	$ 15,777,327

The accompanying notes are an integral part of these Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in thousands, except per share and share amounts)	Shares	Common Stock	Capital in Excess of Par Value	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Stockholders' Equity of WSFS	Non-controlling Interest	Total Stockholders' Equity
Balance, December 31, 2019	57,435,658	$ 575	$ 1,049,064	$ 23,501	$ 917,377	$ (140,211)	$ 1,850,306	$ (815)	$ 1,849,491
Cumulative change in accounting principle	—	—	—	—	(30,368)	—	(30,368)	—	(30,368)
Balance, January 1, 2020 (as adjusted for change in accounting principle)	57,435,658	575	1,049,064	23,501	887,009	(140,211)	1,819,938	(815)	1,819,123
Net income (loss)	—	—	—	—	114,774	—	114,774	(1,454)	113,320
Other comprehensive income	—	—	—	32,506	—	—	32,506	—	32,506
Cash dividend, $0.48 per share	—	—	—	—	(24,369)	—	(24,369)	—	(24,369)
Issuance of common stock including proceeds from exercise of common stock options	140,125	1	2,031	—	—	—	2,032	—	2,032
Contributions from noncontrolling shareholders	—	—	—	—	—	—	—	23	23
Stock-based compensation expense	—	—	2,677	—	—	—	2,677	—	2,677
Repurchase of common stock [1]	—	—	(750)	—	—	(155,082)	(155,832)	—	(155,832)
Balance, December 31, 2020	57,575,783	$ 576	$ 1,053,022	$ 56,007	$ 977,414	$ (295,293)	$ 1,791,726	$ (2,246)	$ 1,789,480
Net income	—	—	—	—	271,442	—	271,442	163	271,605
Other comprehensive loss	—	—	—	(93,775)	—	—	(93,775)	—	(93,775)
Cash dividend, $0.51 per share	—	—	—	—	(24,242)	—	(24,242)	—	(24,242)
Issuance of common stock including proceeds from exercise of common stock options	119,893	1	1,521	—	—	—	1,522	—	1,522
Stock-based compensation expense	—	—	5,694	—	—	—	5,694	—	5,694
Repurchase of common stock [1]	—	—	(1,240)	—	—	(12,028)	(13,268)	—	(13,268)
Balance, December 31, 2021	57,695,676	$ 577	$ 1,058,997	$ (37,768)	$1,224,614	$ (307,321)	$ 1,939,099	$ (2,083)	$ 1,937,016
Net income	**—**	**—**	**—**	**—**	**222,375**	**—**	**222,375**	**273**	**222,648**
Other comprehensive loss	**—**	**—**	**—**	**(638,076)**	**—**	**—**	**(638,076)**	**—**	**(638,076)**
Cash dividend, $0.56 per share	**—**	**—**	**—**	**—**	**(35,746)**	**—**	**(35,746)**	**—**	**(35,746)**
Contributions from noncontrolling shareholders	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(504)**	**(504)**
Issuance of common stock including proceeds from exercise of common stock options	**109,473**	**1**	**3,178**	**—**	**—**	**—**	**3,179**	**—**	**3,179**
Issuance of common stock in acquisition of BMT	**18,116,848**	**181**	**907,835**	**—**	**—**	**—**	**908,016**	**—**	**908,016**
Noncontrolling interest assumed in acquisition	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(913)**	**(913)**
Stock-based compensation expense	**—**	**—**	**6,349**	**—**	**—**	**—**	**6,349**	**—**	**6,349**
Repurchase of common stock [1]	**—**	**—**	**(2,149)**	**—**	**—**	**(197,934)**	**(200,083)**	**—**	**(200,083)**
Balance, December 31, 2022	**75,921,997**	**$ 759**	**$ 1,974,210**	**$ (675,844)**	**$1,411,243**	**$ (505,255)**	**$ 2,205,113**	**$ (3,227)**	**$ 2,201,886**

[1] Repurchase of common stock for the years ended December 31, 2022, 2021 and 2020 included 4,151,117, 267,309 and 3,950,855 shares repurchased, respectively, in connection with the Company's share buyback program approved by the Board of Directors, and 113,039, 31,188 and 24,910 shares withheld, respectively, to cover tax liabilities.

The accompanying notes are an integral part of these Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,				
(Dollars in thousands)		**2022**		2021		2020
Operating activities:						
Net income	$	**222,648**	$	271,605	$	113,320
Adjustments to reconcile net income to net cash provided by operating activities:						
Provision for (recovery of) credit losses		**48,089**		(117,087)		153,180
Depreciation of premises and equipment, net		**24,152**		15,410		14,999
Accretion of fees, premiums and discounts, net		**(28,378)**		(38,257)		(60,159)
Amortization of intangible assets		**18,401**		10,583		10,909
Amortization of right of use lease asset		**17,990**		11,844		12,290
Decrease in operating lease liability		**(16,291)**		(11,941)		(12,170)
Income from mortgage banking activities, net		**(7,271)**		(23,216)		(30,201)
Gain on sale of securities, net		**—**		(331)		(9,076)
Gain on sale of other real estate owned and valuation adjustments, net		**(221)**		(385)		(25)
Stock-based compensation expense		**6,349**		5,694		2,677
Unrealized gains on equity investments, net		**(5,980)**		(5,141)		(761)
Realized loss (gain) on sale of equity investment, net		**—**		706		(22,052)
Deferred income tax (benefit) expense		**(4,005)**		39,838		(32,848)
(Increase) decrease in accrued interest receivable		**(22,151)**		2,739		(6,241)
Increase in other assets		**(58,852)**		(46,378)		(18,339)
Origination of loans held-for-sale		**(527,684)**		(971,863)		(942,188)
Proceeds from sales of loans held-for-sale		**501,186**		991,411		824,134
Increase (decrease) in accrued interest payable		**1,196**		(714)		(1,653)
Increase (decrease) in other liabilities		**315,065**		(4,807)		24,675
Increase in value of bank-owned life insurance		**(1,311)**		(1,048)		(1,757)
Increase in capitalized interest, net		**(2,078)**		(3,014)		(3,572)
Net cash provided by operating activities	$	**480,854**	$	125,648	$	15,142
Investing activities:						
Purchases of investment securities held to maturity	$	**(120,868)**	$	—	$	(6,307)
Repayments, maturities and calls of investment securities held to maturity		**66,186**		20,365		27,085
Sale of investment securities available-for-sale		**—**		14,051		305,812
Purchases of investment securities available-for-sale		**(1,218,022)**		(3,490,596)		(1,454,699)
Repayments of investment securities available-for-sale		**1,015,603**		697,480		606,156
Proceeds from bank-owned life insurance death benefit		**1,437**		—		—
Net proceeds from sale of equity investments		**—**		4,899		85,850
Net cash from business combinations		**573,745**		—		—
Net (increase) decrease in loans and leases		**(41,324)**		1,453,471		(222,138)
Purchases of loans held for investment		**(393,159)**		(188,076)		(226,953)
Purchases of FHLB stock		**(51,518)**		(625)		(145,400)
Redemption of FHLB stock		**36,207**		323		160,726
Sales of assets acquired through foreclosure, net		**1,964**		2,489		2,014
Sale of premise and equipment		**1,191**		427		69
Investment in premises and equipment, net		**(8,809)**		(6,576)		(7,159)
Net cash used in investing activities	$	**(137,367)**	$	(1,492,368)	$	(874,944)

(continued on following page)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

		Year Ended December 31,				
(Dollars in thousands)		**2022**		2021		2020
Financing activities:						
Net (decrease) increase in demand and saving deposits	$	**(1,123,468)**	$	1,760,031	$	2,501,442
Decrease in time deposits		**(94,251)**		(169,871)		(197,765)
Increase (decrease) in brokered deposits		**61,705**		(202,625)		(29,474)
Receipts from FHLB advances		**1,873,100**		1,000		5,047,424
Repayments of FHLB advances		**(1,523,100)**		(7,623)		(5,153,476)
Receipts from federal funds purchased		**2,730,001**		—		8,030,475
Repayments of federal funds purchased		**(2,730,001)**		—		(8,225,475)
Contribution from noncontrolling shareholders		**(504)**		—		23
Cash dividend		**(35,746)**		(24,242)		(24,369)
Issuance of common stock and exercise of common stock options		**3,179**		1,522		2,032
Redemption of senior debt		**—**		(100,000)		—
Issuance of senior debt, net of costs		**—**		—		147,780
Repurchase of common shares		**(200,083)**		(13,268)		(155,832)
Net cash (used in) provided by financing activities	$	**(1,039,168)**	$	1,244,924	$	1,942,785
(Decrease) increase in cash, cash equivalents, and restricted cash	$	**(695,681)**	$	(121,796)	$	1,082,983
Cash, cash equivalents, and restricted cash at beginning of period		**1,532,939**		1,654,735		571,752
Cash, cash equivalents, and restricted cash at end of period	$	**837,258**	$	1,532,939	$	1,654,735
Supplemental disclosure of cash flow information:						
Cash paid for interest during the period	$	**36,487**	$	23,434	$	50,103
Cash paid for income taxes, net		**58,148**		40,691		72,756
Non-cash information:						
Loans transferred to other real estate owned	$	**630**	$	1,972	$	2,674
Loans transferred to portfolio from held-for-sale at fair value		**97,848**		72,621		34,517
Securities transferred to held-to-maturity from available-for-sale at fair value		**931,421**		—		—
Available-for-sale securities purchased, not settled		**—**		34,489		—
Fair value of assets acquired, net of cash received		**4,713,544**		—		—
Fair value of liabilities assumed		**4,379,273**		—		—
Impact of ASC 326 Adoption:						
Allowance for credit losses on held-to-maturity debt securities		**—**		—		(8)
Allowance for credit losses on loans and leases		**—**		—		(35,855)
Deferred tax assets		**—**		—		8,461
Allowance for credit losses on unfunded lending commitments		**—**		—		(2,966)
Retained earnings		**—**		—		30,368

The accompanying notes are an integral part of these Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

General

WSFS Financial Corporation (the Company or WSFS) is a savings and loan holding company organized under the laws of the State of Delaware. Substantially all of the Company's assets are held by its subsidiary, Wilmington Savings Fund Society, FSB (WSFS Bank or the Bank), is a federal savings bank organized under the laws of the United States (U.S.).

The Consolidated Financial Statements include the accounts of the Company, WSFS Bank, WSFS Wealth Management, LLC (Powdermill®), WSFS Capital Management, LLC (West Capital), Cypress Capital Management, LLC (Cypress), WSFS SPE Services, LLC, The Bryn Mawr Trust Company of Delaware (BMT-DE), and 601 Perkasie, LLC. The Company also has three unconsolidated subsidiaries, WSFS Capital Trust III (the Trust), Royal Bancshares Capital Trust I, and Royal Bancshares Capital Trust II. WSFS Bank has two wholly-owned subsidiaries: Beneficial Equipment Finance Corporation (BEFC) and 1832 Holdings, Inc., and one majority-owned subsidiary, NewLane Finance Company (NewLane Finance®).

Additionally, WSFS and the Bank acquired certain subsidiaries in the merger of Bryn Mawr Bank Corporation (BMBC) with and into WSFS on January 1, 2022, and the merger of The Bryn Mawr Trust Company with and into the Bank (collectively, the BMBC Merger), pursuant to the agreement and plan of merger, by and between WSFS and BMBC, dated as of March 9, 2021 (the BMBC Merger Agreement) that are not named herein as they are not integral or significant to our business.

On April 1, 2022, WSFS completed the merger of Christiana Trust Company of Delaware® and BMT-DE. The combined organization will retain and operate under The Bryn Mawr Trust Company of Delaware name. Additionally on April 1, 2022, Bryn Mawr Equipment Finance, Inc. merged with and into BEFC. On April 29, 2022, the portfolio of KCMI Capital, Inc. (KCMI), a specialized commercial lending unit acquired in the BMBC merger and not core to our overall lending strategy, was sold at par value for $55.5 million. Finally, on June 30, 2022, the business of BMT Insurance Advisors (BMTIA), was sold to Patriot Growth Services, LLC.

On January 1, 2023, WSFS completed the merger and brand conversion of West Capital and Cypress and has renamed the combined entity Bryn Mawr Capital Management, LLC. Bryn Mawr Capital Management, LLC is registered as an investment advisor with the U.S. Securities and Exchange Commission and is a wholly-owned subsidiary of WSFS.

Overview

Founded in 1832, the Bank is one of the ten oldest bank and trust companies continuously operating under the same name in the U.S. The Company provides residential and commercial mortgage, commercial and consumer lending services, as well as retail deposit and cash management services. The Company's core banking business is commercial lending funded primarily by customer-generated deposits. In addition, the Company offers a variety of wealth management and trust services to individual, corporate and institutional clients. The Federal Deposit Insurance Corporation (FDIC) insures the Company's customers' deposits to their legal maximums. The Company serves its Customers primarily from 119 offices located in Pennsylvania (61), Delaware (39), New Jersey (17), Virginia (1), and Nevada (1), its ATM network, website at **www.wsfsbank.com**, and mobile apps. Information on the Company's website is not incorporated by reference into this Annual Report on Form 10-K.

The Company's leasing business is conducted by NewLane Finance®. NewLane Finance® originates small business leases and provides commercial financing to businesses nationwide, targeting various equipment categories including technology, software, office, medical, veterinary and other areas. In addition, NewLane Finance® offers captive insurance through its subsidiary, Prime Protect.

Basis of Presentation

The Consolidated Financial Statements are prepared in conformity with accounting principles generally accepted in the U.S. (GAAP). In preparing the Consolidated Financial Statements, the Company is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Although the Company's estimates contemplate current conditions and how it expects them to change in the future, it is reasonably possible that actual conditions in 2023 could be worse than anticipated in those estimates, which could materially affect its results of operations and financial condition. The accounting for the allowance for credit losses (including loans and leases held for investment, investment securities available-for-sale and held-to-maturity), lending related commitments, goodwill, intangible assets, post-retirement benefit obligations, the fair value of financial instruments, and income taxes are subject to significant estimates. Among other effects, changes to these estimates could result in future impairments of investment securities, goodwill and intangible assets, the establishment of additional allowance and lending-related commitment reserves, changes in the fair value of financial instruments, as well as increased post-retirement benefits and income tax expense.

Certain reclassifications have been made to the prior year's Consolidated Financial Statements to conform to the current year's presentation. All significant intercompany accounts and transactions were eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Cash, Cash Equivalents and Restricted Cash

For purposes of reporting cash flows, cash, cash equivalents and restricted cash include cash, cash in non-owned ATMs, amounts due from banks, federal funds sold and securities purchased under agreements to resell and cash collateral held for a financial derivative related to the sale of certain Visa Class B shares.

Debt Securities

Debt securities mostly include mortgage-backed securities (MBS), municipal bonds, and U.S. government and agency securities and are classified into one of the following three categories and accounted for as follows:

- Securities purchased with the intent of selling them in the near future are classified as "trading" and reported at fair value, with unrealized gains and losses included in earnings.
- Securities purchased with the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost.
- Securities not classified as either trading or held to maturity are classified as "available-for-sale" and reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, as a separate component of stockholders' equity in accumulated other comprehensive income (loss).

Realized gains and losses are determined using the specific identification method and included in *Security gains, net* on the Consolidated Statements of Income. All sales are made without recourse.

The fair value of debt securities is primarily obtained from third-party pricing services. Implicit in the valuation of MBS are estimated prepayments based on historical and current market conditions.

Premiums and discounts on MBS collateralized by residential 1-4 family loans are recognized in interest income using a level yield method over the period to expected maturity. Premiums and discounts on all other securities are recognized on a straight-line basis over the period to expected maturity, with the exception of premiums on callable debt securities, which are recognized over the period to the earliest call date.

A debt security is placed on nonaccrual status at the time any principal or interest payments are contractually past due 90 days or more. Interest accrued but not received for a security placed on nonaccrual status is reversed against interest income.

The Company's investment portfolio is reviewed each quarter for indications of potential credit losses. Refer to the respective held-to-maturity and available-for-sale debt securities sections for the allowance for credit loss policies for each portfolio.

Allowance for Credit Losses - Held-to-Maturity Debt Securities

The Company follows Accounting Standards Codification (ASC) 326-20, *Financial Instruments - Credit Loss - Measured at Amortized Cost,* to measure expected credit losses on held-to-maturity debt securities on a collective basis by security investment grade. The estimate of expected credit losses considers historical credit loss information adjusted by a security's credit rating.

The Company classifies the held-to-maturity debt securities into the following major security types: state and political subdivisions, and foreign bonds. These securities are highly rated with a history of no credit losses, and are assigned ratings based on the most recent data from ratings agencies depending on the availability of data for the security. Credit ratings of held-to-maturity debt securities, which are a significant input in calculating the expected credit loss, are reviewed on a quarterly basis.

Accrued interest receivable on held-to-maturity debt securities is excluded from the estimate of credit losses and is included in *Accrued interest receivable* on the Consolidated Statements of Financial Condition.

Allowance for Credit Losses - Available-for-Sale Debt Securities

The Company follows ASC 326-30, *Financial Instruments - Credit Loss - Available-for-Sale Debt Securities,* which provides guidance related to the recognition of and expanded disclosure requirements for expected credit losses on available-for-sale debt securities. For available-for-sale debt securities in an unrealized loss position, the Company first evaluates whether it intends to sell, or if it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either criterion is met, the security's amortized cost basis is reduced to fair value and recognized as a reduction to *Noninterest income* in the Consolidated Statements of Income.

For debt securities available-for-sale in which the Company does not intend to sell, or it is not likely the security would be required to be sold before recovery, it evaluates whether a decline in fair value has resulted from credit losses or other adverse factors, such as a change in the security's credit rating. In assessing whether a credit loss exists, the Company compares the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance is recorded, limited to the fair value of the security.

The Company performs these analyses on a quarterly basis to review the conditions and risks associated with the individual securities. Credit losses on an impaired security is measured using the present value of expected future cash flows. Any impairment not recorded through an allowance for credit loss is included in other comprehensive income (loss), net of the tax effect. The Company is required to use its judgment in determining impairment in certain circumstances.

For additional detail regarding debt securities, see Note 6.

Equity Investments

The Company has equity investments in certain strategic partnerships that are accounted for in accordance with both ASC 321-10, *Investments - Equity Securities* and ASC 323-10, *Investments - Equity Method and Joint Ventures*. Our equity investments are recorded in *Other investments* on the Consolidated Statements of Financial Condition.

Equity investments recorded in accordance with ASC 321-10 are classified into one of the following two categories and accounted for as follows:

- Investments with a readily determinable fair value are reported at fair value, with unrealized gains and losses included in earnings. Any dividends received are recorded in interest income.
- Investments without a readily determinable fair value are reported at cost less impairment, if any, plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. Any dividends received are recorded in interest income.

The fair value of equity investments with readily determinable fair values is primarily obtained from third-party pricing services. For equity investments without readily determinable fair values, when an orderly transaction for the identical or similar investment of the same issuer is identified, the Company uses valuation techniques permitted under ASC 820, *Fair Value Measurement,* to evaluate the observed transaction(s) and adjust the carrying value.

ASC 321-10 also provides impairment accounting guidance for equity investments without readily determinable fair values. The qualitative assessment to determine whether impairment exists requires the use of the Company's judgment. If, after completing the qualitative assessment, the Company concludes an equity investment without a readily determinable fair value is impaired, a loss for the difference between the equity investment's carrying value and its fair value may be recognized as a reduction to noninterest income in the Consolidated Statements of Income.

Equity investments recorded in accordance with ASC 323-10 are initially recorded at cost based on the Company's percentage ownership in the investee. Subsequently, the carrying amount of the investment is adjusted to reflect the recognition of the Company's proportionate share of income or loss of the investee based on the investee's earnings for the reporting period, recorded on a one-quarter lag.

The Company assesses its equity method investments for impairment using ASC 323-10 guidance. The qualitative assessment to determine whether impairment exists requires the use of the Company's judgment. If, after completing the qualitative assessment, the Company concludes an equity method investment is impaired, a loss for the difference between the equity investment's carrying value and its fair value may be recognized in *Unrealized gains on equity investments, net* on the Consolidated Statements of Income. After an impairment charge is recorded, the new cost basis cannot be subsequently written up to a higher value as a result of increases in fair value.

For additional detail regarding equity securities, see Note 6.

Loans and leases

Loans and leases held for investment are recorded at amortized cost, net of allowance for credit losses. Amortized cost is the amount at which a financial asset is originated or acquired, adjusted for the amortization of premium and discount, net deferred fees or costs, collection of cash, and write-offs. Interest income on loans is recognized using the level yield method. Loan origination fees, commitment fees and direct loan origination costs are deferred and recognized over the life of the related loans using a level yield method over the period to maturity.

Past Due and Nonaccrual Loans

Past due loans are defined as loans contractually past due 90 days or more as to principal or interest payments. Past due loans 90 days or more that remain in accrual status are considered well secured and in the process of collection.

Nonaccruing loans are those on which the accrual of interest has ceased. Loans are placed on nonaccrual status immediately if, in the opinion of the Company, collection is doubtful, or when principal or interest is past due 90 days or more and the loan is not well secured and in the process of collection. Interest accrued but not collected at the date a loan is placed on nonaccrual status is reversed and charged against interest income. In addition, the amortization of net deferred loan fees is suspended when a loan is placed on nonaccrual status. Subsequent cash receipts are applied either to the outstanding principal balance or recorded as interest income, depending on the Company's assessment of the ultimate collectability of principal and interest. Loans are returned to accrual status when the Company assesses that the borrower has the ability to make all principal and interest payments in accordance with the terms of the loan (i.e. a consistent repayment record, generally six consecutive payments, has been demonstrated).

Unless loans are well-secured and collection is imminent, for loans greater than 90 days past due their respective reserves are generally charged off once the loss has been confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged off and expected to be charged off.

A loan, for which the terms have been modified resulting in a concession to the borrower experiencing financial difficulty, is considered a TDR. Principal balances are generally not forgiven when a loan is modified as a TDR. Nonaccruing restructured loans remain in nonaccrual status until there has been a period of sustained repayment performance demonstrated, as noted above, and repayment is reasonably assured.

For additional detail regarding past due and nonaccrual loans, see Note 8.

Allowance for Credit Losses - Loans and Leases

The Company establishes its allowance in accordance with guidance provided in ASC 326, *Financial Instruments - Credit Losses*. The allowance for credit losses includes quantitative and qualitative factors that comprise the Company's current estimate of expected credit losses, including the Company's portfolio mix and segmentation, modeling methodology, historical loss experience, relevant available information from internal and external sources relating to qualitative adjustment factors, prepayment speeds and reasonable and supportable forecasts about future economic conditions.

The Company's portfolio segments, established based on similar risk characteristics and loss behaviors, are:

- Commercial and industrial - real estate secured, commercial and industrial - non-real estate secured, owner-occupied commercial, commercial mortgages, construction and commercial small business leases (collectively, commercial loans), and
- Residential, equity secured lines and loans, installment loans, unsecured lines of credit, originated education loans and previously acquired education loans (collectively, retail loans).

Expected credit losses are net of expected recoveries and estimated over the contractual term, adjusted for expected prepayments. The contractual term excludes any extensions, renewals and modifications unless the Company has reasonable expectations at the reporting date that it will result in a troubled debt restructuring (TDR) or they are not unconditionally cancellable. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Expected prepayments are based on historical experience and considers adjustments for current and future economic conditions.

The allowance includes two primary components: (i) an allowance established on loans which share similar risk characteristics collectively evaluated for credit losses (collective basis) and (ii) an allowance established on loans which do not share similar risk characteristics with any loan segment and are individually evaluated for credit losses (individual basis).

Loans that share similar risk characteristics are collectively reviewed for credit loss and are evaluated based on historical loss experience, adjusted for current economic conditions and future economic forecasts. Estimated losses are determined differently for commercial and retail loans, and each portfolio segment is further segmented by internally assessed risk ratings.

The Company uses a single scenario third-party economic forecast to adjust the calculated historical loss rates of the portfolio segments to incorporate the effects of current and future economic conditions. The Company's economic forecast considers the general health of the economy, the interest rate environment, real estate pricing and market risk. The Company's forecast extends out 6 quarters (the forecast period) and reverts to the historical loss rates on a straight-line basis over 4 quarters (the reversion period) as it believes this to be reasonable and supportable in the current environment. The economic forecast and reversion periods will be evaluated periodically by the Company and updated as appropriate.

The historical loss rates for commercial loans are estimated by determining the probability of default (PD) and expected loss given default (LGD) and are applied to the loans' exposure at default. The probability of default is calculated based on the historical rate of migration to an event of credit loss during the look-back period. The historical loss rates for retail loans is calculated based on average net loss rates over the same look-back period. The current look-back period is 48 quarters which ensures historical loss rates are adequately considering losses within a full credit cycle.

Loans that do not share similar risk characteristics with any loan segments are evaluated on an individual basis. These loans, which may include TDRs, are not included in the collective basis evaluation. When it is probable the Company will not collect all principal and interest due according to their contractual terms, which is assessed based on the credit characteristics of the loan and/or payment status, these loans are individually reviewed and measured for potential credit loss.

The amount of the potential credit loss is measured using any of the following three methods: (i) the present value of expected future cash flows discounted at the loan's effective interest rate; (ii) the fair value of collateral, if the loan is collateral dependent; or (iii) the loan's observable market price. If the measured fair value of the loan is less than the amortized cost basis of the loan, an allowance for credit loss is recorded.

For collateral dependent loans, the expected credit losses at the individual asset level is the difference between the collateral's fair value (less cost to sell) and the amortized cost.

Qualitative adjustment factors consider various internal and external conditions which are allocated among loan segments and take into consideration:

- Current underwriting policies, staff and portfolio concentrations,
- Risk rating accuracy, credit and administration,
- Internal risk emergence (including internal trends of delinquency, and criticized loans by segment),
- Economic forecasts and conditions - locally and nationally (including market trends impacting collateral values), which is separate from or in addition to the third party economic forecast described above, and
- Competitive environment, as it could impact loan structure and underwriting.

These factors are based on their relative standing compared to the period in which historical losses are used in quantitative reserve estimates and current directional trends, and reasonable and supportable forecasts. Qualitative factors can add to or subtract from quantitative reserves.

The Company's loan officers and risk managers meet at least quarterly to discuss and review the conditions and risks associated with individual problem loans. In addition, various regulatory agencies periodically review the Company's loan ratings and allowance for credit losses and the Bank's internal loan review department performs recurring loan reviews.

Accrued interest receivable on loans is excluded from the estimate of credit losses and is included in *Accrued interest receivable* on the Consolidated Statements of Financial Condition.

For additional detail regarding the allowance for credit losses and the provision for credit losses, see Note 8.

Unfunded Lending Commitments

For unfunded lending commitments, the Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The estimate includes consideration of the probability of default and utilization rate at default to calculate expected credit losses on commitments expected to be funded based on historical losses.

The allowance for credit losses for off-balance sheet exposures is included in *Other liabilities* on the Consolidated Statements of Financial Condition and the provision for credit losses for off-balance sheet exposure is included in *Loan workout and other credit costs* on the Consolidated Statements of Income.

For additional detail regarding unfunded lending commitments, see Note 18.

Loans Held for Sale

Mortgage loans held for sale are recorded at fair value on a loan level basis, using pricing information obtained from secondary markets and brokers and applied to loans with similar interest rates and maturities.

Other loans held for sale are carried at the lower of amortized cost or estimated fair value. The estimated fair value is based on pricing information from secondary markets and brokers, when available, or a discounted cash flow analysis when market information is unavailable.

Other Real Estate Owned

Upon initial receipt, other real estate owned (OREO) is recorded at the estimated fair value less costs to sell. Costs subsequently incurred to improve the assets are capitalized, provided that the resultant carrying value does not exceed the estimated fair value less costs to sell. Costs related to holding or disposing of the assets are charged to expense as incurred. The Company periodically evaluates OREO for impairment and write-down the value of the asset when declines in fair value below the carrying value are identified. *Loan workout and OREO expenses* include costs of holding and operating the assets, net gains or losses on sales of the assets and provisions for losses to reduce such assets to the estimated fair values less costs to sell.

For additional detail regarding other real estate owned, see Note 8.

Premises, Equipment and Software

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed on a straight-line basis over the estimated useful lives of the assets or, for leasehold improvements, over the terms of the related lease or effective useful lives of the assets, whichever is less. In general, computer equipment, furniture and equipment and building renovations are depreciated over three, five and ten years, respectively. Software, which includes purchased or externally hosted software is recorded in *Other assets* and is amortized on a straight-line basis over the lesser of the contract term or estimated useful life of the software.

Maintenance and repairs are expensed as incurred, while costs of major replacements, improvements and additions are capitalized.

Premises and equipment acquired in business combinations are initially recorded at fair value and subsequently carried at cost less accumulated depreciation and amortization. Assets to be disposed of are recorded at the lower of the carrying amount or fair value less costs to sell.

For additional detail regarding premises and equipment, see Note 9.

Goodwill and Intangible Assets

The Company accounts for goodwill and intangible assets in accordance with ASC 805, *Business Combinations* and ASC 350, *Intangibles-Goodwill and Other*. Accounting for goodwill and other intangible assets requires the Company to make significant judgments, for goodwill particularly, with respect to estimating the fair value of each reporting unit. The estimates utilize historical data, cash flows, and market and industry data specific to each reporting unit as well as projected data. Industry and market data are used to develop material assumptions such as transaction multiples, required rates of return, control premiums, long-term growth rates, and capitalization.

Goodwill is not amortized, rather it is subject to periodic impairment testing. The Company reviews goodwill for impairment annually on October 1 and more frequently if events and circumstances indicate that the fair value of a reporting unit is less than its carrying value. Other intangible assets with finite lives are amortized over their estimated useful lives. The Company reviews other intangible assets with finite lives for impairment if events and circumstances indicate that the carrying value may not be recoverable. For additional information regarding goodwill and intangible assets, see Note 11.

Leases

The Company accounts for its leases in accordance with ASC 842 - *Leases*. Most leases are recognized on the balance sheet by recording a right-of-use asset and lease liability for each lease. The right-of-use asset represents the right to use the asset under lease for the lease term, and the lease liability represents the contractual obligation to make lease payments. The right-of-use asset is tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.

As a lessee, the Company enters into operating leases for certain bank branches, office space, and office equipment. The right-of-use assets and lease liabilities are initially recognized based on the net present value of the remaining lease payments which include renewal options where the Company is reasonably certain they will be exercised. The net present value is determined using the incremental collateralized borrowing rate at commencement date. The right-of-use asset is measured at the amount of the lease liability adjusted for any prepaid rent, lease incentives and initial direct costs incurred. The right-of-use asset and lease liability is amortized over the individual lease terms. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

As a lessor, the Company provides direct financing to customers through the Company's equipment and small-business leasing business. Direct financing leases are recorded at the aggregate of minimum lease payments net of unamortized deferred lease origination fees and costs and unearned income. Interest income on direct financing leases is recognized over the term of the lease. Origination fees and costs are deferred, and the net amount is amortized to interest income over the estimated life of the lease. For additional information regarding leases, see Note 10.

Derivative Financial Instruments

The Company accounts for derivatives in accordance with ASC 815, *Derivatives and Hedging*. Derivatives are recognized as either assets or liabilities at fair value in the Consolidated Statements of Financial Condition with changes in fair value recorded to earnings or accumulated other comprehensive income, as appropriate. At the inception of a derivative contract, the Company designates the derivative as a hedging or non-hedging instrument. To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the derivative contract. For fair value hedges, changes to the fair value are recorded in earnings, while for cash flow hedges, fair value changes are recorded in accumulated other comprehensive income and subsequently reclassified into earnings in the period that the hedged forecast transaction affects earnings. The ineffective portion of a hedge's change in fair value is recognized in earnings immediately. For derivatives not designated as hedges, adjustments to fair value are recorded through earnings. For additional detail regarding derivatives, see Note 20.

Income Taxes

The provision for income taxes includes federal, state and local income taxes currently payable and those deferred due to temporary differences between the financial statement basis and tax basis of assets and liabilities. Income taxes are accounted for in accordance with ASC 740, *Income Taxes*. ASC 740 requires the recording of deferred income taxes that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. It prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Benefits from tax positions are recognized in the financial statements only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information.

A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met. ASC 740 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. For additional detail regarding income taxes, see Note 16.

Securities Sold Under Agreements to Repurchase

The Company enters into sales of securities under agreements to repurchase which are treated as financings, with the obligation to repurchase securities sold reflected as a liability in the Consolidated Statements of Financial Condition. The securities underlying the agreements are assets. For additional detail regarding the securities sold under agreements to repurchase, see Note 13.

Stock-Based Compensation

Stock-based compensation is accounted for in accordance with ASC 718, *Stock Compensation*. Compensation expense relating to all share-based payments is recognized on a straight-line basis, over the applicable vesting period. For additional detail regarding stock-based compensation, see Note 17.

RECENT ACCOUNTING PRONOUNCEMENTS

The following accounting pronouncements were adopted by the Company during the year ended December 31, 2022, but do not have a material impact on the Consolidated Financial Statements:

ASU No. 2021-05, Leases (Topic 842), Lessors – Certain Leases with Variable Lease Payments: In July 2021, the FASB issued *ASU 2021-05* to amend ASC 842 to clarify the classification of certain leases with variable lease payments for lessors.

ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848: In December 2022, the FASB issued *ASU No. 2022-06* which extended the period of time to ease the reference rate reform transition period to through December 31, 2024. This pronouncement supersedes the original transition period end date as referenced in *ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*.

Accounting Guidance Pending Adoption as of December 31, 2022

ASU No. 2022-02, Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures: In March 2022, the FASB issued *ASU No. 2022-02*, *Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*. The guidance eliminates the accounting guidance for troubled debt restructurings (TDRs) by creditors (ASC 310-40) while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The guidance also requires that an entity disclose current-period write-offs by year of origination for financing receivables and net investments in leases within the scope of Topic 326. The guidance is effective for annual periods beginning after December 15, 2022, which will be applicable to the Company in the first quarter of 2023. Adoption is required on a prospective basis, except for the transition method related to the recognition and measurement of TDRs where the entity has to apply on a modified-retrospective basis.

3. BUSINESS COMBINATIONS

Bryn Mawr Bank Corporation.

On January 1, 2022, WSFS closed its acquisition of BMBC and acquired 100% of the outstanding common stock of BMBC. In accordance with the terms of the merger agreement, dated March 9, 2021, by and between WSFS and BMBC, each share of BMBC common stock was exchanged for 0.90 shares of WSFS common stock (with cash paid in lieu of fractional shares). The total value of consideration paid was $908.0 million based on 19,903,230 shares of BMBC common stock outstanding as of December 31, 2021, the vesting of 226,643 BMBC restricted stock awards, and the closing price per share of WSFS common stock of $50.12 on December 31, 2021. Results of the combined Company's operations are included in the Consolidated Financial Statements since the date of the acquisition.

BMBC was the holding company for The Bryn Mawr Trust Company (Bryn Mawr Bank), a Pennsylvania chartered bank and wholly-owned subsidiary. BMBC and Bryn Mawr Bank were headquartered in Bryn Mawr, Pennsylvania, a western suburb of Philadelphia, and served primarily the Greater Philadelphia region. BMBC and its direct and indirect subsidiaries was a locally managed, premier financial services company providing retail and commercial banking; trust administration and wealth management; and insurance and risk management solutions. Following the BMBC Merger, WSFS Bank is the oldest and largest, locally headquartered bank and trust company in the Greater Philadelphia and Delaware region with a full-service product suite and a balance sheet to compete with larger regional and national banks. The BMBC Merger also allows WSFS to accelerate our long-term strategic objectives, including scale to continue to invest in our delivery and talent transformations.

The acquisition of BMBC was accounted for as a business combination using the acquisition method of accounting and, accordingly, the assets acquired, liabilities assumed and consideration transferred were recorded at their estimated fair values as of the acquisition date. The excess of consideration transferred over the fair value of net assets acquired was recorded as goodwill, which is not amortizable nor deductible for tax purposes. The Company allocated goodwill to its WSFS Bank segment and Wealth Management segment.

The following table summarizes the consideration transferred and the fair values of identifiable assets acquired and liabilities assumed and is considered final:

(Dollars in thousands)

Consideration Transferred:	Fair Value
Common shares issued (18,116,848)	$ 908,016
Cash paid to BMBC stock and option holders	16
Value of consideration	908,032
Assets acquired:	
Cash and due from banks	573,761
Investment securities	500,400
Loans and leases, net	3,456,748
Premises and equipment	44,842
Deferred income taxes	6,563
Bank owned life insurance	67,525
Intangible assets	73,065
Other assets	153,592
Total assets	4,876,496
Liabilities assumed:	
Deposits	4,110,122
Other borrowings	145,512
Other liabilities	124,552
Noncontrolling interest	(913)
Total liabilities and noncontrolling interest	4,379,273
Net assets acquired:	497,223
Goodwill resulting from acquisition of BMBC	$ 410,809

The following table details the changes to goodwill recorded subsequent to acquisition:

(Dollars in thousands)	Fair Value
Goodwill resulting from the acquisition of BMBC as of January 1, 2022	$ 414,337
Effects of adjustments to:	
Deferred income taxes	1,870
Intangibles	1,500
Deposits	(149)
Other liabilities	1,352
Effect of sale of BMTIA business	(8,101)
Goodwill resulting from the acquisition of BMBC as of December 31, 2022	$ 410,809

Adjustments to Goodwill were primarily related to the fair value of Wealth Management intangible assets, the subsequent sale of the BMTIA business, and the related deferred tax impacts.

Fair value estimates related to the assets and liabilities from BMBC are subject to adjustment for up to one year after the closing date of the acquisition as additional information becomes available. Changes to the preliminary valuation of acquired assets and liabilities were recognized as adjustments to identified intangibles and goodwill. All remeasurement adjustments were completed prior to the expiration of the remeasurement period on December 31, 2022, one year after the closing date.

The amount of goodwill recorded reflects the increased market share and related synergies that are expected to result from the acquisition, and represents the excess purchase price over the estimated fair value of the net assets acquired from BMBC.

The following is a description of the valuation methodologies used to estimate the fair values of major categories of assets acquired and liabilities assumed. In many cases, the fair values of the assets acquired and liabilities assumed were determined by estimating the cash flows expected to result from those assets and liabilities and applying the appropriate market discount rates.

Cash and due from banks: The estimated fair values of cash and due from banks approximate their stated value.

Investment Securities: The acquired investment portfolio had a fair value of $500.4 million, primarily consisting of short-term U.S. Treasury bills that matured subsequent to closing on January 6, 2022. The estimated fair value approximated the stated value at maturity.

Loans and Leases: The Company recorded $3.5 billion of acquired loans, which were initially recorded at their fair values as of the acquisition date. Fair value for loans was based on a discounted cash flow methodology that considered credit loss and prepayment expectations, market interest rates and other market factors, such as liquidity, from the perspective of a market participant. Loan cash flows were generated on an individual loan basis. The probability of default, loss given default, exposure at default and prepayment assumptions are the key factors driving credit losses which are embedded into the estimated cash flows.

The table below presents information with respect to the fair value and unpaid principal balance of acquired loans and leases at the acquisition date.

	January 1, 2022	
(Dollars in thousands)	Book Balance	Fair Value
Commercial and industrial	$ 613,197	$ 586,643
Owner-occupied commercial	513,267	503,182
Commercial mortgages	1,564,234	1,549,515
Construction	209,928	208,288
Commercial small business leases	125,770	119,119
Residential	310,092	315,454
Consumer	178,247	174,547
Total acquired loans and leases	$ 3,514,735	$ 3,456,748

The table below presents the carrying amount of loans for which, at the date of acquisition, there was evidence of more than insignificant deterioration of credit quality since origination:

(Dollars in thousands)	January 1, 2022
Book balance of loans at acquisition	$ 235,791
Allowance for credit losses at acquisition	(26,103)
Non-credit related discount	(1,421)
Total purchase credit deteriorated (PCD) loans acquired	$ 208,267

The BMBC Merger resulted in the addition of $49.6 million in allowance for credit losses, including the $26.1 million identified in the table above for PCD loans, and $23.5 million for non-PCD loans recorded through the provision for credit losses at the date of acquisition.

Deferred Income Taxes: The Company recorded a deferred income tax asset (DTA) of $6.6 million related to tax attributes of BMBC along with the effects of fair value adjustments resulting from acquisition accounting for the combination. The DTA's recorded were based on the expected federal and state tax benefits of when the acquired tax attributes and purchase accounting adjustments will reverse. In recording the DTA, consideration was given to potential limitations on the realizability of such acquired tax attributes. There was no material change to the valuation allowance as a result of the BMBC Merger.

Trust preferred borrowings and subordinated debt: The fair value of trust preferred borrowings and subordinated debt were determined by present valuing the expected cash flows using current market rates for similar instruments. A fair value discount of $2.5 million was recognized for the trust preferred borrowings and will be recognized as an increase to interest expense over the remaining life of the borrowings. A fair value premium of $0.7 million was recognized for the subordinated debt and will be recognized as a decrease to interest expense over the remaining life of the debt.

Intangible Assets: The Company recorded $10.9 million of core deposit intangible (CDI) which is being amortized over ten years using a straight-line amortization methodology. The fair value of the core deposit intangible was determined using the cost savings approach. The cost savings approach is defined as the difference between cost of funds on deposits and the cost of an equal amount of funds from an alternative source. The CDI fair value was determined by projecting net cash flow benefits, including assumptions related to customer attrition, discount rates, deposit interest rates, and alternative costs of funds.

Certificates of deposit accounts were valued by segregating the portfolio into pools based on remaining maturity and comparing the contractual cost of the portfolio to an identical portfolio bearing current market rates. The valuation adjustment will be accreted or amortized to interest expense over the remaining maturities of the respective pools.

WSFS recorded $56.1 million of Wealth Management intangible assets that consisted of $53.0 million for customer relationships in our wealth management, trust and insurances lines of business, $2.9 million for the Bryn Mawr Trust tradename, and $0.2 million in non-compete agreements. Fair value for these Wealth Management intangible assets was based on a discounted cash flow methodology projecting net cash flow benefits, including assumptions related to customer attrition, discount rates, income projections and applicable growth rate assumptions.

Corporate development expenses and *Restructuring expenses*

For acquisitions, the Company develops comprehensive integration plans under which it has incurred direct costs, which are expensed as incurred. These direct costs include costs that are primarily related to: (i) terminated contracts, (ii) consolidated facilities (including lease termination expenses), (iii) severance, (iv) marketing, and (v) professional and legal fees. Costs related to the acquisition and restructuring are included in the *Corporate development expense* and *Restructuring expense* line items, respectively, on the Consolidated Statements of Income.

The following table details the costs identified and classified as corporate development and restructuring expenses, which are primarily related to the BMBC Merger:

	Twelve months ended December 31,
(dollars in thousands)	**2022**
Salaries, benefits and other compensation	$ 12,541
Occupancy expense	9,356
Equipment expense	20,950
Professional fees	13,025
Data processing and operations expenses	121
Marketing expense	3,133
Other operating expense, net	6,097
Total corporate development and restructuring expenses	$ 65,223

During the second quarter of 2021, WSFS announced a retail banking office optimization plan that included the planned consolidation of Bryn Mawr Trust and WSFS Bank banking offices. Most of the consolidations and rebranding of the banking offices were completed during the first quarter of 2022, which included the consolidation of 22 Bryn Mawr Trust and 12 WSFS Bank banking offices. Costs related to this plan are included in the *Corporate development expense* line item on the Consolidated Statements of Income. In addition, the Company had $7.5 million of premises and equipment as held-for-sale as of December 31, 2022, which is included in the *Other assets* line item on the Consolidated Statement of Financial Condition.

Pro Forma Income Statement (unaudited)

The following pro forma income statement for the twelve months ended December 31, 2021 presents the pro forma results of operations of the combined institution (BMBC and the Corporation) as if the BMBC Merger occurred on January 1, 2021. The pro forma income statement adjustments are limited to the effects of fair value mark amortization and accretion and intangible asset amortization. No cost savings or additional merger expenses have been included in the pro forma results of operations.

	Twelve months ended December 31,
(dollars in thousands, except share and per share data)	**2021**
Net interest income	$ 567,183
(Recovery of) provision for credit losses	(115,212)
Net interest income after provision for credit losses	682,395
Total noninterest income	271,576
Total noninterest expenses	556,524
Income before income taxes	397,447
Income tax provision	100,009
Net income	$ 297,438
Per share data:	
Weighted-average basic shares outstanding	65,445,251
Dilutive shares	332,765
Adjusted weighted-average diluted shares	65,778,016
Basic earnings per common share	$ 4.54
Diluted earnings per common share	$ 4.52

Due to the various conversions of BMBC systems since the date of acquisition, as well as other streamlining and continuing integration of BMBC's operating activities into those of the Company, reporting for revenue and net income of the former BMBC operations for the period subsequent to the acquisition is impracticable.

4. NONINTEREST INCOME

Credit/debit card and ATM income

The following table presents the components of credit/debit card and ATM income:

	Twelve Months Ended December 31,					
(Dollars in thousands)	**2022**		2021		2020	
Bailment fees	$	**21,173**	$	12,940	$	14,615
Interchange fees		**15,506**		13,520		17,747
Other card and ATM fees		**3,409**		3,019		2,652
Total credit/debit card and ATM income	$	**40,088**	$	29,479	$	35,014

Credit/debit card and ATM income is composed of bailment fees, interchange fees, and other card and ATM fees. Bailment fees are earned from bailment arrangements with customers. Bailment arrangements are legal relationships in which property is delivered to another party without a transfer of ownership. The party who transferred the property (the bailor) retains ownership interest of the property. In the event that the bailee files for bankruptcy protection, the property is not included in the bailee's assets. The bailee pays an agreed-upon fee for the use of the bailor's property in exchange for the bailor allowing use of the assets at the bailee's site. Bailment fees are earned from cash that is made available for customers' use at an offsite location, such as cash located in an ATM at a customer's place of business. These fees are typically indexed to a market interest rate. This revenue stream generates fee income through monthly billing for bailment services.

Credit/debit card and ATM income also includes interchange fees. Interchange fees are paid by a merchant's bank to a bank that issued a debit or credit card used in a transaction to compensate the issuing bank for the value and benefit the merchant receives from accepting electronic payments. These revenue streams generate fee income at the time a transaction occurs and are recorded as revenue at the time of the transaction.

Investment management and fiduciary income

The following table presents the components of investment management and fiduciary income:

	Twelve Months Ended December 31,					
(Dollars in thousands)	**2022**		2021		2020	
Trust fees	$	**79,472**	$	43,725	$	33,288
Wealth management and advisory fees		**42,136**		18,623		15,691
Total investment management and fiduciary income	$	**121,608**	$	62,348	$	48,979

Investment management and fiduciary income is composed of trust fees and wealth management and advisory fees. Trust fees are based on revenue earned from custody, escrow, trustee and trustee related services on structured finance transactions; indenture trustee, administrative agent and collateral agent services to individuals, institutions and corporations; commercial domicile and independent director services; and investment and trustee services to families and individuals. Most fees are flat fees, except for a portion of personal and corporate trustee fees where the Company earns a percentage on the assets under management or assets held within a trust. This revenue stream primarily generates fee income through monthly, quarterly and annual billings for services provided.

Wealth management and advisory fees consists of fees from Bryn Mawr Trust®, Cypress, West Capital, Powdermill®, and WSFS Wealth® Investments. Wealth management and advisory fees are based on revenue earned from services including asset management, financial planning, family office, and brokerage. The fees are based on the market value of assets, are assessed as a flat fee, or are brokerage commissions. This revenue stream primarily generates fee income through monthly, quarterly and annual billings for the services.

Deposit service charges

The following table presents the components of deposit service charges:

(Dollars in thousands)	Twelve Months Ended December 31,					
	2022		2021		2020	
Service fees	$	**16,019**	$	14,220	$	12,725
Return and overdraft fees		**7,651**		6,789		6,819
Other deposit service fees		**814**		1,081		455
Total deposit service charges	$	**24,484**	$	22,090	$	19,999

Deposit service charges includes revenue earned from core deposit products, certificates of deposit, and brokered deposits. The Company generates fee revenues from deposit service charges primarily through service charges and overdraft fees. Service charges consist primarily of monthly account maintenance fees, cash management fees, foreign ATM fees and other maintenance fees. All of these revenue streams generate fee income through service charges for monthly account maintenance and similar items, transfer fees, late fees, overlimit fees, and stop payment fees. Revenue is recorded at the time of the transaction.

Other income

The following table presents the components of other income:

(Dollars in thousands)	Twelve Months Ended December 31,					
	2022		2021		2020	
Managed service fees	$	**17,991**	$	16,425	$	15,448
Currency preparation		**4,120**		4,064		3,854
ATM loss protection		**2,627**		2,522		2,401
Capital markets revenue		**7,859**		—		—
Miscellaneous products and services[1]		**20,027**		11,786		7,442
Total other income	$	**52,624**	$	34,797	$	29,145

[1] Includes commissions income from BMTIA in 2022. The BMTIA business was sold during the second quarter of 2022.

Other income consists of managed service fees, which are primarily courier fees related to cash management, currency preparation, ATM loss protection, capital markets revenue, and other miscellaneous products and services offered by the Bank. These fees are primarily generated through monthly billings or at the time of the transaction. Through its subsidiary BMTIA, the Bank earned commissions from the sale of insurance policies, which are generally calculated as a percentage of the policy premium, and contingent income, which is calculated based on the volume and performance of the policies held by each carrier. Obligations for the sale of insurance policies are generally satisfied at the point in time which the policy is executed and are recognized at the point in time in which the amounts are known and collection is reasonably assured. Performance metrics for contingent income are generally satisfied over time, not exceeding one year, and are recognized at the point in time in which the amounts are known and collection is reasonably assured.

Arrangements with multiple performance obligations

The Company's contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates revenue to each performance obligation based on its relative standalone selling price. The Company generally determines standalone selling prices based on the prices charged to customers.

Practical expedients and exemptions

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

See Note 22 for further information about the disaggregation of noninterest income by segment.

5. EARNINGS PER SHARE

The following table shows the computation of basic and diluted earnings per share:

(Dollars and shares in thousands, except per share data)	2022		2021		2020
Numerator:					
Net income attributable to WSFS	$ 222,375	$	271,442	$	114,774
Denominator:					
Weighted average basic shares	63,453		47,539		50,510
Dilutive potential common shares	206		164		37
Weighted average fully diluted shares	63,659		47,703		50,547
Earnings per share:					
Basic	$ 3.50	$	5.71	$	2.27
Diluted	$ 3.49	$	5.69	$	2.27
Outstanding common stock equivalents having no dilutive effect	9		1		12

Basic earnings per share is calculated by dividing *Net income attributable to WSFS* by the weighted-average basic shares outstanding. Diluted earnings per share is calculated by dividing *Net income attributable to WSFS* by the weighted-average fully diluted shares outstanding, using the treasury stock method. Fully diluted shares include the adjustment for the dilutive effect of common stock awards, which include outstanding stock options and unvested restricted stock units under the 2013 Incentive Plan and the 2018 Incentive Plan.

6. INVESTMENT SECURITIES

The following tables detail the amortized cost, allowance for credit losses and the estimated fair value of the Company's investments in available-for-sale and held-to-maturity debt securities. None of the Company's investments in debt securities are classified as trading.

(Dollars in thousands)	December 31, 2022				
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Allowance for Credit Losses	Fair Value
Available-for-Sale Debt Securities					
Collateralized mortgage obligation (CMO)	$ 608,834	$ —	$ 102,454	$ —	$ 506,380
Fannie Mae (FNMA) mortgage-backed securities (MBS)	3,823,036	—	572,778	—	3,250,258
Freddie Mac (FHLMC) MBS	135,554	—	13,555	—	121,999
Ginnie Mae (GNMA) MBS	39,116	—	2,978	—	36,138
Government-sponsored enterprises (GSE) agency notes	228,010	—	49,725	—	178,285
	$ 4,834,550	$ —	$ 741,490	$ —	$ 4,093,060
Held-to-Maturity Debt Securities[1]					
FNMA MBS	$ 909,498	$ —	$ 68,677	$ —	$ 840,821
State and political subdivisions	201,631	532	3,372	10	198,781
Foreign bonds	500	2	—	—	502
	$ 1,111,629	$ 534	$ 72,049	$ 10	$ 1,040,104

[1] Held-to-maturity securities transferred from available-for-sale are included in held-to-maturity at amortized cost basis at the time of transfer. The amortized cost of transferred held-to-maturity securities included net unrealized losses of $142.8 million at December 31, 2022, which are offset in *Accumulated other comprehensive income (loss)*. At the time of transfer, there was no allowance for credit loss on the available-for-sale securities. Subsequent to transfer, the securities were evaluated for credit loss.

(Dollars in thousands)	December 31, 2021				
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Allowance for Credit Losses	Fair Value
Available-for-Sale Debt Securities					
CMO	$ 586,830	$ 3,569	$ 14,633	$ —	$ 575,766
FNMA MBS	4,275,307	24,170	53,793	—	4,245,684
FHLMC MBS	139,708	6,336	516	—	145,528
GNMA MBS	17,456	551	71	—	17,936
GSE agency notes	230,581	—	10,184	—	220,397
	$ 5,249,882	$ 34,626	$ 79,197	$ —	$ 5,205,311
Held-to-Maturity Debt Securities[1]					
State and political subdivisions	$ 90,146	$ 3,489	$ —	$ 4	$ 93,631
Foreign bonds	500	—	—	—	500
	$ 90,646	$ 3,489	$ —	$ 4	$ 94,131

[1] Held-to–maturity securities transferred from available-for-sale are included in held-to-maturity at fair value at the time of transfer. The amortized cost of transferred held-to-maturity securities included net unrealized gains of $0.2 million at December 31, 2021, which are offset in *Accumulated other comprehensive income (loss)*. At the time of transfer, there was no allowance for credit loss on the available-for-sale securities. Subsequent to transfer, the securities were evaluated for credit loss.

The scheduled maturities of available-for-sale debt securities at December 31, 2022 and December 31, 2021 are presented in the table below:

	Available-for-Sale	
(Dollars in thousands)	Amortized Cost	Fair Value
December 31, 2022 [1]		
Within one year	$ —	$ —
After one year but within five years	**83,014**	**77,499**
After five years but within ten years	**465,777**	**398,607**
After ten years	**4,285,759**	**3,616,954**
	$ 4,834,550	**$ 4,093,060**
December 31, 2021 [1]		
Within one year	$ —	$ —
After one year but within five years	103,960	107,009
After five years but within ten years	204,186	204,289
After ten years	4,941,736	4,894,013
	$ 5,249,882	$ 5,205,311

[1] Actual maturities could differ from contractual maturities.

As of December 31, 2022, the Company's available-for-sale investment securities consisted of 958 securities, 955 of which were in an unrealized loss position.

As of December 31, 2022, substantially all of the Corporation's available-for-sale investment securities were mortgage-backed securities or collateral mortgage obligations which were issued or guaranteed by U.S. government-sponsored entities and agencies.

As of December 31, 2022 and December 31, 2021, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of shareholders' equity.

The scheduled maturities of held-to-maturity debt securities at December 31, 2022 and December 31, 2021 are presented in the table below:

	Held-to-Maturity	
(Dollars in thousands)	Amortized Cost	Fair Value
December 31, 2022 [1]		
Within one year	**$ 731**	**$ 732**
After one year but within five years	**9,530**	**9,476**
After five years but within ten years	**46,170**	**45,944**
After ten years	**1,055,198**	**983,952**
	$ 1,111,629	**$ 1,040,104**
December 31, 2021 [1]		
Within one year	$ 232	$ 234
After one year but within five years	2,675	2,736
After five years but within ten years	44,137	45,404
After ten years	43,602	45,757
	$ 90,646	$ 94,131

[1] Actual maturities could differ from contractual maturities.

MBS may have expected maturities that differ from their contractual maturities. These differences arise because issuers may have the right to call securities and borrowers may have the right to prepay obligations with or without prepayment penalty. The estimated weighted average duration of MBS was 5.9 years at December 31, 2022.

The held-to-maturity debt securities are not collateral-dependent securities as these are general obligation bonds issued by cities, states, counties, or other local and foreign governments.

During the second quarter of 2022, the Company transferred investment securities with a book value of $1.1 billion from available-for-sale to held-to-maturity to mitigate the impact of the rising interest rate environment to *Accumulated other comprehensive income (loss)* in the Company's Consolidated Statement of Changes in Stockholders' Equity. The transfer occurred at a fair value totaling $931.4 million. The amortized cost of transferred held-to-maturity securities included net unrealized losses of $157.6 million at June 30, 2022, which are offset in *Accumulated other comprehensive income (loss)*. No gains or losses on these securities were recognized at the time of transfer.

Investment securities with fair market values aggregating $2.8 billion and $2.2 billion were pledged as collateral for investment sweep repurchase agreements, municipal deposits, and other obligations as of December 31, 2022 and December 31, 2021, respectively.

During the year ended December 31, 2022, the Company had no sales of debt securities categorized as available-for-sale. During the year ended December 31, 2021, the Company sold $14.1 million of debt securities categorized as available-for-sale, resulting in $0.3 million of realized gains and no realized losses. During the year ended December 31, 2020, the Company sold $305.8 million, resulting in realized gains of $9.1 million and no realized losses.

As of December 31, 2022 and December 31, 2021, the Company's debt securities portfolio had remaining unamortized premiums of $66.6 million and $69.4 million, respectively, and unaccreted discounts of $25.2 million and $12.7 million, respectively.

For debt securities in an unrealized loss position and an allowance has not been recorded, the table below shows the gross unrealized losses and fair value by investment category and length of time that individual debt securities were in a continuous unrealized loss position at December 31, 2022.

	Duration of Unrealized Loss Position					
	Less than 12 months		12 months or longer		Total	
(Dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available-for-sale debt securities:						
CMO	$ 158,449	$ 13,855	$ 347,931	$ 88,599	$ 506,380	$ 102,454
FNMA MBS	1,237,560	145,752	2,012,698	427,026	3,250,258	572,778
FHLMC MBS	102,321	9,268	19,671	4,287	121,992	13,555
GNMA MBS	32,076	2,265	4,030	713	36,106	2,978
GSE agency notes	—	—	178,285	49,725	178,285	49,725
	$ 1,530,406	$ 171,140	$ 2,562,615	$ 570,350	$ 4,093,021	$ 741,490

For debt securities in an unrealized loss position and an allowance has not been recorded, the table below shows the gross unrealized losses and fair value by investment category and length of time that individual debt securities were in a continuous unrealized loss position at December 31, 2021.

	Duration of Unrealized Loss Position					
	Less than 12 months		12 months or longer		Total	
(Dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available-for-sale debt securities:						
CMO	$ 411,347	$ 12,730	$ 35,638	$ 1,903	$ 446,985	$ 14,633
FNMA MBS	3,018,606	41,021	356,665	12,772	3,375,271	53,793
FHLMC MBS	11,227	348	1,917	168	13,144	516
GNMA MBS	4,847	71	—	—	4,847	71
GSE agency notes	64,509	1,918	155,888	8,266	220,397	10,184
	$ 3,510,536	$ 56,088	$ 550,108	$ 23,109	$ 4,060,644	$ 79,197

At December 31, 2022, available-for-sale debt securities for which the amortized cost basis exceeded fair value totaled $4.1 billion. Total unrealized losses on these securities were $741.5 million at December 31, 2022. The Company does not have the intent to sell, nor is it more likely than not it will be required to sell these securities before it is able to recover the amortized cost basis. The unrealized losses are the result of changes in market interest rates subsequent to purchase, not credit loss, as these are highly rated agency securities with no expected credit loss, in the event of a default. As a result, there is no allowance for credit losses recorded for available-for-sale debt securities as of December 31, 2022.

At December 31, 2022 and December 31, 2021, held-to-maturity debt securities had an amortized cost basis of $1.1 billion and $90.6 million, respectively. The held-to-maturity debt security portfolio primarily consists of mortgage-backed securities which were issued or guaranteed by U.S. government-sponsored entities and agencies and highly rated municipal bonds. The Company monitors credit quality of its debt securities through credit ratings.

The following table summarizes the amortized cost of debt securities held-to-maturity as of December 31, 2022, aggregated by credit quality indicator:

(Dollars in thousands)	FNMA MBS		State and political subdivisions		Foreign bonds	
A+ rated or higher	$	—	$	201,631	$	500
Not rated		909,498		—		—
Ending balance	$	909,498	$	201,631	$	500

The following table summarizes the amortized cost of debt securities held-to-maturity as of December 31, 2021, aggregated by credit quality indicator:

(Dollars in thousands)	State and political subdivisions		Foreign bonds	
A+ rated or higher	$	90,146	$	500
Not rated		—		—
Ending balance	$	90,146	$	500

The Company reviewed its held-to-maturity debt securities by major security type for potential credit losses. There was no activity in the allowance for credit losses for FNMA MBS and foreign bond debt securities for the twelve months ended December 31, 2022 and 2021. The following table presents the activity in the allowance for credit losses for state and political subdivisions debt securities for the twelve months ended December 31, 2022 and 2021:

	Twelve months ended December 31,			
(Dollars in thousands)	2022		2021	
Allowance for credit losses:				
Beginning balance	$	4	$	6
Provision for credit losses		6		(2)
Ending balance	$	10	$	4

Accrued interest receivable of $2.4 million and $0.9 million as of December 31, 2022 and December 31, 2021, respectively, for held-to-maturity debt securities were excluded from the evaluation of allowance for credit losses. There were no nonaccrual or past due held-to-maturity debt securities as of December 31, 2022 and December 31, 2021.

Equity Investments

The Company had equity investments with a fair value of $26.1 million and $10.5 million as of December 31, 2022 and December 31, 2021, respectively.

During the twelve months ended December 31, 2022, total net gains on equity investments of $6.0 million were recorded from the Company's investment in Cred.ai in June 2022.

During the twelve months ended December 31, 2021, total net gains on equity investments of $4.4 million were recorded from the sale of the Company's investment in Social Finance, Inc. (SoFi) in July 2021. This included a net realized loss of $0.7 million which was recorded in *Realized loss (gain) on equity investments, net* in the Consolidated Statements of Income at the time of sale.

During the twelve months ended December 31, 2020, total net gains on equity investments of $22.8 million were recorded in the Company's Consolidated Statements of Income. This included a net realized gain of $22.1 million which was recorded in *Realized loss (gain) on equity investments, net* for the sale of Visa Class B shares in June 2020.

7. LOANS AND LEASES

The following table shows the Company's loan portfolio by category:

	December 31,	
(Dollars in thousands)	**2022**	2021
Commercial and industrial[1]	$ **2,575,345**	$ 1,918,043
Owner-occupied commercial	**1,809,582**	1,341,707
Commercial mortgages	**3,351,084**	1,881,510
Construction	**1,044,049**	687,213
Commercial small business leases	**558,981**	352,276
Residential[2]	**761,882**	546,667
Consumer[3]	**1,810,930**	1,158,573
	11,911,853	7,885,989
Less:		
Allowance for credit losses	**151,861**	94,507
Net loans and leases	$ **11,759,992**	$ 7,791,482

[1]   Includes PPP loans of $3.8 million and $31.5 million at December 31, 2022 and 2021, respectively.
[2]   Includes reverse mortgages, at fair value of $2.4 million and $3.9 million at December 31, 2022 and 2021, respectively.
[3]   Includes home equity lines of credit, installment loans unsecured lines of credit and education loans.

Accrued interest receivable on loans outstanding was $59.3 million and $31.6 million at December 31, 2022 and 2021, respectively.

8. ALLOWANCE FOR CREDIT LOSSES AND CREDIT QUALITY INFORMATION

The following tables provide the activity of the Company's allowance for credit losses and loan and lease balances for the years ended December 31, 2022, December 31, 2021, and December 31, 2020. During 2022, the increase was primarily due to an initial ACL of $49.6 million recorded in connection with the BMBC Merger and loan growth during the year. The initial $49.6 million ACL recorded includes $23.5 million related to non-PCD loans, or the initial provision for credit loss recorded, and $26.1 million related to PCD loans, which does not have an initial income statement impact, but adjusts the amortized cost basis of the loans at acquisition (i.e., a balance sheet gross-up).

(Dollars in thousands)	Commercial and Industrial[1]		Owner-occupied Commercial		Commercial Mortgages		Construction		Residential[2]		Consumer[3]		Total	
Year Ended December 31, 2022														
Allowance for credit losses														
Beginning balance	$	49,967	$	4,574	$	11,623	$	1,903	$	3,352	$	23,088	$	94,507
Initial allowance on acquired PCD loans		22,614		595		2,684		71		61		78		26,103
Charge-offs		(19,004)		(179)		(581)		—		(186)		(7,520)		(27,470)
Recoveries		6,112		278		223		2,567		665		793		10,638
(Credit) provision[4]		(295)		751		7,524		2,446		776		36,881		48,083
Ending balance	$	59,394	$	6,019	$	21,473	$	6,987	$	4,668	$	53,320	$	151,861
Period-end allowance allocated to:														
Loans evaluated on an individual basis	$	2,428	$	—	$	—	$	—	$	—	$	—	$	2,428
Loans evaluated on a collective basis		56,966		6,019		21,473		6,987		4,668		53,320		149,433
Ending balance	$	59,394	$	6,019	$	21,473	$	6,987	$	4,668	$	53,320	$	151,861
Period-end loan balances:														
Loans evaluated on an individual basis	$	17,572	$	1,929	$	6,369	$	5,143	$	7,680	$	2,047	$	40,740
Loans evaluated on a collective basis		3,116,754		1,807,653		3,344,715		1,038,906		751,785		1,808,883		11,868,696
Ending balance	$	3,134,326	$	1,809,582	$	3,351,084	$	1,044,049	$	759,465	$	1,810,930	$	11,909,436

[1] Includes commercial small business leases and PPP loans.
[2] Period-end loan balance excludes reverse mortgages at fair value of $2.4 million.
[3] Includes home equity lines of credit, installment loans, unsecured lines of credit and education loans.
[4] Includes $23.5 million initial provision for credit losses on non-PCD loans.

(Dollars in thousands)	Commercial and Industrial[1]		Owner-occupied Commercial		Commercial Mortgages		Construction		Residential[2]		Consumer[3]		Total	
Year Ended December 31, 2021														
Allowance for credit losses														
Beginning balance	$	150,875	$	9,615	$	31,071	$	12,190	$	6,893	$	18,160	$	228,804
Charge-offs		(23,592)		(83)		(73)		(2,473)		—		(2,094)		(28,315)
Recoveries		8,756		160		269		—		789		1,131		11,105
(Credit) provision		(86,072)		(5,118)		(19,644)		(7,814)		(4,330)		5,891		(117,087)
Ending balance	$	49,967	$	4,574	$	11,623	$	1,903	$	3,352	$	23,088	$	94,507
Period-end allowance allocated to:														
Loans evaluated on an individual basis	$	1	$	—	$	7	$	—	$	—	$	—	$	8
Loans evaluated on a collective basis		49,966		4,574		11,616		1,903		3,352		23,088		94,499
Ending balance	$	49,967	$	4,574	$	11,623	$	1,903	$	3,352	$	23,088	$	94,507
Period-end loan balances:														
Loans evaluated on an individual basis	$	8,363	$	1,690	$	3,764	$	—	$	5,000	$	2,321	$	21,138
Loans evaluated on a collective basis		2,261,956		1,340,017		1,877,746		687,213		537,733		1,156,252		7,860,917
Ending balance	$	2,270,319	$	1,341,707	$	1,881,510	$	687,213	$	542,733	$	1,158,573	$	7,882,055

[1] Includes commercial small business leases and PPP loans.
[2] Period-end loan balance excludes reverse mortgages at fair value of $3.9 million.
[3] Includes home equity lines of credit, installment loans, unsecured lines of credit and education loans.

(Dollars in thousands)	Commercial and Industrial[1]	Owner-occupied Commercial	Commercial Mortgages	Construction	Residential[2]	Consumer[3]	Total
Year Ended December 31, 2020							
Allowance for loan and lease losses							
Beginning balance, prior to adoption of ASC 326	$ 22,849	$ 4,616	$ 7,452	$ 3,891	$ 1,381	$ 7,387	$ 47,576
Impact of adoption ASC 326[4]	19,747	(1,472)	1,662	681	7,522	7,715	35,855
Charge-offs	(10,388)	(336)	(104)	—	(229)	(2,464)	(13,521)
Recoveries	4,255	142	158	36	230	893	5,714
Provision (credit)	114,412	6,665	21,903	7,582	(2,011)	4,629	153,180
Ending balance	$ 150,875	$ 9,615	$ 31,071	$ 12,190	$ 6,893	$ 18,160	$ 228,804
Period-end allowance allocated to:							
Loans evaluated on an individual basis	$ 1	$ —	$ 13	$ —	$ —	$ —	$ 14
Loans evaluated on a collective basis	150,874	9,615	31,058	12,190	6,893	18,160	228,790
Ending balance	$ 150,875	$ 9,615	$ 31,071	$ 12,190	$ 6,893	$ 18,160	$ 228,804
Period-end loan balances:							
Loans evaluated on an individual basis	$ 14,048	$ 6,496	$ 20,309	$ 79	$ 5,921	$ 2,371	$ 49,224
Loans evaluated on a collective basis	2,935,255	1,326,231	2,065,753	716,196	758,472	1,163,546	8,965,453
Ending balance	$ 2,949,303	$ 1,332,727	$ 2,086,062	$ 716,275	$ 764,393	$ 1,165,917	$ 9,014,677

[1] Includes commercial small business leases and PPP loans.
[2] Period-end loan balance excludes reverse mortgages at fair value of $10.1 million.
[3] Includes home equity lines of credit, installment loans, unsecured lines of credit and education loans.
[4] Includes $0.1 million for the initial allowance on loans purchased with credit deterioration.

The following tables show nonaccrual and past due loans presented at amortized cost at the date indicated:

(Dollars in thousands)	30–89 Days Past Due and Still Accruing	Greater Than 90 Days Past Due and Still Accruing	Total Past Due And Still Accruing	Accruing Current Balances	Nonaccrual Loans[1]	Total Loans
			December 31, 2022			
Commercial and industrial[2]	$ 10,767	$ 311	$ 11,078	$ 3,116,478	$ 6,770	$ 3,134,326
Owner-occupied commercial	3,500	474	3,974	1,805,222	386	1,809,582
Commercial mortgages	2,137	237	2,374	3,343,551	5,159	3,351,084
Construction	—	—	—	1,038,906	5,143	1,044,049
Residential[3]	2,563	—	2,563	753,703	3,199	759,465
Consumer[4]	12,263	15,513	27,776	1,781,009	2,145	1,810,930
Total[4]	$ 31,230	$ 16,535	$ 47,765	$ 11,838,869	$ 22,802	$ 11,909,436
% of Total Loans	0.26 %	0.14 %	0.40 %	99.41 %	0.19 %	100.00 %

[1] There were no nonaccrual loans with an allowance as of December 31, 2022.
[2] Includes commercial small business leases and PPP loans.
[3] Residential accruing current balances exclude reverse mortgages at fair value of $2.4 million.
[4] Includes $21.1 million of delinquent, but still accruing, U.S. government-guaranteed student loans that carry little risk of credit loss.

(Dollars in thousands)	30–89 Days Past Due and Still Accruing	Greater Than 90 Days Past Due and Still Accruing	Total Past Due And Still Accruing	Accruing Current Balances	Nonaccrual Loans[1]	Total Loans
			December 31, 2021			
Commercial and industrial[2]	$ 5,007	$ 547	$ 5,554	$ 2,256,554	$ 8,211	$ 2,270,319
Owner-occupied commercial	741	—	741	1,340,155	811	1,341,707
Commercial mortgages	3,525	810	4,335	1,875,105	2,070	1,881,510
Construction	7,933	—	7,933	679,268	12	687,213
Residential[3]	1,856	—	1,856	537,752	3,125	542,733
Consumer[4]	10,227	8,634	18,861	1,137,332	2,380	1,158,573
Total[4]	$ 29,289	$ 9,991	$ 39,280	$ 7,826,166	$ 16,609	$ 7,882,055
% of Total Loans	0.37 %	0.13 %	0.50 %	99.29 %	0.21 %	100.00 %

[1] Nonaccrual loans with an allowance totaled less than $0.1 million.
[2] Includes commercial small business leases and PPP loans.
[3] Residential accruing current balances exclude reverse mortgages at fair value of $3.9 million.
[4] Includes $17.0 million of delinquent, but still accruing, U.S. government-guaranteed student loans that carry little risk of credit loss.

The following table presents the amortized cost basis of nonaccruing collateral-dependent loans by class at December 31, 2022 and December 31, 2021:

(Dollars in thousands)	December 31, 2022		December 31, 2021	
	Property	Equipment and other	Property	Equipment and other
Commercial and industrial[1]	$ 3,848	$ 2,922	$ 4,199	$ 4,012
Owner-occupied commercial	386	—	811	—
Commercial mortgages	5,159	—	2,070	—
Construction	5,143	—	12	—
Residential[2]	3,199	—	3,125	—
Consumer[3]	2,145	—	2,380	—
Total	$ 19,880	$ 2,922	$ 12,597	$ 4,012

[1] Includes commercial small business leases.
[2] Excludes reverse mortgages at fair value.
[3] Includes home equity lines of credit, installment loans, unsecured lines of credit and education loans.

Interest income of $1.0 million was recognized on individually reviewed loans during 2022 compared to $0.8 million during 2021 and 2020.

As of December 31, 2022, there were 45 residential loans and 8 commercial loans in the process of foreclosure. The total outstanding balance on the loans was $6.7 million and $1.6 million, respectively. As of December 31, 2021, there were 28 residential loans and 9 commercial loans in the process of foreclosure. The total outstanding balance on the loans was $2.5 million and $3.2 million, respectively. Loan workout and OREO expenses recognized were $0.4 million in 2022, $1.5 million in 2021, and $3.2 million in 2020. Loan workout and OREO expenses are included in *Loan workout and other credit costs* on the Consolidated Statements of Income.

Credit Quality Indicators

Below is a description of each of the risk ratings for all commercial loans:

- *Pass*. These borrowers currently show no indication of deterioration or potential problems and their loans are considered fully collectible.
- *Special Mention*. These borrowers have potential weaknesses that deserve management's close attention. Borrowers in this category may be experiencing adverse operating trends, for example, declining revenues or margins, high leverage, tight liquidity, or increasing inventory without increasing sales. These adverse trends can have a potential negative effect on the borrower's repayment capacity. These assets are not adversely classified and do not expose the Bank to significant risk that would warrant a more severe rating. Borrowers in this category may also be experiencing significant management problems, pending litigation, or other structural credit weaknesses.
- *Substandard or Lower*. These borrowers have well-defined weaknesses that require extensive oversight by management. Borrowers in this category may exhibit one or more of the following: inadequate debt service coverage, unprofitable operations, insufficient liquidity, high leverage, and weak or inadequate capitalization. Relationships in this category are not adequately protected by the sound financial worth and paying capacity of the obligor or the collateral pledged on the loan, if any. A distinct possibility exists that the Bank will sustain some loss if the deficiencies are not corrected. In addition, some borrowers in this category could have the added characteristic that the possibility of loss is extremely high. Current circumstances in the credit relationship make collection or liquidation in full highly questionable. Such impending events include: perfecting liens on additional collateral, obtaining collateral valuations, an acquisition or liquidation preceding, proposed merger, or refinancing plan.

Residential and Consumer Loans

The residential and consumer loan portfolios are monitored on an ongoing basis using delinquency information and loan type as credit quality indicators. These credit quality indicators are assessed in the aggregate in these relatively homogeneous portfolios. Loans that are greater than 90 days past due are generally considered nonperforming and placed on nonaccrual status.

The following table provides an analysis of loans by portfolio segment based on the credit quality indicators used to determine the allowance for credit losses as of December 31, 2022.

	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
	2022	2021	2020	2019	2018	Prior			
(Dollars in thousands)									
Commercial and industrial[1]:									
Risk Rating									
Pass[2]	$ 1,123,803	$501,761	$387,225	$211,310	$153,713	$276,588	$ 8,099	$ 250,486	$ 2,912,985
Special mention	28,672	27,689	7,585	9,451	347	1,010		2,596	77,350
Substandard or Lower	32,362	16,162	6,943	37,534	37,133	6,768		7,089	143,991
	$ 1,184,837	$545,612	$401,753	$258,295	$191,193	$284,366	$ 8,099	$ 260,171	$ 3,134,326
Owner-occupied commercial:									
Risk Rating									
Pass	$ 280,898	$325,388	$258,177	$226,717	$106,390	$363,420	$ —	$ 132,942	$ 1,693,932
Special mention	17,376	—	—	—	—	2,166	—	3,351	22,893
Substandard or Lower	2,981	1,500	23,284	4,401	11,864	35,311	—	13,416	92,757
	$ 301,255	$326,888	$281,461	$231,118	$118,254	$400,897	$ —	$ 149,709	$ 1,809,582
Commercial mortgages:									
Risk Rating									
Pass	$ 516,783	$600,226	$526,312	$549,788	$276,414	$594,024	$ —	$ 210,550	$ 3,274,097
Special mention	1,450	75	3,848	6,121	9,596	32,014	—	—	53,104
Substandard or Lower	1,861	1,210	12,552	2,909	3,573	1,209	—	569	23,883
	$ 520,094	$601,511	$542,712	$558,818	$289,583	$627,247	$ —	$ 211,119	$ 3,351,084
Construction:									
Risk Rating									
Pass	$ 448,581	$299,619	$115,667	$ 9,319	$ 26,553	$ 7,539	$ —	$ 122,116	$ 1,029,394
Special mention	—	—	—	—	—	—	—	581	581
Substandard or Lower	—	4,200	8,930	183	—	—	—	761	14,074
	$ 448,581	$303,819	$124,597	$ 9,502	$ 26,553	$ 7,539	$ —	$ 123,458	$ 1,044,049
Residential[3]:									
Risk Rating									
Performing	$ 64,500	$110,508	$ 60,625	$ 36,118	$ 45,859	$434,175	$ —	$ —	$ 751,785
Nonperforming[4]	—	729	502	999	1,218	4,232	—	—	7,680
	$ 64,500	$111,237	$ 61,127	$ 37,117	$ 47,077	$438,407	$ —	$ —	$ 759,465
Consumer[5]:									
Risk Rating									
Performing	$ 595,158	$195,397	$126,456	$ 54,449	$220,039	$ 71,478	$ 540,308	$ 5,232	$ 1,808,517
Nonperforming[6]	—	—	350	—	479	—	1,255	329	2,413
	$ 595,158	$195,397	$126,806	$ 54,449	$220,518	$ 71,478	$ 541,563	$ 5,561	$ 1,810,930

[1] Includes commercial small business leases.
[2] Includes $3.8 million of PPP loans
[3] Excludes reverse mortgages at fair value.
[4] Includes troubled debt restructured mortgages performing in accordance with the loans' modified terms and are accruing interest.
[5] Includes home equity lines of credit, installment loans, unsecured lines of credit and education loans.
[6] Includes troubled debt restructured home equity installment loans performing in accordance with the loans' modified terms and are accruing interest.

The following table provides an analysis of loans by portfolio segment based on the credit quality indicators used to determine the allowance for credit losses as of December 31, 2021.

	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Revolving loans converted to term	Total
	2021	2020	2019	2018	2017	Prior			
(Dollars in thousands)									
Commercial and industrial[1]**:**									
Risk Rating									
Pass[2]	$ 556,896	$420,698	$329,354	$273,345	$139,800	$148,809	$ 5,551	$ 176,006	$ 2,050,459
Special mention	35,910	949	3,052	1,057	429	15,299	—	17,545	74,241
Substandard or Lower	12,533	14,408	53,655	29,046	19,114	6,921	29	9,913	145,619
	$ 605,339	$436,055	$386,061	$303,448	$159,343	$171,029	$ 5,580	$ 203,464	$ 2,270,319
Owner-occupied commercial:									
Risk Rating									
Pass	$ 305,156	$189,128	$172,503	$ 67,526	$136,697	$262,629	$ —	$ 128,188	$ 1,261,827
Special mention	938	5,359	2,561	891	—	7,019	—	10,543	27,311
Substandard or Lower	3,192	13,736	4,138	9,418	5,580	11,039	—	5,466	52,569
	$ 309,286	$208,223	$179,202	$ 77,835	$142,277	$280,687	$ —	$ 144,197	$ 1,341,707
Commercial mortgages:									
Risk Rating									
Pass	$ 416,149	$280,889	$217,311	$134,477	$229,863	$368,527	$ —	$ 187,396	$ 1,834,612
Special mention	—	4,185	—	861	11,588	1,385	—	2,097	20,116
Substandard or Lower	2,438	1,624	3,789	2,114	2,254	14,085	—	478	26,782
	$ 418,587	$286,698	$221,100	$137,452	$243,705	$383,997	$ —	$ 189,971	$ 1,881,510
Construction:									
Risk Rating									
Pass	$ 248,053	$195,269	$ 84,868	$ 39,585	$ 2,223	$ 11,297	$ —	$ 88,839	$ 670,134
Special mention	—	—	—	—	—	—	—	—	—
Substandard or Lower	12,922	—	2,422	—	90	—	—	1,645	17,079
	$ 260,975	$195,269	$ 87,290	$ 39,585	$ 2,313	$ 11,297	$ —	$ 90,484	$ 687,213
Residential[3]**:**									
Risk Rating									
Performing	$ 59,977	$ 28,426	$ 12,526	$ 32,871	$ 44,969	$358,964	$ —	$ —	$ 537,733
Nonperforming[4]	—	112	1,044	—	63	3,781	—	—	5,000
	$ 59,977	$ 28,538	$ 13,570	$ 32,871	$ 45,032	$362,745	$ —	$ —	$ 542,733
Consumer[5]**:**									
Risk Rating									
Performing	$ 219,918	$169,922	$ 74,048	$203,519	$ 39,113	$ 60,952	$ 382,718	$ 5,364	$ 1,155,554
Nonperforming[6]	—	147	—	600	71	—	1,655	546	3,019
	$ 219,918	$170,069	$ 74,048	$204,119	$ 39,184	$ 60,952	$ 384,373	$ 5,910	$ 1,158,573

[1] Includes commercial small business leases.
[2] Includes $31.5 million of PPP loans
[3] Excludes reverse mortgages at fair value.
[4] Includes troubled debt restructured mortgages performing in accordance with the loans' modified terms and are accruing interest.
[5] Includes home equity lines of credit, installment loans, unsecured lines of credit and education loans.
[6] Includes troubled debt restructured home equity installment loans performing in accordance with the loans' modified terms and are accruing interest.

Troubled Debt Restructurings (TDR)

The following table presents the balance of TDRs as of the indicated dates:

(Dollars in thousands)	December 31, 2022	December 31, 2021
Performing TDRs	$ 19,737	$ 14,204
Nonperforming TDRs	2,006	756
Total TDRs	$ 21,743	$ 14,960

Approximately $0.6 million and $0.2 million in related reserves have been established for these loans at December 31, 2022 and December 31, 2021, respectively.

The following tables present information regarding the types of loan modifications made and the balances of loans modified as TDRs during the years ended December 31, 2022 and 2021:

	December 31, 2022					December 31, 2021				
	Contractual payment reduction	Maturity date extension	Discharged in bankruptcy	Other [1]	Total	Contractual payment reduction	Maturity date extension	Discharged in bankruptcy	Other [1]	Total
Commercial	1	2	—	2	5	—	—	—	—	—
Owner-occupied commercial	—	1	—	—	1	—	—	—	—	—
Commercial mortgages	—	1	—	—	1	—	—	—	—	—
Construction	—	1	—	—	1	—	—	—	—	—
Residential	1	—	1	1	3	—	—	2	—	2
Consumer	151	48	8	3	210	—	1	23	6	30
Total	153	53	9	6	221	—	1	25	6	32

[1] Other includes interest rate reduction, forbearance, and interest only payments.

	Year Ended December 31,				
	2022			2021	
(Dollars in thousands)	Pre Modification	Post Modification		Pre Modification	Post Modification
Commercial	$ 1,067	$ 1,067	$	—	$ —
Owner-occupied commercial	2,087	2,087		—	—
Commercial mortgages	2,380	2,380		—	—
Construction	—	—		—	—
Residential	302	302		146	146
Consumer	4,178	4,178		1,585	1,585
Total [1][2][3]	$ 10,014	$ 10,014	$	1,731	$ 1,731

[1] During the year ended December 31, 2022, the TDRs in the table above resulted in a $0.5 million increase in the allowance for credit losses, and no additional charge-offs. During the year ended December 31, 2022, no TDRs defaulted that had received troubled debt modification during the past twelve months.

[2] During the year ended December 31, 2021 the TDRs in the table above resulted in a less than $0.1 million increase in the allowance for credit losses, and no additional charge-offs. During the year ended December 31, 2021, no TDRs defaulted that had received troubled debt modification during the past twelve months.

[3] The TDRs in the table above did not occur as a result of the loan forbearance program under the CARES Act.

9. PREMISES AND EQUIPMENT

The following table shows the components of premises and equipment, at cost, summarized by major classifications:

	December 31,		
(Dollars in thousands)	**2022**		2021
Land	$	**33,932**	$	18,469
Buildings		**49,406**		34,481
Leasehold improvements		**77,845**		66,098
Furniture and equipment		**55,284**		70,915
Gross premises and equipment		**216,467**		189,963
Less: Accumulated depreciation		**100,864**		102,668
Net premises and equipment	$	**115,603**	$	87,295

The Company recognized depreciation expense of $20.9 million, $13.5 million and $14.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.

10. LEASES

As a lessee, the Company enters into leases for its bank branches, corporate offices, and certain equipment. As a lessor, the Company primarily provides financing through its equipment leasing business.

Lessee

The Company's ongoing leases have remaining lease terms of less than 1 year to 39 years, which includes renewal options that are exercised at its discretion. The Company's lease terms to calculate the lease liability and right-of-use asset include options to extend the lease when it is reasonably certain that the Company will exercise the option. The lease liability and right-of-use asset is included in *Other liabilities* and *Other assets*, respectively, in the Consolidated Statement of Financial Condition. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized on a straight-line basis over the lease term. Operating lease expense is included in *Occupancy expense* in the Consolidated Statement of Income. The Company accounts for lease components separately from nonlease components and subleases certain real estate to third parties.

The components of the Company's ongoing operating lease cost were as follows:

	Twelve months ended		
(Dollars in thousands)	**December 31, 2022**	December 31, 2021	December 31, 2020
Operating lease cost [1]	**$ 20,123**	$ 18,564	$ 18,690
Sublease income	**(280)**	(365)	(372)
Net lease cost	**$ 19,843**	$ 18,199	$ 18,318

[1] Includes variable lease cost and short-term lease cost.

Supplemental balance sheet information related to operating leases was as follows:

(Dollars in thousands)	**December 31, 2022**	December 31, 2021
Right-of-use assets	**$ 138,182**	$ 144,134
Lease liabilities	**$ 158,269**	$ 159,526

Lease term and discount rate of operating leases

Weighted average remaining lease term (in years)	**17.91**	19.17
Weighted average discount rate	**4.25 %**	4.27 %

Maturities of operating lease liabilities were as follows:

(Dollars in thousands)	**December 31, 2022**
2023	**$ 19,372**
2024	**18,107**
2025	**18,158**
2026	**14,670**
2027	**13,538**
After 2027	**157,493**
Total lease payments	**241,338**
Less: Interest	**(83,069)**
Present value of lease liabilities	**$ 158,269**

Supplemental cash flow information related to leases was as follows:

(Dollars in thousands)	Twelve months ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 20,987	$ 17,834	$ 18,452
Right of use assets obtained in exchange for new operating lease liabilities (non-cash)	13,707	—	—

Lessor Equipment Leasing

The Company provides equipment and small business lease financing through its leasing subsidiary, NewLane Finance®, acquired from its Beneficial acquisition. Interest income from direct financing leases where the Company is a lessor is recognized in *Interest and fees on loans and leases* on the Consolidated Statements of Income. The allowance for credit losses on finance leases are included within *Provision for (recovery of) credit losses* on the Consolidated Statements of Income.

The components of direct finance lease income are summarized in the table below:

(Dollars in thousands)	Twelve months ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Direct financing leases:			
Interest income on lease receivable	$ 42,542	$ 21,947	$ 15,805
(Amortization)/accretion of deferred fees and costs	(3,718)	(1,963)	433
Total direct financing lease income	$ 38,824	$ 19,984	$ 16,238

Equipment leasing receivables relate to direct financing leases. The composition of the net investment in direct financing leases was as follows:

(Dollars in thousands)	December 31, 2022	December 31, 2021
Lease receivables	$ 642,369	$ 399,688
Unearned income	(95,683)	(55,066)
Deferred fees and costs	12,295	7,654
Net investment in direct financing leases	$ 558,981	$ 352,276

Future minimum lease payments to be received for direct financing leases were as follows:

(Dollars in thousands)	December 31, 2022
2023	$ 206,375
2024	173,070
2025	128,281
2026	85,130
2027	40,335
After 2027	9,178
Total lease payments	$ 642,369

11. GOODWILL AND INTANGIBLE ASSETS

In accordance with ASC 805, *Business Combinations* (ASC 805) and ASC 350, *Intangibles - Goodwill and Other* (ASC 350), all assets acquired and liabilities assumed in purchase acquisitions, including goodwill, indefinite-lived intangibles and other intangibles are recorded at fair value as of acquisition date.

WSFS performs its annual goodwill impairment test on October 1 or more frequently if events and circumstances indicate that the fair value of a reporting unit is less than its carrying value. In between annual tests, management performs a qualitative review of goodwill quarterly as part of the Company's review of the overall business to ensure no events or circumstances have occurred that would impact its goodwill evaluation. During the year ended December 31, 2022, management determined based on its qualitative assessment that it is not more likely than not that the fair values of our reporting units are less than their carrying values. No goodwill impairment exists during the year ended December 31, 2022.

The following table shows the allocation of goodwill to the reportable operating segments for purposes of goodwill impairment testing:

(Dollars in thousands)	WSFS Bank		Wealth Management		Consolidated Company	
December 31, 2020	$	452,629	$	20,199	$	472,828
Goodwill adjustments		—		—		—
December 31, 2021		452,629		20,199		472,828
Goodwill from business combinations		**297,646**		**116,691**		**414,337**
Goodwill adjustments[1]		**3,311**		**(6,839)**		**(3,528)**
December 31, 2022	**$**	**753,586**	**$**	**130,051**	**$**	**883,637**

[1] Goodwill adjustments include the remeasurements as noted in Note 3 and Wealth Management includes the impact of the sale of the BMTIA business.

ASC 350 requires that an acquired intangible asset be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The following table summarizes the Company's intangible assets:

(Dollars in thousands)	Gross Intangible Assets		Accumulated Amortization		Net Intangible Assets		Amortization Period
December 31, 2022							
Core deposits	**$**	**104,751**	**$**	**(40,443)**	**$**	**64,308**	**10 years**
Customer relationships		**68,281**		**(12,937)**		**55,344**	**7-15 years**
Non-compete agreements		**200**		**(200)**		**—**	**1 year**
Tradename		**2,900**		**—**		**2,900**	**indefinite**
Loan servicing rights[1]		**11,118**		**(5,075)**		**6,043**	**10-25 years**
Total intangible assets	**$**	**187,250**	**$**	**(58,655)**	**$**	**128,595**	
December 31, 2021							
Core deposits	$	93,811	$	(30,103)	$	63,708	10 years
Customer relationships		15,281		(7,876)		7,405	7-15 years
Loan servicing rights[2]		6,671		(3,381)		3,290	10-25 years
Total intangible assets	$	115,763	$	(41,360)	$	74,403	

[1] Includes impairment losses of $0.3 million for the year ended December 31, 2022.
[2] Includes reversal of impairment losses of $0.3 million for the year ended December 31, 2021.

In connection with the BMBC Merger on January 1, 2022, the Company recorded $10.9 million of core deposit intangibles, $53.0 million of customer relationships, $2.9 million for the Bryn Mawr Trust tradename, $0.2 million in non-compete agreements, and $3.3 million of loan servicing rights. See Note 3 to the Consolidated Financial Statements for additional information on intangible assets recorded in connection with the BMBC Merger.

The Company recognized amortization expense on other intangible assets of $15.7 million, $10.6 million and $10.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The following presents the estimated amortization expense of intangibles:

(Dollars in thousands)	Amortization of Intangibles
2023	$ 16,584
2024	16,332
2025	15,996
2026	15,328
2027	14,902
Thereafter	46,553
Total	$ 125,695

Servicing Assets

The Company records mortgage servicing rights on its mortgage loan servicing portfolio, which includes mortgages that it acquires or originates as well as mortgages that it services for others, and servicing rights on Small Business Administration (SBA) loans. Mortgage servicing rights and SBA loan servicing rights are included are in *Intangible assets* in the accompanying Consolidated Statements of Financial Condition. Mortgage loans which the Company services for others are not included in *Loans and leases, net of allowance* in the accompanying Consolidated Statements of Financial Condition. Servicing rights represent the present value of the future net servicing fees from servicing mortgage loans the Company acquires or originates, or that it services for others.

The value of the Company's mortgage servicing rights was $2.1 million and $0.5 million at December 31, 2022 and 2021, respectively, and the value of its SBA loan servicing rights was $4.0 million and $2.8 million at December 31, 2022 and 2021, respectively. In connection with the BMBC Merger, the Company acquired $2.0 million of mortgage servicing rights and $1.3 million of SBA loan servicing rights. Changes in the value of these servicing rights resulted in impairment losses of $0.3 million during 2022 and a reversal of impairment losses of $0.3 million during 2021. Revenues from originating, marketing and servicing mortgage loans as well as valuation adjustments related to capitalized mortgage servicing rights are included in *Mortgage Banking Activities, Net* in the Consolidated Statements of Income and revenues from the Company's SBA loan servicing rights are included in *Loan fee income,* in the Consolidated Statements of Income.

Besides the impairment on loan servicing rights noted above, there was no impairment of other intangible assets as of December 31, 2022 or 2021. Changing economic conditions that may adversely affect the Company's performance and could result in impairment, which could adversely affect earnings in the future.

12. DEPOSITS

The following table is a summary of the Company's deposits by category:

		December 31,		
(Dollars in thousands)		2022		2021
Noninterest-bearing:				
Noninterest-bearing demand	$	5,739,647	$	4,565,143
Total noninterest-bearing	$	5,739,647	$	4,565,143
Interest-bearing:				
Interest-bearing demand	$	3,346,682	$	2,793,279
Savings		2,161,858		1,970,744
Money market		3,730,778		2,906,260
Customer time deposits		1,102,013		988,974
Brokered deposits		122,591		15,662
Total interest-bearing	$	10,463,922	$	8,674,919
Total deposits	$	16,203,569	$	13,240,062

The following table is a summary of the remaining time to maturity for customer time deposits:

		December 31,		
(Dollars in thousands)		2022		2021
Certificates of deposit (not jumbo):				
Less than one year	$	712,582	$	623,762
One year to two years		163,260		161,486
Two years to three years		21,740		54,943
Three years to four years		11,303		12,116
Over four years		10,378		6,618
Total certificates of deposit (not jumbo)	$	919,263	$	858,925
Jumbo certificates of deposit [1]				
Less than one year	$	151,406	$	94,955
One year to two years		26,215		22,557
Two years to three years		3,732		11,488
Three years to four years		690		322
Over four years		707		727
Total jumbo certificates of deposit	$	182,750	$	130,049
Total certificates of deposit	$	1,102,013	$	988,974

[1] Represents certificates of deposit balances in excess of $250 thousand from individuals, businesses and municipalities.

The following table is a summary of interest expense on deposits by category:

		Year Ended December 31,				
(Dollars in thousands)		2022		2021		2020
Interest-bearing demand	$	7,441	$	2,262	$	4,229
Money market		13,536		3,218		9,423
Savings		965		586		3,518
Time deposits		5,626		7,332		18,699
Total customer interest expense	$	27,568	$	13,398	$	35,869
Brokered deposits		613		1,525		3,393
Total interest expense on deposits	$	28,181	$	14,923	$	39,262

13. BORROWED FUNDS

The following is a summary of borrowed funds by type, at or for the twelve months ended:

(Dollars in thousands)	Balance at End of Period	Weighted Average Interest Rate	Maximum Outstanding at Month End During the Period	Average Amount Outstanding During the Year	Weighted Average Interest Rate During the Year
December 31, 2022					
Federal funds purchased	$ —	— %	$ —	$ 11,603	3.82 %
FHLB advances	350,000	4.46	350,000	12,841	4.19
Trust preferred borrowings	90,442	6.63	90,442	90,337	3.85
Senior and subordinated debt	248,169	4.51	248,566	248,389	3.32
Other borrowed funds	38,283	0.10	38,283	35,473	0.10
December 31, 2021					
Federal funds purchased	$ —	— %	$ —	$ 27	— %
FHLB advances	—	—	—	184	2.72
Trust preferred borrowings	67,011	1.91	67,011	67,011	1.90
Senior debt	147,939	2.94	246,763	192,243	3.38
Other borrowed funds	24,527	0.10	27,292	21,634	0.10

Federal Funds Purchased and Securities Sold Under Agreements to Repurchase

During 2022 and 2021, the Company purchased federal funds as a short-term funding source. The Company had no securities sold under agreements to repurchase at December 31, 2022 and December 31, 2021.

Federal Home Loan Bank Advances

As of December 31, 2022, advances from the FHLB totaled $350.0 million with rates ranging from 4.45% to 4.50%. All FHLB advances had original maturities of less than one year.

Pursuant to collateral agreements with the FHLB, advances are secured by qualifying loan collateral, qualifying fixed-income securities, FHLB stock and an interest-bearing demand deposit account with the FHLB. As a member of the FHLB, the Company is required to purchase and hold shares of capital stock in the FHLB and was in compliance with this requirement with a stock investment in FHLB of $24.1 million at December 31, 2022 and $6.1 million at December 31, 2021. This stock is carried on the accompanying Consolidated Statements of Financial Condition at cost, which approximates liquidation value.

The Company received dividends on its stock investment in FHLB of $0.3 million and $0.1 million for the years ended December 31, 2022 and 2021, respectively. For additional information regarding FHLB Stock, see Note 19.

Trust Preferred Borrowings

In 2005, the Company issued $67.0 million of aggregate principal amount of Pooled Floating Rate Securities at a variable interest rate of 177 basis points over the three-month LIBOR rate. These securities are currently callable and have a maturity date of June 1, 2035.

In connection with the BMBC Merger, WSFS acquired Royal Bancshares Capital Trust I (Trust I) and Royal Bancshares Capital Trust II (Trust II) (collectively, the Trusts), which were utilized for the sole purpose of issuing and selling capital securities representing preferred beneficial interests. Although WSFS owns an aggregate of $774.0 thousand of the common securities of Trust I and Trust II, the Trusts are not consolidated into the Corporation's Consolidated Financial Statements as the Corporation is not deemed to be the primary beneficiary of these entities. Inclusive of the fair value marks, WSFS assumed junior subordinated debentures to the Trusts with a carrying value of $11.7 million each, totaling $23.4 million. The junior subordinated debentures incur interest at a coupon rate of 6.92% as of December 31, 2022. The rate resets quarterly based on 3-month LIBOR plus 2.15%.

Each of Trust I and Trust II issued an aggregate principal amount of $12.5 million of capital securities initially bearing fixed and/or fixed/floating interest rates corresponding to the debt securities held by each Trust to an unaffiliated investment vehicle and an aggregate principal amount of $387.0 thousand of common securities bearing fixed and/or fixed/floating interest rates corresponding to the debt securities held by each Trust to the Company. The Company has fully and unconditionally guaranteed all of the obligations of the Trusts, including any distributions and payments on liquidation or redemption of the capital securities.

The rights of holders of common securities of the Trusts are subordinate to the rights of the holders of capital securities only in the event of a default; otherwise, the common securities' economic and voting rights are pari passu with the capital securities. The capital and common securities of the Trusts are subject to mandatory redemption upon the maturity or call of the junior subordinated debentures held by each. Unless earlier dissolved, the Trusts will dissolve on December 15, 2034. The junior subordinated debentures are the sole assets of Trusts, mature on December 15, 2034, and may be called at par by the Company any time. The Company records its investments in the Trusts' common securities of $387.0 thousand each as investments in unconsolidated entities and records dividend income upon declaration by Trust I and Trust II.

Senior and Subordinated Debt

On June 13, 2016, the Company issued $100.0 million of senior notes due 2026 (the 2026 Notes). The 2026 Notes had a fixed coupon rate of 4.50% from issuance to but excluding June 15, 2021 and a variable coupon rate of three month LIBOR plus 3.30% from June 15, 2021 until maturity. The 2026 Notes were redeemed on June 15, 2021 at 100% of principal plus accrued and unpaid interest using cash on hand.

On December 3, 2020, the Company issued $150.0 million of senior notes due 2030 (the 2030 Notes). The 2030 Notes mature on December 15, 2030 and have a fixed coupon rate of 2.75% from issuance until December 15, 2025 and a variable coupon rate equal to the three-month term SOFR, reset quarterly, plus 2.485% from December 15, 2025 until maturity. The 2030 Notes may be redeemed beginning December 15, 2025 at 100% of principal plus accrued and unpaid interest. The remaining net proceeds from the issuance of the 2030 Notes are being used for general corporate purposes, including, but not limited to, financing organic growth, acquisitions, repurchases of common stock, and redemption of outstanding indebtedness. The carrying value of the 2030 Notes, inclusive of deferred issuance costs, was $148.2 million as of December 31, 2022.

In connection with the BMBC Merger, the Company assumed $30.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes due 2025 (the 2025 Notes) which were issued in a private placement to institutional accredited investors on August 6, 2015. The 2025 Notes mature on August 15, 2025, and currently bear interest at a variable rate that resets quarterly to a level equal to the then-current three-month LIBOR rate plus 3.068% until August 15, 2025, or any early redemption date. The interest rate of the 2025 Notes was 7.837% as of December 31, 2022. The carrying value of the 2025 Notes, inclusive of purchase accounting marks, was $30.0 million as of December 31, 2022.

In connection with the BMBC Merger, the Company assumed $70.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes due 2027 (the 2027 Notes) which were issued by BMBC in an underwritten public offering on December 13, 2017. The 2027 Notes mature on December 15, 2027, and currently bear interest at an annual fixed rate of 6.82% until and including December 14, 2022, and will thereafter bear interest at a variable rate that will reset quarterly to a level equal to the then-current three-month LIBOR rate plus 2.05% until December 15, 2027, or any early redemption date. The carrying value of the 2027 Notes, inclusive of purchase accounting marks, was $70.0 million as of December 31, 2022.

Other Borrowed Funds

Included in other borrowed funds are collateralized borrowings of $38.3 million and $24.5 million at December 31, 2022 and 2021, respectively, consisting of outstanding retail repurchase agreements, contractual arrangements under which portions of certain securities are sold overnight to retail customers under agreements to repurchase. Such borrowings were collateralized by mortgage-backed securities.

Borrower in Custody

The Company had $737.7 million and $282.1 million of loans and securities pledged to the Federal Reserve of Philadelphia (FRB) at December 31, 2022 and December 31, 2021, respectively. The Company did not borrow funds from the FRB during 2022 or 2021.

14. STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL

Savings associations such as the Bank are subject to regulatory capital requirements administered by various banking regulators. Failure to meet minimum capital requirements could result in certain actions by regulators that could have a material effect on the Company's Consolidated Financial Statements. Risk-based capital requirements applicable to bank holding companies and depository institutions include a minimum common equity Tier 1 capital ratio of 4.50% of risk-weighted assets, a minimum Tier 1 capital ratio of 6.00% of risk-weighted assets, and a current minimum total capital ratio of 8.00% of risk-weighted assets and a minimum Tier 1 leverage capital ratio of 4.00% of average assets.

As of December 31, 2022 and 2021, the Bank was in compliance with regulatory capital requirements and exceeded the levels necessary for the Bank to be considered "well capitalized" as defined in the regulations.

The following table presents the capital position of the Bank and the Company as of December 31, 2022 and 2021:

(Dollars in thousands)	Consolidated Capital		Minimum For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Percent	Amount	Percent	Amount	Percent
December 31, 2022						
Total Capital (to risk-weighted assets)						
Wilmington Savings Fund Society, FSB	$ 2,157,846	13.84 %	$ 1,246,886	8.00 %	$ 1,558,608	10.00 %
WSFS Financial Corporation	2,219,920	14.20	1,250,689	8.00	1,563,361	10.00
Tier 1 Capital (to risk-weighted assets)						
Wilmington Savings Fund Society, FSB	2,003,779	12.86	935,165	6.00	1,246,886	8.00
WSFS Financial Corporation	1,910,195	12.22	938,017	6.00	1,250,689	8.00
Common Equity Tier 1 Capital (to risk-weighted assets)						
Wilmington Savings Fund Society, FSB	2,003,779	12.86	701,373	4.50	1,013,095	6.50
WSFS Financial Corporation	1,910,195	12.22	703,512	4.50	1,016,185	6.50
Tier 1 Leverage Capital						
Wilmington Savings Fund Society, FSB	2,003,779	10.29	779,288	4.00	974,110	5.00
WSFS Financial Corporation	1,910,195	9.79	780,333	4.00	975,416	5.00
December 31, 2021						
Total Capital (to risk-weighted assets)						
Wilmington Savings Fund Society, FSB	$ 1,639,708	15.91 %	$ 824,687	8.00 %	$ 1,030,858	10.00 %
WSFS Financial Corporation	1,610,964	15.59	826,839	8.00	1,033,548	10.00
Tier 1 Capital (to risk-weighted assets)						
Wilmington Savings Fund Society, FSB	1,557,142	15.11	618,515	6.00	824,687	8.00
WSFS Financial Corporation	1,528,398	14.79	620,129	6.00	826,839	8.00
Common Equity Tier 1 Capital (to risk-weighted assets)						
Wilmington Savings Fund Society, FSB	1,557,142	15.11	463,886	4.50	670,058	6.50
WSFS Financial Corporation	1,463,398	14.16	465,097	4.50	671,806	6.50
Tier 1 Leverage Capital						
Wilmington Savings Fund Society, FSB	1,557,142	10.44	596,711	4.00	745,889	5.00
WSFS Financial Corporation	1,528,398	10.24	597,179	4.00	746,473	5.00

The Holding Company

As of December 31, 2022, the Company's capital structure includes one class of stock, $0.01 par common stock outstanding with each share having equal voting rights.

In 2005, the Trust issued Pooled Floating Rate Securities at a variable interest rate of 177 basis points over the three-month LIBOR rate with a scheduled maturity of June 1, 2035. The par value of these securities is $2.0 million and the aggregate principal is $67.0 million. The proceeds from the issue were invested in Junior Subordinated Debentures issued by the Company. At December 31, 2022, the coupon rate of the Trust securities was 6.53%. The effective rate will vary due to fluctuations in interest rates.

In connection with the BMBC Merger, WSFS acquired Royal Bancshares Capital Trust I (Trust I) and Royal Bancshares Capital Trust II (Trust II) (collectively, the Trusts), which were utilized for the sole purpose of issuing and selling capital securities representing preferred beneficial interests. Although WSFS owns an aggregate of $774.0 thousand of the common securities of Trust I and Trust II, the Trusts are not consolidated into the Corporation's Consolidated Financial Statements as the Corporation is not deemed to be the primary beneficiary of these entities. Inclusive of the fair value marks, WSFS assumed junior subordinated debentures to the Trusts with a carrying value of $11.7 million each, totaling $23.4 million. The junior subordinated debentures incur interest at a coupon rate of 6.92% as of December 31, 2022. The rate resets quarterly based on 3-month LIBOR plus 2.15%.

These securities are treated as borrowings with interest included in *Interest on trust preferred borrowings* on the Consolidated Statements of Income and included in *Trust preferred borrowings* in the Consolidated Statements of Financial Condition.

The *Trust preferred borrowings* issued in 2005 and acquired through the BMBC Merger qualify as Tier 2 capital. The *Trust preferred borrowings* issued in 2005 were previously Tier 1 capital, but migrated to Tier 2 capital following the BMBC Merger and impacts of 12 C.F.R. § 217.300(c)(2)(i). The Bank is prohibited from paying any dividend or making any other capital distribution if, after making the distribution, the Bank would be under-capitalized within the meaning of the Prompt Corrective Action regulations.

At December 31, 2022, $205.8 million in cash remains at the holding company to support the parent company's needs.

Pursuant to federal laws and regulations, the Company's ability to engage in transactions with affiliated corporations, including the loan of funds to, or guarantee of the indebtedness of, an affiliate, is limited.

During the year ended December 31, 2022, the Company repurchased 4,151,117 common shares at an average price of $46.78 per share as part of its share buy-back program approved by the Board of Directors. The program is consistent with the Company's intent to return a minimum of 35% of annual core net income to stockholders through dividends and share repurchases while maintaining capital ratios in excess of regulatory minimums, and in the case of the Bank, the "well-capitalized" benchmarks.

15. ASSOCIATE BENEFIT PLANS

Associate 401(k) Savings Plan

Certain subsidiaries of ours maintain a qualified plan in which Associates may participate. Participants in the plan may elect to direct a portion of their wages into investment accounts that include professionally managed mutual and money market funds and the Company's common stock. Generally, the principal and related earnings are tax deferred until withdrawn. The Company matches a portion of the Associates' contributions. As a result, the Company's total cash contributions to the plan on behalf of its Associates resulted in an expense of $9.1 million, $7.0 million, and $6.6 million for 2022, 2021, and 2020, respectively.

All contributions are invested in accordance with the Associates' selection of investments. If Associates do not designate how discretionary contributions are to be invested, 100% is invested in target-date fund that corresponds with the participant's age. Associates may generally make transfers to various other investment vehicles within the plan. The plan's yearly activity includes net sales of 8,000, 33,000 and 14,000 shares of the Company's common stock in 2022, 2021 and 2020 respectively. There were no purchases in 2022, 2021 or 2020.

Postretirement Medical Benefits

The Company shares certain costs of providing health and life insurance benefits to eligible retired Associates (employees) and their eligible dependents. Previously, all Associates were eligible for these benefits if they reached normal retirement age while working for the Company. Effective March 31, 2014, the Company changed the eligibility of this plan to include only those Associates who have achieved ten years of service as of March 31, 2014. The Company uses the mortality table issued by the Office of the Actuary of the U.S. Bureau of Census in its calculation.

The Company accounts for its obligations under the provisions of ASC 715, *Compensation - Retirement Benefits* (ASC 715). ASC 715 requires that the Company recognized the costs of these benefits over an Associate's active working career. Amortization of unrecognized net gains or losses resulting from experience different from that assumed and from changes in assumptions is included as a component of net periodic benefit cost over the remaining service period of active employees to the extent that such gains and losses exceed 10% of the accumulated postretirement benefit obligation, as of the beginning of the year. The Company recognizes its service cost in *Salaries, benefits and other compensation* and the other components of net periodic benefit cost in *Other operating expenses* in the Consolidated Statements of Income.

ASC 715 requires that the Company recognizes the funded status of its defined benefit postretirement plan in the statement of financial condition, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represented the net unrecognized actuarial losses and unrecognized transition obligation remaining from the initial adoption of ASC 715, all of which were previously netted against the plan's funded status in the statement of financial condition pursuant to the provisions of ASC 715. These amounts will be subsequently recognized as net periodic pension costs pursuant to the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods, and are not recognized as net periodic pension cost in the same periods, will be recognized as a component of other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of ASC 715.

The following disclosures relating to postretirement medical benefits were measured at December 31:

(Dollars in thousands)	2022		2021		2020
Change in benefit obligation:					
Benefit obligation at beginning of year	$	2,138	$ 2,288	$	2,170
Service cost		52	67		61
Interest cost		51	54		67
Actuarial (gain) loss		(833)	(216)		80
Benefits paid		(77)	(55)		(90)
Benefit obligation at end of year	$	1,331	$ 2,138	$	2,288
Change in plan assets:					
Fair value of plan assets at beginning of year	$	—	$ —	$	—
Employer contributions		77	55		90
Benefits paid		(77)	(55)		(90)
Fair value of plan assets at end of year	$	—	$ —	$	—
Unfunded status	$	(1,331)	$ (2,138)	$	(2,288)
Amounts recognized in accumulated other comprehensive income[1]:					
Net prior service credit	$	283	$ 359	$	435
Net gain		1,625	607		376
Net amount recognized	$	1,908	$ 966	$	811
Components of net periodic (benefit) cost:					
Service cost	$	52	$ 67	$	61
Interest cost		51	54		67
Amortization of prior service cost		(76)	(76)		(76)
Net gain recognition		(84)	(20)		(36)
Net periodic (benefit) cost	$	(57)	$ 25	$	16
Assumption used to determine net periodic benefit cost:					
Discount rate		2.80 %	2.40 %		3.20 %
Assumption used to value the Accumulated Postretirement Benefit Obligation (APBO):					
Discount rate		5.00 %	2.70 %		2.40 %

[1]   Before tax effects

Estimated future benefit payments:

The following table shows the expected future payments for the next 10 years:

(Dollars in thousands)		
During 2023	$	55
During 2024		58
During 2025		62
During 2026		65
During 2027		68
During 2028 through 2032		390
	$	698

The Company assumes medical benefits will increase at an average rate of less than 10% per annum. The costs incurred for retirees' health care are limited since certain current and all future retirees are restricted to an annual medical premium cap indexed (since 1995) by the lesser of 4% or the actual increase in medical premiums paid by us. For 2022, this annual premium cap amounted to $4,157 per retiree. The Company estimates that it will contribute approximately $4,323 per retiree to the plan during fiscal 2023.

Alliance Associate Pension Plan

During the fourth quarter of 2015, the Company completed the acquisition of Alliance. At the time of the acquisition the Company assumed the Alliance pension plan offered to current Alliance associates.

During the fourth quarter of 2018, the Company notified the Alliance pension plan participants, the Internal Revenue Service (IRS), and the Pension Benefit Guaranty Corporation (PBGC) of its intention to terminate the plan and received IRS and PBGC approval in the first quarter of 2020. The Company completed the termination and contributed $0.5 million to the plan to settle the obligation during the three months ended June 30, 2020.

The following disclosures relating to Alliance pension benefits were measured at:

(Dollars in thousands)	June 30, 2020
Change in benefit obligation:	
Benefit obligation at beginning of year	$ 6,893
Interest cost	105
Settlements	(7,272)
Actuarial loss	274
Benefit obligation at end of period	$ —
Change in plan assets:	
Fair value of plan assets at beginning of year	$ 7,431
Actual return on plan assets	(159)
Settlements	(7,272)
Fair value of plan assets at end of period	$ —
Funded status	$ —
Amounts recognized in accumulated other comprehensive income[(1)]:	
Net loss	$ —
Components of net periodic cost:	
Service cost	$ 17
Interest cost	105
Expected return on plan assets	(196)
Plan settlement loss	1,431
Net periodic cost	$ 1,357

[(1)]   Before tax effects

Beneficial Associate Pension and other postretirement benefit plans

On March 1, 2019, the Company closed the acquisition of Beneficial. At the time of acquisition, the Company assumed the pension plan covering certain eligible Beneficial Associates. The plan was frozen in 2008.

The following disclosures relating to Beneficial pension benefits and other postretirement benefit plans were measured at December 31, 2022:

| | 2022 | | 2021 | |
	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
(Dollars in thousands)				
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 104,695	$ 18,105	$ 112,283	$ 19,302
Service cost	—	33	—	39
Interest cost	2,425	383	2,100	309
Plan participants' contributions	—	55	—	68
Amendments	—	—	(83)	—
Actuarial gain	(26,233)	(3,346)	(4,420)	(442)
Benefits paid	(5,736)	(1,336)	(5,185)	(1,171)
Benefit obligation at end of year	$ 75,151	$ 13,894	$ 104,695	$ 18,105
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 108,242	$ —	$ 111,129	$ —
Actual return on Plan Assets	(22,867)	—	2,734	—
Employer contribution	225	1,281	308	1,103
Participants' contributions	—	55	—	68
Settlements	—	—	(83)	—
Benefits paid	(5,736)	(1,336)	(5,185)	(1,171)
Administrative expenses	(577)	—	(661)	—
Fair value of plan assets at end of year	$ 79,287	$ —	$ 108,242	$ —
Funded (unfunded) status	$ 4,136	$ (13,894)	$ 3,547	$ (18,105)
Amounts recognized in accumulated other comprehensive income[1]:				
Net loss (gain)	$ 10,658	$ (3,259)	$ 6,882	$ 87
Components of net periodic (benefit) cost:				
Service cost	$ —	$ 33	$ —	$ 39
Interest cost	2,425	383	2,100	309
Expected return on plan assets	(6,586)	—	(6,783)	—
Net loss (gain) recognition	16	—	27	(11)
Net periodic (benefit) cost	$ (4,145)	$ 416	$ (4,656)	$ 337

[1] Before tax effects

Significant assumptions used to calculate the net periodic benefit cost and obligation for Beneficial postretirement plans as of December 31, 2022 are as follows:

Consolidated Pension Plan	2022	2021
Discount rate for net periodic benefit cost	2.82 %	2.50 %
Expected return on plan assets	6.25 %	6.25 %
Discount rate for disclosure obligations	5.24 %	2.82 %
Beneficial Bank Other Postretirement		
Discount rate for net periodic benefit cost	2.69 %	2.32 %
Discount rate for disclosure obligations	5.18 %	2.70 %
FMS Other Postretirement		
Discount rate for net periodic benefit cost	2.07 %	1.47 %
Discount rate for disclosure obligations	4.93 %	2.07 %
Split-Dollar Plan		
Discount rate for net periodic benefit cost	2.05 %	1.44 %
Discount rate for disclosure obligations	4.92 %	2.04 %

Estimated future benefit payments:

The following table shows the expected future payments for the next 10 years:

(Dollars in thousands)	Pension Benefits		Other Postretirement Benefits
During 2023	$	4,846	$ 1,081
During 2024		6,398	1,122
During 2025		5,043	1,167
During 2026		6,561	1,170
During 2027		6,067	1,159
During 2028 through 2032		27,458	5,400
	$	56,373	$ 11,099

The fair values and weighted average asset allocations in plan assets of all pension and postretirement plan assets at December 31, 2022 and 2021 by asset category are as follows:

Category Used for Fair Value Measurement

December 31, 2022

(Dollars in thousands)	Level 1		Level 2		Level 3		Total		Percent
Assets:									
Mutual Funds:									
Large cap	$	3,721	$	—	$	—	$	3,721	4.7 %
International		6,651		—		—		6,651	8.4
Global Managed Volatility		5,901		—		—		5,901	7.4
U.S. Managed Volatility		2,216		—		—		2,216	2.8
Fixed Income		43,255		—		—		43,255	54.6
U.S. Government Agencies		—		17,259		—		17,259	21.8
Pooled separate accounts		123		—		—		123	0.2
Accrued Income		161		—		—		161	0.1
Total	$	62,028	$	17,259	$	—	$	79,287	100.0 %

Category Used for Fair Value Measurement

December 31, 2021

(Dollars in thousands)	Level 1		Level 2		Level 3		Total		Percent
Assets:									
Mutual Funds:									
Large cap	$	5,610	$	—	$	—	$	5,610	5.2 %
Mid cap		75		—		—		75	0.1
Small cap		59		—		—		59	0.1
International		9,728		—		—		9,728	9.0
Global Managed Volatility		8,640		—		—		8,640	8.0
U.S. Managed Volatility		3,243		—		—		3,243	3.0
Fixed Income		69,194		—		—		69,194	63.9
U.S. Government Agencies		—		11,524		—		11,524	10.6
Accrued Income		169		—		—		169	0.1
Total	$	96,718	$	11,524	$	—	$	108,242	100.0 %

As of December 31, 2022, pension and postretirement plan assets were comprised of investments in equity mutual funds, fixed income mutual funds, and pooled separate accounts. The Bank's consolidated pension plan investment policy provides that assets are to be managed over a long-term investment horizon to ensure that the chances and duration of investment losses are carefully weighed against the long-term potential for asset appreciation. The primary objective of managing a plan's assets is to improve the plan's funded status. A secondary financial objective is, where possible, to minimize pension expense volatility. The Company's pension plan allocates assets based on the plan's funded status to risk management and return enhancement asset classes. The risk management class is comprised of a long duration fixed income fund while the return enhancement class consists of equity and other fixed income funds. Asset allocation ranges are generally 40% to 80% for risk management and 20% to 60% for return enhancement when the funded status is less than 110%, and 50% to 90% in risk management and 10% to 50% for return enhancement when the funded status reaches 110%, subject to the discretion of the Company. Also, a small portion is maintained in cash reserves when appropriate.

The Company has four additional plans which are no longer being provided to current Associates: (1) a Supplemental Pension Plan with a corresponding liability of $0.3 million and $0.4 million for December 31, 2022 and 2021 respectively; (2) an Early Retirement Window Plan with a corresponding liability of $0.1 million for both December 31, 2022 and 2021; (3) a Supplemental Executive Retirement Plan with a corresponding liability of $1.3 million and $1.4 million for December 31, 2022 and 2021, respectively, and; (4) a Post-Retirement Medical Plan with a corresponding liability of $0.1 million for both December 31, 2022 and 2021.

16. INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return and separate state income tax returns. The Company's income tax provision consists of the following:

(Dollars in thousands)		Year ended December 31,					
		2022		2021		2020	
Current income taxes:							
Federal taxes	$	63,203	$	32,836	$	57,716	
State and local taxes		18,763		13,421		6,768	
Deferred income taxes:							
Federal taxes		(4,094)		37,251		(32,962)	
State and local taxes		89		2,587		114	
Total	$	77,961	$	86,095	$	31,636	

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31, 2022 and 2021:

(Dollars in thousands)		2022		2021
Deferred tax assets:				
Allowance for credit losses	$	33,323	$	19,847
Purchase accounting adjustments—loans		13,807		10,264
Reserves and other accruals		23,189		16,444
Investments		1,579		2,038
Net operating losses		3,315		96
Derivatives		3,521		4,181
Employee benefit plans		181		1,340
Lease liabilities		33,236		33,501
Unrealized losses on available-for-sale securities		212,222		10,642
Other[1]		1,179		383
Total deferred tax assets	$	325,552	$	98,736
Deferred tax liabilities:				
Legal settlement		—		(3,150)
Accelerated depreciation		(5,994)		(4,467)
Right of use assets		(28,859)		(30,268)
Deferred loan costs		(53)		(230)
Intangibles		(35,610)		(20,897)
Other[2]		(4,280)		(756)
Total deferred tax liabilities		(74,796)		(59,768)
Net deferred tax asset	$	250,756	$	38,968

[1] Other deferred tax assets includes deferred gains and tax credits in 2022 and 2021, and reverse mortgages in 2022.
[2] Other deferred tax liabilities includes derivatives and partnership investments in 2022 and 2021, and reverse mortgages in 2021.

Included in the table above are deferred taxes recorded in accumulated OCI. At December 31, 2022, such items consisted primarily of deferred tax assets of $212.2 million of unrealized losses on certain investments in debt securities accounted for under ASC 320 and $1.5 million of unrealized losses related to postretirement benefit obligations accounted for under ASC 715. At December 31, 2021, the deferred tax assets consisted primarily of $10.6 million of unrealized gains on certain investments in debt securities and $1.5 million of unrealized losses related to postretirement benefit obligations.

Based on the Company's history of prior earnings and its expectations of the future, it is anticipated that operating income and the reversal pattern of its temporary differences will, more likely than not, be sufficient to realize a net deferred tax asset of $250.8 million at December 31, 2022. The Company reduces the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. The need to establish valuation allowances for deferred tax assets is assessed quarterly. In assessing the requirement for, and amount of, a valuation allowance in accordance with the more likely than not standard for all periods, the Company considers all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the generation of future profitability, the reversal of deferred tax liabilities, and tax planning strategies.

The Company has $15.8 million of remaining Federal NOLs. Such NOLs expire beginning in 2030 and, due to Internal Revenue Service (IRS) limitations, $2.8 million are being utilized each year. Accordingly, the Company fully expects to utilize all of these NOLs. The Company has no state NOLs. Finally, the Company has $0.5 million of alternative minimum tax credits that have no expiration date and are fully expected to be utilized.

A reconciliation showing the differences between the Company's effective tax rate and the U.S. Federal statutory tax rate is as follows:

	Year ended December 31,		
Year Ended December 31,	**2022**	2021	2020
Statutory federal income tax rate	**21.0 %**	21.0 %	21.0 %
State tax, net of federal tax benefit	**5.1**	3.9	3.7
Adjustment to net deferred tax asset for enacted changes in tax laws and rates	**—**	—	(1.2)
Tax-exempt interest	**(0.5)**	(0.2)	(0.7)
Bank-owned life insurance income	**—**	(0.1)	(0.2)
Excess tax benefits from share-based compensation	**—**	(0.1)	—
Nondeductible acquisition costs	**0.1**	0.2	—
Federal tax credits, net of amortization	**(0.4)**	(0.5)	(0.8)
Nondeductible compensation	**0.2**	—	—
Nondeductible goodwill	**0.5**	—	—
Other	**(0.1)**	(0.1)	—
Effective tax rate	**25.9 %**	24.1 %	21.8 %

Section 2303(b) of the CARES act provides the Company with an opportunity to carry back net operating losses (NOLs) arising from 2018, 2019 and 2020 to the prior five tax years. The Company has such NOLs reflected on its balance sheet as a portion of its current tax receivables, which were previously valued at the federal corporate income tax rate of 21%. However, the provisions of the CARES Act provide for NOL carryback claims to be calculated based on a rate of 35%, which was the federal corporate tax rate in effect for the carryback years. Consequently, effective March 31, 2020, the Company has revalued the benefit from its NOLs to reflect a 35% tax rate, which resulted in the recognition of an additional $1.7 million income tax benefit and deferred tax asset on the Company's Consolidated Statements of Financial Condition.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Benefits from tax positions are recognized in the financial statements only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met. ASC 740 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties.

There were no unrecognized tax benefits as of December 31, 2022. The Company records interest and penalties on potential income tax deficiencies as income tax expense. The Company's federal and state tax returns for the 2019 through 2022 tax years are subject to examination as of December 31, 2022. No federal or state income tax return examinations are currently in process. The Company does not expect to record or realize any material unrecognized tax benefits during 2023.

The amortization of the low-income housing credit investments has been reflected as income tax expense in the amount of $4.8 million for the year ended December 31, 2022, compared to $3.6 million and $3.3 million for the years ended December 31, 2021 and December 31, 2020, respectively.

The amount of affordable housing tax credits, amortization and tax benefits recorded as income tax expense for the year ended December 31, 2022 were $4.3 million, $4.8 million and $1.3 million respectively. The carrying value of the investment in affordable housing credits is $69.0 million December 31, 2022, compared to $39.6 million December 31, 2021.

17. STOCK-BASED COMPENSATION

The Company's stock incentive plans provide for the granting of stock options, stock appreciation rights, performance awards, restricted stock, restricted stock units (RSUs), performance-based restricted stock units (PSUs) and other stock based awards or cash incentives that are consistent with the purpose of the incentive plans and interests of the Company. Upon stockholder approval in 2018, the 2013 Incentive Plan (2013 Plan) was replaced by the 2018 Incentive Plan (2018 Plan). However, outstanding awards under the 2013 Plan remain in effect in accordance with their original terms. The 2018 Plan was amended in 2021 to increase the number of shares of Common Stock available for issuance. The 2018 Plan will terminate on the tenth anniversary of its effective date, after which no awards may be granted. The number of shares reserved for issuance under the 2018 Plan is 3,000,000. In addition, in connection with the BMBC Merger, an additional 261,709 shares were transferred into the 2018 Plan from the Bryn Mawr Incentive Plan and the Bryn Mawr Retainer Plan, which were assumed by the Company. At December 31, 2022, 869,838 shares were available for future grants under the 2018 Plan. Generally, all time-based awards become fully vested and outstanding stock options and stock appreciation rights become exercisable immediately in the event of a change in control, as defined in the plans.

During February 2022, the Board of Directors and the Personnel and Compensation Committee (the Committee) approved the Executive Leadership Team Incentive Plan (ELTIP), which provides for new cash and equity awards designed to recognize the rewards and efforts of the Company's executive leadership team for the Company's achievement of certain key measures of short-term success and the value of such success to the Company's longer-term performance. Awards under the ELTIP include short-term incentive (STI) cash bonus awards and long-term incentive (LTI) awards of RSUs and PSUs that will be issued under the Company's 2018 Incentive Plan. LTI awards under the ELTIP will be awarded to the CEO and Executive Vice Presidents that directly report to the Chairman, CEO and President in the form of RSUs that vest in equal annual installments over a three-year service period, and PSUs that vest based on a service condition defined as the achievement of a three-year service period and a performance condition based on the Company's cumulative core ROA performance over a three-year period relative to the KBW Nasdaq Regional Bank Index (the KRX Index) for the same period.

Total stock-based compensation expense recognized was $9.0 million ($6.7 million after tax) for 2022, $6.3 million ($4.8 million after tax) for 2021, and $3.1 million ($2.5 million after tax) for 2020. As part of the expense calculation, the Company has elected to recognize forfeitures as they occur. Stock-based compensation expense related to awards granted to Associates is recorded in *Salaries, benefits and other compensation*; expense related to awards granted to directors is recorded in *Other operating expense* in the Company's Consolidated Statements of Income.

Stock Options

Stock options are granted with an exercise price not less than the fair market value of the Company's common stock on the date of the grant. No stock options were granted during 2022. All stock options granted during 2021 and 2020 vest in 25% per annum increments, start to become exercisable in April of the year following the year of grant, and expire between five and seven years from the grant date. New shares are issued upon the exercise of options.

The Company determines the grant date fair value of stock options using the Black-Scholes option-pricing model. The model requires the use of numerous assumptions, many of which are subjective. Significant assumptions used to determine 2021 and 2020 grant date fair value included expected term, which was derived from historical exercise patterns and represents the amount of time that stock options granted are expected to be outstanding; volatility, measured using the fluctuation in month end closing stock prices over a period which corresponds with the average expected option life; a weighted-average risk-free rate of return (zero coupon treasury yield); and a dividend yield indicative of the Company's current dividend rate. The assumptions used to determine the grant date fair value for options issued during 2021 and 2020 are presented below:

	2021	2020
Expected term (in years)	5.5	5.5
Volatility	23.9 %	25.0 %
Weighted-average risk-free interest rate	1.16 %	1.06 %
Dividend yield	1.33 %	1.39 %

A summary of option activity as of December 31, 2022, and changes during the year the ended December 31, 2022, is presented below:

| | 2022 | | | |
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In Thousands)
Stock Options:				
Outstanding at beginning of year	465,424 $	41.39	4.52 $	4,243
Less: Exercised	(36,397)	26.43		
Forfeited	(67,312)	40.53		
Expired	(5,400)	51.84		
Outstanding at end of year	356,315	42.92	3.43	1,562
Nonvested at end of year	131,928	44.43	1.84	120
Exercisable at end of year	224,387	42.04	2.79	1,038

The weighted-average fair value of options granted was $10.44 in 2021 and $7.19 in 2020. The aggregate intrinsic value of options exercised was $0.8 million in 2022, $1.9 million in 2021, and $1.8 million in 2020.

The following table summarizes the non-vested stock option activity during the year the ended December 31, 2022:

| | 2022 | | |
	Shares	Weighted-Average Exercise Price	Weighted-Average Grant Date Fair Value
Stock Options:			
Nonvested at beginning of period	245,462 $	43.28 $	9.09
Less: Vested	(98,893)	42.98	9.21
Forfeited	(14,641)	34.90	7.81
Nonvested at end of period	131,928	44.43	9.15

The total amount of unrecognized compensation cost related to non-vested stock options as of December 31, 2022 was $0.7 million. The weighted-average period over which the expense is expected to be recognized is 1.85 years. During 2022, the Company recognized $0.7 million of compensation expense related to these awards.

Restricted Stock Units

RSUs are granted at no cost to the recipient and generally vest over a four year period, with the exception of RSUs from the ELTIP which vest over a three year period. All outstanding awards granted to senior executives vest over no less than a three year period. The 2013 and 2018 Plans allow for awards with vesting periods less than four years, subject to Board approval. The fair value of RSUs is equal to the fair value of the common stock on the date of grant. The expense related to RSUs granted to Associates is recognized in *Salaries, benefits and other compensation* and granted to directors in *Other operating expense* on an accrual basis over the requisite service period for the entire award. When restricted stock is awarded to individuals from whom the Company may not receive services in the future, the expense is recognized when the award is granted, instead of amortizing the expense over the vesting period of the award.

The weighted-average fair value of RSUs granted was $49.24 in 2022, $45.64 in 2021, and $37.52 in 2020. The total amount of compensation cost to be recognized relating to nonvested restricted stock units as of December 31, 2022 was $11.5 million. The weighted-average period over which the cost is expected to be recognized is 2.41 years. During 2022, the Company recognized $7.5 million of compensation cost related to these awards.

The following table summarizes the Company's RSUs and changes during the year:

	Units (in whole)	Weighted Average Grant-Date Fair Value per Unit
Balance at December 31, 2021	235,481	$ 41.62
Plus: Granted	263,326	49.24
Less: Vested	(107,949)	43.17
Forfeited	(33,220)	42.67
Balance at December 31, 2022	357,638	46.70

The total fair value of RSUs that vested was $4.5 million in 2022, $1.9 million in 2021, and $1.9 million in 2020.

Performance Stock Units

PSUs are granted at no cost to the recipient and vest based on both service and performance conditions. The service condition is defined as the achievement of a three-year service period between January 1, 2022 and December 31, 2024. The service condition can be waived at the discretion of the Committee. The performance condition is based on the Company's cumulative core ROA performance over a three-year period relative to the KRX Index for the same period. The actual number of shares that will vest at the end of the three-year period will be based on the core ROA performance over the three-year period relative to the KRX Index. If such performance is at the 25th percentile, 50th percentile, 75th percentile and 100th percentile, grantees will receive 25%, 50%, 75%, and 100% of their maximum award grant, respectively. The fair value of PSUs is equal to the fair value of the common stock on the date of grant. The expense related to PSUs granted to Associates is recognized in *Salaries, benefits and other compensation* on an accrual basis over the requisite service period if the performance condition is probable and the service condition is met.

The weighted-average fair value of PSUs granted was $49.76 in 2022. The total amount of compensation cost to be recognized relating to nonvested performance stock units (based on current performance estimates) was $2.1 million as of December 31, 2022. The weighted-average period over which the cost is expected to be recognized is 2.00 years. During 2022, the Company recognized $0.9 million of compensation cost related to these awards. The following table summarizes the Company's PSUs and changes during the year:

	Units (in whole)	Weighted Average Grant-Date Fair Value per Unit
Balance at December 31, 2021	—	$ —
Plus: Granted	102,885	49.76
Less: Forfeited	(7,365)	49.76
Balance at December 31, 2022	95,520	49.76

Integration Performance RSU Plan: In February 2019, the Board of Directors approved the Integration Performance RSU Plan ("the Integration Plan"), in which certain senior executives were granted awards based on the achievement of three defined goals measuring the success of the integration of Beneficial and execution of the Company's strategic goals over the five-year period ending 2023. The Plan provided for a three-year performance achievement period beginning in 2021 and ending in 2023. In February 2022, the Integration Plan was terminated. In connection with the termination of the Integration Plan, the portion of the related Integration Performance-Based RSU Awards (the Integration Awards) attributable to core ROA was terminated, the Gallup Q12 performance goal was met, and the Committee exercised its discretion under the Integration Plan to deem the Gallup CE3 performance goal met. Thus, 20% of the restricted stock units subject to the Integration Awards will performance vest and become subject to service-based vesting conditions.

Beneficial Acquisition Success Plan: On December 10, 2020, the Board of Directors approved the Beneficial Acquisition Success Plan (the Success Plan), which was designed to recognize and reward the Company's achievement of certain key measures of near-term success related to Beneficial and the efforts of the Company's senior leaders and the value of such success to the Company's longer term performance. The key measures of success related to Beneficial include acquisition economics, one-time acquisition costs, banking location integration and optimization, customer deposit retention, and cost synergies. Awards under the Success Plan were awarded as RSUs vesting in equal annual installments over three years. The Company granted 66,703 RSUs under the Success Plan on December 10, 2020. During 2022, the Company recognized $0.7 million of compensation expense related to these awards.

Awards from the Integration Plan and the Success Plan were issued under the Company's 2018 Incentive Plan.

18. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In the ordinary course of business, the Company is subject to legal actions that involve claims for monetary relief. See Note 25 for additional information.

Financial Instruments With Off-Balance Sheet Risk

In the ordinary course of business, the Company is a party to financial instruments with off-balance sheet risk, primarily to meet the financing needs of its customers. To varying degrees, these financial instruments involve elements of credit risk that are not recognized in the Consolidated Statements of Financial Condition.

Exposure to loss for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. The Company generally requires collateral to support such financial instruments in excess of the contractual amount of those instruments and use the same credit policies in making commitments as it does for on-balance sheet instruments.

The following represents a summary of off-balance sheet financial instruments at year-end:

	December 31,	
(Dollars in thousands)	2022	2021
Financial instruments with contract amounts which represent potential credit risk:		
Construction loan commitments	$ 699,748	$ 403,767
Commercial mortgage loan commitments	96,208	91,871
Commercial loan commitments	863,566	1,088,098
Owner-occupied commercial commitments	27,198	74,846
Commercial standby letters of credit	101,888	92,048
Residential loan commitments	4,032	6,815
Consumer loan commitments	1,011,739	731,850
Total	$ 2,804,379	$ 2,489,295

At December 31, 2022, the Company had total commitments to extend credit of $2.8 billion. Commitments for consumer lines of credit were $1.0 billion of which, $913.0 million were secured by real estate. Residential loan commitments generally have closing dates within a one month period but can be extended to six months. Not reflected in the table above are commitments to sell residential loans of $15.3 million and $57.9 million at December 31, 2022 and 2021, respectively.

Commitments provide for financing on predetermined terms as long as the customer continues to meet specific criteria. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The Company evaluates each customer's creditworthiness and obtain collateral based on its credit evaluation of the counterparty.

Secondary Market Loan Sales

The Company typically sells newly originated residential loans in the secondary market to mortgage loan aggregators and on a more limited basis, to GSEs, such as FHLMC, FNMA, and the FHLB. Loans held for sale are reflected on the Consolidated Statements of Financial Condition at their fair value with changes in the value reflected in the Consolidated Statements of Income. Gains and losses are recognized at the time of sale. The Company periodically retains the servicing rights on residential loans sold which results in monthly service fee income. The mortgage servicing rights are included in Intangible assets in the Consolidated Statements of Financial Condition. Otherwise, the Company sells loans with servicing released on a nonrecourse basis. Rate-locked loan commitments that the Company intends to sell in the secondary market are accounted for as derivatives under ASC 815, *Derivatives and Hedging* (ASC 815).

The Company does not sell loans with recourse, except for standard loan sale contract provisions covering violations of representations and warranties and, under certain circumstances, early payment default by the borrower. These are customary repurchase provisions in the secondary market for residential loan sales. These provisions may include either an indemnification from loss or the repurchase of loans. Repurchases and losses have been rare and no provision is made for losses at the time of sale. There were two repurchases for $0.8 million during the year ended December 31, 2022 and no repurchases during the same period in 2021.

Unfunded Lending Commitments

At December 31, 2022 and December 31, 2021, the allowance for credit losses of unfunded lending commitments was $11.9 million and $7.4 million, respectively. A provision expense for unfunded lending commitments of $0.3 million was recognized during the year ended December 31, 2022, and a provision release for unfunded lending commitments of $0.8 million was recognized during year ended December 31, 2021.

19. FAIR VALUE DISCLOSURES OF FINANCIAL ASSETS AND LIABILITIES

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

ASC 820-10, *Fair Value Measurement* (ASC 820-10) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

- Level 1: Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

- Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following tables present financial instruments carried at fair value as of December 31, 2022 and December 31, 2021 by level in the valuation hierarchy (as described above):

	December 31, 2022			
(Dollars in thousands)	Quoted Prices in Active Markets for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets measured at fair value on a recurring basis:				
Available-for-sale securities:				
CMO	$ —	$ 506,380	$ —	$ 506,380
FNMA MBS	—	3,250,258	—	3,250,258
FHLMC MBS	—	121,999	—	121,999
GNMA MBS	—	36,138	—	36,138
GSE agency notes	—	178,285	—	178,285
Other assets	—	156,912	81	156,993
Total assets measured at fair value on a recurring basis	$ —	$ 4,249,972	$ 81	$ 4,250,053
Liabilities measured at fair value on a recurring basis:				
Other liabilities	$ —	$ 156,520	$ 17,102	$ 173,622
Assets measured at fair value on a nonrecurring basis:				
Other investments	$ —	$ —	$ 26,120	$ 26,120
Other real estate owned	—	—	833	833
Loans held for sale	—	42,985	—	42,985
Total assets measured at fair value on a nonrecurring basis	$ —	$ 42,985	$ 26,953	$ 69,938

(Dollars in thousands)	December 31, 2021 Quoted Prices in Active Markets for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets measured at fair value on a recurring basis:				
Available-for-sale securities:				
CMO	$ —	$ 575,766	$ —	$ 575,766
FNMA MBS	—	4,245,684	—	4,245,684
FHLMC MBS	—	145,528	—	145,528
GNMA MBS	—	17,936	—	17,936
GSE agency notes	—	220,397	—	220,397
Other assets	—	5,153	—	5,153
Total assets measured at fair value on a recurring basis	$ —	$ 5,210,464	$ —	$ 5,210,464
Liabilities measured at fair value on a recurring basis:				
Other liabilities	$ —	$ 3,039	$ 20,252	$ 23,291
Assets measured at fair value on a nonrecurring basis:				
Other investments	$ —	$ —	$ 10,518	$ 10,518
Other real estate owned	—	—	2,320	2,320
Loans held for sale	—	113,349	—	113,349
Total assets measured at fair value on a nonrecurring basis	$ —	$ 113,349	$ 12,838	$ 126,187

Fair value is based on quoted market prices, where available. If such quoted market prices are not available, fair value is based on internally developed models or obtained from third parties that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include unobservable parameters. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the Company believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Available-for-sale securities

Securities classified as available-for-sale are reported at fair value using Level 2 inputs. The Company believes that this Level 2 designation is appropriate under ASC 820-10, as these securities are GSEs and GNMA securities with almost all fixed income securities, none are exchange traded, and all are priced by correlation to observed market data. For these securities the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, U.S. government and agency yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the security’s terms and conditions, among other factors.

Other investments

Other investments includes equity investments without readily determinable fair values and equity method investments, which are categorized as Level 3. The Company’s equity investments without readily determinable fair values are held at cost, and are adjusted for any observable transactions during the reporting period and its equity method investments are initially recorded at cost based on the Company’s percentage ownership in the investee, and are adjusted to reflect the recognition of the Company’s proportionate share of income or loss of the investee based on the investee’s earnings.

Other real estate owned

Other real estate owned consists of loan collateral which has been repossessed through foreclosure or other measures. Initially, foreclosed assets are recorded at the fair value of the collateral less estimated selling costs. Subsequent to foreclosure, valuations are updated periodically and the assets may be marked down further, reflecting a new cost basis. The fair value of other real estate owned was estimated using Level 3 inputs based on appraisals obtained from third parties.

Loans held for sale

The fair value of loans held for sale is based on estimates using Level 2 inputs. These inputs are based on pricing information obtained from wholesale mortgage banks and brokers and applied to loans with similar interest rates and maturities.

Other assets

Other assets include the fair value of interest rate products, derivatives on the residential mortgage held for sale loan pipeline, and risk participation agreements. Valuation of interest rate products is obtained from an independent pricing service and also from the derivative counterparty. Valuation of the derivative related to the residential mortgage held for sale loan pipeline is based on valuation of the loans held for sale portfolio as described above in *Loans held for sale*. Valuation of risk participation agreements are obtained from an independent pricing service.

Other liabilities

Other liabilities include the fair value of interest rate products, derivatives on the residential mortgage held for sale loan pipeline, foreign exchange forward contracts, risk participation agreements, and derivative related to the sale of certain Visa Class B common shares. Valuation of interest rate products is obtained from an independent pricing service and also from the derivative counterparty. Valuation of the derivative related to the residential mortgage held for sale loan pipeline is based on valuation of the loans held for sale portfolio as described above in *Loans held for sale.* Valuation of foreign exchange forward contracts and risk participation agreements are obtained from an independent pricing service. Valuation of the derivative related to the sale of certain Visa Class B common shares is based on: (i) the agreed upon graduated fee structure; (ii) the length of time until the resolution of the Visa covered litigation; and (iii) the estimated impact of dilution in the conversion ratio of Class B shares resulting from changes in the Visa covered litigation.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The reported fair values of financial instruments are based on a variety of factors. In certain cases, fair values represent quoted market prices for identical or comparable instruments. In other cases, fair values have been estimated based on assumptions regarding the amount and timing of estimated future cash flows that are discounted to reflect current market rates and varying degrees of risk. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of period-end or that will be realized in the future.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash, cash equivalents, and restricted cash

For cash and short-term investment securities, including due from banks, federal funds sold or purchased under agreements to resell and interest-bearing deposits with other banks, the carrying amount is a reasonable estimate of fair value.

Investment securities

Investment securities include debt securities classified as held-to-maturity or available-for-sale. Fair value is estimated using quoted prices for similar securities, which the Company obtains from a third party vendor. The Company uses one of the largest providers of securities pricing to the industry and management periodically assesses the inputs used by this vendor to price the various types of securities owned by the Company to validate the vendor's methodology as described above in available-for-sale securities.

Other investments

Other investments includes equity investments without readily determinable fair values (see discussion in "Fair Value of Financial Assets and Liabilities" section above).

Loans held for sale

Loans held for sale are carried at their fair value (see discussion in "Fair Value of Financial Assets and Liabilities" section above).

Loans and leases

Loans and leases are segregated by portfolio segments with similar financial characteristics (see Note 2). The fair values of loans and leases, with the exception of reverse mortgages, are estimated by discounting expected cash flows using the current rates at which similar loans would be made to borrowers with comparable credit ratings and for similar remaining maturities. The fair values of reverse mortgages are based on the net present value of the expected cash flows using a discount rate specific to the reverse mortgages portfolio. The fair value of nonperforming loans is based on recent external appraisals of the underlying collateral, if the loan is collateral dependent. Estimated cash flows, discounted using a rate commensurate with current rates and the risk associated with the estimated cash flows, are used if appraisals are not available. This technique does contemplate an exit price.

Stock in the Federal Home Loan Bank (FHLB) of Pittsburgh

The fair value of FHLB stock is assumed to be equal to its cost basis, since the stock is non-marketable but redeemable at its par value.

Accrued interest receivable

The carrying amounts of interest receivable approximate fair value.

Other assets

Other assets include the fair value of interest rate products, derivatives on the residential mortgage held for sale loan pipeline, and risk participation agreements (see discussion in "Fair Value of Financial Assets and Liabilities" section above).

Deposits

The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, money market and interest-bearing demand deposits, is assumed to be equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for deposits with comparable remaining maturities.

Borrowed funds

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.

Off-balance sheet instruments

The fair value of off-balance sheet instruments, including swap guarantees of $10.4 million and $13.1 million at December 31, 2022 and December 31, 2021, respectively, and standby letters of credit, approximates the recorded net deferred fee amounts. Because letters of credit are generally not assignable by either the Company or the borrower, they only have value to the Company and the borrower. In determining the fair value of the swap guarantees, the Company assesses the underlying credit risk exposure for each borrower in a paying position to the third-party financial institution.

Accrued interest payable

The carrying amounts of interest payable approximate fair value.

Other liabilities

Other liabilities include the fair value of interest rate products, derivatives on the residential mortgage held for sale loan pipeline, foreign exchange forward contracts, risk participation agreements, and derivative related to the sale of certain Visa Class B common shares (see discussion in "Fair Value of Financial Assets and Liabilities" section above).

Financial instruments measured at fair value using significant unobservable inputs (Level 3)

The following table provides a description of the valuation techniques and significant unobservable inputs for the Company's financial instruments classified as Level 3:

(Dollars in thousands)		December 31, 2022		
Financial Instrument	Fair Value	Valuation Technique(s)	Unobservable Input	Range (Weighted Average)
Other investments	$ 26,120	Observed market comparable transactions	Period of observed transactions	May 2022
Other real estate owned	833	Fair market value of collateral	Costs to sell	10.0%
Other assets (Risk participation agreements purchased)	81	Credit Value Adjustment	CDS Spread and Loss Given Default (LGD)	CDS spread: 110 - 250 bps (205 bps) LGD: −% - 30% (30%)
Other liabilities (Risk participation agreements sold)	2	Credit Value Adjustment	CDS Spread and Loss Given Default (LGD)	CDS spread: 1 - 250 bps (158 bps) LGD: 30%
Other liabilities	17,100	Discounted cash flow	Timing of Visa litigation resolution	1 - 5.75 years (3.61 years or 4Q 2025)

The book value and estimated fair value of the Company's financial instruments are as follows:

		December 31,			
	Fair Value Measurement	2022		2021	
(Dollars in thousands)		Book Value	Fair Value	Book Value	Fair Value
Financial assets:					
Cash, cash equivalents and restricted cash	**Level 1**	**$ 837,258**	**$ 837,258**	$ 1,532,939	$ 1,532,939
Investment securities, available for sale	**Level 2**	**4,093,060**	**4,093,060**	5,205,311	5,205,311
Investment securities, held to maturity, net	**Level 2**	**1,111,619**	**1,040,104**	90,642	94,131
Other investments	**Level 3**	**26,120**	**26,120**	10,518	10,518
Loans, held for sale	**Level 2**	**42,985**	**42,985**	113,349	113,349
Loans and leases, net[1]	**Level 3**	**11,759,992**	**11,567,888**	7,791,482	7,723,867
Stock in FHLB of Pittsburgh	**Level 2**	**24,116**	**24,116**	6,073	6,073
Accrued interest receivable	**Level 2**	**74,448**	**74,448**	41,596	41,596
Other assets	**Levels 2, 3**	**156,993**	**156,993**	5,153	5,153
Financial liabilities:					
Deposits	**Level 2**	**$ 16,203,569**	**$ 16,156,124**	$ 13,240,062	$ 13,236,816
Borrowed funds	**Level 2**	**726,894**	**709,014**	239,477	225,119
Standby letters of credit	**Level 3**	**739**	**739**	674	674
Accrued interest payable	**Level 2**	**5,174**	**5,174**	736	736
Other liabilities	**Levels 2, 3**	**173,622**	**173,622**	23,291	23,291

[1] Includes reverse mortgage loans.

At December 31, 2022 and December 31, 2021 the Company had no commitments to extend credit measured at fair value.

20. DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both economic conditions and its business operations. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of its assets and liabilities. The Company manages a matched book with respect to its derivative instruments in order to minimize its net risk exposure resulting from such transactions.

Fair Values of Derivative Instruments

The table below presents the fair value of derivative financial instruments as well as their location on the Consolidated Statements of Financial Condition as of December 31, 2022.

		Fair Values of Derivative Instruments		
(Dollars in thousands)		**Notional**	**Balance Sheet Location**	**Derivatives (Fair Value)**
Derivatives not designated as hedging instruments:				
Interest rate products	$	**1,794,678**	Other assets $	**156,414**
Interest rate products		**1,794,678**	Other liabilities	**(156,414)**
Interest rate lock commitments with customers		**24,673**	Other assets	**385**
Interest rate lock commitments with customers		**1,179**	Other liabilities	**(7)**
Forward sale commitments		**9,072**	Other assets	**75**
Forward sale commitments		**20,719**	Other liabilities	**(54)**
FX forwards		**4,177**	Other assets	**38**
FX forwards		**3,052**	Other liabilities	**(45)**
Risk participation agreements sold		**68,459**	Other liabilities	**(2)**
Risk participation agreements purchased		**87,168**	Other assets	**81**
Financial derivative related to sales of certain Visa Class B shares		**113,177**	Other liabilities	**(17,100)**
Total derivatives	$	**3,921,032**	$	**(16,629)**

The table below presents the fair value of derivative financial instruments as well as their location on the Consolidated Statements of Financial Condition as of December 31, 2021.

		Fair Values of Derivative Instruments		
(Dollars in thousands)		Notional	Balance Sheet Location	Derivatives (Fair Value)
Derivatives not designated as hedging instruments:				
Interest rate products	$	54,834	Other assets $	2,625
Interest rate products		54,834	Other liabilities	(2,847)
Interest rate lock commitments with customers		102,264	Other assets	1,991
Interest rate lock commitments with customers		12,813	Other liabilities	(73)
Forward sale commitments		63,664	Other assets	537
Forward sale commitments		67,032	Other liabilities	(116)
Risk participation agreements		4,214	Other liabilities	(3)
Financial derivative related to sales of certain Visa Class B shares		113,177	Other liabilities	(20,252)
Total derivatives	$	472,832	$	(18,138)

131

Derivatives designated as hedging instruments:

Cash Flow Hedges of Interest Rate Risk

In 2020, the Company terminated its three interest rate derivatives that were designated as cash flow hedges for a net gain of $1.3 million, recognized in accumulated other comprehensive income (loss). Hedge accounting was discontinued, and the net gain in accumulated comprehensive income (loss) is reclassified into earnings when the transaction affects earnings. As the underlying hedged transaction continues to be probable, the $1.3 million net gain will be recognized into earnings on a straight-line basis over each derivative's original contract term. During the next twelve months, the Company estimates that $0.1 million will be reclassified as an increase to interest income. During the year ended December 31, 2022, $0.2 million was reclassified into interest income compared to $0.5 million during the same period in 2021.

The table below presents the effect of the cash flow hedges on the Consolidated Statements of Income for the year ended December 31, 2020.

(Dollars in thousands)	Amount of Gain Recognized in OCI on Derivative (Effective Portion)		Location of Gain Reclassified from Accumulated OCI into Income (Effective Portion)
	Year Ended December 31,		
Derivatives in Cash Flow Hedging Relationships	2020		
Interest Rate Products	$	1,560	Interest income
Total	$	1,560	

Derivatives not designated as hedging instruments:

Customer Derivatives – Interest Rate Swaps

The Company enters into interest rate swaps with commercial loan customers wishing to manage interest rate risk. The Company then enters into corresponding swap agreements with swap dealer counterparties to economically hedge the exposure arising from these contracts. The interest rate swaps with both the customers and third parties are not designated as hedges under ASC 815, *Derivatives and Hedging* (ASC 815) and are marked to market through earnings. As the interest rate swaps are structured to offset each other, changes to the underlying benchmark interest rates considered in the valuation of these instruments do not result in an impact to earnings; however, there may be fair value adjustments related to credit quality variations between counterparties, which may impact earnings as required by ASC 820. As of December 31, 2022, there were no fair value adjustments related to credit quality.

Derivative Financial Instruments from Mortgage Banking Activities

Derivative financial instruments related to mortgage banking activities are recorded at fair value and are not designated as accounting hedges. This includes commitments to originate certain fixed-rate residential loans to customers, also referred to as interest rate lock commitments. The Company may also enter into forward sale commitments to sell loans to investors at a fixed price at a future date and trade asset-backed securities to mitigate interest rate risk.

The table below presents the effect of the derivative financial instruments on the Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020.

(Dollars in thousands)	Amount of (Loss) or Gain Recognized in Income						Location of (Loss) or Gain Recognized in Income
	Year Ended December 31,						
Derivatives Not Designated as a Hedging Instrument	**2022**		2021		2020		
Interest Rate Lock Commitments	$	**(2,072)**	$	(6,218)	$	6,490	Mortgage banking activities, net
Forward Sale Commitments		**4,863**		3,263		(12,226)	Mortgage banking activities, net
Total	$	**2,791**	$	(2,955)	$	(5,736)	

Foreign Exchange Forward Contracts

The Company enters into foreign exchange forward contracts (FX forwards) with customers to exchange one currency for another on an agreed date in the future at an agreed exchange rate. The Corporation then enters into corresponding FX forwards with swap dealer counterparties to economically hedge its exposure on the exchange rate component of the customer agreements. The FX forwards with both the customers and third parties are not designated as hedges under ASC 815 and are marked to market through earnings. Exposure to gains and losses on these contracts increase or decrease over their respective lives as currency exchange and interest rates fluctuate. As the FX forwards are structured to offset each other, changes to the underlying term structure of currency exchange rates considered in the valuation of these instruments do not result in an impact to earnings; however, there may be fair value adjustments related to credit quality variations between counterparties, which may impact earnings as required by ASC 820. As of December 31, 2022, there were no fair value adjustments related to credit quality.

Risk Participation Agreements

The Company may enter into a risk participation agreement (RPA) with another institution as a means to assume a portion of the credit risk associated with a loan structure which includes a derivative instrument, in exchange for fee income commensurate with the risk assumed. This type of derivative is referred to as an "RPA sold." In addition, in an effort to reduce the credit risk associated with an interest rate swap agreement with a borrower for whom the Corporation has provided a loan structured with a derivative, the Corporation may purchase an RPA from an institution participating in the facility in exchange for a fee commensurate with the risk shared. This type of derivative is referred to as an "RPA purchased."

The following are not included in the tables in *Fair Values of Derivative Instruments*:

Swap Guarantees

The Company entered into an agreement with one unrelated financial institution whereby that financial institution entered into interest rate derivative contracts (interest rate swap transactions) directly with customers referred to them by the Company. Under the terms of the agreements, those financial institutions have recourse to us for any exposure created under each swap transaction, only in the event that the customer defaults on the swap agreement and the agreement is in a paying position to the third-party financial institution. This is a customary arrangement that allows us to provide access to interest rate swap transactions for our customers without creating the swap ourselves. These swap guarantees are accounted for as credit derivatives.

At December 31, 2022 and December 31, 2021, there were 209 and 261 variable-rate to fixed-rate swap transactions between the third-party financial institutions and the Company's customers, respectively. The initial notional aggregate amount was approximately $0.8 billion and $1.1 billion at December 31, 2022 and December 31, 2021, respectively. At December 31, 2022, the swap transactions remaining maturities ranged from under 1 year to 13 years. At December 31, 2022, none of these customer swaps were in a paying position to third parties, with our swap guarantees having a fair value of $10.4 million. At December 31, 2021, 193 of these customer swaps were in a paying position to third parties for $35.8 million, with the Company's swap guarantees having a fair value of $13.1 million. However, for both periods, none of the Company's customers were in default of the swap agreements.

Credit-risk-related Contingent Features

The Company has agreements with certain derivative counterparties that contain a provision under which, if it defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations. The Company also has agreements with certain derivative counterparties that contain a provision where if it fails to maintain its status as a well-capitalized or adequately capitalized institution, then the counterparty could terminate the derivative positions and the Company would be required to settle its obligations under the agreements.

The Company has minimum collateral posting thresholds with certain of its derivative counterparties, and has posted collateral of $4.7 million in cash against its obligations under these agreements. If the Company had breached any of these provisions at December 31, 2022, it could have been required to settle its obligations under the agreements at the termination value.

21. RELATED PARTY TRANSACTIONS

In the ordinary course of business, from time to time the Company enters into transactions with related parties, including, but not limited to, its officers and directors. They do not, in the opinion of management, involve greater than normal credit risk or include other features unfavorable to the Company. Any related party loans exceeding $0.5 million require review and approval by the Board of Directors. There was no related party loan exceeding $0.5 million originated during the year ended December 31, 2022 as compared to one related party loans exceeding $0.5 million originated and sold during the year ended December 31, 2021.

During 2022, all new loans and credit line advances to related parties were $5.1 million and repayments were $1.7 million. The outstanding balances of loans to related parties at December 31, 2022 and 2021 were $3.9 million and $0.4 million, respectively. Total deposits from related parties at December 31, 2022 and 2021 were $5.8 million.

22. SEGMENT INFORMATION

As defined in ASC 280, *Segment Reporting* (ASC 280), an operating segment is a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise's chief operating decision makers to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Company evaluates performance based on pretax net income relative to resources used, and allocate resources based on these results. The accounting policies applicable to the Company's segments are those that apply to its preparation of the accompanying Consolidated Financial Statements. Based on these criteria, the Company has identified three segments: WSFS Bank, Cash Connect®, and Wealth Management.

The WSFS Bank segment provides financial products to commercial and consumer customers. Consumer and Commercial Banking, Commercial Real Estate Lending and other banking business units are operating departments of WSFS Bank. These departments share the same regulators, the same market, many of the same customers and provide similar products and services through the general infrastructure of the Bank. Accordingly, these departments are not considered discrete segments and are appropriately aggregated in the WSFS Bank segment.

The Company's Cash Connect® segment provides ATM vault cash, smart safe and other cash logistics services through strategic partnerships with several of the largest networks, manufacturers and service providers in the ATM industry. Cash Connect® services non-bank and WSFS-branded ATMs and smart safes nationwide. The balance sheet category *Cash in non-owned ATMs* includes cash from which fee income is earned through bailment arrangements with customers of Cash Connect®.

The Wealth Management segment provides a broad array of planning and advisory services, investment management, trust services, and credit and deposit products to individual, corporate, and institutional clients through multiple integrated businesses. Bryn Mawr Trust® is our predominant Private Wealth Management brand, providing advisory, investment management and trustee services to institutions, affluent and high-net-worth individuals. The Bryn Mawr Trust Company of Delaware, formed by the merger of BMT-DE and Christiana Trust DE on April 1, 2022, provides personal trust and fiduciary services to families and individuals across the U.S. and internationally. WSFS Institutional Services® provides trustee, agency, bankruptcy administration, custodial and commercial domicile services to institutional, corporate clients and special purpose vehicles. Private Wealth Management serves high-net-worth clients and institutions by providing trustee and advisory services, financial planning, customized investment strategies, brokerage products such as annuities and traditional banking services such as credit and deposit products tailored to its clientele. Private Wealth Management includes businesses that operate under the bank's charter, through a broker/dealer and as a registered investment advisor (RIA). It generates revenue through fee-only arrangements, net interest income and other fee-only services such as estate administration, trust tax planning and custody. Powdermill® is a multi-family office specializing in providing independent solutions to high-net-worth individuals, families and corporate executives through a coordinated, centralized approach. BMTIA was a full-service insurance agency, through which the Bank offered insurance and related products and services to its customer base. This included casualty, property and allied insurance lines, as well as life insurance, annuities, medical insurance and accident and health insurance for groups and individuals. The BMTIA business was sold to Patriot Growth Insurance Services, LLC in June 2022.

The following tables show segment results for the years ended December 31, 2022, 2021, and 2020:

	Year Ended December 31, 2022			
(Dollars in thousands)	WSFS Bank	Cash Connect®	Wealth Management	Total
Statements of Income				
External customer revenues:				
Interest income	$ 690,780	$ —	$ 13,035	$ 703,815
Noninterest income	79,800	55,519	124,815	260,134
Total external customer revenues	770,580	55,519	137,850	963,949
Inter-segment revenues:				
Interest income	14,348	1,536	46,539	62,423
Noninterest income	27,534	1,610	654	29,798
Total inter-segment revenues	41,882	3,146	47,193	92,221
Total revenue	812,462	58,665	185,043	1,056,170
External customer expenses:				
Interest expense	37,393	—	3,532	40,925
Noninterest expenses	465,999	36,777	71,550	574,326
Provision for credit losses	47,921	—	168	48,089
Total external customer expenses	551,313	36,777	75,250	663,340
Inter-segment expenses				
Interest expense	48,075	9,831	4,517	62,423
Noninterest expenses	2,264	4,720	22,814	29,798
Total inter-segment expenses	50,339	14,551	27,331	92,221
Total expenses	601,652	51,328	102,581	755,561
Income before taxes	$ 210,810	$ 7,337	$ 82,462	$ 300,609
Income tax provision				77,961
Consolidated net income				$ 222,648
Net income attributable to noncontrolling interest				273
Net income attributable to WSFS				$ 222,375
Supplemental Information				
Capital expenditures for the period ended	$ 8,793	$ 16	$ —	$ 8,809

	Year Ended December 31, 2021			
(Dollars in thousands)	WSFS Bank	Cash Connect®	Wealth Management	Total
Statements of Income				
External customer revenues:				
Interest income	$ 447,542	$ —	$ 8,827	$ 456,369
Noninterest income	79,310	42,818	63,352	185,480
Total external customer revenues	526,852	42,818	72,179	641,849
Inter-segment revenues:				
Interest income	3,460	1,088	12,002	16,550
Noninterest income	15,988	1,240	1,354	18,582
Total inter-segment revenues	19,448	2,328	13,356	35,132
Total revenue	546,300	45,146	85,535	676,981
External customer expenses:				
Interest expense	22,058	—	662	22,720
Noninterest expenses	328,277	29,465	20,774	378,516
Recovery of credit losses	(113,715)	—	(3,372)	(117,087)
Total external customer expenses	236,620	29,465	18,064	284,149
Inter-segment expenses				
Interest expense	13,090	856	2,604	16,550
Noninterest expenses	2,594	4,636	11,352	18,582
Total inter-segment expenses	15,684	5,492	13,956	35,132
Total expenses	252,304	34,957	32,020	319,281
Income before taxes	$ 293,996	$ 10,189	$ 53,515	$ 357,700
Income tax provision				86,095
Consolidated net income				$ 271,605
Net income attributable to noncontrolling interest				163
Net income attributable to WSFS				$ 271,442
Supplemental Information				
Capital expenditures for the period ended	$ 6,344	$ 232	$ —	$ 6,576

| | Year Ended December 31, 2020 | | | |
(Dollars in thousands)	WSFS Bank	Cash Connect®	Wealth Management	Total
Statements of Income				
External customer revenues:				
Interest income	$ 505,258	$ —	$ 9,147	$ 514,405
Noninterest income	110,585	40,899	49,541	201,025
Total external customer revenues	615,843	40,899	58,688	715,430
Inter-segment revenues:				
Interest income	4,930	851	10,747	16,528
Noninterest income	13,038	835	1,832	15,705
Total inter-segment revenues	17,968	1,686	12,579	32,233
Total revenue	633,811	42,585	71,267	747,663
External customer expenses:				
Interest expense	46,428	—	2,022	48,450
Noninterest expenses	310,799	28,421	29,624	368,844
Provision for credit losses	149,453	—	3,727	153,180
Total external customer expenses	506,680	28,421	35,373	570,474
Inter-segment expenses				
Interest expense	11,598	1,580	3,350	16,528
Noninterest expenses	2,667	3,340	9,698	15,705
Total inter-segment expenses	14,265	4,920	13,048	32,233
Total expenses	520,945	33,341	48,421	602,707
Income before taxes	$ 112,866	$ 9,244	$ 22,846	$ 144,956
Income tax provision				31,636
Consolidated net income				$ 113,320
Net loss attributable to noncontrolling interest				(1,454)
Net income attributable to WSFS				$ 114,774
Supplemental Information				
Capital expenditures for the period ended	$ 6,499	$ 420	$ 240	$ 7,159

The following table shows significant components of segment net assets as of December 31, 2022 and 2021:

| | December 31, | | | | | | | |
| | 2022 | | | | 2021 | | | |
(Dollars in thousands)	WSFS Bank	Cash Connect®	Wealth Management	Total	WSFS Bank	Cash Connect®	Wealth Management	Total
Cash and cash equivalents	$ 317,022	$ 476,850	$ 43,386	$ 837,258	$ 1,039,046	$ 477,806	$ 16,087	$ 1,532,939
Goodwill	753,586	—	130,051	883,637	452,629	—	20,199	472,828
Other segment assets	17,824,946	10,429	358,485	18,193,860	13,481,370	6,785	283,405	13,771,560
Total segment assets	$18,895,554	$ 487,279	$ 531,922	$19,914,755	$14,973,045	$ 484,591	$ 319,691	$15,777,327

23. PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Income

(Dollars in thousands)		Year Ended December 31,				
		2022		2021		2020
Income:						
Interest income	$	**374**	$	357	$	356
Realized loss on sale of equity investment		**—**		(706)		—
Unrealized gains (losses) on equity investments, net		**5,379**		5,389		(1,617)
Other noninterest income		**251,382**		4,759		208,762
		257,135		9,799		207,501
Expense:						
Interest expense		**11,763**		7,771		6,748
Other operating expense		**11,489**		7,508		2,553
		23,252		15,279		9,301
Income (loss) before equity in undistributed income of subsidiaries		**233,883**		(5,480)		198,200
Equity in undistributed (loss) income of subsidiaries		**(12,672)**		276,208		(84,346)
Income before taxes		**221,211**		270,728		113,854
Income tax benefit		**(1,164)**		(714)		(920)
Net income attributable to WSFS	$	**222,375**	$	271,442	$	114,774

Condensed Statements of Financial Condition

(Dollars in thousands)		December 31,		
		2022		2021
Assets:				
Cash and cash equivalents	$	**205,841**	$	103,708
Investment in subsidiaries		**2,320,474**		2,045,080
Investment in Trusts[1]		**2,785**		2,011
Other assets		**16,944**		4,514
Total assets	$	**2,546,044**	$	2,155,313
Liabilities:				
Trust preferred borrowings	$	**90,442**	$	67,011
Senior and subordinated debt		**248,169**		147,939
Accrued interest payable		**1,168**		298
Other liabilities		**1,152**		966
Total liabilities		**340,931**		216,214
Stockholders' equity:				
Common stock		**759**		577
Capital in excess of par value		**1,974,210**		1,058,997
Accumulated other comprehensive loss		**(675,844)**		(37,768)
Retained earnings		**1,411,243**		1,224,614
Treasury stock		**(505,255)**		(307,321)
Total stockholders' equity of WSFS		**2,205,113**		1,939,099
Total liabilities and stockholders' equity of WSFS	$	**2,546,044**	$	2,155,313

[1]   Includes WSFS Capital Trust III, Royal Bancshares Capital Trust I, and Royal Bancshares Capital Trust II.

Condensed Statements of Cash Flows

(Dollars in thousands)	Year Ended December 31,		
	2022	2021	2020
Operating activities:			
Net income attributable to WSFS	$ **222,375**	$ 271,442	$ 114,774
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Equity in undistributed loss (income) of subsidiaries	**12,672**	(276,208)	84,346
Realized loss on sale of equity investments	**—**	706	—
Unrealized (gains) losses on equity investments	**(5,379)**	(5,389)	1,617
Decrease (increase) in other assets	**2,569**	10,910	(4,537)
Increase (decrease) in other liabilities	**812**	(6,690)	7,684
Net cash provided by (used for) operating activities	$ **233,049**	$ (5,229)	$ 203,884
Investing activities:			
Net cash for business combinations	$ **101,734**	$ —	$ —
Net cash provided by investing activities	$ **101,734**	$ —	$ —
Financing activities:			
Issuance of common stock and exercise of common stock options	$ **3,179**	$ 1,522	$ 2,032
Issuance of senior debt	**—**	—	147,780
Redemption of senior debt	**—**	(100,000)	—
Purchase of treasury stock	**(200,083)**	(13,268)	(155,832)
Dividends paid	**(35,746)**	(24,242)	(24,369)
Net cash used for financing activities	$ **(232,650)**	$ (135,988)	$ (30,389)
Increase (decrease) in cash and cash equivalents	$ **102,133**	$ (141,217)	$ 173,495
Cash and cash equivalents at beginning of period	**103,708**	244,925	71,430
Cash and cash equivalents at end of period	$ **205,841**	$ 103,708	$ 244,925

24. CHANGE IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) includes unrealized gains and losses on available-for-sale investments, unrealized gains and losses on cash flow hedges, as well as unrecognized prior service costs, transition costs, and actuarial gains and losses on defined benefit pension plans. Changes to accumulated other comprehensive income (loss) are presented net of tax as a component of stockholders' equity. Amounts that are reclassified out of accumulated other comprehensive income (loss) are recorded on the Consolidated Statement of Income either as a gain or loss.

Changes to accumulated other comprehensive income (loss) by component are shown net of taxes in the following tables for the period indicated:

(Dollars in thousands)	**Net change in investment securities available for sale**	**Net change in investment securities held to maturity**	**Net change in defined benefit plan**	**Net change in fair value of derivatives used for cash flow hedges** [(1)]	**Net change in equity method investments**	**Total**
Balance, December 31, 2019	$ 26,927	$ 468	$ (3,317)	$ (577)	$ —	$ 23,501
Other comprehensive income (loss) before reclassifications	39,853	—	(1,445)	1,560	(9)	39,959
Less: Amounts reclassified from accumulated other comprehensive (loss) income	(6,898)	(192)	(26)	(337)	—	(7,453)
Net current-period other comprehensive income (loss)	32,955	(192)	(1,471)	1,223	(9)	32,506
Balance, December 31, 2020	$ 59,882	$ 276	$ (4,788)	$ 646	(9)	$ 56,007
Other comprehensive (loss) income before reclassifications	(93,503)	—	162	—	362	(92,979)
Less: Amounts reclassified from accumulated other comprehensive (loss) income	(252)	(101)	(65)	(378)	—	(796)
Net current-period other comprehensive (loss) income	(93,755)	(101)	97	(378)	362	(93,775)
Balance, December 31, 2021	$ (33,873)	$ 175	$ (4,691)	$ 268	$ 353	$ (37,768)
Other comprehensive (loss) income before reclassifications[(2)]	**(529,660)**	**(119,769)**	**318**	**—**	**213**	**(648,898)**
Less: Amounts reclassified from accumulated other comprehensive income (loss)	**—**	**11,091**	**(109)**	**(160)**	**—**	**10,822**
Net current-period other comprehensive (loss) income	**(529,660)**	**(108,678)**	**209**	**(160)**	**213**	**(638,076)**
Balance, December 31, 2022	**$ (563,533)**	**$ (108,503)**	**$ (4,482)**	**$ 108**	**$ 566**	**$ (675,844)**

(1) Cash flow hedges were terminated as of April 1, 2020.

(2) Includes $119.8 million, net of tax, of unrealized losses on transferred investment securities from available-for-sale to held-to-maturity.

Components of other comprehensive income (loss) that impact the Consolidated Statements of Income are presented in the table below.

(Dollars in thousands)		Twelve Months Ended December 31,						Affected line item in Consolidated Statements of Income
		2022		2021		2020		
Securities available-for-sale:								
Realized gains on securities transactions	$	—	$	(331)	$	(9,076)		Securities gains, net
Income taxes		—		79		2,178		Income tax provision
Net of tax	$	—	$	(252)	$	(6,898)		
Net unrealized holding gains on securities transferred between available-for-sale and held-to-maturity:								
Amortization of net unrealized gains to income during the period	$	14,593	$	(133)	$	(251)		Interest and dividends on investment securities
Income taxes		(3,502)		32		59		Income tax provision
Net of tax	$	11,091	$	(101)	$	(192)		
Amortization of defined benefit pension plan-related items:								
Prior service (credits) costs	$	(76)	$	(85)	$	(266)		
Actuarial gains		(68)		—		(47)		
Total before tax	$	(144)	$	(85)	$	(313)		Salaries, benefits and other compensation
Income taxes		35		20		75		Income tax provision
Net of tax	$	(109)	$	(65)	$	(238)		
Defined benefit pension plan settlement:								
Realized losses on plan settlement	$	—	$	—	$	279		Other operating expense
Income taxes		—		—		(67)		Income tax provision
Net of tax	$	—	$	—	$	212		
Net unrealized gains on terminated cash flow hedges:								
Amortization of net unrealized gains to income during the period	$	(211)	$	(497)	$	(444)		Interest and fees on loans and leases
Income taxes		51		119		107		Income tax provision
Net of tax	$	(160)	$	(378)	$	(337)		
Total reclassifications	$	10,822	$	(796)	$	(7,453)		

25. LEGAL AND OTHER PROCEEDINGS

In accordance with the current accounting standards for loss contingencies, the Company establishes reserves for litigation-related matters that arise in the ordinary course of its business activities when it is probable that a loss associated with a claim or proceeding has been incurred and the amount of the loss can be reasonably estimated. Litigation claims and proceedings of all types are subject to many uncertain factors that generally cannot be predicted with assurance. In addition, the Company's defense of litigation claims may result in legal fees, which it expenses as incurred.

There were no material changes or additions to other significant pending legal or other proceedings involving the Company other than those arising out of routine operations.

26. SUBSEQUENT EVENTS

The Company evaluated subsequent events in accordance with ASC Topic 855 and determined that the following qualifies as a non-recognized subsequent event:

Extinguishment of Debt

On February 15, 2023, the Company completed the redemption of the $30.0 million of fixed-to-floating rate subordinated notes due 2025 (the 2025 Notes) acquired from Bryn Mawr Trust. The 2025 Notes were redeemed at a price of 100%, plus accrued and unpaid interest through the date of redemption.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

To Our Stockholders:

Management of WSFS Financial Corporation (the Corporation) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Corporation's internal control over financial reporting is a process designed by, or under the supervision of, the Corporation's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Corporation's financial statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework* (2013). Based on this assessment, management has concluded that, as of December 31, 2022, the Corporation's internal control over financial reporting was effective based on those criteria.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP, an independent registered public accounting firm, has audited the Corporation's Consolidated Financial Statements as of and for the year ended December 31, 2022 and the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2022, as stated in their reports, which are included herein.

/s/ Rodger Levenson

Rodger Levenson
Chairman, President and Chief Executive Officer

/s/ Dominic C. Canuso

Dominic C. Canuso
*Executive Vice President and
Chief Financial Officer*

February 28, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
WSFS Financial Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited WSFS Financial Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial condition of the Company as of December 31, 2022 and December 31, 2021, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 28, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 28, 2023

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

<center>PART III</center>

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Information required by this Item is incorporated herein by reference from the discussion responsive thereto under the headings "Corporate Governance—Biographies of Director Nominees," "Corporate Governance—Other Continuing Directors," "Executive Compensation—Executive Leadership Team," "Security Ownership of Certain Beneficial Owners and Management," "Executive Compensation—Executive Compensation Policies," "Corporate Governance-Committees" and "Board Structure and Roles" in our definitive proxy statement for our 2023 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission no later than 120 days after the close of the fiscal year covered by this Annual Report on Form 10-K (the Proxy Statement).

We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions. A copy of the Code of Ethics is posted on our website at **www.wsfsbank.com.**

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference from the discussion responsive thereto under the headings "Executive Compensation Discussion and Analysis" and "Corporate Governance—Compensation of our Board of Directors" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Security Ownership of Certain Beneficial Owners and Management

Information required by this Item is incorporated herein by reference from the discussion responsive thereto under the headings "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement.

Changes in Control

We know of no arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of the registrant.

Securities Authorized for Issuance Under Equity Compensation Plans

Information relating to securities authorized for issuance under the Company's equity compensation plans is included in Part II of this Annual Report on Form 10-K under "Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference from the discussion responsive thereto under the heading "Transactions with Related Parties" and "Our Director Nomination and Selection Process—Independence" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference from the discussion responsive thereto under the heading "Audit Matters—Audit Services" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Listed below are all financial statements and exhibits filed as part of this report, and which are herein incorporated by reference.

  1 The Consolidated Statements of Financial Condition of WSFS Financial Corporation and subsidiaries as of December 31, 2022 and 2021, and the related Consolidated Statements of Income, Comprehensive Income, Changes in Stockholders' Equity and Cash Flows for each of the years in the three year period ended December 31, 2022, together with the related notes and the report of KPMG LLP, independent registered public accounting firm.

  2 Schedules omitted as they are not applicable.

The following exhibits are incorporated by reference herein or annexed to this Annual Report on Form 10-K:

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger, dated March 9, 2021, by and between WSFS Financial Corporation and Bryn Mawr Bank Corporation is incorporated herein by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K filed on March 10, 2021*
3.1	Registrant's Amended and Restated Certificate of Incorporation, as amended, is incorporated herein by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019.
3.2	Amended and Restated Bylaws of WSFS Financial Corporation is incorporated herein by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed on February 28, 2023.
4.1	Description of Common Stock of WSFS Financial Corporation is incorporated herein by reference to Exhibit 4.1 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019.
4.2	Senior Debt Indenture, dated as of August 27, 2012, by and between WSFS Financial Corporation and U.S. Bank National Association, as trustee is incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form 8-A filed on August 27, 2012.
4.3	Third Supplemental Indenture, dated as of December 8, 2020, by and between WSFS Financial Corporation and U.S. Bank National Association, as trustee is incorporated herein by reference to Exhibit 4.2 to of the Registrant's Form 8-K filed on December 8, 2020.
4.4	Form of 2.75% Fixed-to-Floating Rate Senior Notes due 2030 is incorporated herein by reference to Exhibit A of Exhibit 4.2 to the Registrant's Form 8-K filed on December 8, 2020.
4.5	Indenture, dated August 6, 2015, by and between Bryn Mawr Bank Corporation and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 to Bryn Mawr Bank Corporation's Form 8-K filed with the SEC on August 7, 2015.
4.6	First Supplemental Indenture, dated as of January 1, 2022 by and among WSFS Financial Corporation, Bryn Mawr Bank Corporation and U.S. Bank National Association, as trustee. +
4.7	Forms of 4.75% Subordinated Note due 2025, incorporated by reference to Exhibit A-1 and Exhibit A-2 to the Indenture filed as Exhibit 4.1 to Bryn Mawr Bank Corporation's Form 8-K filed with the SEC on August 7, 2015.
4.8	Indenture, dated as of December 13, 2017 between Bryn Mawr Bank Corporation and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 to Bryn Mawr Bank Corporation's Form 8-K filed with the SEC on December 13, 2017.
4.9	First Supplemental Indenture, dated as of December 13, 2017 between Bryn Mawr Bank Corporation and U.S. Bank National Association as trustee, incorporated by reference to Exhibit 4.2 to Bryn Mawr Bank Corporation's Form 8-K filed with the SEC on December 13, 2017.
4.10	Second Supplemental Indenture, dated as of January 1, 2022 by and among WSFS Financial Corporation, Bryn Mawr Bank Corporation and U.S. Bank National Association, as trustee. +
4.11	Form of 4.25% Fixed-to-Floating Rate Subordinated Note due December 15, 2027 , incorporated by reference to Exhibit A to the First Supplemental Indenture filed as Exhibit 4.2 to Bryn Mawr Bank Corporation's Form 8-K filed with the SEC on December 13, 2017.
4.12	Form of Junior Subordinated Debt Security Due December 15, 2034 issued by Royal Bancshares of Pennsylvania, Inc. to JPMorgan Chase Bank, as institutional trustee, dated October 27, 2004, incorporated by reference to Exhibit A of the Indenture filed as Exhibit 10.1 to Royal Bancshares of Pennsylvania, Inc.'s Current Report on Form 8-K filed with the SEC on November 1, 2004.
4.13	Form of Junior Subordinated Debt Security Due December 15, 2034 issued by Royal Bancshares of Pennsylvania, Inc. to JPMorgan Chase Bank, as institutional trustee, dated October 27, 2004, incorporated by reference to Exhibit A to the Indenture filed as Exhibit 10.2 to Royal Bancshares of Pennsylvania, Inc.'s Current Report on Form 8-K filed with the SEC on November 1, 2004.
4.14	Indenture, dated October 27, 2004 by and between Royal Bancshares of Pennsylvania, Inc. and JPMorgan Chase Bank, as trustee, incorporated by reference to Exhibit 10.1 to Royal Bancshares of Pennsylvania, Inc.'s Current Report on Form 8-K filed with the Commission on November 1, 2004.

Exhibit Number	Description of Document
4.15	Second Supplemental Indenture, dated as of January 1, 2022, by and among WSFS Financial Corporation, Bryn Mawr Bank Company, and The Bank of New York Mellon Trust Company, as trustee. +
4.16	Indenture by and between Royal Bancshares of Pennsylvania, Inc. and JPMorgan Chase Bank, as trustee, dated October 27, 2004, incorporated by reference to Exhibit 10.2 to Royal Bancshares of Pennsylvania, Inc.'s Current Report on Form 8-K filed with the Commission on November 1, 2004.
4.17	Second Supplemental Indenture, dated as of January 1, 2022, by and among WSFS Financial Corporation, Bryn Mawr Bank Company, and The Bank of New York Mellon Trust Company, as trustee. +
4.18	Guarantee Agreement by and between Royal Bancshares of Pennsylvania, Inc. and JPMorgan Chase Bank, as guarantee trustee, dated October 27, 2004, incorporated by reference to Exhibit 10.3 to Royal Bancshares of Pennsylvania, Inc.'s Current Report on Form 8-K filed with the Commission on November 1, 2004.
4.19	Guarantee Agreement by and between Royal Bancshares of Pennsylvania, Inc. and JPMorgan Chase Bank, as guarantee trustee, October 27, 2004, incorporated by reference to Exhibit 10.4 to Royal Bancshares of Pennsylvania, Inc.'s Current Report on Form 8-K filed with the Commission on November 1, 2004.
10.1	WSFS Financial Corporation Severance Policy for Executive Vice Presidents dated February 28, 2008, incorporated herein by reference to Exhibit 10.4 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
10.2	Amendment to the WSFS Financial Corporation Severance Policy for Executive Vice Presidents dated December 31, 2008, incorporated herein by reference to Exhibit 10.7 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
10.3	Amendment to the WSFS Financial Corporation Executive Severance Policy for Chief Executive Officer and Executive Vice Presidents dated December 10, 2020.
10.4	WSFS Financial Corporation's 2013 Incentive Plan is incorporated herein by reference to appendix A of the Registrant's Definitive Proxy Statement on Schedule 14-A for the 2013 Annual Meeting of Stockholders.
10.5	WSFS Financial Corporation's 2018 Incentive Plan, as amended on March 23, 2021, is incorporated herein by reference to the Appendix of the Registrant's Definitive Proxy Statement on Schedule 14-A for the 2021 Annual Meeting of Stockholders.
10.6	Letter Agreement, dated as of March 8, 2021, by and between WSFS Financial Corporation and Francis J. Leto, incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the SEC on January 3, 2022.
10.7	Supplemental Pension and Retirement Plan of Beneficial Bank, incorporated herein by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2019.
10.8	Beneficial Bank Stock-Based Deferral Plan, incorporated herein by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2019.
10.9	Amended and Restated Beneficial Bank Elective Deferred Compensation Plan, incorporated herein by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2019.
21	Subsidiaries of Registrant+
23	Consent of KPMG LLP+
31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002+
31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002+
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002+
101.SCH	XBRL Schema Document **
101.CAL	XBRL Calculation Linkbase Document **
101.DEF	XBRL Definition Linkbase Document **
101.LAB	XBRL Labels Linkbase Document **
101.PRE	XBRL Presentation Linkbase Document **
101.INS	XBRL Instance Document **
104	The cover page of this Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 28, 2023 is formatted in Inline XBRL.

+ Filed herewith

*Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.

** Submitted as Exhibits 101 to this Annual Report on Form 10-K are documents formatted in XBRL (Extensible Business Reporting Language). Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability.

Exhibits 10.1 through 10.5 represent management contracts or compensatory plan arrangements.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WSFS FINANCIAL CORPORATION

Date: February 28, 2023   BY: /s/ Rodger Levenson

Rodger Levenson

Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date:	February 28, 2023	BY:	/s/ Rodger Levenson
			Rodger Levenson
			Chairman, President and Chief Executive Officer

Date:	February 28, 2023	BY:	/s/ Anat Bird
			Anat Bird
			Director

Date:	February 28, 2023	BY:	/s/ Francis B. Brake
			Francis B. Brake
			Director

Date:	February 28, 2023	BY:	/s/ Karen Dougherty Buchholz
			Karen Dougherty Buchholz
			Director

Date:	February 28, 2023	BY:	/s/ Diego F. Calderin
			Diego F. Calderin
			Director

Date:	February 28, 2023	BY:	/s/ Jennifer W. Davis
			Jennifer W. Davis
			Director

Date:	February 28, 2023	BY:	/s/ Michael J. Donahue
			Michael J. Donahue
			Director

Date:	February 28, 2023	BY:	/s/ Eleuthère I. du Pont
			Eleuthère I. du Pont
			Director

Date:	February 28, 2023	BY:	/s/ Nancy J. Foster
			Nancy J. Foster
			Director

Date:	February 28, 2023	BY:	/s/ Christopher T. Gheysens
			Christopher T. Gheysens
			Director

Date:	February 28, 2023	BY:	/s/ Francis J. Leto
			Francis J. Leto
			Director

Date:	February 28, 2023	BY:	/s/ Lynn B. McKee
			Lynn B. McKee
			Director

Date:	February 28, 2023	BY:	/s/ David G. Turner
			David G. Turner
			Director

Date: February 28, 2023   BY: /s/ Dominic C. Canuso

Dominic C. Canuso

Executive Vice President and Chief Financial Officer

Date: February 28, 2023   BY: /s/ Charles K. Mosher

Charles K. Mosher

Senior Vice President and Chief Accounting Officer

WSFS Financial Corporation

2022

Environmental, Social and Governance Report

Environmental, Social and Governance Matters



Social Matters . . . . page 1

Volunteerism. 2

Community Spotlight:
Cristo Rey Philadelphia
High School. 3

Community Development 4

Philanthropy 4

Diversity, Equity & Inclusion. 6

Investing in Our Associates 7

Governance 8

Board Principles
and Guidelines 8

Ethics 8

Independence 8

Lead Independent Director 8

Director Service
on Other Boards 8

Classified Board Structure 8

Director Voting. 8

Access to and
Communication with
the Board of Directors 8

CEO and Management
Succession Planning 9

Board Refreshment 9

Stock Ownership and
Retention Guidelines 9

Policy Prohibiting Hedging 9

Environmental Matters 9

At WSFS, our Mission, Vision and Strategy are closely intertwined with our efforts to support our Communities and form the strong foundation upon which our Company is built. For nearly 200 years, our core tenet has been our duty to serve our Communities, Customers, Associates and Owners, and in doing so delivering long-term value for all of our stakeholders.

Our Strategy of **"Engaged Associates, living our culture, enriching the Communities we serve"** underscores our focus on our Associates, who are the key to our success and have helped us grow to become the largest locally headquartered bank, trust and wealth management franchise in the Greater Philadelphia and Delaware region.

The successes of our Communities, Customers and stakeholders are closely linked and underscore the importance of lending our time, talent, resources and effort to strengthening our Associates and Communities, forming a virtuous cycle that allows us to strengthen as we serve, and as we strengthen, have more opportunities to serve.

Rodger Levenson

Chairman, President & Chief Executive Officer

Highlights

Among just a few of the awards and recognitions we received in 2022:

- Ranked **number 13** in the United States in Forbes' ranking of the World's Best Banks.

- Ranked **number 24** on Forbes' annual America's Best Banks list.

- Ranked **number one** in Delaware in Forbes' ranking of America's Best Banks in Each State.

- Received Gallup's Exceptional Workplace Award for **the sixth time.**

- Named a Top Workplace in Delaware by *The News Journal* for the **16th consecutive year.**

- Named a Top Workplace by the *Philadelphia Inquirer* for the **eighth consecutive year.**

- Named a Top Workplace by *NJ.com* and *Jersey's Best.*

- Named one of the 50 most community-minded companies in Pennsylvania, New Jersey and Delaware for 2022 by Philadelphia Foundation as part of the Civic 50 Greater Philadelphia.

In 2022, Associates logged **17,643 volunteer hours,** including providing Financial Literacy lessons and serving with community organizations across our footprint. We also made more than **$2.9 million** in grants and contributions to **580** charitable organizations.



Social Matters

"We Stand for Service" is our Mission and daily call to action, which combines with our Vision, "we envision a day when everyone will thrive," and our Strategy of "engaged Associates, living our culture, enriching the Communities we serve."

As the largest locally headquartered bank, trust and wealth management company in the Greater Philadelphia and Delaware region, we are the economic engine for many individuals, families, businesses, institutions, governments, and community and civic organizations.

By doing what we do best for all our constituents, we are enhancing our Communities for the greater good.

At WSFS, we give our time, talent and resources to community organizations across our footprint. Our Associates are the heart of our Strategy, which is rooted in our history as a leader in our Communities for nearly 200 years, and they bring our Mission and brand to life by stepping up to serve our Customers, Communities and each other.

Our dedicated Associates continue to leave an indelible mark in our Communities, and enhance our ability to deliver value to all we serve.



Volunteerism

"We envision a day when everyone will thrive" is a lofty ambition that we're working together to achieve.

At WSFS, our social purpose is fueled by our dedicated Associates and volunteer leaders who believe in investing their time, resources, energy and passion into our Communities.

Our corporate volunteer program, Team WSFS, encourages Associates to volunteer with nonprofits of their choice in our region. WSFS backs up our commitment to our Communities by providing each Associate four hours per month of compensated work time for participation in volunteer activities, as well as by working closely with local nonprofits to identify board and committee service opportunities for Associates.

By leveraging our Associates' array of skills through nonprofit board and committee leadership roles, WSFS is helping to strengthen the organizations and reduce expenses for expertise the nonprofits would otherwise have to pay for, while also providing valuable leadership experience to our Associates. These volunteer efforts in our Communities as well as service on nonprofit boards and committees play a key role in our virtuous cycle: when we do well, our Communities do well, and when our Communities do well, we do well.

We work closely with our nonprofit partners to schedule engaging volunteer events monthly, including larger efforts such as Teach Children to Save Week and our annual Take Your Children to the Community Day. We also regularly recognize our Team WSFS volunteers by featuring their commitment to our Communities on social media, our intranet, and our annual Top Volunteer Service Awards celebration.

Our dedicated team of Associates give back to a variety of causes they are passionate about, and their collective volunteer efforts help fuel our Strategy and enrich our Communities.

Our Associates and Customers continued to make an impact for those in need in 2022.
WSFS Associates continued our more than 30-year relationship supporting Meals on Wheels in Delaware, totaling 240.5 volunteer hours making weekly meal deliveries to homebound seniors.

Some of the other boards and committees our Associates serve on include:

• The African-American Chamber of Commerce of PA, NJ and DE, the leading advocate for minority-owned businesses in the Delaware Valley and Southeastern Pennsylvania, with a purpose to enhance the growth and effectiveness of African-American owned businesses in the Delaware Valley, and thereby, to improve the economic conditions within the regional African-American community.

• The Delaware Business Roundtable Education Committee, a nonprofit organization that includes representatives from several Delaware Business Roundtable member organizations, with a mission to improve public education in Delaware by aggregating and aligning the resources of Roundtable members and other business leaders.

• The Burlington Township Food Pantry, which provides quality food for families who live, work or worship in Burlington Township in a collaborative effort with multiple community partners, including organizations, individuals and companies, which grows and develops based on need.

• Downtown Visions, an organization with a mission to create, manage and promote a quality environment for people who live, work and visit Downtown Wilmington by collaborating with public and private sector entities in neighborhood revitalization and stabilization, clean and safe initiatives, small business development, retail recruitment and retention, job creation and economic development.





that's not only worth preserving but worth growing, even during a difficult time.
should be defined in part by the performance of their successor.
AMERICAN BANKER

- Entrepreneur Works, an organization creating pathways of opportunity for talented yet underserved entrepreneurs through access to affordable loans, business training and one-on-one guidance, empowering small business owners from all walks of life to prosper and build sustainable communities.
- The IHM Center for Literacy, an organization with a mission to teach English language skills to the multi-ethnic, non-English speaking adult immigrant populations in the Philadelphia region and thus help them communicate more comfortably and confidently in their community and workplace.
- The Financial Wellness Institute, a nationally-recognized nonprofit organization with a mission to strengthen individuals and families and move communities to economic stability, and a goal to change individuals' behavior by empowering and educating them to improve their financial, physical, social, career and community wellbeing.
- The Delaware Alliance for Nonprofit Advancement, an organization with a mission to strengthen, enhance, and advance nonprofits in Delaware through advocacy, training, capacity building and research.

Our annual food drive, which encourages members of our Communities to bring nonperishable donations to banking offices each fall and winter, resulted in more than 53,000 pounds of food donated to Sharing Excess (Pa. and N.J.) and the Sunday Breakfast Mission (Del.). In addition to the food drive, WSFS sponsored Preston & Steve's Camp Out for Hunger for the fifth consecutive year, providing a donation of $10,000 and a voucher for 25,000 pounds of food to support Philabundance in their mission to drive hunger from our Communities.



WSFS CARES Foundation
$15,000.00

WSFS bank
GIFT VOUCHER
25K
Philabundance
$10,000.00
Ten Thousand

WSFS bank

Community Spotlight: Cristo Rey Philadelphia High School

The partnership between WSFS and Cristo Rey dates back to 2012 when Beneficial Bank (acquired by WSFS in 2019) started the tuition assistance internship program.

The Cristo Rey Philadelphia High School tuition assistance internship program with WSFS meets several of the core pillars of the WSFS CARES Foundation, including Community Investment, and Education and Leadership Development.

Since the start of the partnership, WSFS has provided more than a quarter million dollars in financial support in addition to internship and career opportunities.

WSFS works closely each year with Cristo Rey students, providing an amazing learning opportunity for both the students and WSFS' Associate mentors. Not only does this year-long experience benefit students through tuition assistance, it provides them with an inside view of the banking and financial services industry, as well as the department in which they are placed. They are not just observers but are challenged to learn and grow as they take on important day-to-day tasks and functions to keep the Bank operating efficiently and serving Customers.

The program also provides an opportunity for WSFS' Associate mentors to gain valuable management and leadership experience as they work to advance their own careers, making the program a win-win for both organizations.

The partnership between WSFS and Cristo Rey was honored as part of the Philadelphia Business Journal's 2022 Faces of Philanthropy Awards.

We believe this investment in the lives and futures of dozens of students is priceless, and we are very excited to continue this valued relationship with not only our financial contributions, but our Associates' commitment to training and mentoring students, providing financial literacy workshops and ultimately, employment.

Community Development

WSFS is committed to serving and investing in low- to moderate-income communities. We accomplish this goal through deliberate and meaningful partnerships with nonprofits to help improve education, health, affordable housing, small business development, and revitalization and stabilization. Our goals for our community development efforts are to increase responsible homeownership, revitalize distressed communities, grow businesses and create jobs. Our investments and grants support nonprofit services, and we facilitate affordable rental housing through Low Income Housing Tax Credits. WSFS also makes mortgage loans to low- and moderate-income borrowers, and in low- and moderate-income communities.

In 2022, WSFS made:

- **Nearly $67 million in Community Development Investments.**

- **More than $80 million in Small Business Administration Loans.**

To further WSFS' objective to increase responsible homeownership—which can have many positive impacts on people and communities—we added the Neighborhood Opportunity Program and WSFS Down Payment Program to our suite of mortgage products in 2022.

For many aspiring homebuyers, the biggest challenge to achieving their dream of homeownership is the upfront costs. Add in rising prices and stiff competition for houses, and the obstacles can seem overwhelming.

The Neighborhood Opportunity Program offers qualified homebuyers help with low down payment options, competitive rates, discounts on closing costs, and in some cases, no private mortgage insurance. The program also features education resources for borrowers that help them prepare for homeownership and the process for getting a mortgage, and is designed to not only help make borrowers' initial home purchases more affordable, but to keep their monthly payments more manageable. In 2022, more than $27 million in assistance was provided through the Neighborhood Opportunity Program.

In 2022, WSFS provided 122 Customers with mortgages under the WSFS Mortgage Neighborhood Opportunity Program.

In addition, WSFS started the Down Payment Grant Program in 2022, which provides grants up to $10,000, totaling $3 million over three years. While there are many local, state and federal programs designed to help homebuyers achieve their dream, coming up with upfront costs—such as down payment and closing expenses—can be challenging, especially in low- to moderate-income areas. To help ease this burden, the program is helping eligible borrowers with up to $10,000 to help cover down payments and closing costs when buying a home.

To be eligible for a WSFS Down Payment Grant, borrowers' income must be at 80% or below the Area Median Income (AMI) and the property must be located in Majority-Minority Census Tracts (MMCT) within select counties in the Greater Philadelphia and Delaware region. The grant funds do not require repayment and can be combined with other down payment assistance programs such as the First Front Door Down Payment Assistance Program, Fannie Mae and Freddie Mac mortgage programs, and other state, county and employer-assisted housing initiatives. In 2022, more than $478,000 in assistance was provided to homebuyers through the WSFS Down Payment Grant Program.

Additionally, over the past three years WSFS has demonstrated its commitment to the future of Philadelphia's technology-based ventures by investing nearly $1.6 million in the Go Philly Fund. Founded by Ben Franklin Technology Partners and EPAM, a product development and digital engineering company, the fund provides capital for early-stage technology companies.



Philanthropy

The WSFS CARES Foundation has a history of supporting the Communities in which we work and live. It is an affiliated but unconsolidated philanthropic arm of WSFS and is funded by corporate contributions. The WSFS CARES Foundation brings WSFS' mission of "We Stand for Service" to life by supporting qualified nonprofit organizations within our footprint that are invested in improving communities, fostering a spirit of inclusion and diversity, and whose focus aligns with the WSFS CARES Foundation's transformational vision.

The WSFS CARES Foundation plays a key role in our Vision by helping to create a world in which all of our Community members are given equal opportunities, helping to lead to a day when everyone will thrive. Our Communities are enriched by our philanthropic efforts, our Associates' personal commitment to service, and intentional desire to assist those in need.

The WSFS CARES Foundation primarily supports nonprofit organizations that focus on:

• Community Investment

• Affordable Housing

• Revitalization and Business Economic Empowerment

• Education and Leadership Development

• Strengthening Those in Need

The WSFS CARES Foundation provides grants for initiatives that are innovative, creative, sustainable and replicable. Over the past few years, WSFS has reinforced its commitment to the Foundation through contributions, including a $2 million grant to the WSFS CARES Foundation as part of our combination with Bryn Mawr Trust in 2022. In 2022, the WSFS CARES Foundation provided more than $2.4 million in charitable grants and contributions to support our Communities.

The WSFS CARES Foundation supports nonprofit organizations that focus on:

Community Investment

WSFS supports the Communities in which we operate by providing grants and contributions to support events, initiatives and activities that enhance the quality of life in our Communities and promote cultural diversity, involve civic leadership and provide citizen education. The WSFS CARES Foundation provided more than $135,000 in grants and contributions to support the Community Investment pillar in 2022.

Affordable Housing

WSFS provides support to organizations that shelter those experiencing homelessness, provide affordable housing solutions, give assistance to first-time homebuyers and more, to help address the housing needs of low- to moderate-income individuals and families. In 2022, more than $315,000 was granted to support the Affordable Housing pillar, including grants to organizations like The Springboard Collaborative to support the Georgetown Pallet Village to help those experiencing homelessness with transitional housing and services.



Revitalization and Business Economic Empowerment

WSFS partners with Community Development Financial Institutions (CDFIs), Community Development Corporations (CDCs), business district improvement organizations and more to promote a quality standard of living and economic wellbeing of the Communities we serve. The WSFS CARES Foundation granted more than $175,000 to support this pillar in 2022, including grants and contributions to the Pennsylvania CDFI Network for the Philly GRIT Fund to support small businesses by increasing economic and financial opportunities for business owners who are people of color.

Education and Leadership Development

WSFS supports educational programs for children and adults to provide opportunities for mentoring, workforce development, internship programs, financial literacy and more to help prepare members of the community for success. More than $950,000 was granted to organizations focused on education and leadership development in 2022, including contributions to support TeenSHARP, Chester Charter Scholars Academy, Delaware College Scholars, Commonwealth Youthchoirs and more.

Strengthening Those in Need

WSFS contributes to organizations that protect the health of those who live within our Communities and are least able to afford the healthcare services they need. We support food banks as well as educational and counseling programs that promote healthy lifestyles and provide services to people with disabilities and special needs. In 2022, more than $825,000 was granted to support strengthening those in need, including a grant to the Virtua Health Foundation to support the launch of a new Mobile Health and Cancer Screening Unit as an addition to Virtua's growing mobile health platform, as well as grants to the Food Bank of Delaware, Food Bank of South Jersey and more.

In addition to the donations and support provided by the WSFS CARES Foundation, WSFS makes substantial corporate contributions to regional nonprofit organizations. These corporate contributions are made to nonprofit organizations that support the underserved and promote the improvement of their standard of living and economic well-being.

CEO Rodger Levenson and WSFS Bank are members of the Satell Institute — A Think and Do Tank dedicated to Corporate Social Responsibility™. Membership provides access to a network of leaders, cutting-edge information, and an evolving discussion on how to build better communities through corporate-nonprofit partnerships. To become a member, businesses must make four-year financial commitments of at least $25,000 annually to each nonprofit partner of their choice. In addition to being a member, Rodger serves on Satell Institute's Advisory Board, and in 2022 served as chair of the organization's CEO Conference, committing to $15,000 in grants to be split among seven local nonprofit organizations in conjunction with the conference. Finally, our annual United Way drive raises hundreds of thousands of dollars each year from Associates and the Company to support nonprofit organizations in our Community.



Also in 2022, WSFS announced a new multi-year partnership agreement with the Philadelphia Union, making WSFS the official bank partner and community supporter of the Philadelphia Union and Subaru Park. The WSFS and Union agreement focuses on community platforms, gameday activities, and fan engagement opportunities as well as additional projects. WSFS will be the presenting partner of community relations initiatives, including the Union's annual Backpack Carnival, Juneteenth Celebration, Day of Service, Title Night, Women's Month Initiatives, and a Community Ticket Donation Program.

In October 2022, WSFS and the Union announced plans for the WSFS Bank Sportsplex, a world-class, 365-day-a-year, 170,000 sq. ft., 32-acre sports and recreation complex, marking a significant step in the development and revitalization of the Delaware River Waterfront, creating jobs and tourism while injecting millions of dollars into the Chester community. As a part of the naming rights entitlement, WSFS will donate 365 hours of field and facility usage to community organizations.



Diversity, Equity & Inclusion

Beyond having diverse talent and Customers, WSFS works to create a truly inclusive environment with opportunities to find commonalities, build relationships, and provide support to our diverse Communities from different backgrounds and cultures. We are committed to enhancing workforce diversity, creating developmental opportunities and continually improving hiring practices to retain our status as an employer of choice.

Our commitment to diversity, equity and inclusion (DEI) guides our talent strategy to ensure that our Associates are representative of the Communities we serve.

The commitment to diversity, equity and inclusion throughout our Company starts with our Board of Directors, where 50% of our Directors are women or minorities.

In 2022, The Forum of Executive Women again recognized WSFS as one of its Champions of Board Diversity for having at least 30% women on our Board of Directors. Dr. Michelle Burroughs, Senior Vice President & Chief Diversity Officer at WSFS, was recognized by the Philadelphia Business Journal as part of its Diversity in Business Awards. Also in 2022, WSFS was honored by The Fund for Women & Girls with its Corporate Champion of Change Award for its commitment to creating an inclusive workplace environment by supporting Associates from diverse communities and backgrounds.

Additionally, in 2022 we successfully relaunched the WSFS Diversity, Equity, and Inclusion Steering Committee (DISC). The committee includes the DEI Strategic Pillars, as well as our six active Resource Groups:

• ADAPT – Advocate. Disability. Access. Partner. Together.

• APPN – Asian Pacific-Islander Professional Network

• BOLD – Black Organization for Leadership and Development

• HOLA – Hispanic Organization for Leadership and Advancement

• PRIDE – LGBTQIA+ Community

• WIN – Women's Inclusion Network

The primary goal of DISC is to connect diversity, equity and inclusion activities to the broader Company and promote a results-oriented approach to sustainable change.

Some of DISC's initiatives in 2022 included relaunching our DEI intranet page with Associate resources and information, sharing our DEI S.E.R.V.I.C.E. video internally and externally, creating Associate-authored articles and resources for cultural holidays and months, and integrating DEI into new hire education, allowing us to reach more than 400 Associates as WSFS strives to become a more diverse, equitable and inclusive Company.

In 2023, we will create and circulate our first corporate Diversity, Equity and Inclusion Policy to all Associates, establish DEI scorecards and metrics related to Associate diversity and engagement, Customer experience and Communities served, and increase leadership engagement in DEI activities and training.

Diversity of opinion and perspective from our Associates and our Board of Directors is one of WSFS' greatest assets, which we will work continually to improve. Our goal is that all our constituents will see someone who represents their communities within the Executive Leadership Team and our Board of Directors.

Investing in Our Associates

Our Associates are the foundation of our culture and business model, and we make strategic and deliberate investments to attract, retain and develop talent.

WSFS' Associate-centric business model is built on the HumanSigma concept, which has been an integral part of our strategy for nearly 20 years. The HumanSigma® model, identified by Gallup®, Inc., begins with Associates who take full ownership of their job responsibilities, and as a result are more engaged and perform at a higher level.

WSFS provides intentional development opportunities to our Associates, establishing career development plans that allow our Associates to apply their talents in new and fulfilling roles.

We plan to continue to invest in Talentship initiatives that include leadership development, special project team assignments, lifted responsibilities and robust succession planning.

Research studies continue to show a direct correlation between Associate engagement, Customer advocacy and a company's performance, including financial performance.

• Our Associate Engagement scores ranked in the 90th percentile of Gallup's Q12 Overall Company Level Database.

• In 2022, our Engagement Ratio was 10.33 to 1, which means there were more than 10 engaged Associates for every 1 actively disengaged Associate. This compares to a 2022 engagement ratio of 1.8 to 1 for the U.S. working population.



Each year, we use our Gallup scores as a starting point to conduct our annual Company-wide action planning process to ensure that we are responding to the feedback received. All Associates participate in the action planning process, which further promotes engagement.

We are committed to evolving our current practices, progressively and continuously, into our vision of the workforce of the future, including providing more defined upskilling and reskilling opportunities to inspire potential, new and existing Associates to grow their careers, as well as leadership training opportunities.

Associate wellbeing is about more than health insurance, generous time off and career advancement opportunities. To us, wellbeing means that our Associates are taken care of, feel supported, and are able to realize their full potential every day. They are the foundation of everything we do, and our robust benefits program, including our Corporate Wellness and Incentive Program, Associate Counseling Services, WSFS Banking Benefits and more, put them in the best position to thrive and succeed.

In 2022, WSFS **was ranked number 13 in the United States in Forbes' ranking of the World's Best Banks,** which rates banks on general satisfaction as well as key metrics such as trust, fees, digital services and financial advice. WSFS was also ranked **number 24 on Forbes' annual America's Best Banks** list in 2022, which ranks the top 100 banks by asset quality and profitability, and was ranked **number one in Delaware in Forbes' ranking of America's Best Banks in Each State.**

These recognitions reflect our commitment to sustainable, long-term high performance driven by our Associates, who are focused on executing our strategy of **"Engaged Associates, living our culture, enriching the Communities we serve."**

Reflecting our focus on our Associates, in 2022, we received **Gallup's Exceptional Workplace Award for the sixth time.**

WSFS was named a **Top Workplace in Delaware** by *The News Journal's* Top Workplaces survey of our Associates for the **16th consecutive year,** a **Top Workplace** by the *Philadelphia Inquirer* for the **eighth consecutive year** as well as a **Top Workplace** by *NJ.com* and *Jersey's Best.*

In addition, thanks to our engaged Associates' efforts in our Communities, WSFS was named one of the 50 most community-minded companies in Pennsylvania, New Jersey and Delaware for 2022 by Philadelphia Foundation as part of the Civic 50 Greater Philadelphia.

Governance

WSFS is dedicated to operating in accordance with sound corporate governance principles that support our focus on delivering long-term value for all of our stakeholders. We believe these principles form the basis of our reputation for integrity in the marketplace and are essential to our efficiency and overall success of our Mission **'We Stand For Service.'**

Our long-term financial objective is to be a high-performing Company and we continue to keep Shareholder value top of mind. This year, we enhanced our engagement with Shareholders, as exemplified by our Executive Leadership Team participating in more than 100 meetings with top Shareholders to review our long-term plans and governance practices.

Board Principles and Guidelines

In addition to directives laid out through the various committee charters, our Board of Directors has adopted a set of principles and guidelines that guide the actions and direction of the Board.

Ethics

Our policies, systems and disclosures are aligned and reviewed twice annually to ensure that all our stakeholders have a clear view of our financial performance and future plans. Demonstrating our commitment to ethics, all our Associates are required to review and reaffirm compliance with our Code of Business Conduct and Ethics annually, among other attestations. Further, we survey Associates through Gallup, provide an ethics hotline through which Associates can report issues related to ethics, accounting, audit or internal control matters confidentially if necessary, and continually monitor feedback from Customers using various tools, including Medallia and Voices.

Independence

We are committed to having independent oversight from our Board of Directors. Eleven out of 13 of our current Directors are independent under the Nasdaq listing standards.

Lead Independent Director

Jennifer W. Davis serves as our Lead Independent Director. The principal duties of our Lead Independent Director are specified in our Board Principles and Guidelines.

Director Service on Other Boards

Our Directors do not serve on the boards of other public companies if the service impedes the Director's ability to effectively serve on our Board of Directors or creates any potential material conflicts. Directors need written approval from our Board of Directors before serving on the boards of other public companies. Including our Board of Directors, no Director may serve on the boards of more than three public companies or no more than two public companies for a Director who is also the CEO.

Classified Board Structure

Our Board of Directors regularly reviews the subject of a classified board of directors. In considering a classified board, our Corporate Governance and Nominating Committee and full Board of Directors weigh various stockholders' issues with the high engagement and institutional knowledge of our Board of Directors that provides continuity of a high-performing engagement model for our management team. We believe that a classified board creates alignment between our corporate governance principles and guidelines and the stated philosophy of managing our Company for the long-term benefit of all stakeholders.

Director Voting

We believe the evaluation of our Board of Directors and management should ultimately be based on our performance. Our voting policy is that, in an uncontested election, Directors who receive votes in favor of their election that represent less than a majority of total votes cast should promptly offer to resign from our Board of Directors.

Access to and Communication with the Board of Directors

Our Board of Directors provides access and outreach to stockholders through several forums. Our Board of Directors solicits dialogue and responds to questions from stockholders at our Annual Meeting of stockholders. In addition, questions can be submitted through email at stockholderrelations@wsfsbank.com. Additionally, our Chairman, President and CEO attends investor conferences and other roadshows to solicit feedback on corporate governance from institutional stockholders, and our Lead Independent Director periodically attends these conferences and roadshows.

CEO and Management Succession Planning

Management believes our Associates are the core of our strategy, the lifeblood of our culture, and our greatest competitive advantage. Planning leadership succession is of critical importance and is a shared responsibility of our Executive Leadership Team with oversight from our Board of Directors. The Corporate Governance and Nominating Committee and our entire Board of Directors annually reviews, evaluates, and provides governance and leadership development advice to our CEO and Executive Leadership Team, and directly oversees CEO succession planning.

Board Refreshment

On an annual basis, we actively evaluate the efficacy of our entire Board of Directors as well as individual members. In addition, we believe our Board of Directors should reflect the diversity of our Associates, Customers and Communities we serve. As a part of our Board of Directors refreshment process and philosophy, in addition to gender and ethnic diversity, we look for diversity of Board tenure and potential Director candidates who bring with them the perspectives of different backgrounds, education, culture, experience, talent and faiths.

Stock Ownership and Retention Guidelines

Our Bylaws require each of our Directors to be a stockholder and own a minimum amount of our common stock as determined from time to time in a guideline approved by our Board of Directors. This guideline is designed to closely align our Directors' interests with our focus on delivering long-term value for all our stockholders. In addition, our Board of Directors established a guideline for stock ownership by our Executive Leadership Team. These ownership guidelines are evaluated periodically for appropriate adjustments.

Policy Prohibiting Hedging

Our Insider Trading Policy specifically prohibits WSFS insiders, who are defined as Directors, Officers holding the title of Senior Vice President or higher, and any other Associates with access to material non-public information, from hedging the risk associated with the ownership of our common stock.



Environmental Matters

We are committed to balancing the evolving needs of our Customers, including access to physical banking office locations, with the need to minimize our impact on the environment. Following our merger with Beneficial Bank in 2019 and Bryn Mawr Bank Corporation in 2022, we reduced our physical footprint, and we continually review and optimize our branch network, striking a balance between physical locations from which to serve our Customers and digital delivery for Customers who prefer it, meeting Customers through the banking channel they prefer. We have nearly 700 ATMs in our footprint that provide our Customers access to bank services without the need for full banking offices, which reduces environmental impacts. We will continue to invest in our digital capabilities and provide best-in-class solutions, consistent with our brand, for our Customers and Associates. In April 2022, we also changed our name badges worn by all Associates to aluminum, a more environmentally friendly material.

We are continually reviewing our portfolio for opportunities to improve office conditions while simultaneously improving energy performance. To that effect, in 2022, we replaced 1,418 aging fluorescent lighting fixtures with newer LED units, which are projected to reduce our annual CO2 footprint by 380,129 pounds.

We will continue to look for opportunities to contribute to or support efforts to reduce adverse environmental impacts, including our carbon footprint, physical resources and land use.



WSFS Bank Center • 500 Delaware Avenue, Wilmington, DE 19801 • wsfsbank.com